FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31 st, 2010

Commission File Number:   333-121627

HARVEST ENERGY TRUST

(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
 (403) 265-1178

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒                                Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                                No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

1	Material Document – Amending Agreement to the Amended and restated Credit Agreement dated December 21, 2009 filed on SEDAR March 30, 2010.

2	Material Document – Supply and Offtake Agreement dated October 19, 2006 filed on SEDAR March 30, 2010.

3	Annual Information Form filed on SEDAR March 30, 2010.

4	News release dated March 30, 2010 announcing filing of 2009 Annual Information Form filed on SEDAR March 30, 2010.

5	CEO certification of annual filings of Harvest Energy Trust, dated March 30, 2010 filed on SEDAR March 30, 2010.

6	CFO certification of annual filings of Harvest Energy Trust, dated March 30, 2010 filed on SEDAR March 30, 2010.

7	Securityholders Documents – First, Second and Third Supplemental Trust Indentures as of December 22, 2009 filed on SEDAR March 30, 2010.

8	Securityholders Documents – Certificate of Amalgamation as of January 1, 2010 filed on SEDAR March 30, 2010.

9	Securityholders Documents – By-Laws of Harvest Operations Corp. dated December 22, 2009 filed on SEDAR March 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: March 31 st, 2010	By:	/S/ John Zahary
John Zahary
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

1	Material Document – Amending Agreement to the Amended and restated Credit Agreement dated December 21, 2009 filed on SEDAR March 30, 2010.

2	Material Document – Supply and Offtake Agreement dated October 19, 2006 filed on SEDAR March 30, 2010.

3	Annual Information Form filed on SEDAR March 30, 2010.

4	News release dated March 30, 2010 announcing filing of 2009 Annual Information Form filed on SEDAR March 30, 2010.

5	CEO certification of annual filings of Harvest Energy Trust, dated March 30, 2010 filed on SEDAR March 30, 2010.

6	CFO certification of annual filings of Harvest Energy Trust, dated March 30, 2010 filed on SEDAR March 30, 2010.

7	Securityholders Documents – First, Second and Third Supplemental Trust Indentures as of December 22, 2009 filed on SEDAR March 30, 2010.

8	Securityholders Documents – Certificate of Amalgamation as of January 1, 2010 filed on SEDAR March 30, 2010.

9	Securityholders Documents – By-Laws of Harvest Operations Corp. dated December 22, 2009 filed on SEDAR March 30, 2010.

THIRD AMENDING AGREEMENT

THIS THIRD AMENDING AGREEMENT is made effective as of December 21, 2009.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH ARE PARTIES TO THIS AGREEMENT
as Lenders

WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement;

WHEREAS KNOC has entered into an agreement with the Trust whereby, subject to the approval of the unitholders of the Trust, KNOC will acquire all of the issued and outstanding Trust Units of the Trust; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement in accordance with this Agreement.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) "**Agreement**" means this third amending agreement;

1422642.v7

- 2 -

(ii) **"Credit Agreement"** means the amended and restated credit agreement made as of October 19, 2006 among the Borrower, the Lenders and the Agent, as amended prior to the date hereof;

(iii) **"Effective Date"** means (A) for the purposes of Article 2 hereof, the first date upon which all of the conditions precedent in Section 5.1 hereof have been satisfied and (B) for the purposes of Articles 3 and 4 hereof, the first date upon which all of the conditions subsequent set forth in 5.2 hereof (except Section 5.2(e) hereof) have been satisfied; provided that each such date cannot occur earlier than the date hereof;

(iv) **"KNOC"** means Korea National Oil Corporation, a corporation subsisting under the laws of the Republic of Korea; and

(v) **"KNOC Change of Control"** means the acquisition by KNOC (or an Affiliate thereof) of all of the issued and outstanding Trust Units of the Trust.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

1.2 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words **"hereto"**, **"herein"**, **"hereunder"**, **"herewith"** and similar expressions and the term **"Agreement"** mean and refer to this Third Amending Agreement.

ARTICLE 2
CONSENTS AND CONFIRMATIONS

2.1 Consent to Change of Control

The Lenders consent to the KNOC Change of Control and acknowledge and agree that the KNOC Change of Control shall not constitute an Event of Default under Section 18.1(l) of the Credit Agreement; provided that, for certainty, such consent shall not apply to any other Change of Control that occurs after the Effective Date.

2.2 Consent to Change of Trustees

The Lenders consent to the trustee of each of Harvest Energy Trust, Harvest Breeze Trust No.1, Harvest Breeze Trust No.2, Calpine Natural Gas Trust and Viking Energy Trust being changed to 1496965 Alberta Ltd. notwithstanding that 1496965 Alberta Ltd. is not a Harvest Party nor a third party professionally qualified trustee as required by Section 14.2(k) of the

1422642.v7

- 3 -

Credit Agreement; provided that such consent is conditional upon 1496965 Alberta Ltd. at all times being, directly or indirectly, a wholly-owned subsidiary of KNOC and not carrying on any business other than acting as trustee for the Harvest Parties referred to above.

2.3 Revolving Facility Termination Date

The parties hereto acknowledge and agree that the Revolving Facility Termination Date shall remain April 30, 2010.

2.4 Applicable Pricing Margins

The parties hereto acknowledge and agree that, notwithstanding the Consolidated Senior Debt to EBITDA Ratio, at all times from and after the Effective Date until the Revolving Facility Termination Date the applicable margins in the pricing table set forth in Section 3.2(g) of the Credit Agreement shall be deemed to be fixed at Level 3.

ARTICLE 3
AMENDMENTS

3.1 Amendments to Definitions

(a) The definition of "**Aggregate Commitment Amount**" in Schedule A is amended by deleting the reference to "$1,600,000,000" in paragraph (a) thereof and replacing it with "$600,000,000".

(b) The definition of "**Change of Control**" in Schedule A is amended by adding "other than KNOC (or an Affiliate of KNOC)" immediately after "Persons" in the second line thereof.

(c) The definition of "**Consolidated Total Debt**" in Schedule A is amended by deleting it in its entirety and replacing it with the following:

""**Consolidated Total Debt**" means Consolidated Senior Debt <u>plus</u> the Subordinated Debt, the Convertible Debentures, the Senior Unsecured Obligations and the Notes; provided that Consolidated Total Debt shall not in any event include KNOC Subordinated Debt."

(d) A new definition of "**KNOC** " is added into Schedule A in alphabetical order which reads as follows:

""**KNOC**" means Korea National Oil Corporation, a corporation subsisting under the laws of the Republic of Korea."

(e) A new definition of "**KNOC Subordinated Debt**" is added into Schedule A in alphabetical order which reads as follows:

""**KNOC Subordinated Debt**" means unsecured indebtedness for borrowed money created, incurred, assumed or guaranteed by a Harvest Party and which

1422642.v7

- 4 -

is owing to KNOC or its Affiliate and is subordinated to the Obligations, any Hedge Indebtedness and any guarantee thereof pursuant to a subordination agreement in a form satisfactory to all of the Lenders, each acting reasonably."

(f) The definition of "**Permitted Encumbrances**" in Schedule A is amended by deleting paragraph (q) thereof in its entirety and replacing it with the following:

""(q) the Security (which will also secure any Hedge Indebtedness as provided for in Section 4.2)."

(g) The definition of "**Subordinated Debt**" in Schedule A is amended by adding "or KNOC Subordinated Debt" at the end thereof.

(h) The definition of "**Unitholders' Equity**" in Schedule A is amended by deleting it in its entirety and replacing it with the following:

""**Unitholders' Equity**" means, at any time, the unitholders' equity as shown on the consolidated balance sheet of the Trust, plus, any KNOC Subordinated Debt (if, in the case of the Trust, the proceeds of such Indebtedness are subsequently invested in the other Harvest Parties) which remains outstanding."

3.2 Other Amendments

(a) Section 2.10 (Increase in Credit Facility) of the Credit Agreement is deleted in its entirety.

(b) Section 4.3 (Sharing Security with Pari Passu Senior Debt) of the Credit Agreement is deleted in its entirety.

(c) Section 14.3 of the Credit Agreement is amended by adding the following new paragraph (e):

"(e) the Consolidated Senior Debt (excluding Consolidated Senior Debt secured by paragraph (o) of the definition of Permitted Encumbrances) shall not exceed Cdn. $600,000,000;"

(d) Section 14.4(b) of the Credit Agreement is amended as follows:

(i) by deleting the following phrase from Section 14.4(b)(i):

"except that any regularly scheduled monthly cash distribution (not to exceed one month's distributable cash flow) that has been publicly announced before the occurrence of a Default or Event of Default may be made by the Harvest Parties to the Trust and by the Trust to the holders of Trust Units while a Default is subsisting but prior to an Event of Default occurring,"; and

1422642.v7

- 5 -

(ii) by adding the phrase "or KNOC Subordinated Debt" immediately after the phrase "Subordinated Debt" in the second line of Section 14.4(b)(iii);

(e) Section 18.1(l) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(l) Change of Control. If, except as permitted by Section 17.1, a Change of Control occurs which is not otherwise consented to by all of the Lenders or if KNOC (or an Affiliate of KNOC) ceases to own and control, whether directly or indirectly, all of the issued and outstanding shares of the Borrower."

(f) Sections 18.1(m) and 18.1(n) of the Credit Agreement are deleted in their entirety.

(g) Section 18.3 of the Credit Agreement is deleted in its entirety and replaced with the following:

"18.3 Waivers. An Event of Default may be waived by the Majority Lenders, except that an Event of Default set forth in Section 18.1(e), 18.1(f), 18.1(i) or 18.1(l) may only be waived by all of the Lenders."

(h) Schedule B to the Credit Agreement is deleted in its entirety and replaced with the new Schedule B attached hereto.

ARTICLE 4
ADJUSTMENT OF OUTSTANDING DIRECT LOANS

4.1 Adjustment of Outstanding Direct Loans

Upon the Effective Date, each of the Lenders hereby agrees to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in any outstanding Borrowings) to give effect to the foregoing decrease in the Revolving Facility and revised Individual Commitment Amounts and to ensure that each Lender is owed its Rateable Portion of all outstanding Borrowings after giving effect to such decrease and revised Individual Commitment Amounts; provided that the provisions of this Section 4.1 shall not apply to Swingline LCs.

ARTICLE 5
CONDITIONS

5.1 Conditions Precedent

This Agreement will become effective upon the following conditions being met (unless waived in writing by all Lenders) including the receipt by the Agent, for and on behalf of the Lenders, of the following documents each in full force and effect, and in form and substance satisfactory to all Lenders, acting reasonably:

1422642.v7

- 6 -

(a) an executed copy of this Agreement;

(b) executed confirmations of all outstanding Affiliate Guarantee and Subordination Agreements in the form annexed to the signature pages hereof;

(c) the representations and warranties in Article 13 of the Credit Agreement and in each other Document shall be true, complete and correct on and with effect from the date of this Agreement;

(d) all documentation required to comply with all "know-your-client" requirements under anti-money laundering laws, as determined by each Lender in respect of such Lender's compliance, acting reasonably; and

(e) executed withdrawal letters from Royal Bank of Canada, Fortis Capital (Canada) Ltd., WestLB AG, Toronto Branch, Deutsche Bank AG, Canada Branch, Caisse de depot et placement du Quebec and CMLQ Investors Company confirming that such financial institutions will cease to be Lenders in accordance with the terms of such withdrawal letters.

5.2 Conditions Subsequent

This Agreement will terminate unless the following conditions are met within three Banking Days after the Effective Date for Article 2 hereof (unless waived in writing by all Lenders) including the receipt by the Agent, for and on behalf of the Lenders, of the following documents each in full force and effect, and in form and substance satisfactory to all Lenders, acting reasonably:

(a) legal opinions of Borrower's Counsel and counsel to the Agent and the Lenders, each in form and substance satisfactory to the Agent acting reasonably (in respect of the Borrower);

(b) a certificate of status, certificate of compliance, good standing or similar certificate in respect of the Borrower issued by an appropriate Administrative Body of the jurisdiction of organization of such Person;

(c) a certificate from an officer of the Borrower attaching certified copies of (i) any amendments or supplements to its constating documents since May 7, 2007 and (ii) resolutions of its board of directors authorizing the execution and delivery of this Agreement;

(d) a certificate of incumbency from an officer of the Borrower with specimen signatures of the individuals executing this Agreement on behalf of such Person;

(e) the Borrower shall have repaid all Obligations under the Credit Agreement (other than (i) Obligations not to exceed the principal amount of approximately Cdn. $400,000,000 and (ii) Obligations in respect of Swingline

1422642.v7

- 7 -

LCs) including all Obligations payable under the withdrawal letters referred to in Section 5.1(e) hereof;

(f) the Borrower shall have paid an amendment fee to the Agent in the amount of 0.55% of the Aggregate Commitment Amount as in effect on the Effective Date (for allocation among the Lenders in proportion to their respective Individual Commitment Amounts);

(g) the representations and warranties in Article 13 of the Credit Agreement and in each other Document shall be true, complete and correct on and with effect from the date that all of these conditions subsequent are satisfied or waived; and

(h) a certificate of the Borrower confirming that the KNOC Change of Control has been completed and attaching thereto all documents required to be filed with the Registrar of Corporations for Alberta which give effect thereto.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a) **Status**. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b) **Authority**. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c) **Valid Authorization.** The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d) **Validity and Enforceability**. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e) **No Violation, Breach, Conflict etc.** The execution and delivery of this Agreement, and its terms does not conflict with or contravene or constitute a default or create any encumbrance under:

1422642.v7

- 8 -

(i) the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower;

(ii) the Material Contracts, or any other agreement or document to which any Harvest Party is a party or by which any Harvest Party's property is bound, and which is material to the Harvest Parties taken as a whole; or

(iii) any applicable law.

(f) **No Default.** No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 7 MISCELLANEOUS

7.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

7.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

7.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

7.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

7.5 Time of the Essence

Time shall be of the essence of this Agreement.

1422642.v7

- 9 -

7.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

1422642.v7

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ____________________
Name:
Title:

Per: R Fotheringham
Name: Robert W. Fotheringham
Title: Chief Financial Officer

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

UNION BANK, N.A., CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

1472642.v7

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ____________________
Name: Chris Perks
Title: Executive Director

Per: ____________________
Name: Randy Geislinger
Title: Executive Director

THE TORONTO-DOMINION BANK, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

UNION BANK, N.A., CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

1422642.v7

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP.,
as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name: Carmen Angelescu
Title: Vice President & Director

Per: ______________________
Name: Fabrizio Carrano
Title: Associate

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, N.A., CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

1433642.v7

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP.,
as Borrower

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ____________________
Name: ANDREW KELLOCK
Title: DIRECTOR

Per: ____________________
Name: Stacey Strike
Title: Director

HSBC BANK CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

UNION BANK, N.A., CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

1422642.v7

12-21-09;09:11AM; ;1 403 693 8618 # 2/ 2

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name: Vivek Varma
Title: Associate Director

Per: ______________________
Name: Sarah Wong
Title: Relationship Manager

UNION BANK, N.A., CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

14226[illegible].v7

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name: Doug Ruzicki
Title: Authorized Signatory

Per: ______________________
Name: Greg Steidl
Title: Authorized Signatory

UNION BANK, N.A., CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

14226642.v7

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: [signature]
Name: **Larry Sagriff**
Title: **Vice President**

Per: ______________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

1423642.v7

- 10 -

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP.,
as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, N.A., CANADA BRANCH (formerly named UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH), as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name: James K.G. Campbell
Title: Senior Vice President

Per: ______________________
Name:
Title:

1422642.v7

- 11 -

BANK OF MONTREAL, as Lender

Per: ____________________________
Name: Phil Lunn
Title: Managing Director

Per: ____________________________
Name: Ebba Jantz
Title: Associate

1422642.v7

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments and supplements contained in the Third Amending Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party is and shall remain in full force and effect in all respects notwithstanding the Third Amending Agreement and the amendments and supplements therein contained and shall continue to exist and apply to all of the Obligations of the Borrower, including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the Third Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreement including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Third Amending Agreement.

VALIANT TRUST COMPANY, in its capacity as trustee of HARVEST ENERGY TRUST, by its Administrator, HARVEST OPERATIONS CORP.

Per: R Fotheringham

Name: Bob Fotheringham

Title: Chief Financial Officer

HARVEST OPERATIONS CORP., in its capacity as managing partner of REDEARTH PARTNERSHIP

Per: R Fotheringham

Name: Bob Fotheringham

Title: Chief Financial Officer

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of BREEZE RESOURCES PARTNERSHIP

Per: R Fotheringham

Name: Bob Fotheringham

Title: Vice President, Finance

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of HAY RIVER PARTNERSHIP

Per: R Fotheringham

Name: Bob Fotheringham

Title: Vice President, Finance

1115638 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 1

Per: R Fotheringham

Name: Bob Fotheringham

Title: Vice President, Finance

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2

Per: R Fotheringham

Name: Bob Fotheringham

Title: Vice President, Finance

1422642.v7

- 2 -

NORTH ATLANTIC REFINING LIMITED

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

NORTH ATLANTIC REFINING LIMITED, in its capacity as General Partner of NORTH ATLANTIC REFINING LIMITED PARTNERSHIP

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

HARVEST REFINING GENERAL PARTNERSHIP

Per: [signature]
Name: Bob Fotheringham
Title: Representative

HARVEST OPERATIONS CORP., in its capacity as trustee of VIKING ENERGY ROYALTY TRUST

Per: [signature]
Name: Bob Fotheringham
Title: Chief Financial Officer

HARVEST OPERATIONS CORP., in its capacity as trustee of CALPINE NATURAL GAS TRUST

Per: [signature]
Name: Bob Fotheringham
Title: Chief Financial Officer

1115638 ALBERTA LTD.

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

1115650 ALBERTA LTD.

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

1422442.v7

SCHEDULE B
TO THE HARVEST OPERATIONS CORP. AMENDED AND RESTATED CREDIT AGREEMENT
DATED OCTOBER 19, 2006

LENDERS AND INDIVIDUAL COMMITMENT AMOUNTS

Lender	**Individual Commitment Amount**
Canadian Imperial Bank of Commerce	$ 95,000,000
The Toronto-Dominion Bank	$ 95,000,000
The Bank of Nova Scotia	$ 95,000,000
HSBC Bank Canada	$ 95,000,000
National Bank of Canada	$ 95,000,000
Union Bank, Canada Branch	$ 45,000,000
Bank of America, N.A., Canada Branch	$ 45,000,000
Bank of Montreal	$ 35,000,000
Aggregate Commitment Amount:	**$ 600,000,000**

Effective Date: December 22, 2009

1422642.v7

SUPPLY AND OFFTAKE AGREEMENT

by and between

Vitol Refining S.A.

and

North Atlantic Refining Limited

October 19, 2006

Houston 2951453v.13

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS
1.1 Defined Terms 1
1.2 Construction 7
ARTICLE II DESIGNATED TANKS
2.1 Usage and Operation 7
2.2 Initial Inventory 8
ARTICLE III SUPPLY AND REFINING OPERATIONS
3.1 Exclusivity of Supply/Offtake 9
3.2 FIFO 9
3.3 Feedstock Transfer Price Formula 9
3.4 Third Party Payment Date 9
3.5 Operation of the Refinery 9
3.6 Reporting/Certificates 9
3.7 Refiner Supply Operations 10
3.8 Right of Refiner to Purchase Product; Excluded Products 12
3.9 Cost Management 12
3.10 Financial Participation 12
3.11 Resold Feedstock 13
ARTICLE IV PAYMENTS FOR FEEDSTOCKS AND PRODUCTS
4.1 Net Payment Amount 13
4.2 Sharing Amount 14
4.3 Other Amounts 14
4.4 Transportation Cost True-Up Amount 15
4.5 Rolling Benchmark 16
4.6 Credit Security 16
4.7 Disputes in Payment 17
ARTICLE V TITLE
5.1 Passage of Title 17
5.2 Liens and Encumbrances 17
5.3 Filings 17
ARTICLE VI RISK OF LOSS/INDEMNIFICATION
6.1 Risk of Loss 18
6.2 Refiner's Obligations 18
6.3 Vitol's Obligations 18
6.4 Third Party Claims 19
6.5 Insurance by Refiner 20
6.6 Insurance by Vitol 20
ARTICLE VII PRODUCT SPECIFICATIONS
7.1 Specifications 20
7.2 Off Specification Products 20
ARTICLE VIII MEASUREMENTS/LOADING/LIFTING
8.1 Inspection 21
8.2 Tank Measurement 21

i

Houston 2951453v.13

8.3 Vessel Measurement ... 21
8.4 Standards of Measurement ... 21
8.5 Loading/Lifting Procedures ... 22
8.6 Quality Testing ... 22
8.7 Shipping ... 22
ARTICLE IX TERM/TERMINATION
9.1 Initial Term ... 23
9.2 Remedies Upon Default ... 23
9.3 Rights of Termination ... 23
9.4 Effects of Termination ... 24
9.5 Equitable Remedies ... 24
ARTICLE X VITOL REPRESENTATIVE
10.1 Vitol's Representative ... 24
ARTICLE XI REPRESENTATIONS AND WARRANTIES
11.1 Representations and Warranties of Refiner ... 25
11.2 Representations and Warranties of Vitol ... 26
ARTICLE XII MISCELLANEOUS
12.1 Mutual Cooperation and Related Covenants ... 26
12.2 Force Majeure ... 27
12.3 Confidentiality ... 28
12.4 Relationship of Parties ... 28
12.5 Governing Law ... 28
12.6 Independent Experts ... 29
12.7 Taxes ... 29
12.8 Canadian Legislation ... 30
12.9 Time of the Essence ... 30
12.10 Foreign Corrupt Practices ... 30
12.11 Rights and Remedies Cumulative ... 30
12.12 Entire Agreement ... 31
12.13 Binding Agreement ... 31
12.14 Notice ... 31
12.15 No Waiver ... 32
12.16 Assignability ... 32
12.17 Counterparts ... 32
12.18 Non-Binding Examples ... 32
12.19 Modification of Agreement ... 32

<u>ANNEXES</u>

Annex A Product Pricing Formulas and Procedures
Annex B Product Specifications
Annex C Jet Fuel Specifications
Annex D Designated Tanks
Annex E Excluded Products
Annex F Transfer Price Formulas for Initial Feedstock Inventory
Annex G1 Form of Vitol Parent Guaranty
Annex G2 Form of Refiner Parent Guaranty

ii

Annex H Example Calculations
Annex I Vitol Insurance

iii

SUPPLY AND OFFTAKE AGREEMENT

This Supply and Offtake Agreement (this "**Agreement**") is entered into this 19th day of October, 2006 (the "**Commencement Date**"), by and between Vitol Refining S.A., a Swiss corporation ("**Vitol**") and North Atlantic Refining Limited, a corporation incorporated under the laws of Newfoundland and Labrador, Canada ("**Refiner**"). Vitol and Refiner are sometimes collectively referred to as the "**Parties**" and individually as a "**Party**."

WITNESSETH

WHEREAS, Refiner owns and operates a crude oil refinery in Newfoundland referred to as the Come by Chance Refinery (the "**Refinery**") for the processing and refining of petroleum feedstocks and the recovery therefrom of refined products; and

WHEREAS, the Parties desire that Vitol will deliver petroleum feedstocks (the "**Feedstocks**") to Refiner for use at the Refinery and will purchase all refined products produced by the Refinery (other than Excluded Products, as defined below) as provided herein (the "**Products**");

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"**Affiliate**" means, with respect to a given Person, any other Person (i) that directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, such first mentioned Person, (ii) that beneficially owns, holds or controls more than 50% of the interest of such first mentioned Person, or (iii) for which more than 50% of the interest therein is beneficially owned, held or controlled by such first mentioned Person. For the purposes of this definition, "control" when used with respect to any specified Person means the right or power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Barrel**" means a barrel of 42 United States gallons measured at 60 degrees Fahrenheit under one atmosphere of pressure.

"**Benchmark**" means an appropriate, generally recognized, publicly available, published price quotation for a specific crude oil, feedstock, petroleum product, shipping rate, or other commodity, customarily further defined by location of delivery, means of delivery, and date, including such price quotations provided by the New York Mercantile Exchange ("NYMEX"),

1

McGraw-Hill Company, Platt's Oilgram Price Report ("Platts"), International Petroleum Exchange ("IPE"), and the Oil Price Information Service ("OPIS").

"**Business Day**" means any day other than Saturday, Sunday and any day on which commercial banking institutions in New York, New York are authorized or obligated by law or executive order to close.

"**Change of Control**" means (i) with respect to Refiner, any event or transaction that results in Refiner Guarantor no longer being an Affiliate of Refiner, and (ii) with respect to Vitol, any event or transaction that results in Vitol Guarantor no longer being an Affiliate of Vitol.

"**Costs**" means, collectively, Feedstock Transportation Costs and Product Transportation Costs.

"**Depletion Volume**" means, for a given Production Week, the sum (whether positive or negative) of the Feedstock inventory in the Designated Feedstock Tanks as of the beginning of such Production Week, less the Feedstock inventory in the Designated Feedstock Tanks as of the end of such Production Week, plus the verified receipts of Feedstock (with original discharge receipts) into the Designated Feedstock Tanks during such Production Week, less any lifting of Feedstock by Vitol during such Production Week pursuant to the terms and conditions of this Agreement.

"**Designated Feedstock Tanks**" means the Designated Tanks for storing Feedstock as designated in Annex D.

"**Designated Product Tanks**" means the Designated Tanks for storing Product as designated in Annex D.

"**Designated Tanks**" means those certain Feedstock and Product tanks at the Refinery as listed in Annex D.

"**Excluded Products**" means those refined products described in Annex E. For the avoidance of doubt, Excluded Products are not Products and Products are not Excluded Products.

"**Feedstock Acquisition Amount**" shall have the meaning given that term in Section 4.3(a).

"**Feedstock Transfer Price**" means, for a given volume of Feedstock, the price calculated (using the Feedstock Transfer Price Formula for such volume of Feedstock) using the settlement prices published during the Pricing Week following the Production Week in which such volume of Feedstock constituted part of a Depletion Volume.

"**Feedstock Transfer Price Formula**" shall have the meaning given that term in Section 3.3.

"**Feedstock Transportation Costs**" means, for a given volume of Feedstock, (i) if a spot charter is used, all reasonable, direct, out of pocket, third party costs incurred by Vitol or its Affiliates in connection with such volume of Feedstock (other than the purchase price therefor)

2

up to and including delivery of such Feedstock into the Designated Feedstock Tanks (including all such costs associated with shipping, port fees, duties, demurrage, inspection, insurance, freight, lightering, shifting, losses, etc.), or (ii) if a spot charter is not used for any reason (e.g., the use of a time charter), the then prevailing spot market rate for such costs.

"Force Majeure" shall mean war, terrorism, riots, insurrections, fire, explosions, equipment failures, sabotage, strikes, and other labor or industrial disturbances, acts of God or the elements, governmental laws, regulations, or requests, or any other cause, beyond the reasonable control of the affected Party, provided, however, that Force Majeure shall not include any event or circumstance either (i) caused by the breach of this Agreement by, or negligence or recklessness of, the claiming Party, or (ii) which could have been prevented by the exercise of reasonable due diligence by the claiming Party.

"GST/HST" means the Goods and Services Tax/Harmonized Sales Tax imposed pursuant to Part IX of the *Excise Tax Act* (Canada).

"Initial Feedstock Inventory" means all volumes of Feedstock in the Designated Feedstock Tanks as of the Commencement Date.

"Initial Product Inventory" means all volumes of Product in the Designated Product Tanks as of the Commencement Date.

"LIBOR" means the rate of interest (expressed as a percentage per annum and rounded up, if necessary, to the nearest 1/16th of 1%) for deposits in United States dollars for a one-month period that appears on Telerate Page 3750 (or the successor thereto) as of 11:00 a.m. (London time) on the date of determination, or, if such rate does not appear on such page, a reasonably comparable and available published rate as reasonably agreed by the Parties.

"Losses" means, with respect to a Party, actual out-of-pocket costs, expenses, losses, and damages suffered by such Party, together with liabilities of such Party to unaffiliated third parties, but in each case excluding lost profits, opportunity cost or other consequential or punitive damages, other than consequential or punitive damages payable to unaffiliated third parties.

"NAFTA" means the North American Free Trade Agreement between Canada, the United States and Mexico.

"Parent Guaranty" shall have the meaning given that term in Section 4.6(c).

"Participated Product" shall have the meaning given that term in Section 4.2.

"Participated Product Price" shall mean the price actually obtained by Vitol for such Participated Product, less all reasonable, direct, out of pocket, third party costs incurred by Vitol or its Affiliates in connection with the movement or transportation of such Participated Product from the point of acceptance at the inlet flange to the Designated Product Tanks to the point of sale (including all such costs associated with shipping, port fees, duties, demurrage, inspection, insurance, freight, lightering, shifting, losses, time value of money, etc.).

3

"**Party**" or "**Parties**" shall have the meaning given such terms in the opening paragraph of this Agreement.

"**Payment Date**" means, with respect to a given Production Week and its related Pricing Week, the first Tuesday following the end of such Pricing Week, provided, that if such Payment Date is not a Business Day, the Payment Date shall mean the next following Business Day.

"**Performing Vessels**" means tank vessels owned or chartered by Vitol in the performance of its obligations under this Agreement.

"**Permitted Sale**" shall mean any of (i) any sale of Products by Vitol, (ii) any sale of Products by Refiner over the rack, (iii) any sale of Products by Refiner other than over the rack, provided such sale is for ultimate consumption in Newfoundland or Labrador, (iv) any sale by Refiner of bunker fuel for use by ships calling at the Refinery, (v) any sale of Products by Refiner resulting from the exercise of Refiner's rights and remedies after a Vitol Event of Default or in the case of Emergency Circumstances as contemplated by Section 2.1(c), (vi) any sale of Offspec Products pursuant to Section 7.2, or (vii) any sale of Products otherwise permitted by Vitol in writing.

"**Person**" means any individual, corporation, limited liability company, partnership, joint venture, trust, estate, unincorporated association, government or any commission, board, court, agency, instrumentality or political subdivision thereof, any other entity or any trustee, receiver, custodian or similar official.

"**Pricing Week**" means, with respect to a given Production Week, the period from Monday through Friday first commencing after the end of such Production Week.

"**Processing Units**" mean the processing units at the Refinery for use in refining products from crude feedstock.

"**Product**" shall have the meaning given that term in the Whereas clauses to this Agreement.

"**Product Disposition Amount**" shall have the meaning given that term in Section 4.3(b).

"**Product Price**" means, for a given volume of Product, the price calculated (using the Product Price Formula for such volume of Product) using the settlement prices published in the index referenced by the Product Value for such Product during the Pricing Week following the Production Week in which such volume of Product constituted part of a Production Volume.

"**Product Price Formula**" means, for a given volume of Product, the formula designated as the Product Value for such Product in Annex A hereto, less the Product Transportation Costs with respect to such Product.

"**Product Transportation Costs**" means, for a given volume of Product, all reasonable, direct, out of pocket, third party costs incurred (or deemed incurred) by Vitol or its Affiliates in connection with such volume of Product (other than the purchase price therefor) up to and until

4

the time of sale of such Product at the Reference Destination allocated to such Product in Annex A (including all such costs associated with shipping, port fees, duties, demurrage, inspection, insurance, freight, lightering, shifting, losses, etc.); provided however if there is no actual charter party to the Reference Destination for any reason (e.g., the use of a time charter or FOB sales) then the Product Transportation Costs for such volume of Product shall be based on the then prevailing spot market rate for such costs.

"**Product Value**" means, for a given type of Product, the pricing formula designated for such Product in Annex A hereto.

"**Production Volume**" means, for a given Product and Production Week, the sum (whether positive or negative) of the Product inventory in the relevant Designated Product Tank for such Product as of the end of such Production Week, less the Product inventory in the relevant Designated Product Tank for such Product as of the beginning of such Production Week, plus the verified liftings with original loading receipts (e.g., independent inspection reports, bills of lading, truck tickets, etc.) of such Product from the relevant Designated Product Tank during such Production Week.

"**Production Week**" means, each period from Wednesday at 12:00 noon until the following Wednesday at 12:00 noon (in each case, Newfoundland Time) during the term of this Agreement.

"**Provisional Acquisition/Disposition Balance**" shall have the meaning given that term in Section 4.3(c)(i).

"**Provisional Acquisition/Disposition Prepayment**" shall have the meaning given that term in Section 4.3(c)(ii).

"**Reference Destination**" means, for a given type of Product, the reference destination designated for such Product in Annex A.

"**Refiner**" shall have the meaning given that term in the opening paragraph of this Agreement.

"**Refiner Event of Default**" means: (i) failure by Refiner to make any payment required hereunder (other than with respect to amounts subject to a good faith dispute) within 5 days after receipt of written notice from Vitol that such amount is due and payable, (ii) any representation or warranty by Refiner contained herein shall be false or untrue in any material respect when made or at any time thereafter, (iii) material default by Refiner of any of its covenants or obligations hereunder if Refiner has failed to cure such default within 30 days after receipt of written notice from Refiner thereof, (iv) Refiner or Refiner Guarantor becoming insolvent, making a general assignment for the benefit of creditors or implementing or suffering a proceeding seeking relief under bankruptcy or insolvency laws, (v) Refiner causing, through its action or inaction, any lien to attach to the Designated Tanks or Vitol's Feedstocks or Product, (vi) Refiner refusing to provide Vitol or its representatives with reasonably prompt access to the Refinery premises, to the Designated Tanks, or to records required to be provided by Refiner pursuant to this Agreement following 30 days after receipt of written notice from Vitol requesting same, (vii) Refiner or Refiner Guarantor challenges, in any manner, the enforceability

5

or validity of or otherwise repudiates or refuses to comply with its obligations under the Refiner Guarantor's Parent Guaranty or such Parent Guaranty is determined by any court of competent jurisdiction or other applicable tribunal or body to be invalid or unenforceable or any breach of or event of default under such Parent Guaranty shall occur, or (viii) Refiner is subject to a Change of Control.

"Refiner Operational Rights" shall mean Refiner's rights and remedies with respect to the movement, sale or other disposition of Feedstock or Product (i) after a Vitol Event of Default, (ii) in the case of emergency circumstances as contemplated by Section 2.1(c), or (iii) with respect to Offspec Products pursuant to Section 7.2.

"Refiner Guarantor" means Harvest Energy Trust.

"Refinery" shall have the meaning given that term in the Whereas clauses to this Agreement.

"Refinery Purchase Agreement" means that certain Purchase and Sale Agreement dated August ____, 2006 between Vitol Refining Group., B.V. and Harvest Energy Trust.

"Refinery Rules" means rules, regulations, restrictions and practices established by Refiner relating to vessels, lifting, loading, vessel insurance, safety, security and other matters related to the operation of the Refinery.

commercially sensitve data redacted

"Sharing Amount" shall mean, for a given Participated Product, of the sum of (i) the difference obtained by subtracting the Standard Market Product Price for such Participated Product from the Participated Product Price for such Participated Product, plus (ii) all hedging gains incurred in connection with such Sharing Transaction, minus (iii) all hedging losses incurred in connection with such Sharing Transaction.

"Sharing Transaction" shall have the meaning given that term in Section 4.2.

"Standard Market" shall mean a market located along the U.S. East Coast.

"Standard Market Product Price" means the highest price for the Participated Product that would otherwise have been available under the terms hereof had Vitol sold such Product into the Standard Market, less all reasonable, direct, out of pocket, third party costs (including all costs associated with shipping, port fees, duties, demurrage, inspection, insurance, freight, lightering, shifting, losses, time value of money, etc.) that would have been incurred by Vitol or its Affiliates in connection with such Participated Product from the point of acceptance at the inlet flange to the Designated Product Tanks to the point at which such sale would have been made in the Standard Market.

"Supply Termination" shall have the meaning given that term in Section 3.7(b).

"Third Party Payment Date" shall have the meaning given that term in Section 3.4.

"Transportation Cost True-Up Amount" shall have the meaning given that term in Section 4.4.

6

"Vitol" shall have the meaning given that term in the opening paragraph of this Agreement.

"Vitol Event of Default" means: (i) failure by Vitol to make any payment required hereunder (other than with respect to amounts subject to a good faith dispute) within 5 days after receipt of written notice from Refiner that such amount is due and payable, (ii) any representation or warranty by Vitol contained herein shall be false or untrue in any material respect when made or at any time thereafter, (iii) material default by Vitol of any of its covenants or obligations hereunder if Vitol has failed to cure such default within 30 days after receipt of written notice from Refiner thereof, (iv) Vitol shall refuse following 30 days after receipt of written notice from Refiner requesting same to provide Refiner or its representatives with documentation required to be provided by Vitol pursuant to this Agreement, (v) Vitol or Vitol Guarantor becoming insolvent, making a general assignment for the benefit of creditors or implementing or suffering a proceeding seeking relief under bankruptcy or insolvency laws, (vi) Vitol causing, through its action or inaction, any lien to attach to the Refinery or Refiner's products or feedstocks other than as permitted hereunder, (vii) Vitol or Vitol Guarantor challenges, in any manner, the enforceability or validity of or otherwise repudiates or refuses to comply with its obligations under Vitol Guarantor's Parent Guaranty or such Parent Guaranty is determined by any court of competent jurisdiction or other applicable tribunal or body to be invalid or unenforceable or any breach of or event of default under such Parent Guaranty shall occur, or (viii) Vitol is subject to a Change of Control.

"Vitol Guarantor" means Vitol Holding B.V.

1.2 Construction. Unless the context otherwise requires (i) "or" is not exclusive; (ii) words used in the singular include the plural and words used in the plural include the singular; (iii) words used in the masculine include the feminine and words used in the feminine include the masculine; (iv) the term "including" and its syntactical variants means "includes but is not limited to;" (v) the Annexes form a part of the Agreement and shall have the same force and effect as if set out in the body of the Agreement; and (vi) references herein to any other agreement or instrument shall, unless the context otherwise requires or specifies, be deemed references to that agreement or instrument as it may from time to time be changed, amended or extended, but shall not be an incorporation by reference unless specifically so provided. The headings and captions contained in this Agreement have been inserted for convenience only and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions hereof. All references to $ or monetary amounts shall be in United States dollars unless otherwise specifically provided, and all payments required hereunder shall be made in United States dollars. Any reimbursements for costs incurred in any other currency shall be paid in United States dollars, converted at the exchange rate reported in the Wall Street Journal for the date such reimbursement is made.

ARTICLE II

DESIGNATED TANKS

2.1 Usage and Operation.

7

(a) *Exclusive Use.* Subject to the provisions of this Agreement, Vitol will, during the term of this Agreement, have (i) the sole and exclusive right to store Feedstock and Products in the Designated Tanks pursuant to the terms and conditions of this Agreement, and (ii) the right to access the Designated Tanks to remove Feedstock and Product as provided in or contemplated by this Agreement. Feedstocks delivered from time to time by Vitol to the Refinery shall be maintained and stored only in Designated Feedstock Tanks. Product acquired by Vitol from the Refiner shall be maintained and stored only in the Designated Product Tanks.

(b) *Refiner Restrictions and Rights.* Nothing herein shall restrict Refiner's right and ability to operate the Refinery, including the Designated Tanks, provided, however, that: (i) Refiner shall not cause or permit any Vitol Feedstocks to be withdrawn from a Designated Feedstock Tank without the prior written consent of Vitol, except (A) in the case of transferring such Feedstock to another Designated Feedstock Tank or to the Processing Units, or (B) in connection with the exercise of Refiner Operational Rights; (ii) Refiner shall not cause or permit any Vitol Products to be sold or withdrawn from a Designated Product Tank, except (A) for a Permitted Sale or, (B) in the case of transferring such Product to another Designated Product Tank) or (C) in connection with the exercise of Refiner Operational Rights; and (iii) Refiner will not commingle any other feedstocks with Vitol's Feedstocks and will not commingle any other products with Vitol's Products except in connection with the exercise of Refiner Operational Rights. The Parties agree and acknowledge that Refiner shall have the ongoing right to control Refinery operations and Designated Tanks and to direct the flow of Feedstock and Product among the Designated Tanks, unless otherwise expressly set forth herein.

(c) *Emergency Circumstances.* In the event that Refiner reasonably believes that there are, or are about to be, emergency or urgent circumstances which could adversely impact the Refinery, the Refinery site, the operation of the Refinery, the health and safety of any person or the environment, regardless of the cause of such circumstances and without assuming any duty hereunder to do so, Refiner may take such steps and actions as it, in its sole discretion, deems reasonable to protect against such circumstances occurring or to minimize, reduce or avoid their adverse impact including the arbitrary and immediate lifting, removal, relocation and commingling of Feedstocks and Products. Any such steps which Refiner takes shall not, on their own, constitute a default of the terms of this Agreement provided, however, Refiner shall not be absolved of any responsibility or liability hereunder resulting from any breach of the terms of this Agreement which caused such emergency or urgent circumstances. Provided that Vitol's negligence or default hereunder did not cause such emergency or urgent circumstances, Refiner shall compensate Vitol for any losses resulting from any such steps or actions taken hereunder, excluding lost profits, lost opportunity damages or other consequential damages.

2.2 Initial Inventory. Vitol owns all volumes of Initial Feedstock Inventory and all volumes of Initial Product Inventory on the Commencement Date. The Initial Feedstock Inventory and Initial Product Inventory is being determined as of the Commencement Date using the physical measurement procedures as set forth in the Refinery Purchase Agreement.

8

ARTICLE III

SUPPLY AND REFINING OPERATIONS

3.1 Exclusivity of Supply/Offtake. During the term and subject to the provisions of this Agreement, Vitol will have the exclusive right to, and will, provide Feedstocks for delivery to the Refinery for purchase by Refiner and will have the exclusive right to, and will, purchase and lift all Products produced at the Refinery on the terms set forth herein.

3.2 FIFO. All sales of Feedstocks and all liftings of Products out of Designated Tanks shall be on a first in first out basis and in accordance with the agreed nomination procedures. For greater certainty, the Initial Product Inventory shall be the first layer of Products lifted out of the Designated Product Tanks, for which there will be deemed to be no Product Price, Product Disposition Amount, Product Transportation Costs, Sharing Amount or Transportation True-Up Amount.

3.3 Feedstock Transfer Price Formula. With respect to every volume of Feedstock to be delivered to the Refinery, the Parties shall have determined a pricing formula to apply thereto (each, a "**Feedstock Transfer Price Formula**"). With respect to a volume of Feedstock that Vitol shall purchase for the Refinery at the request of Refiner (a "**Requested Cargo**"), the Feedstock Transfer Price Formula shall be a pricing formula using the most appropriate futures contract as reasonably agreed by the Parties, taking into account (i) the pricing formula applicable to Vitol's acquisition of such Requested Cargo, (ii) all Feedstock Transportation Costs applicable to such Requested Cargo, and (iii) the futures contract settlement prices published in the pricing index agreed to be used by the Parties in such pricing formula on the days on which such Requested Cargo were priced for Vitol from its third party supplier, plus $ commercially sensitive data redacted respect to any volume of Feedstock other than a Requested Cargo that the Parties have agreed will be delivered by Vitol to the Refinery, the Parties shall have agreed upon a mutually acceptable Feedstock Transfer Price Formula. With respect to the Initial Feedstock Inventory, the Feedstock Transfer Price Formulas shall be as described on Annex F.

3.4 Third Party Payment Date. With respect to every volume of Feedstock to be delivered to the Refinery, the Parties shall have determined a "**Third Party Payment Date**" applicable thereto, which in the case of a Requested Cargo shall be the date on which Vitol is obligated to pay its third party supplier for such Requested Cargo, and which in the case of any volume of Feedstock other than a Requested Cargo that the parties have agreed will be delivered by Vitol to the Refinery shall be the date mutually agreed as such by the Parties. With respect to the Initial Feedstock Inventory, the Third Party Payment Date shall be the Commencement Date.

3.5. Operation of the Refinery. Refiner shall have the sole right to (i) operate the Refinery as it deems appropriate in its sole and absolute discretion (including start/stop of Processing Units, performing turnarounds and maintenance, etc.), and (ii) set Refinery Rules as Refiner deems appropriate.

3.6 Reporting/Certificates.

9

(a) *Refiner Reporting*. Refiner will use industry standard practices no less comprehensive than those customarily used by the Refiner as of the Commencement Date to monitor, determine and report the volumes, changes in volumes and specifications of any Feedstock in Designated Feedstock Tanks and any Product in Designated Product Tanks, including the volume of Feedstocks transferred from Designated Feedstock Tanks into the Processing Units. Refiner will maintain and provide to Vitol daily production and lifting reports which reflect (i) the Feedstocks unloaded and discharged into the Designated Feedstock Tanks, (ii) the Feedstocks delivered from the Designated Feedstock Tanks to the Processing Units, (iii) the Feedstocks delivered from the Designated Feedstock Tanks other than to the Refining Units, (iv) the Products delivered into the Designated Product Tanks, (v) the Products lifted from the Designated Product Tanks, (vi) any Product it has lifted for a Permitted Sale and (vii) transfers of Feedstock or Product between Designated Tanks or other transfers otherwise permitted under this Agreement. Refiner will also provide weekly, monthly and quarterly Product production estimates which provide the contemplated production profile for such weekly, monthly and quarterly period following such report.

(b) *NAFTA Certificates*. Refiner shall provide to Vitol NAFTA Certificates of Origin, if applicable, for all shipments of Product to NAFTA countries. If such NAFTA Certificates of Origin are not received by Vitol in a timely manner, Vitol shall have the option to pay import duties and include same as a Product Transportation Cost. For these purposes, "in a timely manner" means on or before the importation of the Product into the customs territory of a NAFTA country. If such NAFTA Certificates of Origin are provided by Refiner to Vitol otherwise than in a timely manner, Vitol shall file, if feasible, an amending entry and/or claim a refund of the customs duties paid and, to the extent of any reimbursement thereof, there shall be a corresponding adjustment to the Product Transportation Cost of the shipment in question. As part of the measurement of the Initial Product Inventory as prescribed by Schedule 3.3(b) of the Refinery Purchase Agreement, Vitol shall establish which of such Initial Product Inventory qualifies for NAFTA certification, and for any such Product that does not so qualify, duties imposed by a NAFTA country will be for Vitol's account.

(c) *Vitol Reporting*. Vitol shall provide Refiner with (i) all documentation (originals or copies of originals) necessary or appropriate to establish and verify all Costs, Feedstock Transfer Prices and Feedstock Acquisition Amounts on a timely basis as they are incurred or committed to, whichever is earlier, and (ii) daily status reports of purchases and deliveries of Feedstock and Products to the Refinery.

(d) *Credit Reports*. Each Party will immediately notify the other upon any reduction in such Party's or its guarantor's credit rating. In addition, each Party shall provide written evidence of such credit rating as requested in writing by the other Party.

3.7 <u>Refiner Supply Operations</u>.

(a) *Delivered Cargoes*. Refiner shall have the right to direct Vitol to acquire Barrels from Refiner or third parties designated by Refiner on a "delivered" basis to Vitol at the Refinery dock.

10

(b) *Refiner Acquisitions.* In the event Vitol refuses or fails to acquire any given cargo of Feedstock as reasonably requested by Refiner under this Agreement, Refiner shall have the right to directly acquire same. Vitol shall purchase same from Refiner at Refiner's cost. Such amount shall be payable to Refiner on the Payment Date attributable to the Production Week during which such Barrels are delivered to the Designated Feedstock Tanks, as part of the Net Payment mechanism under Section 4.1. Once purchased by Vitol, such cargo of Feedstock shall be deemed a Requested Cargo as if Refiner was Vitol's third party supplier.

(c) *Supply Termination.* Subject to the terms of this Agreement, either Party may terminate Vitol's right (and related obligations) to provide Feedstock to the Refinery as well as Refiner's rights and obligations to buy such Feedstock (a "**Supply Termination**") from and after the date occurring 18 months after the Commencement Date by providing 6 months prior written notice thereof to the other Party. Upon the effective date of such Supply Termination, Refiner shall purchase all Vitol Feedstocks located in the Designated Feedstock Tanks at the Feedstock Transfer Price calculated with respect to the Pricing Week occurring immediately after the Production Week during which such termination occurred; provided that Refiner shall prepay, on the effective date of such Supply Termination, subject to a later true up when the actual Feedstock Transfer Price is determined, an amount equal to the Feedstock Transfer Price calculated during the two Business Days prior to the effective date of such Supply Termination. Upon such Supply Termination and prepayment, Vitol's right to provide Feedstock to the Refinery and Vitol's right to use the Designated Feedstock Tanks shall likewise terminate. Upon the effective date of such Supply Termination, (i) Vitol shall have no further rights or obligations hereunder with respect to Feedstock (other than its rights to Feedstock still stored in the Designated Feedstock Tanks pending receipt of full payment therefor), (ii) Refiner shall assume and indemnify Vitol against all outstanding obligations (except those for which Refiner has already paid or reimbursed Vitol) under any third party "spot" supply contracts, and to the extent approved by Refiner any other third party supply contracts, for Feedstock entered into by Vitol solely in order to provide Feedstock hereunder (such assumption to be accomplished by documentation reasonably satisfactory to Vitol), and (iii) the Parties shall cooperate to ensure the smooth transition of supply operations from Vitol to Refiner. The Feedstock Acquisition Amount with respect to Feedstock purchased from Vitol by Refiner upon the effective date of a Supply Termination shall be calculated with reference to the dates of payment by Refiner (in lieu of being calculated with reference to the Payment Date). Title to such Feedstocks shall pass to Refiner upon Vitol being paid therefor.

(d) *Refiner Time Charters.* Refiner shall have the right to propose to Vitol the use of Refiner's time charter arrangements for the transportation of any given cargo of Feedstock or Product hereunder. In such event, Vitol shall, prior to committing to third party transportation for such cargo, notify Refiner of all rates applicable to its third party transportation arrangements for such cargo. If Refiner commits, within six hours of such notice from Vitol, to rates at or below all such third party rates and on all such other material terms no less favorable to Vitol than in such third party contract, Vitol shall use Refiner's time charter arrangements for such cargo.

11

3.8 Right of Refiner to Purchase Product; Excluded Products.

(a) *Excluded Product and Local Sales.* Refiner will retain, and have the right to sell, all Excluded Products generated by the Refinery. In addition, Refiner may purchase certain volumes of Product from Vitol as necessary to fulfill local sale obligations and opportunities. The purchase price payable by Refiner for such volumes of Products will be the specified Product Price determined during the Pricing Week following the Production Week during which it was lifted.

(b) *Failure to Lift.* To the extent Refiner is unable to maximize its operation of the Refinery (or such operations are materially reduced) as a result of Vitol's failure (after written notice from Refiner) to lift Product from one or more Designated Product Tanks, Refiner shall have the right to lift and sell Product and pay all such amounts to Vitol, less the sum of all Product Transportation Costs incurred by Refiner and $0.08/Barrel, provided Refiner acts in good faith and commercially reasonably and in accordance with standard industry practices to obtain the best available net price therefor.

(c) *Refiner's Rights to #6 Oil.* Refiner shall have the right to notify Vitol of its desire to revise the Product Value attributable to the Product designated as #6 Oil in Annex A (**"HFO"**). Upon receipt of such notice, the Parties shall work together in good faith to determine such replacement Product Value for HFO. If the Parties have not agreed on such replacement Product Value for HFO within one week following receipt of such notice, Refiner shall have the right to notify Vitol (an **"HFO Removal Notice"**) that it desires to cause HFO to become an Excluded Product. Effective as of the 60th day (or such later date specified in such HFO Removal Notice) after receipt of such HFO Removal Notice, HFO produced at the Refinery shall no longer be considered a Product, but shall instead be considered an Excluded Product.

3.9 Cost Management. Vitol shall (i) act in a commercially reasonable manner, consistent with its obligations hereunder and industry standards (including with respect to protection of health, safety and the environment) to minimize Costs, (ii) use commercially reasonable efforts to keep Refiner informed with regard to Costs, (iii) to the extent feasible, notify Refiner and obtain Refiner's approval in advance of incurring any material Costs, and (iv) when requested by Refiner, provide such supporting materials as reasonably necessary to document Costs. The Parties shall cooperate to ascertain and realize opportunities to minimize Costs.

3.10 Financial Participation. Refiner shall have the right to notify Vitol of its desire to participate with Vitol in the payment for Feedstock from third party suppliers so as to reduce the Feedstock Acquisition Amount with respect thereto. In such event, the Parties shall cooperate to institute mutually acceptable arrangements hereunder with respect thereto. In addition, Refiner shall have the right to notify Vitol of its desire to amend the payment mechanics under this Agreement so as to remove the Feedstock Acquisition Amount and Product Disposition Amount mechanics (and the structural reasons therefor). In such event, the Parties shall cooperate to reach a mutually agreeable amendment to this Agreement.

12

3.11 Resold Feedstock. In the event Refiner requests that Vitol resell, for any reason, a volume of Feedstock to a third party purchaser prior to same being withdrawn from a Designated Feedstock Tank, the Parties s[redacted]l to (i) the actual purchase price paid by Vitol therefor, plus $ commercially sensitive data redacted Transportation Costs associated therewith (including for the sake of clarity all costs associated with the delivery of the Feedstocks to the third party purchaser), plus (iii) the time value of money attributable to such volume of Feedstock, plus or minus, as applicable (iv) all hedging gains or losses associated therewith, minus (v) the sales price actually received by Vitol from the third party purchaser therefor, minus commercially sensitive data redacted positive, Refiner shall pay same to Vitol. If such net payment is negative, Vitol shall pay the absolute value of same to Refiner. The Parties shall cooperate and use commercially reasonable efforts to minimize any negative economic impact due to such resale. For purposes of calculating TF (under Section 4.3(a)(ii)) for the Feedstock Acquisition Amount for Feedstock sold pursuant to this Section 3.11, the applicable Payment Date shall be the Payment Date first occurring after Vitol is paid for such Feedstock.

ARTICLE IV

PAYMENTS FOR FEEDSTOCKS AND PRODUCTS

4.1 Net Payment Amount. With respect to each Production Week, Vitol and Refiner will calculate a net payment amount (a "**Net Payment**") payable by Vitol to Refiner if a positive amount and payable by Refiner to Vitol if a negative amount. Such calculations shall be based on the applicable pricing formula (either a Feedstock Transfer Price Formula for Feedstock, or a Product Price Formula for Product) using the simple arithmetic average of the settlement prices published during the Pricing Week attributable to such Production Week. The Net Payment will be paid by Vitol or Refiner, as applicable, prior to 3:00 p.m. Eastern Time (Eastern Standard Time or Eastern Daylight Time, as applicable) on the Payment Date attributable to such Production Week and Pricing Week. The Net Payment shall be calculated as follows (but subject to such other adjustments as set forth herein):

(i) the Production Volume of Product (which may be positive or negative) attributable to the relevant Production Week multiplied by the applicable Product Price for such Production Volume; minus

(ii) the Depletion Volume of Feedstock (which may be positive or negative) attributable to the relevant Production Week multiplied by the applicable Feedstock Transfer Price for such Depletion Volume; minus

(iii) the volume of Products lifted by Refiner pursuant to Permitted Sales multiplied by the applicable Product Price for such volumes; minus

(iv) the Feedstock Acquisition Amount (which amount may be positive or negative) attributable to the relevant Production Week; minus

(v) the Product Disposition Amount attributable to the relevant Pricing Week; plus

13

(vi) the Sharing Amount (which amount may be positive or negative) for all Participated Product for which Vitol has received payment during the relevant Production Week; minus

(vii) any Transportation Cost True-Up Amount (which amount may be positive or negative) that is determined during such Pricing Week.

4.2 Sharing Amount. Vitol shall notify Refiner of any planned sale by Vitol of Product outside of the Standard Market. Refiner, in its discretion, will have the right to elect to or not to participate in the economics attributable to such transaction as provided below (each, a **"Sharing Transaction"**). If Refiner agrees to participate in such Sharing Transaction, it shall notify Vitol of its election within six hours of when it was so notified, whereupon such Product shall be referred to as **"Participated Product."** For any such Participated Product, the Sharing Amount attributable thereto will be added to (if positive) or deducted from (if negative) the Net Payment as part of the Net Payment mechanism described in Section 4.1. Vitol shall have the sole and exclusive right to make any and all decisions regarding such Sharing Transactions, including hedging decisions, but shall keep Refiner apprised of all material positions. Any hedging decisions made by Vitol pursuant to a Sharing Transaction shall be for the mutual interest of both Parties in Vitol's reasonable judgment.

4.3 Other Amounts. Refiner shall pay to Vitol (through the Net Payment mechanism described in Section 4.1) the Feedstock Acquisition Amounts, if positive, and Product Disposition Amounts. Vitol shall pay to Refiner (through the Net Payment mechanism described in Section 4.1) the Feedstock Acquisition Amounts, if negative.

(a) *Feedstock Acquisition Amount*. For each volume of Feedstock comprising part of a Depletion Volume with respect to a given Production Week, the Parties shall, during the relevant Pricing Week, calculate a **"Feedstock Acquisition Amount"** as follows:

Feedstock Acquisition Amount = E × TF × VF × FTP

Where:

(i) **"E"** means LIBOR (in effect on the last day of the relevant Pricing Week) + commercially sensitive data redacted

(ii) **"TF"** means (A) the number of days that have elapsed between the Third Party Payment Date for such volume of Feedstock and the Payment Date applicable thereto, divided by (B) 360 days; provided that if the Third Party Payment Date occurs after the Payment Date, TF shall be a negative number.

(iii) **"VF"** means the volume of such Feedstock.

(iv) **"FTP"** means of the Feedstock Transfer Price applicable to such volume of Feedstock.

14

(b) *Product Disposition Amount*. For each volume of Product comprising part of a Production Volume with respect to a given Production Week, the Parties shall, during the relevant Pricing Week, calculate a **"Product Disposition Amount"** as follows:

Product Disposition Amount = I × TP × VP × PP

Where:

(i) **"I"** means LIBOR (in effect on the last day of the relevant Pricing Week) + commercially sensitive data redacted

(ii) **"TP"** means (A) three days divided by (B) 360 days.

(iii) **"VP"** means the volume of such Product.

(iv) **"PP"** means the Product Price applicable to such volume of Product.

(c) *Provisional Acquisition/Disposition Prepayment*.

(i) During each Pricing Week, the Parties shall calculate the **"Provisional Acquisition/Disposition Balance"** equal to the sum of (A) the maximum Feedstock Acquisition Amounts for all Feedstock for which a Feedstock Acquisition Amount has not, and is not required to be, calculated pursuant to Section 4.3(a) above, as if such Feedstock Acquisition Amount and the applicable Feedstock Transfer Price for such Feedstock were required to be calculated during such Pricing Week, minus (B) any Provisional Acquisition/Disposition Prepayment previously deducted from a Net Payment pursuant to Section 4.3(c)(ii) below.

(ii) If at any time after the end of the third week following the Commencement Date, the Provisional Acquisition/Disposition Balance exceeds $5 million during a given Pricing Week, Refiner shall, if requested by Vitol, pay Vitol the amount by which such Provisional Acquisition/Disposition Balance exceeds $2 million (such excess, the **"Provisional Acquisition/Disposition Prepayment"**). If, at any time, following the payment by Refiner of a Provisional Acquisition/Disposition Prepayment, the sum of all Provisional Acquisition/Disposition Prepayments and the then current Provisional Acquisition/Disposition Balance is less than $2 million, Vitol shall repay to Refiner all such Provisional Acquisition/Disposition Prepayments together with all accrued and unpaid interest at LIBOR + commercially sensitive data redacted

4.4 Transportation Cost True-Up Amount. With respect to calculating a required Feedstock Transfer Price for which the Feedstock Transportation Costs are not yet ascertained as of the end of the relevant Pricing Week, or a required Product Price for which the Product Transportation Costs are not yet ascertained as of the end of the relevant Pricing Week, the Parties shall use a reasonable approximation thereof (using the best available information) as

15

reasonably determined by Vitol and approved by Refiner acting reasonably (each, a "**Cost Approximation**"), subject to the transportation cost true-up mechanism described in this Section 4.4. With respect to any Costs finally determined in a given Pricing Week with respect to a given volume of Feedstock or Product, the Parties shall calculate a "**Transportation Cost True-Up Amount**" equal to the difference obtained by subtracting the Cost Approximation for such volume from such actual Costs. Such Transportation Cost True-Up Amount shall be paid by the relevant Party (Refiner if positive, Vitol if negative) as part of the Net Payment mechanism in Section 4.1.

4.5 Rolling Benchmark.

(a) *Expiring Benchmarks*. For any Feedstock for which a Feedstock Transfer Price Formula has been determined but for which the Feedstock Transfer Price has not been determined prior to the last date on which the Benchmark month used in such Feedstock Transfer Price Formula (the "**Original Month**") is traded on the applicable futures exchange (the "**Last Day of Trading**"), the Parties shall calculate a new Feedstock Transfer Price Formula for such Feedstock using the next Benchmark month and modified to reflect the average (over the last three days for which such settlements are established prior to the Last Day of Trading) of the differential between the settlements for the Original Month and the settlements for the next month. The foregoing process will be repeated as necessary using the then prevailing Benchmark month as the new Original Month. Each such new Feedstock Transfer Price Formula will be applicable to pricing thereafter until likewise replaced hereunder.

(b) *Benchmarks Expiring During Pricing Week*. For any Feedstock for which a Feedstock Transfer Price is being calculated during a Pricing Week that includes the Last Day of Trading for the Benchmark month used in the relevant Feedstock Transfer Price Formula, the Parties shall calculate a new Feedstock Transfer Price Formula for such Last Day of Trading and all days thereafter using the next Benchmark month and modified to reflect the average (over the last three days for which such settlements are established prior to the Last Day of Trading) of the differential between the settlements for the Original Month and the settlements for the next Benchmark month. Days during the Pricing Week prior to the Last Day of Trading will continue to use the original Feedstock Transfer Price Formula.

4.6 Credit Security.

(a) *Non-Payment*. Upon a Refiner Event of Default under clause (i) of the definition thereof, Refiner shall, upon Vitol's request, deliver security to Vitol in the amount and of the character (e.g., letter of credit, prepayment, collateral) determined by Vitol, acting reasonably. Upon a Vitol Event of Default under clause (i) of the definition thereof, Vitol shall, upon Refiner's request, deliver security to Refiner in the amount and of the character (e.g., letter of credit, prepayment, collateral) determined by Refiner, acting reasonably.

(b) *Vitol's Obligation*. In the event Vitol's credit rating drops below B+, as assessed by Standard & Poors (or the equivalent thereof by any nationally recognized

16

debt rating agency), Refiner shall have the right to require similar security with respect to Vitol's Net Payment obligations hereunder.

(c) *Parent Guaranties.* Each Party shall, concurrently with the execution of this Agreement, provide a guarantee issued by its ultimate parent company, Vitol Guarantor or Refiner Guarantor, as applicable, substantially in the form of Annex G1 (for Vitol Guarantor) and Annex G2 (for Refiner Guarantor), to support such Party's financial obligations hereunder (each, a "**Parent Guaranty**").

4.7 Disputes in Payment. To the extent of any dispute with respect to a Net Payment, the Party owing such Net Payment shall pay any undisputed amounts during the pending resolutions of any such disputed amounts. Each Party will have two years from the date of the receipt of documentation underlying any Net Payment to make claims from the other concerning such Net Payment. Any claim not settled or submitted resolution under Section 12.5 shall thereafter be forever barred.

ARTICLE V

TITLE

5.1 Passage of Title. Title to Feedstocks in the Designated Feedstock Tanks shall be with Vitol. Title to Feedstocks shall pass to Refiner at the exit flange of the Designated Feedstock Tank. Title to Products shall pass to Vitol when delivered to Vitol at the inlet flange of the Designated Product Tank.

5.2 Liens and Encumbrances.

(a) *Refiner's Obligations.* Except for acts or actions by, through or under Vitol or its affiliates, or beyond the control of Refiner, Refiner will keep the Designated Tanks and Vitol's Feedstocks and Products free and clear of all liens, claims, and encumbrances and Refiner will give Vitol immediate notice of any threatened claims against the Refinery or any of its assets which could adversely impact Vitol or its Feedstocks or Products.

(b) *Vitol's Obligations.* Vitol will not cause, through its action or inaction, any liens, claims, or encumbrances to burden the Refinery or Refiner's feedstock or product (other than those relating to the Designated Tanks which may be required to protect Vitol's ownership of Feedstock or Product including notice filings and injunctive relief) and Vitol will give Refiner immediate notice of any threatened claims against such assets of which it becomes aware that could adversely impact Refiner.

5.3 Filings. Each Party will execute any documents and instruments requested by the other Party for establishing the requesting Party's absolute and unencumbered right and title to the Feedstocks and Products as contemplated by this Agreement. On the Commencement Date, Refiner and Vitol will file notice filings as may be required or appropriate to serve public notice of their respective ownership rights.

17

ARTICLE VI

RISK OF LOSS/INDEMNIFICATION

6.1 Risk of Loss. Vitol shall bear all risk of loss of its Feedstock prior to unloading at the exit flange of the Feedstock delivery vessels to the extent such loss is caused by a named peril (such as fire, lightning, explosion, etc.) which is covered by insurance in place in respect of such Feedstock and related delivery vessel and all risk of loss of its Product after loading at the inlet flange of the Product lifting vessel to the extent such loss is caused by a named peril (such as fire, lightning, explosion, etc.) which is covered by insurance in place in respect of such Product and related delivery vessel. Refiner shall bear all risk of loss of Feedstock and Product except as provided in the foregoing sentence provided, however, Vitol shall pursue, at Refiner's direction and expense, any and all claims that Vitol may have at law, in equity or otherwise against third parties in connection with any such loss that is not covered by insurance, including claims against the shipping company providing such vessel and transportation and related services and Refiner shall be entitled to any damages or amounts collected pursuant to such claims. Refiner shall have the right to approve the type, amount and other terms of insurance on, or forming part of the charter contracts in respect of, all delivery vessels and lifting vessels and shall have the right to require Vitol to acquire additional insurance in respect of Feedstock and Product cargos, including in respect of Feedstock cargos and their delivery vessels, if any, already contracted for as of the Commencement Date, provided, however, the costs of such insurance shall be added to Feedstock Transportation Costs and Product Transportation Costs. Refiner shall be named Loss Payee for all such insurance, as its interest may appear.

6.2 Refiner's Obligations. Refiner will have the right and responsibility for maintaining and operating the Designated Tanks and the Refinery and for loading and unloading Feedstocks and Products at the Refinery and will be responsible for and indemnify Vitol for any Losses directly resulting from (i) such operations, including environmental claims and safety violations, (ii) noncompliance with applicable laws and regulations, (iii) any spills or releases of Feedstocks or Products at the Refinery or in connection with loading or unloading at the Refinery, (iv) any misappropriation or loss of Vitol's Feedstocks or Vitol's Products in Refiner's care or custody (including while in the Designated Tanks), (v) breach of this Agreement by Refiner, and (vi) the negligence or willful misconduct of Refiner, its affiliates and their agents, employees or representatives in connection with the performance of their obligations under this Agreement, except to the extent any such Losses were caused by the negligence, willful misconduct, or non-compliance with applicable laws and regulations by Vitol, its affiliates and their agents, employees or representatives in connection with the performance of their obligations under this Agreement. Refiner shall be subrogated to any claim for which Vitol receives indemnification from Refiner hereunder.

6.3 Vitol's Obligations. Vitol will be responsible for and indemnify Refiner for any Losses directly resulting from a breach of this Agreement by Vitol and the negligence or willful misconduct of Vitol, its affiliates and their agents, employees or representatives in connection with the performance of their obligations under this Agreement except to the extent any such Losses were caused by the negligence, willful misconduct, or non-compliance with applicable laws and regulations by Refiner, its affiliates and their agents, employees or representatives in connection with the performance of their obligations under this Agreement. Vitol shall be

18

subrogated to any claim for which Refiner receives indemnification from Vitol hereunder. To the extent Refiner suffers Losses from offspec Feedstock for which Refiner is not entitled to indemnification from Vitol hereunder or any other matter for which Refiner is required to indemnify Vitol and in respect of which Vitol has or may have a claim against a third party, provided it reasonably can, Vitol shall assign any claim it has against any third party for such offspec Feedstock to Refiner. If Vitol cannot assign such claim to Refiner, Vitol shall, at Refiner's request and cost, pursue such claim against the third party or parties and any payments or amounts collected from judgment or settlement of such claim shall be immediately set off against amounts owing by Refiner to Vitol under this indemnity. If such amounts have already been paid by Refiner to Vitol, Vitol shall immediately refund to Refiner such applicable amounts upon collection from the claim.

6.4 Third Party Claims.

(a) Without prejudice to the right of a Party and their respective employees, owners and Affiliates to indemnification in accordance with this Article, promptly after receipt by a Party of notice of the commencement of any action or the presentation or other assertion of any claim or demand by a third party that could result in an indemnification obligation hereunder (a **"Third Party Claim"**), it shall assume the defense thereof and shall notify the indemnifying Party promptly, and in any event within 15 days after such commencement, presentation or assertion or such shorter period as may be necessary to avoid a right of reply or defense being lost. The indemnified Party's failure to give such notice shall not affect the indemnifying Party's liability for indemnification, except to the extent that such failure actually and materially prejudices the indemnifying Party. Upon receipt of such notice, the indemnifying Party shall have the right to assume the defense of any Third Party Claim with its own counsel, reasonably acceptable to the indemnified Party, and at its own expense and, at its election, to control such defense.

(b) The indemnified Party shall not compromise or settle such Third Party Claim without the consent of the indemnifying Party, which shall not be unreasonably withheld or delayed. The indemnifying Party shall not be liable for any compromise or settlement of any such Third Party Claim effected without its reasonably withheld consent.

(c) No amount shall become due and payable by an indemnifying Party to an indemnified Party in respect of any Third Party Claim unless and until settled with the consent of the Parties as described above, or shall have become required to make a payment to the third party claimant by an executory order, judgment, award or administrative decision which cannot be rendered non-executory by appropriate recourse.

(d) Payment of a Third Party Claim may be made by the indemnifying Party, at its election, either to the indemnified Party or directly to the relevant third Party claimant. The Parties agree to cooperate to the fullest extent possible in connection with any Third Party Claim for which indemnification is or may be required under this Agreement.

19

(e) Any claim for indemnification for a Third Party Claim for degradation in quality, or for shortage in quantity of Feedstock or Product, including without limitation, short landing claims, outturn losses, short loading claims and throughput losses, shall be discharged and forever barred unless written notice of the claim for indemnification, accompanied by all reasonably available supporting documentation, is given by the indemnified Party to the indemnifying Party within 90 days of the day on which the pertinent information underlying the Third Party Claim was provided to the indemnified Party. In any event, no arbitral or judicial proceeding shall be commenced in respect of any such claims for indemnification after the second anniversary of the day on which such information was provided to the indemnified Party.

6.5 Insurance by Refiner. Refiner will maintain insurance on its feedstocks and products in the Processing Units.

6.6 Insurance by Vitol. Vitol will maintain insurance on Vitol's Feedstocks and Products in the Designated Tanks. In addition, Vitol will maintain or cause to be maintained such types and amounts of insurance as set forth in Annex I.

ARTICLE VII

PRODUCT SPECIFICATIONS

7.1 Specifications. Refiner will cause the Product referred to as #6 Oil in Annex A delivered to Vitol to meet the Product specifications set forth in Annex B7. Refiner will cause all other Product delivered to Vitol to meet (i) the specifications generally accepted by the petroleum industry as consistent with the then applicable quotation in Platt's Oilgram Price Report (as then currently published by McGraw-Hill Companies, or such replacement publication) for the respective Product Value formula in Annex A, (ii) all seasonal and annual requirements of the U.S. Environmental Protection Agency (including with regard to Toxics, NOx, VOC, Sulfur and Benzene) and (iii) the Product quality specifications required by the Colonial Pipeline from time to time. With regard to Product consisting of Jet Fuel, Refiner shall also cause such Product to meet both the specifications in Annex C hereto and as required by the UK Ministry of Defense Standard 91-91 (latest edition). The Parties acknowledge that Annexes B1 – B6 reflect the current Colonial Pipeline specifications for the Products described therein as of the Commencement Date. Failure of Refiner to meet the foregoing specifications shall not constitute a breach of this Agreement if the Refinery as it was configured as of the Commencement Date was unable to meet such specifications. Product not meeting the foregoing specifications shall be referred to herein as **"Offspec Product."**

7.2 Off Specification Products.

(a) *General Rule*. Vitol may reject delivery of Offspec Product and make a proposal of an appropriate pricing formula for such Offspec Product. Refiner can accept the proposed price formula or can elect, at its cost, to unload the Offspec Product and process or blend the Offspec Product to cure the Offspec nature thereof. Any costs including charter cancellation costs or demurrage, resulting from loading and unloading such Offspec cargo shall be for the account of Refiner.

20

(b) *Long Term Off Spec Events*. If (i) the Offspec Product is the result of the Refinery as then currently configured being unable to meet the specifications for such Product, whether due to industry changes to such specifications or due to damage, malfunction or configuration changes to the Refinery (each, an "**Offspec Event**") and Refiner does not intend to (or cannot) make the changes, replacements or repairs necessary to cause the Refinery to be capable of meeting such specifications within 90 days following such Offspec Event, or (ii) the Refiner has delivered such Product failing to meet the relevant specifications on two or more previous occasions over the preceding 90 days (each, a "**Long Term Offspec Event**"), then the Parties shall meet to mutually agree upon, as expeditiously as possible, a new Product Value, Product specifications for Annex B, and/or Product description for such Product. Upon such agreement, this Agreement shall be deemed amended to reflect such new Product Value and/or Product description. Pending such agreement, Section 7.2(c) shall continue to apply.

(c) *Intermittent Off Spec Events*. If the Offspec Product is not the result of a Long Term Offspec Event, or pending agreement under Section 7.2(b) with respect to a Long Term Offspec Event, then Refiner shall, in addition to its rights under Section 7.2(a), have the right to purchase such Offspec Product from Vitol and resell same to a third party purchaser provided the price offered by such third party is based on a New York delivered location and is higher than the price proposed by Vitol pursuant to Section 7.2(a). In the event the Refiner acquires the Offspec Product from Vitol pursuant to this Section 7.2, Refiner shall be deemed to acquire such Offspec Product during the then current Production Week and the payment therefor shall be effected hereunder by way of the reduction in the Production Volume resulting from the lifting thereof by Refiner (for the avoidance of doubt, the price paid by Refiner for such Offspec Product shall be calculated as if it was compliant with the relevant specifications as set forth in Annex B for such Product that were applicable when Vitol acquired same from Refiner).

ARTICLE VIII

MEASUREMENTS/LOADING/LIFTING

8.1 Inspection. All quantities of Feedstocks and Products hereunder shall be determined by independent inspectors of record mutually agreed upon by Refiner and Vitol.

8.2 Tank Measurement. The quantity of Feedstock and Products in the Designated Tanks shall be determined by the physical gauging of the applicable tank.

8.3 Vessel Measurement. For vessels, the quantity of Products loaded onto vessels from the shore tanks shall be determined by Refiner's shore tank gauge readings if the shore tank is not receiving or delivering at the time of such lifting and otherwise by the vessels receiving gauges as adjusted by the vessel's applicable experience factor. All Product loaded into vessels for Vitol's account shall be measured by a mutually agreed independent inspector of record and may be inspected by representatives of Vitol.

8.4 Standards of Measurement. All quantity determinations herein will be corrected to sixty (60) degrees Fahrenheit based on a U.S. gallon of two hundred thirty-one (231) cubic

21

inches and forty-two (42) gallons to the Barrel, in accordance with the latest supplement or amendment to ASTM-IP petroleum measurement tables (Table 6A of ASTM-IP for Feedstocks and Table 6B of ASTM-IP for Products).

8.5 Loading/Lifting Procedures. Refiner shall deliver and load Vitol's Products onto vessels as designated by Vitol (at no cost to Vitol) on a 24 hour, 7 day per week basis, holidays included. No docking or loading costs (including tug service) shall be for the direct account of Vitol. Refiner and Vitol will establish mutually agreeable lifting and nomination procedures. Vitol, or its shipping agent, will charter all ships and will market all Products. Except as set forth in this Agreement, Vitol will not be responsible for any actions of third parties which are outside of the direct control of Vitol, including vessels arriving at the Refinery late due to mechanical difficulties, weather conditions, ship owner directive or otherwise, provided that Vitol will use reasonable commercial efforts to minimize Costs to Refiner relating to any such event or circumstance.

8.6 Quality Testing. The quality of Products lifted will be based on the Refinery's static shore tank composite samples upon withdrawal from the Designated Product Tank. If the Refinery's shore tanks are active at time of lifting of Products, then vessel composite samples will govern. Vitol can require that quality testing be performed at a laboratory or analytical facilities which are independent of the Refinery.

8.7 Shipping.

(a) All Performing Vessels shall obtain all authorizations required by applicable laws for the intended service as may be in force at the time of nomination.

(b) Vitol will only charter Performing Vessel that meet Refiner's reasonable standards as communicated to Vitol from time to time and as generally applicable to all vessels discharging at or loading from the Refinery as the case may be.

(c) Vitol shall provide Refiner with copies of all notices of nomination prepared for the scheduling of Performing Vessels at approximately the same time as they are transmitted to the terminals, suppliers and receivers. Refiner shall have the option of having any proposed Performing Vessel condition surveyed at its own cost and shall have the option of preparing, in cooperation with Vitol, a questionnaire to be completed by the owner of any proposed Performing Vessel. Refiner shall endeavour to ensure that surveys be carried out without causing delay to the proposed Performing Vessel and Vitol undertakes to exercise reasonable commercial efforts to make arrangements with the owners of proposed Performing Vessels to ensure that surveys can be carried out without causing delay. Refiner's acceptance of a Performing Vessel shall not constitute a continuing acceptance for the carriage of any subsequent cargo, should Refiner reasonably determine that a Performing Vessel which is not owned or time-chartered by Vitol no longer meets its criteria of acceptability. All time charters shall provide for the replacement of the master, officers or crew of the Performing Vessel, should (i) Vitol have reason to complain of their performance and (ii) the owner of such Performing Vessel, after due investigation, finds the complaint justified. Should a proposed Performing Vessel which is not owned or time-chartered by Vitol not meet

22

Refiner's criteria of acceptability, Refiner shall immediately notify Vitol in writing and the parties will cooperate to obtain substitute tonnage, or the replacement of the master, officers or crew of the Performing Vessel as soon as is reasonably possible.

ARTICLE IX

TERM/TERMINATION

9.1 Initial Term. This Agreement shall be effective for an initial two year term commencing with the Commencement Date, and thereafter unless terminated as provided below.

9.2 Remedies Upon Default.

(a) *Vitol Default.* Upon the occurrence of a Vitol Event of Default, notwithstanding any of the other terms and conditions of this Agreement, Vitol's rights under this Agreement to exclusive use of the Designated Tanks and to deliver Feedstock to and lift Product from same shall be suspended and Refiner may sell Products and Feedstock, and commingle and move Feedstock and Products into and out of Designated Feedstock Tanks and Designated Product Tanks, as Refiner deems appropriate in order to cover or mitigate any losses it may suffer as a result of such default or to otherwise carry out the orderly operation of the Refinery. Refiner shall promptly pay to Vitol the proceeds of any such sale conducted under this Section.

(b) *Substitute Performance Pending Event of Default.* Upon the occurrence of any event that would become a Vitol Event of Default upon expiration of the time periods for cure provided in the definition of Vitol Event of Default with respect to such event Refiner shall have the right, until such time period expires, to perform the activity of Vitol hereunder that was substantially related to or materially affected by such event; provided that Refiner shall not be entitled to commingle any feedstocks or products with Vitol's Feedstocks or Products.

9.3 Rights of Termination.

(a) *Mutual Rights.* Either Party shall have the right to terminate this Agreement (i) at the end of the initial two year term, and thereafter, by providing notice of termination to the other Party no later than six months prior to the desired termination date, (ii) at any time upon thirty days prior written notice if Refiner transfers the Refinery to an unaffiliated third party in an arms length transaction, (iii) by written notice to the other Party following the continuation for more than 180 days of a delay in performance due to Force Majeure but in any event prior to the substantially full recommencing of performance, or (iv) by 3 months prior written notice to the other Party in the event a pledge of this Agreement as collateral security by such other Party has been exercised.

(b) *Refiner's Right to Terminate.* Refiner may terminate this Agreement at any time upon and for 30 days after (and so long thereafter during the continuation of) a Vitol Event of Default.

23

(c) *Vitol's Right to Terminate.* Vitol may terminate this Agreement at any time upon and for 30 days after (and so long thereafter during the continuation of) a Refiner Event of Default or upon Refiner or its Affiliate ceasing to own a majority interest in the Refinery.

9.4 Effects of Termination. Upon termination or expiration of this Agreement, Refiner will acquire (i) all Vitol Product located in the Designated Product Tanks at the Product Price calculated with respect to the Pricing Week during which such termination or expiration occurs and (ii) all Vitol Feedstocks located in the Designated Feedstock Tanks at the Feedstock Transfer Price calculated with respect to the Pricing Week during which such termination or expiration occurs. Upon any termination or expiration of this Agreement, Refiner may commingle any Product not owned by Vitol in the Designated Product Tanks and commingle any Feedstocks not owned by Vitol in the Designated Feedstock Tanks upon Vitol being paid in full for its Products and Feedstocks.

9.5 Equitable Remedies. The Parties recognize and agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, the Parties agree that, in addition to other remedies, each Party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or to specific performance or other equitable relief to enforce the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of this Agreement, neither Party shall allege, and each Party hereby waives the defense, that there is adequate remedy at law. The Parties further agree that resort to the dispute resolution provisions contained in this Agreement shall not bar or restricted any Party from seeking any of the foregoing injunctive or equitable relief.

ARTICLE X

VITOL REPRESENTATIVE

10.1 Vitol's Representative. Vitol shall have the right to cause its designated representative or representatives ("**Vitol's Representative**") and Refiner agrees to permit Vitol's Representative to be present at the Refinery from time to time and at any and all times (day or night) as desired by Vitol, including during the delivery of Feedstocks to Designated Feedstock Tanks and the lifting of Products from Designated Product Tanks. Refiner agrees to provide to Vitol's Representative office space and such office support facilities as may be reasonably necessary for Vitol's Representative to fully monitor the delivery, storage, processing, loading and unloading operations involving Vitol Feedstocks and Products including any required or reasonably requested measurement or sampling of Feedstocks or Products. Among other access rights, Vitol and Vitol's Representative shall (i) have the right to review all books and records of Refiner relating to receipts and delivery of Feedstocks and Products and processing, storage, measurement, inspection and lifting activities at the Refinery, and (ii) have the right to be present at and to monitor all gauging, metering, sampling and testing of Vitol Feedstocks and Products. Vitol's Representative shall at all times observe all Refinery Rules related to safety and security or as are applicable to all visitors and Vitol shall ensure that Vitol's Representative shall at all times strictly abide by the confidentiality provisions contained in this Agreement.

24

ARTICLE XI

REPRESENTATIONS AND WARRANTIES

11.1 Representations and Warranties of Refiner. Refiner represents and warrants to Vitol, at all times during the term of this Agreement, as follows:

(a) *Power and Authority.* The execution, delivery and performance by Refiner of this Agreement and by Refiner Guarantor of its Parent Guaranty and the consummation of the transactions contemplated hereby and thereby are within Refiner's and Refiner Guarantor's corporate power and authority and have been duly authorized by all necessary corporate action.

(b) *Consents and Approvals.* No authorization, consent or approval of, or other action by, or notice to or filing with, any governmental authority or any other Person is required for the due authorization, execution, delivery or performance by Refiner of this Agreement or by Refiner Guarantor of its Parent Guaranty, or the consummation of the transactions contemplated hereby and thereby.

(c) *No Bankruptcy Events.* None of Refiner or Refiner Guarantor has instituted or had instituted against it and is not contemplating any proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy law or insolvency law or other similar law affecting creditor's rights. No receiver trustee or conservator has been appointed for Refiner or Refiner Guarantor or over the Refinery or any other assets or property of Refiner or Refiner Guarantor and there are no proceedings pending or to Refiner's knowledge threatened, with respect thereto.

(d) *No Litigation.* There are no legal, administrative, arbitration or other claims (contingent or otherwise), actions, suits, proceedings or governmental investigations pending or, to the knowledge of Refiner, threatened, against Refiner, Refiner Guarantor or the Refinery which could adversely affect the relationship of Refiner and Vitol hereunder or the contemplated operations of Refiner or the Refinery.

(e) *Permits.* Refiner has all permits required for the ownership and operation of the Refinery and such permits are valid and subsisting in full force and effect and enforceable.

(f) *Title to Product.* Upon its receipt of Products from Refiner, Vitol will receive good and marketable title to such Products, free and clear of all liens. All Product placed in the Designated Product Tanks will be free and clear of all liens at the time discharged into and while in the Designated Product Tanks.

(g) *No Liens.* Except for those which existed on the date prior to the Commencement Date, there are no liens existing against the Refinery, any of the Designated Tanks, or any inventories stored or located at the Refinery.

(h) *GST/HST Registration.* Refiner is a GST/HST registrant pursuant to Part IX of the Excise Tax Act (Canada) and its GST/HST registration number is 103864971.

25

11.2 Representations and Warranties of Vitol. Vitol represents and warrants to Refiner, at all times during the term of this Agreement, as follows:

(a) *Power and Authority*. The execution, delivery and performance by Vitol of this Agreement and by Vitol Guarantor of its Parent Guaranty and the consummation of the transactions contemplated hereby and thereby are within Vitol's and Vitol Guarantor's corporate power and authority and have been duly authorized by all necessary corporate action.

(b) *Consents and Approvals*. No authorization, consent or approval of, or other action by, or notice to or filing with, any governmental authority or any other Person is required for the due authorization, execution, delivery or performance by Vitol of this Agreement or by Vitol Guarantor of its Parent Guaranty, or the consummation of the transactions contemplated hereby and thereby.

(c) *No Bankruptcy Events*. None of Vitol or Vitol Guarantor has instituted or had instituted against it and is not contemplating any proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy law or insolvency law or other similar law affecting creditor's rights. No receiver trustee or conservator has been appointed for Vitol or Vitol Guarantor or any other assets or property of Vitol or Vitol Guarantor and there are no proceedings pending or to Vitol's knowledge threatened, with respect thereto.

(d) *No Litigation*. There are no legal, administrative, arbitration or other claims (contingent or otherwise), actions, suits, proceedings or governmental investigations pending or, to the knowledge of Vitol, threatened, against Vitol or Vitol Guarantor which could adversely affect the relationship of Vitol and Refiner hereunder or the contemplated operations of Vitol or Vitol's services for Refiner hereunder.

(e) *Permits*. Vitol has all permits required for it to carry on its business as contemplated by this Agreement and such permits are valid and subsisting in full force and effect and enforceable.

(f) *Title to Feedstock*. Upon its receipt of Feedstock from Vitol, Refiner will receive good and marketable title to such Feedstock, free and clear of all liens arising by, through or under Vitol. All Feedstock delivered to the Processing Units will be free and clear of all liens arising by, through or under Vitol at the time of exiting the Designated Feedstock Tanks.

(g) *GST/HST Registration*. Vitol is a GST/HST registrant pursuant to Part IX of the Excise Tax Act (Canada) and its GST/HST registration number is ___________.

ARTICLE XII

MISCELLANEOUS

12.1 Mutual Cooperation and Related Covenants.

26

(a) The Parties shall mutually cooperate with regard to all matters within their respective control to further the transactions contemplated by this Agreement. Toward this end, Vitol shall (i) use commercially reasonable efforts to deliver Feedstocks as reasonably requested by Refiner for use at the Refinery, and (ii) purchase all Products produced at the Refinery during the term of this Agreement, each in a manner consistent with Refiner's operations and proposed business plans. Furthermore, Vitol will use commercially reasonable efforts to perform its obligations hereunder in a manner that will avoid interference with Refiner's operation of the Refinery.

(b) Each Party shall use commercially reasonable efforts to cooperate and communicate with the other Party in connection with its operations hereunder, including with respect to accepting, handling, loading and unloading of vessels in a timely manner and buying Feedstock and selling and lifting Products.

(c) The Parties shall mutually cooperate and communicate in the identification and acquisition of Feedstock required for the Refinery's operations. Vitol shall use commercially reasonable efforts to acquire such Feedstock as may be requested by Refiner from time to time.

12.2 Force Majeure.

(a) The obligations of a Party under this Agreement, except the obligation to pay money to the other Party, may be suspended as a result, and to the extent, of an event of Force Majeure, to the extent that nonperformance is caused by Force Majeure, and the affected Party shall be relieved of liability for failing to perform from the inception of such event of Force Majeure and during the continuance thereof. The foregoing right shall not be construed to limit or restrict either Party's right to invoke any other subsequent Force Majeure event (even if the other, subsequent Force Majeure event relates to events or circumstances similar or event identical to the events or circumstances underlying the subject Force Majeure event) or other Force Majeure event which occurs during all or any portion of the subject Force Majeure event.

(b) A Party affected by Force Majeure shall, as a condition to invoking Force Majeure as an excuse for nonperformance under this Agreement, promptly give notice of the occurrence of the Force Majeure to the other Party, with reasonably detailed information about the event of the Force Majeure and the effect it has had, and is anticipated to have, on the performance of the invoking Party, and shall confirm such notice in writing no later than two (2) Business Days after the occurrence of such event of Force Majeure and its consequences.

(c) A Party affected by Force Majeure shall use commercially reasonable efforts to overcome same and resume performance as soon as practicable. Such affected Party shall promptly provide notice to the other Party of the termination of such Force Majeure event or circumstance.

(d) *Substitute Performance During Force Majeure.* In the event Vitol asserts the right to suspend performance hereunder as a result of Force Majeure, Refiner shall

27

have the right, until Vitol fully or substantially recommences such performance, to perform the activity of Vitol suspended thereby or that was substantially related to or materially affected by such suspension; provided that Refiner shall not be entitled to commingle any feedstocks or products with Vitol's Feedstocks or Products.

12.3 Confidentiality. The Parties hereto agree that this Agreement and any financial or technical information furnished or disclosed to a Party hereunder shall not be disclosed or made available to any other Person without the prior written consent of the other Party other than as contemplated hereunder; provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial, administrative or regulatory process, (ii) to counsel for Vitol and Refiner, (iii) to auditors or accountants, (iv) in connection with any litigation to which Vitol or Refiner is a party, (v) to an affiliate of Vitol or Refiner, (vi) by Refiner to a bona fide potential purchaser of the Refinery, and (vii) to prospective or actual sources of financing to Refiner or its Affiliates and any applicable governmental or regulatory agencies related thereto (provided that, to the extent reasonably feasible, such disclosure shall not include Annex A); provided, further, that unless specifically prohibited by applicable law or court order, each of Vitol and Refiner shall, prior to disclosure thereof, notify the other Party of any request for disclosure of any such non-public information (A) by any governmental agency or representative thereof or (B) pursuant to legal process. Notwithstanding the above restrictions, neither Party shall have any obligation for any disclosure of confidential information which is, or becomes, generally known to the public without breach of the terms of this Agreement, or if any disclosure of confidential information is required by court order or by order of any governmental or administrative tribunal having jurisdiction over the Parties. The confidentiality obligations in this section shall survive termination of this Agreement for three years.

12.4 Relationship of Parties. The relationship of Refiner and Vitol will be that of independent contractors and will not be that of lender-borrower, partners, joint venturers, principal and agent or employer and employee. Accordingly, Refiner and Vitol each herein disclaim and waive any fiduciary duty which either of them may be argued to have to the other. Neither Party has any authority whatsoever to, and neither Party shall: (i) make any agreement, representation or warranty in the name of or on behalf of the other Party; (ii) bind the other Parties in any matter; (iii) act as the agent or representative of the other Party; or (iv) assume, create or incur any obligation or liability of any nature whatsoever, in the name of or on behalf of the other Party whether by contract or otherwise. Nothing herein shall be construed to (A) limit the right of the Parties to independently pursue other business opportunities, whether of a similar or dissimilar nature to those involved in this agreement, or (B) create any right or option of either Party to participate in such independent business opportunities of the other Party.

12.5 Governing Law. The validity, performance and enforcement of this Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable therein, without giving effect to conflict of laws principles applicable thereunder. The Parties hereto do hereby submit to the exclusive jurisdiction of the courts of the Province of Ontario, located in the City of Toronto, with respect to any disputes or other matters arising out of this Agreement, and agree that any litigation between the Parties that arises pursuant to or in connection with this Agreement or any provision hereof shall be referred

28

to the courts of the Province of Ontario located in the City of Toronto, and shall not be referred to the courts of any other jurisdiction.

12.6 Independent Experts. In the event of any dispute under this Agreement of a technical nature or regarding the calculation of (or component amounts of) Costs, the Net Payment or the formulas used in connection therewith, either Party shall be entitled to refer such matter to a mutually agreed industry expert of record. Upon such referral, (i) the Parties shall cooperate with such expert in connection with its efforts to resolve such dispute, and (ii) neither Party shall commence any litigation regarding such dispute for a period of 30 days. The Parties shall share the costs of any such expert appointed hereunder.

12.7 Taxes.

(a) *Taxes*. The Parties acknowledge that any payments due hereunder by one Party to the other Party are exclusive of any and all sales taxes, including but not limited to GST/HST, duties, charges, or fees levied by governmental taxing authorities relating to the transactions contemplated herein (the "**Taxes**"). Taxes that are payable on account of Products or Feedstock hereunder will be for the account of Refiner except for Taxes for the sale of Product from Refiner to Vitol for which Vitol has not complied with Section 12.7(c).

(b) *Withholding Tax*. Vitol represents and warrants that the sale of Feedstock hereunder is a sale of inventory. Refiner agrees that Vitol shall be entitled to receive the full amount of any payments due to it hereunder, and that, Refiner shall not withhold any amounts pursuant to Canadian income tax legislation or other legislation on account of the transactions contemplated herein. Notwithstanding the foregoing, Refiner shall have no liability for Vitol's income taxes.

(c) *Evidence of Exportation*. Vitol shall provide Refiner with any evidence of exportation (or other evidence that Taxes are not payable) that Refiner reasonably requires in order to assert that the sale by Refiner to Vitol of Products pursuant hereto does not require Refiner to collect Taxes from Vitol on such sale. Such evidence shall be satisfactory if it includes one or more of the following provided, however, such list shall not be interpreted as being exhaustive:

(i) a copy of the sales invoice or purchase contract that identifies the property and the recipient, which should be matched with the respective shipping or delivery instructions on the purchase order;

(ii) a copy of the transportation document that describes the delivery service such as a bill of lading. This document would be issued by or on behalf of a carrier, which is evidence of a contract of carriage as well as proof of delivery of the goods on board a vessel;

(iii) customs brokers' or freight forwarders' invoices that relate to the exported goods or shipments of exported goods;

29

(iv) import documentation required by the country to which the goods are exported; and

(v) any other evidence (that is not generated internally by the recipient) satisfactory to the Canadian tax authorities that the product has been exported.

(d) *Transaction Taxes.* Provided that Vitol has complied with Section 12.7(c) above, Vitol shall not be required to pay to Refiner, in addition to the price of the Products sold to Vitol hereunder or any other payment due by Vitol to Refiner hereunder, any amounts of GST/HST and the Parties agree that the Parties will work together to avail of any and all input tax credits, exemptions and/or reductions of Taxes payable by either Party.

12.8 Canadian Legislation. The Parties intend that this Agreement, and any Parent Guaranty, each and together constitute an "eligible financial contract" under and in all proceedings related to the *Bankruptcy and Insolvency Act,* R.S.C. 1985, c.B-3 (Canada), the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c.C-36, or the *Winding Up and Restructuring Act*, R.S.C. 1985, c.W-11, as the same may be amended, restated, replaced, or reenacted from time to time.

12.9 Time of the Essence. The Parties agree that time is of the essence of this Agreement.

12.10 Foreign Corrupt Practices. Each Party agrees that it shall not, directly or indirectly, in connection with this Agreement and the business resulting therefrom, offer, pay, promise to pay, or authorize the giving of money or anything of value to a government official (including but not limited to employees of a government oil company), to any officer or employee of a public international organization, to any political party or official thereof or to any candidate for political office, or to any person, while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any government official, to any officer or employee of a public international organization, to any political party or official thereof, or to any candidate for political office, for the purpose of: (a) influencing any act or decision of such official, officer, employee, political party, party official, or candidate in his or its official capacity, including a decision to fail to perform his or its official functions; or (b) inducing such official, officer, employee, political party, or candidate to use his or its influence with the government or instrumentality thereof (including but not limited to a government oil company) or organization to affect or influence any act or decision of such government or instrumentality or organization, or to obtain an improper advantage in order to assist such party in obtaining or retaining business for or with, or directing business to such party or any other person in relation to this Agreement.

12.11 Rights and Remedies Cumulative. The rights and remedies of each of the Parties under this Agreement shall be cumulative and non-exclusive of any other rights or remedies which each such Party may have under any other agreement or instrument, by operation of law or otherwise.

30

12.12 Entire Agreement. This Agreement and all Annexes hereto embody the final, entire agreement between the Parties hereto and supersedes any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof.

12.13 Binding Agreement. This Agreement is entered into for the benefit of the Parties hereto and their permitted successors and assigns. It shall be binding upon and shall inure to the benefit of such Parties and their successors and assigns.

12.14 Notice. Any notice, demand or document which a Party is required or may desire to give hereunder shall be in writing and, except to the extent provided in the other provisions of this Agreement, shall be given by messenger, telecopy or other electronic transmission, or registered or certified mail, postage prepaid, return receipt requested, addressed to such Party at its address, telecopy number shown below, or at such other address as either Party shall have furnished to the other by notice given in accordance with this provision. Any notice delivered or made by messenger, telecopy, or mail shall be deemed be given on the date of actual delivery as shown by messenger receipt, the addressor's telecopy machine confirmation or other verifiable electronic receipt, or the registry or certification receipt.

If to Refiner:	North Atlantic Refining Limited ____________________ ____________________ Attn: _______________ Tel: _______________ Fax: _______________
With a copy to:	Harvest Energy Trust ____________________ ____________________ Attn: _______________ Tel: _______________ Fax: _______________
If to Vitol:	Vitol Refining S.A. Boulevard du Pont-d'Arve 28 1205 Geneva 4 Switzerland Attn: _______________ Tel: 41-22-322.1111 Fax: 41-22-781.6611
With a copy to:	Vitol S.A. Inc. ____________________ ____________________ Attn: James Dyer Tel: _______________ Fax: _______________

31

12.15 No Waiver. Neither the failure nor any delay on the part of any Party hereto to exercise any right, remedy, power, privilege or option under this Agreement shall operate as a waiver of such or any other right, remedy, power, privilege, or option. No single or partial exercise of any right, remedy, power, privilege or option under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power, privilege or option. No waiver of any right, remedy, power, privilege or option with respect to any occurrence shall be construed as a waiver of such right, remedy, power, privilege or option with respect to any subsequent or other occurrence. No waiver whatever shall be valid unless in writing and signed by an officer of the Party to whom such waiver applies and then only to the extent therein set forth.

12.16 Assignability. No Party shall, during the term of this Agreement or any extensions hereof, assign, transfer or otherwise dispose of any of its rights or obligations hereunder, without the consent of the other Party; provided, however, that (i) Refiner may assign this Agreement to any Affiliates that own the Refinery or perform its supply and marketing functions without the consent of Vitol (in which event, Refiner shall remain liable to Vitol hereunder), (ii) Vitol may assign this Agreement to an Affiliate (in which event, Vitol shall remain liable to Refiner hereunder), and (iii) either Party shall be entitled to pledge this Agreement as collateral security to internationally recognized financial institutions. Any assignments or transfers in violation of the foregoing shall be null and void.

12.17 Counterparts. This Agreement may be executed in any number of counterparts, and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts shall constitute but one Agreement.

12.18 Non-Binding Examples. Attached hereto as Annex H are example calculations under the Sections of this Agreement indicated in such examples. Notwithstanding any provision herein to the contrary, such examples are non-binding and for illustrative purposes only and in the event of any conflict between such examples and the remainder of this Agreement, the remainder of this Agreement shall govern and control.

12.19 Modification of Agreement. All modifications, consents, amendments or waivers of any provision of this Agreement shall be effective only if the same shall be in writing, specifically referencing this Agreement and signed by each of the Parties.

12.20

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Commencement Date.

32

VITOL: VITOL REFINING S.A.

By: ______________________
Name: Roland J. Favre
Title: Director

REFINER: NORTH ATLANTIC REFINING LIMITED

By: ______________________
Name: ______________________
Title: ______________________

33

VITOL:	VITOL REFINING S.A. By:__________ Name:__________ Title: Roland J. Favre Director
REFINER:	NORTH ATLANTIC REFINING LIMITED By:__________ Name: Glenn McAnelic Title: V.P.

33

ANNEX A

PRODUCT PRICING FORMULA AND PROCEDURES

1. The "FOB Price Formulae" for products will be as follows:

Product	Product Value	Reference Destination
RBOB	Platts New York Cargoes Unl RBOB Mean commercially sensitive data redacted	ston
Jet/Kero (54 Grade)	Platts New York Cargoes Jet/Kero Mean	New York
Low Sulfur Jet/Kero (55 Grade)	Platts New York Cargoes LS Jet/Kero Mean	New York
Heating Oil (86 Grade)	Platts New York Cargoes No. 2 Mean commercially sensitive data redacted	Boston
Low Sulfur Diesel Fuel (74 Grade)	Platts New York Cargoes LS Diesel Mean commercially sensitive data redacted	ston
Ultra Low Sulfur Diesel (61 Grade)	Platts New York Cargoes ULSD Mean commercially sensitve data redacted	Boston
Fuel Oil	Platts New York Cargoes No. 6 3.0 % S Mean , commercially sensitive data redacted	New York

*Plus applicable API and Sulfur Escalation/De-escalation clauses attached

Houston 2958998v.1

ANNEX A (cont'd)

PETROLEUM COMMODITY PRICES
Effective January 1, 2005

Product: #6 Oil

Product Value: Base Price

Platt's New York Harbor Cargo #6 Oil (3.0%), commercially senstive data redacted

Gravity Adjustment: The price for greater than 2.5% sulphur #6 oil will be increased or decreased by US commercially sensitive data redacted per barrel for each one-tenth (0.1) degree API above or below 12.5 API. Adjustments allowed to a maximum of 15.0 degrees API.

Sulphur Adjustment: The price for sulphur content other than 2.50 to 3.75% will be increased or decreased as follows:

(i) If the sulphur cont[...] then the price shall be discounted US commercially sensitive data redacted 1 above 4.1% sulphur content.

(ii) If the sulphur c[...] then the price shall be discounted ! commercially sensitive data redacted

(iii) If the sulphur conte[...] 2.30% to 2.49%, then the price shall be increased by the difference between the base price and the Platt's New York Harbor Cargo #6 Oil mean, interpolated between 3.0% and 2.2% for 2.5% sulphur, price; average 3 quotes around B/L date.

(iv) If the sulphur content is **1.70% to 2.29%**, then the price shall be increased by the difference between the base price and the Platt's New York Harbor Cargo #6 Oil (2.2%) mean, price; average 3 quotes around B/L date.

(v) If the sulphur content is **1.10% to 1.69%**, then the price price shall be increased by the difference between the base price and the Platt's New York Harbor Cargo #6 Oil mean, interpolated for the actual sulphur content between 1% and 2.2%, price; average 3 quotes around B/L date.

(vi) If the sulphur content is **1.0% or less**, then the price shall be increased by the difference between the base price and the Platt's New York Harbor Cargo #6 Oil (1.0%) mean, price; average 3 quotes around B/L date.

In all cases, the "average of 3 quotes around B/L date" means the arithmetic average of Platt's mean quotations effective on B/L Date; one previous and one following quotations. If the B/L date falls on a Saturday or non-Monday holiday, then two (2) preceding and one (1) following are to apply. If the B/L Date falls on a Sunday or Monday holiday, then one (1) preceding and two (2) following quotations are to apply.

Reference Destination: New York

Houston 2958920v.2

ANNEX B1

Colonial Pipeline Company

3.6.1

PRODUCT SPECIFICATIONS
REFORMULATED REGULAR GASOLINE BLENDSTOCK (RBOB)
FOR BLENDING WITH 10% DENATURED FUEL ETHANOL
(92% PURITY) AS DEFINED IN ASTM D4806

Cancels Previous Issues of F grades

This RBOB may not be combined with any other RBOB except RBOB having the same requirement for oxygenate type and amount.
All parameters must be met after blending with denatured fuel ethanol unless noted.

ALL F GRADE REQUIREMENTS (SEGREGATED AND FUNGIBLE)

Product Property		ASTM Test Method	Minimum	Test Results Maximum	Note
Benzene (vol%)		D3606		1.30	
Octane	RON	D2699	Report		
	MON	D2700	80.0		7
	(R+M)/2		83.7		7
	(R+M)/2 after Blending		87.0		
Oxygen Content, weight %		D5599, GC-OFID (see Note)			1,2,8
Aromatics (vol%)		See Note		50	2
E200 (vol%)		D86	30	70	
E300 (vol%)		D86	70	100	
Olefins (vol%)		D1319		25	
Sulfur (ppmwt)		D2622		80	9
Non-VOC Controlled Requirements					
RVP (psi)		D5191			3
	Grades				
	F3,3F (Non-VOC Controlled)			11.5	
	F4,4F (Non-VOC Controlled)			13.5	
	F5,5F (Non-VOC Controlled)			15.0	
VOC Controlled Requirements					
	(Grades F1, F2, 1F, 2F, only)				
RVP (psi)		D5191		Report	3
Emissions Performance Reductions (%)					4
	Region 1 (Grades F1,1F)		Origin:	-29.0% (cycles 14,15,16,17,18,19 20 and 21 only)	
				-27.0%	
			Delivery:	-25.0%	
	Region 2 (Grades F2,2F)		Origin:	-27.4% (cycles 14,15,16,17,18,19,20 and 21 only)	
				-25.4%	
			Delivery:	-23.4%	

F Grade Page 1 of 3

August 2006

Houston 2959002v.1

Colonial Pipeline Company

3.6.2

PRODUCT SPECIFICATIONS
REFORMULATED REGULAR GASOLINE BLENDSTOCK (RBOB)
FOR BLENDING WITH 10% DENATURED FUEL ETHANOL
(92% PURITY) AS DEFINED IN ASTM D4806

Cancels Previous Issues of F grades

FUNGIBLE ONLY REQUIREMENTS:

Product Property	ASTM Test Method	Minimum	Test Results Maximum	Note
Color			Undyed	
Corrosion (Cu) 3 hrs@ 122°F (50°C)	D130		1	
Corrosion (Ag) 3 hrs@ 122°F (50°C)	D4814-04b Annex A1		1	
Doctor test	D4952		Negative (sweet)	5
or				
Mercaptan sulfur, wt.%	D3227		0.002	
Existent Gum mg/100 ml	D381		4	
Gravity °API at 60°F	D287, D1298, D4052	Report		7
Oxidation stability-minutes	D525	240		
Phosphorous, gms/gal	D3231		0.004	
Nace Corrosion	TM0172-2001	B+ (Origin)		7
Volatility:				
Driveability Index	D4814		See Chart	
Distillation, °C(°F) @ %Evap.	D86			
Vapor/Liquid Ratio (V/L), °C (°F) @ 20	D2533, D5188			6

Grades	Driveability Index	10 vol% Max	50 vol% Min	50 vol% Max	90 vol% Max	End Pt. Max	V/L Min
F1, F2	1250	70 (158)	77 (170)	121 (250)	190 (374)	221(430)	56 (133)
F3	1230	60 (140)	77 (170)	116 (240)	185 (365)	221(430)	51 (124)
F4	1220	55 (131)	66 (150)	113 (235)	185 (365)	221(430)	47 (116)
F5	1200	50 (122)	66 (150)	110 (230)	185 (365)	221 (430)	41 (105)

NOTES (Apply to Fungible and Segregated):

Heavy Metals are not allowed to be present.
Corrosion inhibitors, gum inhibitors and metal deactivators – Refer to section 3.2.
No additives or corrosion inhibitors containing phosphorus may be used in this gasoline.
The shipment of fuels containing Port Fuel Injector (PFI) and intake valve detergent additives is prohibited.
This is a base gasoline, not for sale to the ultimate consumer.
Any gasoline exhibiting an offensive odor and/or poses a personal health hazard will not be accepted for shipment.
Any gasoline containing more than 0.50 wt. % of dicyclopentadiene will not be accepted for shipment.
The referee method will be based on a gas chromatograph test.
Delivery test results may vary by the smaller of ASTM reproducibility for a given test or any test tolerance as allowed by state or EPA regulations at the point of delivery.
1. All F grades may not contain oxygenates, such as ethers and alcohols. The use of non-hydrocarbon blending components in these grades is prohibited. Origin maximum MTBE .25 vol.%.
Delivery maximum MTBE .50 vol.%.

F Grade Page 2 of 3

August 2006

Houston 2959002v.1

Colonial Pipeline Company

3.6.3

PRODUCT SPECIFICATIONS
REFORMULATED REGULAR GASOLINE BLENDED STOCK (RBOB)
FOR BLENDING WITH 10% DENATURED FUEL ETHANOL
(92% PURITY) AS DEFINED IN ASTM D4806

Cancels Previous Issues of F grades

NOTES (Apply to Fungible and Segregated):

2. Refer to test methods published in 40 CFR Chapter 1, Part 80.46. Alternative aromatics and oxygenates test methods, ASTM D1319 and ASTM D 4815, may be used according to federal and state regulations.
3. For products blended to meet EPA or state imposed summer VOC requirements, tests must be performed in accordance with the procedures described in 40 CFR, Part 80.
4. Emissions reductions must be calculated using EPA guidelines.
5. Mercaptan Sulfur waived if fuel is negative by Doctor test.
6. D2533 will be the referee method.
7. Specifications must be met before blending of denatured fuel ethanol.
8. Oxygen content must meet a minimum of 1.7 wt.% and a maximum of 4.0 wt.% after blending of denatured fuel ethanol.
9. Refer to 40 CFR Part 80.195 (d)(2). Alternative sulfur test method, ASTM D 5453 and D7039 may be used according to federal and state regulations.

F Grade Page 3 of 3

August 2006

Houston 2959002v.1

ANNEX B2

Colonial Pipeline Company

3.17.1

PRODUCT SPECIFICATIONS
SPECIFICATIONS FOR FUNGIBLE AVAITION KEROSINE GRADE 54

Cancels Previous Issues of Grade 54

Product Property	ASTM Test Method	Test Results Minimum	Test Results Maximum	Note
General Properties				
Gravity	D287, D1298, D4052	37	51	
Net Heat of combustion BTU/ Pound	D3338, D4529, D4809	18,400		
Corrosion 2 hrs. @ 212°F (100°C)	D130		1	
MSEP: Origin	D3948	85		
MSEP: Delivery	D3948	75		
Electrical Conductivity	D2624		Report	
Determination of	MIL-T-5624P, D5452			
Filtration Time or Volume			Report	3
Total Solids or Particulate, mg/L			Report	
Low Temperature Properties				
Freezing Point, °C	D2386, D5972		-40	5
Viscosity, cSt @ -4°F (-20°C)	D445		8.0	
Volatility				
Flash Point, °F	D56, D3828	108		
Distillation, °F	D86			
10% recovered			400	
50% recovered		Report		
90% recovered		Report		
End Point			572	
Residue, %			1.5	
Loss, %			1.5	
Stability				
Existent Gum, mg/100 ml	D381		7.0	
Thermal Stability @ 275°C	D3241			Origin
Pres. Drop in mm/Hg			25	
Tube deposit less than code			Code 3	
		No Peacock or Abnormal Color Deposits		

54 Grade Page 1 of 2

August 2006

Houston 2959005v.1

Colonial Pipeline Company

3.17.2

PRODUCT SPECIFICATIONS
SPECIFICATIONS FOR FUNGIBLE AVIATION KEROSINE GRADE 54

Cancels Previous Issues of Grade 54

Product Property	ASTM Test Method	Test Results Minimum	Test Results Maximum	Note
Stability				
Thermal Stability @ 260°C	D3241			Delivery
Pres. Drop in mm/Hg			25	
Tube deposit less than code			Code 3	
		No Peacock or Abnormal Color Deposits		
Composition Properties				
Sulfur, ppmwt	D2622, D5453 D7039, D4294		3000	6
Mercaptan Sulfur, wt. %	D3227		0.003	4
OR				
Doctor test	D4952		Negative (sweet)	
Aromatics, vol.%	D1319		25	
Acidity total max, mg KOH/g	D974, D3242		0.1	
Combustion Properties				
Smoke point, mm	D1322	25		
OR				
Smoke point, mm and	D1322	18		
Naphthalenes, vol.%	D1840		3.0	

NOTES:
1. Product shall be clear and bright and free of suspended matter.
2. Only those additives specified and within the concentration noted in Section 5.2 through 5.2.2.1 of latest ASTM-D1655 are permitted. Use of additives permitted by ASTM D-1655 must be clearly indicated on Certificate of Analysis. The use of any other additives is prohibited.
3. At this time, the test limits described in MIL-5624P, Appendix A, parts 70.a(1) and 70.b will not be imposed.
4. Mercaptan Sulfur waived if fuel is negative by Doctor test.
5. The referee method will be D2386
6. Origin laboratory certifying sulfur content can qualify the test method used per EPA Performances Based Testing Criteria (see CFR 80.584). The referee test method will be ASTM D5453.

54 Grade Page 2 of 2

August 2006

Houston 2959005v.1

ANNEX B3

Colonial Pipeline Company

3.18.1

PRODUCT SPECIFICATIONS
SPECIFICATIONS FOR FUNGIBLE AVAITION KEROSINE GRADE 55

Cancels Previous Issues of Grade 55

Product Property	ASTM Test Method	Test Results Minimum	Test Results Maximum	Note
General Properties				
Color: Origin	D156,D6045	21		
Color: Delivery	D156,D6045	18		
Gravity	D287, D1298, D4052	37	51	
Net Heat of combustion BTU/ Pound	D3338, D4529, D4809	18,400		
Corrosion 2 hrs. @ 212°F (100°C)	D130		1	
Cetane Index	D4737B	40		
MSEP: Origin	D3948	85		
MSEP: Delivery	D3948	75		
Electrical Conductivity	D2624		Report	
Ash, wt.%	D482		0.01	
Determination of	MIL-T-5624P, D5452			3
Filtration Time or Volume			Report	
Total Solids or Particulate			Report	
Low Temperature Properties				
Freezing Point, °C	D2386, D5972		-40	7
Viscosity, cSt @ 104°F (40°C)	D445	1.0	1.9	
Viscosity, cSt @ -4°F (-20°C)	D445		8.0	
Volatility				
Flash Point, °F	D56, D3828	123		
Distillation, °F	D86			
10% recovered		348	400	
50% recovered		Report		
90% recovered			550	
95% recovered		465		
End Point			572	
Residue, %			1.5	
Loss, %			1.5	
Stability				
Existent Gum, mg/100 ml	D381		7.0	
Thermal Stability @ 275°C	D3241			Origin
Pres. Drop in mm/Hg			25	
Tube deposit less than code			Code 3	

No Peacock or Abnormal Color Deposits

55 Grade Page 1 of 2

August 2006

Houston 2959007v.1

Colonial Pipeline Company

3.18.2

PRODUCT SPECIFICATIONS
SPECIFICATIONS FOR FUNGIBLE AVIATION KEROSINE GRADE 55

Cancels Previous Issues of Grade 55

Product Property	ASTM Test Method	Test Results Minimum	Test Results Maximum	Note
Stability (continued)				
Thermal Stability @ 260°C	D3241			Delivery
Pres. Drop in mm/Hg			25	
Tube deposit less than code			Code 3	
		No Peacock or Abnormal Color Deposits		
Carbon Residue: Ramsbottom On 10% bottom	D524		0.15	
Composition Properties				
Sulfur, ppmwt	D2622, D5453			4
	D7039		400	
Aromatics, vol.%	D1319		25	
Mercaptan Sulfur, wt. %	D3227		0.003	5
OR				
Doctor test	D4952		Negative (sweet)	
Acidity total max, mg KOH/g	D974, D3242		0.1	
Combustion Properties				
Smoke point, mm	D1322	25		
OR				
Smoke point, mm and	D1322	18		
Naphthalenes, vol.%	D1840		3.0	
Burning Quality	D187	Report		6

NOTES:
1. Product shall be clear and bright and free of suspended matter.
2. Only those additives specified and within the concentration noted in Section 5.2 through 5.2.2.1 of latest ASTM-D1655 are permitted. Use of additives permitted by ASTM D-1655 must be clearly indicated on Certificate of Analysis. The use of any other additives is prohibited.
3. At this time, the test limits described in MIL-T-5624P, Appendix A, parts 70.a(1) and 70.b will not be imposed.
4. Origin laboratory certifying sulfur content can qualify the test method used per EPA Performance Based Testing Criteria (see CFR 80.584). The referee test method will be ASTM D5453.
5. Mercaptan Sulfur waived if fuel is negative by Doctor test.
6. Typical results pass according to Paragraph 4.2 of ASTM D3699 Standard Specifications for kerosine.
7. The referee method will be D2386

55 Grade Page 2 of 2

August 2006

Houston 2959007v.1

ANNEX B4

Colonial Pipeline Company

3.40.1 **PRODUCT SPECIFICATIONS**

SPECIFICATIONS FOR FUNGIBLE DYED HIGH SULFUR NONROAD, LOCOMOTIVE & MARINE DIESEL FUEL GRADE 86

EPA Designation: **MVNRLM, NRLM diesel fuel, High sulfur**

Cancels Previous Issues of Grade 86

Product Property	ASTM Test Method	Test Results Minimum	Test Results Maximum	Note
Gravity API	D287, D1298, D4052	30		
Flash Point, °F Pensky-Martin	D93	130		
Distillation, °F	D86			
50%			Report	
90%		540	640	
End Point			690	
Color ASTM	D1500,D6045		2.5	4
Color Visual				3
Viscosity, cSt @ 40°C (104°F)	D445	1.9	3.4	
Pour Point	D97, D5949 D5950, D5985			2
Cloud Point	D2500, D5771, D5772, D5773			2
Corrosion, 3hrs. @ 50°C (122°F)	D130		1	
Total Sulfur, ppmwt	D2622, D5453 D7039		2000	6
Cetane Number	D613	40		5
Ash, wt.%	D482		0.01	
Carbon Residue: Ramsbottom On 10% Bottom	D524		0.35	
BS&W, vol.%	D2709 Or equivalent		<0.05	
Thermal stability, 90 minutes 150°C Pad rating, DuPont scale			7	
OR				
Oxidation stability, mg/100 ml	D2274		2.5	
Haze rating @ 25°C (77°F)	D4176 Procedure 2		2	
Nace Corrosion	TM0172-2001	B+(Origin)		

Delivery test results may vary by the smaller of ASTM reproducibility for a given test or any test tolerance as allowed by the state or EPA regulations at the point of delivery.

86 Grade Page 1 of 2

August 2006

Houston 2959009v.1

Colonial Pipeline Company

3.40.2

PRODUCT SPECIFICATIONS

SPECIFICATIONS FOR FUNGIBLE DYED HIGH SULFUR NONROAD, LOCOMOTIVE & MARINE DIESEL FUEL GRADE 86

Cancels Previous Issues of Grade 86

NOTES:

1. Concentration and type of additives permitted only as approved by Colonial.

2. This schedule denotes the fluidity of the distillate at the time and place of origin.

Pour Point-August 1st through March 14th	Maximum: -18 °C (0°F).
Pour Point –March 15th through July 31st	Maximum: -12°C (−10°F)
Cloud Point-August 1st through March 14th	Maximum: -9 °C (+15°F).
Cloud Point March 15th through July 31st	Maximum: -7°C (+20°F)

The referee method will be Pour point D97 and Cloud point D2500

Dye Requirement:

Origin: This product must exhibit visual evidence that red dye is present. The maximum allowable concentration, or spectral equivalence, is 0.75 pounds of Solid Red #26 per 1,000 barrels.

Delivery: This product will be dyed by CPC to meet a minimum dye concentration, or spectral equivalence, of 3.9 pounds of Solid Red #26 per 1,000 barrels.

4. ASTM color measurement before addition of dye.

5. Where cetane number by test method D613 is not available, test method D4737A can be used as an approximation.

6. Origin laboratory certifying sulfur content can qualify the test method used per EPA Performance Based Testing Criteria (see CFR 80.584). The referee test method will be ASTM D5453.

86 Grade Page 2 of 2

August 2006

Houston 2959009v.1

ANNEX B5

Colonial Pipeline Company

3.31.1

PRODUCT SPECIFICATIONS
SPECIFICATIONS FOR FUNGIBLE LOW SULFUR
HIGHWAY DIESEL FUEL GRADE 74

EPA Designation: MVNRLM, Motor vehicle diesel fuel, #2D, 500 ppm sulfur motor vehicle diesel fuel

Cancels Previous Issues of Grade 74

Product Property		ASTM Test Method	Test Results Minimum	Test Results Maximum		Note
Gravity API		D287, D1298, D4052	30			
Flash Point, °F	Pensky-Martin	D93	130			
Distillation, °F		D86				
	50%			Report		
	90%		540	640		
	End Point			690		
Color ASTM		D1500, D6045		2.5		
Color Visual			Undyed			
Viscosity, cSt @ 40°C (104°F)		D445	1.9	3.4		
Pour Point		D97, D5949 D5950, D5985				2
Cloud Point		D2500, D5771, D5772, D5773				2
Corrosion, 3hrs. @ 50°C (122°F)		D130		1		
Total Sulfur, ppmwt		D2622, D5453 D7039		420	Origin	3
				500	Delivery	
Cetane Number		D613	40			4
Aromatics (Volume %)		D1319		31.7		
Or Aromatics by Cetane Index		D976	40			
Ash, wt.%		D482		0.01		
Carbon Residue: Ramsbottom	On 10% Bottom	D524		0.35		
BS&W, vol.%		D2709 Or equivalent		<0.05		
Thermal stability, 90 minutes	150°C Pad rating, DuPont scale			7		
	OR					
Oxidation stability, mg/100 ml		D2274		2.5		
Haze rating @ 25°C (77°F)		D4176 Procedure 2		2		
Nace Corrosion		TM0172-2001	B+(Origin)			

Delivery test results may vary by the smaller of ASTM reproducibility for a given test or any test tolerance as allowed by state or EPA regulations at the point of delivery.

74 Grade Page 1 of 2

August 2006

Houston 2959011v.1

Colonial Pipeline Company

3.31.2 PRODUCT SPECIFICATIONS

SPECIFICATIONS FOR FUNGIBLE LOW SULFUR DIESEL FUEL GRADE 74

Cancels Previous Issues of Grade 74

NOTES:
1. Concentration and type of additives permitted only as approved by Colonial.
2. This schedule denotes the fluidity of the distillate at the time and place of origin.

Pour Point-August 1st through March 14th	Maximum: -18 °C (0°F).
Pour Point –March 15th through July 31st	Maximum: -12°C (+10°F)
Cloud Point-August 1st through March 14th	Maximum: -9 °C (+15°F).
Cloud Point –March 15th through July 31st	Maximum: -7°C (+20°F)

The referee method will be Pour point D97 and Cloud point D2500

3. Origin laboratory certifying sulfur content must qualify the test method used per EPA Performance Based Testing Criteria (see CFR 80.584). The referee test method will be ASTM D5453.
4. Where cetane number by test method D613 is not available, test method D4737B can be used as an approximation.

74 Grade Page 2 of 2

August 2006

Houston 2959011v.1

ANNEX B6

Colonial Pipeline Company

3.23.1 PRODUCT SPECIFICATIONS

SPECIFICATIONS FOR FUNGIBLE ULTRA LOW SULFUR DIESEL FUEL -GRADE 61

EPA Designation: MVNRLM, Motor vehicle diesel fuel, #2 D, 15 ppm sulfur motor vehicle diesel fuel

Cancels Previous Issues of Grade 61

Product Property	ASTM Test Method	Test Results Minimum	Test Results Maximum		Note
Gravity API	D287, D1298, D4052	30			
Flash Point, °F					
Pensky-Martin	D93	130			
Distillation, °F	D86				
50%			Report		
90%		540	640		
End Point			690		
Color ASTM	D1500,D6045		2.5		
Color Visual		Undyed			
Viscosity, cSt @ 40°C (104°F)	D445	1.9	3.4		
Pour Point	D97, D5949 D5950, D5985				2
Cloud Point	D2500, D5771, D5772, D5773				2
Corrosion, 3hrs. @ 50°C (122°F)	D130		1		
Total Sulfur, ppmwt	D2622, D5453 D7039, Other		8	Origin	3
			14	Delivery	
Cetane Number	D613	40			4
Aromatics (Volume %)	D1319		31.7		
Or Aromatics by Cetane Index	D976	40			
Ash, wt.%	D482		0.01		
Carbon Residue: Ramsbottom On 10% Bottom	D524		0.35		
BS&W, vol.%	D2709 Or equivalent		<0.05		
Thermal stability, 90 minutes 150°C Pad rating, DuPont scale			7		
OR					
Oxidation stability, mg/100 ml	D2274		2.5		
Haze rating @ 25°C (77°F)	D4176 Procedure 2		2		
Nace Corrosion	TM0172-2001	B+(Origin)			

61 Grade Page 1 of 2

August 2006

Houston 2959013v.1

Colonial Pipeline Company

3.23.2

PRODUCT SPECIFICATIONS
SPECIFICATIONS FOR FUNGIBLE ULTRA LOW SULFUR DIESEL FUEL - GRADE 61

EPA Designation: MVNRLM, Motor vehicle diesel fuel, #2 D, 15 ppm sulfur motor vehicle diesel fuel

Cancels Previous Issues of Grade 61

Delivery test results may vary by the smaller of ASTM reproducibility for a given test or any test tolerance as allowed by state or EPA regulations at the point of delivery.
Fairfax, Bull Run and Greensboro south deliveries can support ULSD shipments. Additional facilities will be added upon validation of system performance to meet regulatory requirements.

NOTES:
1. Concentration and type of additives permitted only as approved by Colonial.

2. This schedule denotes the fluidity of the distillate at the time and place of origin.

Pour Point-August 1st through March 14th	Maximum: -18 °C (0°F).
Pour Point –March 15th through July 31st	Maximum: -12°C (+10°F)
Cloud Point-August 1st through March 14th	Maximum: -9 °C (+15°F).
Cloud Point –March 15th through July 31st	Maximum: -7°C (+20°F)

The referee method will be Pour point D97 and Cloud point D2500
3. Origin laboratory certifying sulfur content must qualify the test method used per EPA Performance Based Testing Criteria (see CFR 80.584). The referee test method will be ASTM D5453.
4. Where cetane number by test method D613 is not available, test method D4737B can be used as an approximation.

61 Grade Page 2 of 2

August 2006

Houston 2959013v.1

ANNEX B7

HSFO PRODUCT SPECIFICATIONS

	MIN	MAX
SULPHUR PCT W		5.2
GRAVITY DEG API	10.5	
VANADIUM PPM		225
CCR		20
WATER PCT V		0.5
ASH PCT W		0.1
POUR POINT DEG F		60
FLASH POINT DEG F	140	
VISCOSITY SSF @ 122 DEG F		300
ALUMINUM + SILICON, PPM		60

NOTE: IF MARPOL LOWERS MAXIMUM SULFUR SPEC OF RMG-35 BELOW 4.5%, MAXIMUM SULFUR SPEC ABOVE WILL NEED TO BE LOWERED ACCORDINGLY.

Houston 2959016v.1

ANNEX C

ADDITIONAL SPECIFICATIONS FOR FUNGIBLE AVIATION KEROSINE GRADE 54

Product Property	ASTM Test Method	Test Results Minimum	Test Results Maximum	Note
Membrane Color Rating	D2276		3 Wet	
Water Reaction Interface,	D1094		1b	
Particulate Weight, mg/L	D5452		1.0	
Electrical Conductivity, pS/m	D2624		10	

August 2006
*Denotes Change

Houston 2959043v.3

ANNEX D

DESIGNATED TANKS

	Tank	Tank	
	No.	Contents	
		Designated Feedstock Tanks	
		Crude	
	Tk-101	Crude Oil	
	Tk-102	Crude Oil	
	Tk-103	Crude Oil	
	Tk-104	Out of Service	
	Tk-105	Crude Oil	
	Tk-106	Crude Oil	
		Designated Product Tanks	
		VGO	
	Tk-219	VGO	
	Tk-528	VGO	
	Tk-949	Blendstock	
	Tk-410	Gasoline	
	Tk-411	Gasoline	
	Tk-412	Gasoline	
	Tk-413	Gasoline	
	Tk-414	Gasoline	
	Tk-415	Gasoline	
	Tk-416	Gasoline	
		Jet Fuel	
	Tk-523	Jet A1	
	Tk-524	Jet A1	
		Diesel	
	Tk-342	L.S. Road Diesel	
	Tk-518	L.S. # 2 Fuel Oil	
	Tk-520	L.S. # 2 Fuel Oil	
	Tk-521	L.S. # 2 Fuel Oil	
	Tk-522	L.S. # 2 Fuel Oil	
		#6 Oil	
	Tk-629	Low Sulfur # 6 Fuel Oil	
	Tk-526	# 6 Fuel Oil	
	Tk-632	# 6 Fuel Oil	
	Tk-631	# 6 Fuel Oil/Bunkers	
	Tk-630	Out of service	
		Refinery Fuel Oil	
	Tk-525	Low Sulfur Refinery Fuel Oil	
	Tk-640	Refinery Fuel Oil	
	Tk-641	Out of Service	

683204.0001 WEST 5960153 v2
Houston 2958980v.1

ANNEX E

EXCLUDED PRODUCTS

	Tk-852	Propane
	Tk-850	Butane
	Tk-851	Butane
	Tk-6601	Butane
	Tk-343	Light Naphtha
	Tk-217	Heavy Naphtha
	Tk-246	Sweet Naphtha
	Tk-344	Platformate
	Tk-527	Fract Btms
	Tk-245	Sour Water
	Tk-747	Slops
	Tk-748	Slops
	Tk-901	Slops
	Tk-853	Butane/Propane [1]
	Tk-854	Butane/Propane [1]
	Tk-5213	Antioxidant
	Tk-5214	H2S Scavenger
	Tk-209	Lubricity Improver
	Tk-11	Pour Point Depressant
	Tk-5	H2S Scavenger

683204.0001 WEST 5960152 v2
Houston 2958977v.1

ANNEX F

FEEDSTOCK TRANSFER PRICE FORMULA FOR INITIAL FEEDSTOCK INVENTORY

Promptly following the Commencement Date, the Parties will meet and in good faith commercially sensitive data redacted negotiate the appropriate Feedstock Transfer Price Formula (but <u>not</u> to include the Vitol fee referred to in Section 3.3) with respect to the Initial Feedstock Inventory at the time of measurement as prescribed by Schedule 3.3(b) to the Refinery Purchase Agreement based on the kind and quality of such Feedstock as determined under such Schedule 3.3(b). For avoidance of doubt, the Third Party Payment Date with respect to such Feedstock Inventory shall be the Commencement Date.

6K3204.0001 WEST 5960177 v1
Houston 2958961v.1

ANNEX G1

DATED ●

GUARANTEE

FROM:

VITOL HOLDING B.V.

TO:

NORTH ATLANTIC REFINING LIMITED

6K3204.0001 WEST_5958628 v3

Houston 2960184v.1

To: **NORTH ATLANTIC REFINING LIMITED,** (registered in the Province of Newfoundland and Labrador, Canada under number [________]) whose registered office is at 29 Pippy Place, St. Johns, Newfoundland, fax number + (709) 579- 5087 ("**Refiner**").

From: **VITOL HOLDING B.V.,** (registered in The Netherlands under number 24126769) whose registered office is at 90, Lichtenauerlaan, 3062 ME Rotterdam, The Netherlands, fax number +31 (0) 10 498 7200 ("**Guarantor**").

We refer to a Supply and Offtake Agreement dated ______________, 2006 (such agreement and any schedules and attachments to it being referred to in this Guarantee as the "**Agreement**") (a copy of which the Guarantor acknowledges having received) made between Refiner and VITOL REFINING S.A. ("**Vitol**"). Words and expressions defined in the Agreement shall bear the same meanings when used in this Guarantee.

1. The Guarantor, by this Guarantee, unconditionally and irrevocably as a continuing obligation:

   1.1 guarantees the proper and punctual performance by Vitol of all of Vitol's obligations under the Agreement (the "**Obligations**");

   1.2 agrees to promptly, at least within 5 Business Days, perform itself or procure to be performed each and every Obligation, as referred to in paragraph 1.1, not performed when due by Vitol under the Agreement; and

   1.3 undertakes to hold Refiner indemnified on demand against any reasonable loss, damage or liability occasioned by any failure of Vitol or the Guarantor to perform any of the Obligations referred to in paragraphs 1.1 and 1.2 above.

2. The Guarantor agrees to pay on written demand all reasonable out-of-pocket expenses (including the reasonable fees and expenses of Refiner's counsel) in any way relating to the enforcement or protection of the rights of Refiner hereunder but only to the extent that such expenses are incurred after demand under the Guarantee has been made and not honoured in a timely manner and, provided that the Guarantor shall not be liable for any expenses of Refiner if no payment under this Guarantee is due.

3. The Guarantor will make payment relative to each Obligation in the currency in which Vitol is required to pay such Obligation.

4. The Guarantor undertakes with Refiner that in respect of any payment made pursuant to the terms of this Guarantee and until such time as Vitol shall cease to have any obligations or be under any possible liability under the Agreement, it will not, except with the written consent of Refiner:

   4.1 prove in a liquidation or winding-up of Vitol; or

   4.2 exercise any right of subrogation or remedy against Vitol in respect of such sum; or

683204.0001 WEST 5958628 v3

Houston 2960184v.1

4.3 prove or accept any payment in any scheme or arrangement or composition with, or any assignment for the benefit of, Vitol's creditors or any winding-up of Vitol or from any encumbrancer in possession of, or any trustee, receiver, administrator, administrative receiver, liquidator or other officer or insolvency practitioner appointed in respect of any part of Vitol's business or assets.

5. The Guarantor reserves the rights to assert defenses which Vitol may have to payment of any Obligations other than defenses arising from the reorganisation, bankruptcy, insolvency or liquidation of Vitol and other defenses expressly waived herein.

6. No failure on the part of Refiner to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Refiner of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power.

7. The Refiner is not required to exhaust its recourse against Vitol, any other person or under any other security or other guarantee before being entitled to payment from the Guarantor under this Guarantee, subject to the requirement to make demand on Vitol.

8. This Guarantee shall continue to be effective or shall be reinstated, as the case may be, if at any time payment of any sums payable under or in connection with the Agreement or this Guarantee must be restored by Refiner upon the liquidation, bankruptcy or insolvency of Vitol or the Guarantor or otherwise.

9. The Guarantor agrees to do or execute any further assurances and documents that may be required by law or that Refiner may consider necessary to establish, maintain and protect its rights hereunder and generally to carry out the true intent of this Guarantee.

10. If any provision of this Guarantee, or any part of a provision of this Guarantee, is found to be illegal, invalid or unenforceable, the remaining provisions, or the remainder of the provision concerned, shall continue in effect.

11. This Guarantee shall be binding on the Guarantor and its respective successors and permitted assigns.

12. Neither the Guarantor nor Refiner may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of the Guarantor or Refiner, as the case may be, except for permitted assignments under the Agreement.

13. The Guarantor will not contest or otherwise challenge the legality or validity of any term, condition or other provision contained in the Agreement.

14. Any notice or consent to be given under this Guarantee shall be in writing and shall be delivered personally or sent by post or facsimile transmission to the other party at its registered office as set forth above from time to time and shall be deemed to have been given:

680204.0001 WEST 5958628 v3

Houston 2960184v.1

14.1 in the case of a letter sent by ordinary prepaid first class mail, 48 hours after posting; and

14.2 in the case of a facsimile transmission on the day following the date of despatch.

Proof of posting or despatch shall be deemed to be proof of receipt.

15. The Guarantor warrants and represents to Refiner that it has full power and authority to enter into and to perform all of its obligations under this Guarantee, and that all required consents and necessary authorisations have been obtained.

16. This Guarantee shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and Canadian federal laws applicable therein applicable to agreements made and to be performed entirely within such province, including all matters of construction, validity and performance.

17. The Guarantor:

(a) irrevocably submits to the non-exclusive jurisdiction of each court of competent jurisdiction sitting in Toronto, Canada in any suit, action or proceeding (**"Claim"**) between the parties arising out of or related to this Agreement and irrevocably agrees that all Claims may be heard and determined in that Ontario court;

(b) irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of any such Claim;

(c) agrees that a final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law;

(d) waives trial by jury to any Claim arising out of or relating to this Guarantee and waives any claim to punitive damages with respect to any Claim;

(c) consents to service of process of mail or in any other manner permitted by the applicable law.

18. The Guarantor irrevocably appoints White Ottenheimer & Baker (**"Guarantor's Process Agent"**), with an office on the date hereof at Baine Johnston Centre, 10 Fort William Place, St. John's, NL A1C 5W4, for the attention of William C. Boyd, as its agent to receive on its behalf service of copies of a statement of claim and any other process which may be served with respect to any Claim. Such service may be made by delivering a copy of that statement of Claim or other process to Guarantor in care of Guarantor's Process Agent at Guarantor's Process Agent's address above.

683204.0001 WEST 5950628 v3

Houston 2960184v.1

DATED: ●

VITOL HOLDING B.V.

Managing Director

Managing Director

Legally and validly signed by two managing directors acting jointly, pursuant to the Articles of Association of Vitol Holding B.V., having its registered office at Lichtenauerlaan 90, 3062 ME Rotterdam, The Netherlands, a private company with limited liability duly organized under the laws of The Netherlands, whose principal and sole office is in the City of Rotterdam, The Netherlands.

Registration number Rotterdam 24126769

Telephone number+31 (0)10 498 7200 – Fax number +31 (0)10 452 6616 – Telex number 23603 anho nl.

683204.0001 WEST 5958628 v3

Houston 2960184v.1

ANNEX G2

DATED •

GUARANTEE

FROM:

HARVEST ENERGY TRUST

TO:

VITOL REFINING S.A.

683204.0001 WEST 5960023 v2

Houston 2960183v.1

To: **VITOL REFINING S.A.**, (registered in Switzerland under number ....) whose registered office is at [Boulevard du Pont-d'Arve 28, 1205 Geneva 4, Switzerland, fax number + 41-22-781.6611] (**"Vitol"**).

From: **HARVEST ENERGY TRUST**, (registered in ______________ under number __________) whose registered office is at Suite 2100-5th Avenue S.W., Calgary, Alberta, Canada T2P 0L4, fax number +(403) [__________] (**"Guarantor"**).

We refer to a Supply and Offtake Agreement dated ___________, 2006 (such agreement and any schedules and attachments to it being referred to in this Guarantee as the **"Agreement"**) (a copy of which the Guarantor acknowledges having received) made between Vitol and North Atlantic Refining Limited (**"NARL"**). Words and expressions defined in the Agreement shall bear the same meanings when used in this Guarantee.

1. The Guarantor, by this Guarantee, unconditionally and irrevocably as a continuing obligation:

    1.1 guarantees the proper and punctual performance by NARL of all of NARL's obligations under the Agreement (the **"Obligations"**);

    1.2 agrees to promptly, at least within 5 Business Days, perform itself or procure to be performed each and every Obligation, as referred to in paragraph 1.1, not performed when due by NARL under the Agreement; and

    1.3 undertakes to hold Vitol indemnified on demand against any reasonable loss, damage or liability occasioned by any failure of NARL or the Guarantor to perform any of the Obligations referred to in paragraphs 1.1 and 1.2 above.

2. The Guarantor agrees to pay on written demand all reasonable out-of-pocket expenses (including the reasonable fees and expenses of Vitol's counsel) in any way relating to the enforcement or protection of the rights of Vitol hereunder but only to the extent that such expenses are incurred after demand under the Guarantee has been made and not honoured in a timely manner and, provided that the Guarantor shall not be liable for any expenses of Vitol if no payment under this Guarantee is due.

3. The Guarantor will make payment relative to each Obligation in the currency in which NARL is required to pay such Obligation.

4. The Guarantor undertakes with Vitol that in respect of any payment made pursuant to the terms of this Guarantee and until such time as NARL shall cease to have any obligations or be under any possible liability under the Agreement, it will not, except with the written consent of Vitol:

    4.1 prove in a liquidation or winding-up of NARL; or

    4.2 exercise any right of subrogation or remedy against NARL in respect of such sum; or

    4.3 prove or accept any payment in any scheme or arrangement or composition with, or any assignment for the benefit of, NARL's creditors or any

683204.0001 WEST 5960023 v2

Houston 2960183v.1

winding-up of NARL or from any encumbrancer in possession of, or any trustee, receiver, administrator, administrative receiver, liquidator or other officer or insolvency practitioner appointed in respect of any part of NARL's business or assets.

5. The Guarantor reserves the rights to assert defenses which NARL may have to payment of any Obligations other than defenses arising from the reorganisation, bankruptcy, insolvency or liquidation of NARL and other defenses expressly waived herein.

6. No failure on the part of Vitol to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Vitol of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power.

7. Vitol is not required to exhaust its recourse against NARL, any other person or under any other security or other guarantee before being entitled to payment from the Guarantor under this Guarantee, subject to the requirement to make demand on NARL.

8. This Guarantee shall continue to be effective or shall be reinstated, as the case may be, if at any time payment of any sums payable under or in connection with the Agreement or this Guarantee must be restored by Vitol upon the liquidation, bankruptcy or insolvency of NARL or the Guarantor or otherwise.

9. The Guarantor agrees to do or execute any further assurances and documents that may be required by law or that Vitol may consider necessary to establish, maintain and protect its rights hereunder and generally to carry out the true intent of this Guarantee.

10. If any provision of this Guarantee, or any part of a provision of this Guarantee, is found to be illegal, invalid or unenforceable, the remaining provisions, or the remainder of the provision concerned, shall continue in effect.

11. This Guarantee shall be binding on the Guarantor and its respective successors and permitted assigns.

12. Neither the Guarantor nor Vitol may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of the Guarantor or Vitol, as the case may be, except for permitted assignments under the Agreement.

13. The Guarantor will not contest or otherwise challenge the legality or validity of any term, condition or other provision contained in the Agreement.

14. Any notice or consent to be given under this Guarantee shall be in writing and shall be delivered personally or sent by post or facsimile transmission to the other party at its registered office as set forth above from time to time and shall be deemed to have been given:

14.1 in the case of a letter sent by ordinary prepaid first class mail, 48 hours after posting; and

683204.0001 WEST 5060023 v2

Houston 2960183v.1

14.2 in the case of a facsimile transmission on the day following the date of despatch.

Proof of posting or despatch shall be deemed to be proof of receipt.

15. The Guarantor warrants and represents to Vitol that it has full power and authority to enter into and to perform all of its obligations under this Guarantee, and that all required consents and necessary authorisations have been obtained.

16. This Guarantee shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and Canadian federal laws applicable therein applicable to agreements made and to be performed entirely within such province, including all matters of construction, validity and performance.

17. The Guarantor:

(a) irrevocably submits to the non-exclusive jurisdiction of each court of competent jurisdiction sitting in Toronto, Ontario in any suit, action or proceeding (**"Claim"**) between the parties arising out of or related to this Agreement and irrevocably agrees that all Claims may be heard and determined in that Ontario court;

(b) irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of any such Claim;

(c) agrees that a final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law;

(d) waives trial by jury to any Claim arising out of or relating to this Guarantee and waives any claim to punitive damages with respect to any Claim; and

(e) consents to service of process of mail or in any other manner permitted by the applicable law.

18. The Guarantor irrevocably appoints McInnes Cooper (**"Guarantor's Process Agent"**), with an office on the date hereof at 10 Fort William Place, P.O. Box 5939, St. John's, NL A1C 5X4, for the attention of Jim L. Thistle, Q.C., as its agent to receive on its behalf service of copies of a statement of claim and any other process which may be served with respect to any Claim. Such service may be made by delivering a copy of that statement of Claim or other process to Guarantor in care of Guarantor's Process Agent at Guarantor's Process Agent's address above.

683204.0001 WEST 5960023 v2

Houston 2960183v.1

DATED: ●

HARVEST ENERGY TRUST, by its Administrator
Harvest Operations Corp.

By:____________________________
Name:__________________________
Title:___________________________

Legally and validly signed by two managing directors acting jointly, pursuant to the Articles of Association of Vitol Holding B.V., having its registered office at Lichtenauerlaan 90, 3062 ME Rotterdam, The Netherlands, a private company with limited liability duly organized under the laws of The Netherlands, whose principal and sole office is in the City of Rotterdam, The Netherlands.

Registration number Rotterdam 24126769

Telephone number+31 (0)10 498 7200 – Fax number +31 (0)10 452 6616 – Telex number 23603 anho nl.

683204.0001 WEST 5966023 v2

Houston 2960183v.1

ANNEX H

The examples used reflect source crude oils, permiums to Libor, premiums to benchmaarks and other commercially sensitive material and therefore have been redacted.

ANNEX I

INSURANCE

Liability Insurance. During the term of this Agreement, and for three years after expiration of this Agreement, Vitol will obtain and maintain in full force and effect general liability insurance on a claims made form with a combined single limit of $25,000,000 each occurrence, and annual aggregates of $25,000,000 for bodily injury and property damage, including coverage for contractual liability, property damage, personal injury liability, products/completed operations, and sudden and accidental pollution. The policy: (a) will be issued by an insurance carrier that has an A.M. Best Company rating of A- or above (or equivalent) on the date the policy is issued; (b) waive subrogation rights against Refiner and its Affiliates; (c) may consist of a combination of primary and excess liability policies; (d) will name Refiner and its Affiliates as additional insureds; and (e) will contain a severability of interests or separation of insureds clause. Vitol will provide Refiner with a certificate of insurance showing evidence of the required insurance policies, limits and coverages effective as of the Commencement Date, and will provide on-going evidence of insurance during the term of this Agreement and for three years after expiration of this Agreement. Vitol will provide a copy of this provision to its insurance broker to ensure that the required insurance policies, limits, and coverages are obtained. The required limits are minimum limits and will not be construed to limit Vitol's liability. The cost of the required insurance will be paid by Vitol. Vitol's obligation to obtain and maintain the required insurance policies is separate from any other obligations imposed on Vitol under any other provisions of this Agreement, including, without limitations, the indemnity provisions of this Agreement.

Marine Terms and Conditions. Vitol will ensure that all Performing Vessels carry all insurance required by all applicable laws, rules and regulations. In addition, Vitol will ensure that all vessels delivering or receiving Feedstocks or Products at the Refinery on behalf of, at the request or, or for the benefit of Vitol carry pollution, protection and indemnity and other customary insurance in the amounts, of the types and with carriers as required by Refiner from time to time for all vessels of the same or similar type, loading or discharging at the Refinery in accordance with first class industry standards, and that all vessels carry hull and machinery insurance in an amount no less than the full market value of the vessel. In addition, Vitol will carry Charterer's Liability insurance in an amount no less than $100 million per occurrence. Refiner's insurance requirements, as reasonably established by Refiner from time to time, shall be set forth in a Schedule A to be attached to this Annex I and such Schedule shall be replaced upon any reasonable modification of Refiner's insurance requirements from time to time. The Schedule A to apply as of the Commencement Date (the "initial Schedule A") is attached hereto. Refiner agrees that (i) it will not change the amounts or other standards set forth in the Initial Schedule A (or any subsequent Schedule A), without the prior written consent of Vitol (which consent will not be unreasonably withheld or delayed); and (ii) Vitol shall not be in breach of the requirements of this Annex I if and to the extent Refiner has imposed amounts or standards under any subsequent Schedule A which are not commercially achievable in the insurance market at any particular time of reference.

Houston 2960048v.4

Initial Schedule A
to Annex I

Vitol will ensure that all vessels nominated to load or discharge at the Refinery have a valid and full entry with an International Group Associations P&I Club thus carrying a current limit of $1 billion for pollution liabilities and related clean up costs. If requested by Refiner, Vitol shall evidence this coverage by providing a copy of the P&I entry as supplied by the vessel owner. Vitol will only charter vessels with an IACS Classification and such vessel is to maintain such class during its full charter period. Vitol will ensure that cargos on board sea going vessels are insured for 110% of their full CIF value with a reputable western insurance company based on Institute Cargo Clauses (A) "All Risks," Institute Strike Clauses (A) and Institute War Clauses (A) or similar conditions.

\41283662

Houston 2960483v.1

EXECUTION VERSION

FIRST AMENDMENT TO SUPPLY AND OFFTAKE AGREEMENT

This FIRST AMENDMENT TO SUPPLY AND OFFTAKE AGREEMENT (this **"Amendment"**) dated as of October 12, 2009, is executed by and among VITOL REFINING S.A., a Swiss corporation (**"Vitol"**) and NORTH ATLANTIC REFINING LIMITED, a body corporate, incorporated under the laws of the Province of Newfoundland and Labrador (**"Refiner"**). Vitol and Refiner are sometimes collectively referred to as the **"Parties"** and individually as a **"Party"**.

RECITALS:

A. Refiner and Vitol are party to that certain Supply and Offtake Agreement dated as of October 19, 2006 (as heretofore or hereafter amended from time to time, and as amended herein, the *"SOA"*).

B. Refiner and Vitol desire to amend the SOA as provided herein, effective as of November 1, 2009 (the **"First Amendment Effective Date"**).

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

AGREEMENTS:

1. RECITALS. The foregoing Recitals are hereby made a part of this Amendment.

2. DEFINITIONS. Capitalized words and phrases used herein without definition shall have the respective meanings ascribed to such words and phrases in the SOA.

3. NEW DEFINED TERMS. The following new defined terms are hereby added to Section 1.1 of the SOA in the appropriate alphabetical order:

"Applicable Margin" means

(i) if the Gross Vitol Inventory Value is less than or equal to $350 million, commercially sensitive data redacted

(ii) if the Gross Vitol Inventory Value is greater than $350 million but less than or equal to $500 million, an amount equal to the sum of (A) the result of (1) $350 million divided by (2) the Gross Vitol Inventory Value multiplied by (3) commercially sensitive data red plus (B) the result of (1) the Gross Vitol Inventory Value minus $350 million divided by (2) the Gross Vitol Inventory Value multiplied by (3) commercially sensitive data redacted

(iii) if the Gross Vitol Inventory Value is greater than $500 million but less than or equal to $700 million, an amount equal to the sum of (A) the result of (1) $350 million divided by (2) the Gross Vitol Inventory Value multiplied by (3 commercially sensitive data red plus (B) the result of (1) $150 million divided by (2) the Gross Vitol Inventory Value multiplied by (3 commercially sensitive data redacted ult of (1) the Gross Vitol Inventory Value minus $500 million divided by (2) the Gross Vitol Inventory Value multiplied by (3) commercially sensitive data redacted

\10012876.8

(iv) if the Gross Vitol Inventory Value is greater than $700 million, an amount equal to the sum of (A) the result of (1) $350 million divided by (2) the Gross Vitol Inventory Value multiplied by (3) commercially sensitive data redacted of (1) $150 million divided by (2) the Gross Vitol Inventory Value multiplied by (3) commercially sensitive data rec plus (C) the result of (1) $200 million divided by (2) the Gross Vitol Inventory Value multiplied by (3) commercially sensitive data redacted lt of (1) the Gross Vitol Inventory Value minus $700 million divided by (2) the Gross Vitol Inventory Value multiplied by (3) commercially senstive data redacted

For purposes of determining the Applicable Margin, the Gross Vitol Inventory Value shall be determined on the last day of each Pricing Week, and any change to the Applicable Margin shall be effective as of the first day of the next succeeding Pricing Week.

"Gross Vitol Inventory Value" means, as of any given time of determination, the result of (i) the volume of all Feedstock then contained in the Designated Feedstock Tanks times the Feedstock Transfer Price for such volume of Feedstock plus (ii) the volume of all Product then contained in the Designated Product Tanks times the Product Transfer Price for such volume of Product.

"Sharing Cost Approximation" shall have the meaning given that term in Section 4.4(b).

"Sharing Costs" shall have the meaning given that term in Section 4.4(b).

"Sharing Transaction Cost True-Up Amount" shall have the meaning given that term in Section 4.4(b).

4. <u>RESTATED DEFINED TERMS</u>. The following defined terms set forth in Section 1.1 of the SOA are hereby amended and restated in their entirety as follows:

"Business Day" means any day other than Saturday, Sunday and any day on which commercial banking institutions in New York, New York or in the Provinces of Newfoundland and Labrador and/or Alberta are authorized or obligated by law or executive order to close.

"Depletion Volume" means, for a given Production Week, the sum (whether positive or negative) of the Feedstock inventory in the Designated Feedstock Tanks as of the beginning of such Production Week, less the Feedstock inventory in the Designated Feedstock Tanks as of the end of such Production Week, plus the verified receipts of Feedstock (with original discharge receipts) into the Designated Feedstock Tanks during such Production Week, plus the volume of any Cap Management Feedstock purchased by Refiner pursuant to Section 4.8, less any Cap Management Feedstock resold by Refiner to Vitol pursuant to Section 4.8, less any lifting of Feedstock by Vitol during such Production Week pursuant to the terms and conditions of this Agreement.

"LIBOR" means the rate of interest (expressed as a percentage per annum and rounded up, if necessary, to the nearest 1/16th of 1%) for deposits in United States dollars for a one-month period as provided by the British Bankers Association interest settlement rates (or the successor thereto) as of 11:00 a.m. (London time) on the date of determination, or, if such rate is

2

\10012876.8

not available, a reasonably comparable and available published rate as reasonably agreed by the Parties.

"Refiner Guarantor" means Harvest Energy Trust or any successor to Harvest Energy Trust as the parent of the Refiner, provided (i) the securities of such successor trade on the Toronto Stock Exchange and the successor results from an internal reorganization of Harvest Energy Trust and its subsidiaries in response to the announcement by the Department of Finance (Canada) on October 31, 2006 relating to the taxation of income trusts in Canada and (ii) the creditworthiness of such successor is not less than the creditworthiness of Harvest Energy Trust as of the date of any such reorganization, which creditworthiness, if either such entity or its respective bonds are rated, shall be determined by reference to such credit rating of Harvest Energy Trust as of the date of any such reorganization.

"Sharing Amount" shall mean, for a given Participated Product commercially sensitive data redacted the difference obtained by subtracting the Standard Market Product Price for such Participated Product from the Participated Product Price for such Participated Product, plus (ii) all hedging gains incurred in connection with such Sharing Transaction, minus (iii) all hedging losses incurred in connection with such Sharing Transaction.

5. <u>AMENDMENTS TO ARTICLE III</u>.

5.1. The term " commercially sensitive data redacted the term " /Barrel" where it appears in Sections 3.3 (Feedstock Transfer Price Formula), 3.8(b) (Failure to Lift) and 3.11 (Resold Feedstock).

5.2. Section 3.8(c) is hereby deleted in its entirety.

6. <u>AMENDMENTS TO ARTICLE IV</u>.

6.1. The items comprising the Net Payment formula set forth in Section 4.1 are hereby amended and restated as follows:

" (i) the Production Volume of Product (which may be positive or negative) attributable to the relevant Production Week multiplied by the applicable Product Price for such Production Volume; minus

(ii) the Depletion Volume (which may be positive or negative) attributable to the relevant Production Week multiplied by the applicable Feedstock Transfer Price for such Depletion Volume of Feedstock; minus

(iii) the verified volume of Products lifted by Refiner pursuant to Permitted Product Sales during the Production Week multiplied by the applicable Product Price for such volumes; minus

(iv) the Feedstock Acquisition Amount (which amount may be positive or negative) attributable to the relevant Production Week; minus

(v) the Product Disposition Amount attributable to the relevant Production Week; plus

3

\10012876.8

(viii) the Sharing Amount (which amount may be positive or negative) for all Participated Product for which Vitol has received payment during the relevant Production Week; plus

(ix) the Sharing Transaction Cost True-Up Amount (which amount may be positive or negative) that is determined at the end such Production Week; minus

(x) any Transportation Cost True-Up Amount (which amount may be positive or negative) that is determined during such Pricing Week.

6.2. Section 4.3(a) is hereby amended and restated as follows:

"(a) *Feedstock Acquisition Amount.* For each volume of Feedstock comprising part of a Depletion Volume with respect to a given Production Week, the Parties shall, during the relevant Pricing Week, calculate a "Feedstock Acquisition Amount" as follows:

Feedstock Acquisition Amount = E × TF × VF × FTP

Where:

(i) "E" means LIBOR (in effect on the last day of the relevant Pricing Week) + the Applicable Margin.

(ii) "TF" means (A) the number of days that have elapsed between the Third Party Payment Date for such volume of Feedstock and the Payment Date applicable thereto, divided by (B) 360 days; provided that if the Third Party Payment Date occurs after the Payment Date, TF shall be a negative number.

(iii) "VF" means the volume of such Feedstock.

(iv) "FTP" means of the Feedstock Transfer Price applicable to such volume of Feedstock."

6.3. Section 4.3(b) is hereby amended and restated as follows:

"(b) *Product Disposition Amount.* For each volume of Product comprising part of a Production Volume with respect to a given Production Week, the Parties shall, during the relevant Pricing Week, calculate a "Product Disposition Amount" as follows:

Vitol Product Disposition Amount = I × TP × VP × PP

Where:

(i) "I" means LIBOR (in effect on the last day of the relevant Pricing Week) + the Applicable Margin.

(ii) "TP" means (A) three days divided by (B) 360 days.

(iii) "VP" means the volume of such Product.

4

M0012876.8

(iv) "PP" means the Product Price applicable to such volume of Product."

6.4. Section 4.4 is hereby retitled "Cost and Sharing Transaction True-Up Amounts", the text formerly set forth in Section 4.4 is reformatted as Section 4.4(a) and a new Section 4.4(b) is hereby added to the SOA as follows:

"(b) With respect to calculating the Sharing Amount for which the cost and expenses component of the Standard Market Product Price and the Participated Product Price (**"Sharing Costs"**) are not yet ascertained as of the end of the Pricing Week in which Participated Product is sold, the Parties shall use a reasonable approximation thereof (using the best available information) as reasonably determined by Vitol (each, a **"Sharing Cost Approximation"**). With respect to any Sharing Costs finally determined in a given Pricing Week with respect to a given Sharing Transaction, the Parties shall calculate a **"Sharing Transaction Cost True-Up Amount"** equal to the difference obtained by subtracting the Sharing Cost Approximation for such Sharing Transaction from the actual Sharing Costs. Such Sharing Transaction Cost True-Up Amount shall be included in the weekly calculation of the Net Payment."

6.5. Section 4.5 is hereby amended and restated in its entirety as follows:

"4.5 Rolling Benchmark.

(a) *Expiring Benchmarks.* For any Feedstock for which a Feedstock Transfer Price Formula has been determined but for which the Feedstock Transfer Price has not been determined prior to the last date on which the Benchmark month used in such Feedstock Transfer Price Formula (the **"Original Month"**) is traded on the applicable futures exchange (the **"Last Day of Trading"**), the Parties shall calculate a new Feedstock Transfer Price Formula for such Feedstock using the next Benchmark month and modified to reflect the average (over the three consecutive trading days immediately prior to the last three trading days for which such settlements are established prior to the Last Day of Trading) of the differential between the settlements for the Original Month and the settlements for the next month. The foregoing process will be repeated as necessary using the then prevailing Benchmark month as the new Original Month. Each such new Feedstock Transfer Price Formula will be applicable to pricing thereafter until likewise replaced hereunder.

(b) *Benchmarks Expiring During Pricing Week.* For any Feedstock for which a Feedstock Transfer Price is being calculated during a Pricing Week that includes the Last Day of Trading for the Benchmark month used in the relevant Feedstock Transfer Price Formula, the Parties shall calculate a new Feedstock Transfer Price Formula for such Last Day of Trading and all days thereafter using the next Benchmark month and modified to reflect the average (over the three consecutive trading days immediately prior to the last three trading days for which such settlements are established prior to the Last Day of Trading) of the differential between the settlements for the Original Month and the settlements for the next Benchmark month. Days during the Pricing Week prior to the Last Day of Trading will continue to use the original Feedstock Transfer Price Formula."

5

\10012876.8

6.6. A new Section 4.8 is hereby added to the SOA as follows:

" 4.8 Gross Vitol Inventory Value Cap. In the event that the Gross Vitol Inventory Value at any time exceeds $700 million (the amount of such excess over $700 million, the **"Cap Excess"**), then no later than the Business Day following such determination: (i) Refiner shall promptly identify to Vitol a Designated Feedstock Tank containing the full volume of Feedstock (the **"Cap Management Feedstock"**) which, when multiplied by the Feedstock Transfer Price paid by Vitol for such volume, exceeds the Cap Excess (the **"Cap Management Repurchase Amount"**); (ii) Refiner shall pay to Vitol in immediately available funds the Cap Management Repurchase Amount; and (iii) upon payment of the Cap Management Repurchase Amount, Vitol shall be deemed to have transferred to Refiner, in tank, title to all such Cap Management Feedstock contained in such Designated Feedstock Tank. Refiner may draw such Cap Management Feedstock into the Refinery for processing at such time it deems necessary or advisable in its sole discretion, and all Products resulting from such Cap Management Feedstock shall be sold to Vitol pursuant to the other terms and conditions of this SOA, payment for which shall be accounted for in the Net Payment formula contained in Section 4.1. To the extent not so processed, the Parties may at any time agree on a resale of Cap Management Feedstock to Vitol at a mutually agreed market related price (which shall thereafter form the basis for the Feedstock Transfer Price for such volume), so long as after giving effect thereto the Gross Vitol Inventory Value would not exceed $700 million, and payment shall be made by Vitol in immediately available funds outside of the Net Payment formula contained in Section 4.1. Upon repurchase of the Cap Management Feedstock, Vitol shall hedge the Cap Management Feedstock as it deems appropriate and any resultant hedge gains or losses shall be in included in the Feedstock Transfer Price Formula for the Feedstock upon subsequent delivery by Vitol to the Refinery pursuant to Section 3.3."

7. AMENDMENTS TO ARTICLE IX.

7.1. Section 9.1 (Initial Term) is hereby amended and restated as follows:

"9.1 Term. This Agreement shall be effective for a two year term commencing with the First Amendment Effective Date (the "Extended Term"), and thereafter unless terminated as provided below."

7.2. Section 9.3(a) (Mutual Rights) is hereby amended and restated as follows:

"(a) *Mutual Rights*. Either Party shall have the right to terminate this Agreement (i) at the end of the Extended Term, and thereafter, by providing notice of termination to the other Party no later than six months prior to the desired termination date, (ii) at any time upon thirty days prior written notice if Refiner transfers the Refinery to an unaffiliated third party in an arms length transaction, (iii) by written notice to the other Party following the continuation for more than 180 days of a delay in performance due to Force Majeure but in any event prior to the substantially full recommencing of performance, or (iv) by 3 months prior written notice to the other Party in the event a pledge of this Agreement as collateral security by such other Party has been exercised."

6

\10012876.8

8. RESTATED ANNEXES. Annexes A and H to the SOA are hereby restated as Annexes A and H to this Amendment.

9. AMENDMENTS TO ARTICLE XII. The following is added to Section 12.4 (Relationship of Parties) as new paragraph two thereto:

> "Notwithstanding the previous paragraph, Refiner undertakes to give Vitol every opportunity to compete at market for its crude oil and feedstock supplies through timely open discussions and dialogue."

10. EXPIRATION OF HIGH SULPHUR FUEL OIL CONTRACT WITH BP. Upon the expiration of Refiner's current high sulphur fuel oil contract with BP, all such fuel oil produced at the Refinery shall thereafter be considered Product subject to the terms and conditions of the SOA, as amended hereby.

11. GENERAL.

11.1. Governing Law; Severability. This Amendment shall be construed in accordance with and governed by the laws of the Province of Ontario, and the federal laws of Canada applicable therein, without giving effect to conflict of laws principles applicable thereunder.

11.2. Successors and Assigns. This Amendment shall be binding upon the Parties and their respective successors and assigns.

11.3. Continuing Force and Effect of SOA. Except as specifically modified or amended by the terms of this Amendment, all other terms and provisions of the SOA are incorporated by reference herein, and in all respects, shall continue in full force and effect. Each Party, by execution of this Amendment, hereby reaffirms, assumes, and binds itself to all of the obligations, duties, rights, covenants, terms, and conditions that are contained in the SOA.

11.4. References to SOA. Each reference in the SOA to "this Agreement", "hereunder", "hereof", or words of like import, and each reference to the "Supply and Offtake Agreement" or "SOA" in any and all instruments or documents delivered in connection therewith, shall be deemed to refer to the SOA, as amended hereby.

11.5. Counterparts. This Amendment may be executed in any number of counterparts, all of which shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

7

\10012876.8

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

VITOL:

VITOL REFINING S.A.

By: ______________________
Name: Roland J. Favre
Title: Director

REFINER:

NORTH ATLANTIC REFINING LIMITED

By: ______________________
Name: BRAD ALDRICH
Title: PRESIDENT

Signature Page to
First Amendment to Fuel Supply and Offtake Agreement

\100128766

ANNEX A

New Annex A to SOA

(see attached)

M0012876.8

ANNEX A

PRODUCT PRICING FORMULA AND PROCEDURES

1. The "FOB Price Formulae" for products will be as follows:

Product	Product Value	Reference Destination
RBOB	Platts New York Cargoes Unl RBOB Mean	commercially sensitive data redacted
Jet./Kero (54 Grade)	Platts New York Cargoes Jet/Kero Mean	New York
Low Sulfur Jet/Kero (55 Grade)	Platts New York Cargoes LS Jet/Kero Mean	New York
Heating Oil (86 Grade)	Platts New York Cargoes No. 2 Mean	commercially sensitive data redacted
Low Sulfur Diesel Fuel (74 Grade)	Platts New York Cargoes LS Diesel Mean plus commercially sensitive data redacted	Boston
Ultra Low Sulfur Diesel (61 Grade)	Platts New York Cargoes ULSD Mean	commercially sensitive data redacted
Fuel Oil	Platts New York Cargoes No. 6 3.0 % S Mean commercially sensitive data redacted	New York

ANNEX H

New Annex H to SOA

the examples used reflect source crude oils, premiums to libor, premiums to benchmarks and other commercially sensitive material and therefore have been redacted.

\10012876.8

ANNUAL INFORMATION FORM

For the year ended December 31, 2009

MARCH 30, 2010

TABLE OF CONTENTS

Appendix A - Report of Management and Directors on Reserves Data and Other Information
Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators
Appendix C - Audit Committee Information
Appendix D - Audit Committee Mandate and Terms of Reference
Appendix E – Mandate of the Harvest Board of Directors

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

" ABCA" means the Business Corporations Act (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

" Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and Harvest Operations pursuant to which Harvest Operations provides certain administrative and advisory services in connection with the Trust.

“API” means a measure of the gravity or density of petroleum liquids expressed in terms of a scale devised by the American Petroleum Institute gravity (API), which measures how heavy or light a petroleum liquid is compared to water, and is used to compare the relative densities of petroleum liquids.

" Breeze Trust No. 1" means Harvest Breeze Trust No. 1, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

" Breeze Trust No. 2" means Harvest Breeze Trust No. 2, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

" COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum.

" Credit Facility" means the $600 million credit facility provided by a syndicate of lenders to Harvest Operations as more fully described in Note 11 to the Trust’s audited consolidated financial statements for the year ended December 31, 2009 filed on www.sedar.com.

" Debentures" means, collectively, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013, the 7.25% Debentures Due 2014 and the 7.5% Debentures Due 2015.

" Debenture Indenture" means, collectively (i) the trust indenture dated January 29, 2004 among the Trust, Harvest Operations and Valiant Trust Company, as trustee, providing for the issue of debentures, as supplemented by the, second supplemental indenture dated August 2, 2005 in respect of the 6.50% Debentures Due 2010, the third supplemental indenture dated November 22, 2006 in respect of the 7.25% Debentures Due 2013, the fourth supplemental indenture dated February 1, 2007 in respect of the 7.25% Debentures Due 2014 and the fifth supplemental indenture dated April 25, 2008 in respect of the 7.50% Debentures Due 2015; and (ii)  the trust indenture dated January 15, 2003 between VERT and Computershare Trust Company of Canada as trustee, providing for the issue of debentures, as supplemented by the first supplemental indenture dated October 20, 2005 in respect of the 6.40% Debentures Due 2012.

" Debenture Trustee" means, as applicable: (i) Valiant Trust Company in its capacity as the trustee in respect of the 6.5% Debentures Due 2010, 7.25% Debentures Due 2013, 7.25% Debentures Due 2014, and 7.5% Debentures Due 2015; and (ii) Computershare Trust Company of Canada in its capacity as the trustee in respect of the 6.40% Debentures Due 2012.

" 6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010.

" 6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012, which were assumed by the Trust from VERT on February 3, 2006 pursuant to the plan of arrangement under the ABCA by which the Trust merged with VERT.

" 7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013.

" 7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014.

" 7.50% Debentures Due 2015" means the 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015.

" 7⅞% Senior Notes" means the 7⅞% Senior Notes of Harvest Operations due October 15, 2011 unconditionally guaranteed by the Trust.

" Downstream"  means our petroleum refining and marketing segment operating under the North Atlantic trade name, comprised of a medium gravity sour crude hydrocracking refinery with a 115,000 bbls/d nameplate capacity and a marketing division with 64 gasoline outlets, a retail heating fuels business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador.

" Farmout"  means an agreement whereby a third party agrees to pay for all or a portion of the drilling of a well on one or more of the Properties in order to earn an interest therein, with an Operating Subsidiary retaining a residual interest in such Properties.

" GLJ" means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

" GAAP" means accounting principles generally accepted in Canada.

" Gross" means:

(a)
in relation to the Operating Subsidiaries' interest in production and reserves, its "Corporation gross reserves", which are the Operating Subsidiaries' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Operating Subsidiaries;

(b)	in relation to wells, the total number of wells in which the Operating Subsidiaries have an interest; and

(c)	in relation to properties, the total area of properties in which the Operating Subsidiaries have an interest.

" Harvest"  means, collectively, the Trust and its subsidiary corporations, trusts and partnerships.

"Harvest Board" means the board of directors of Harvest Operations.

" Harvest Operations"  means Harvest Operations Corp., a corporation incorporated under the laws of the Province of Alberta and a wholly owned subsidiary of the Trust, which serves as administrator of the Trust pursuant to the Administration Agreement.

" HRGP"  means Harvest Refining General Partnership, a general partnership established under the laws of the Province of Alberta.

" Independent Reserve Engineering Evaluators" means McDaniel and GLJ, who evaluated the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as at December 31, 2009, in accordance with the standards contained in the COGE Handbook and the reserve definitions and other requirements contained in NI 51-101.

" KNOC" means Korea National Oil Corporation.

" KNOC Arrangement" means the plan of arrangement implemented pursuant to Section 193 of the ABCA involving, among others, Harvest, Harvest Operations, KNOC Canada, KNOC and the holders of Trust Units, which became effective on December 22, 2009.

" KNOC Canada" means KNOC Canada Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly owned subsidiary of KNOC.

" McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

" Net" means:

(a)
in relation to the Operating Subsidiaries' interest in production and reserves, the Operating Subsidiaries' interest (operating and non-operating) share after deduction of royalties obligations, plus the Operating Subsidiaries' royalty interest in production or reserves;

(b)	in relation to wells, the number of wells obtained by aggregating the Operating Subsidiaries' working interest in each of its gross wells; and

(c)
in relation to the Operating Subsidiaries' interest in a property, the total area in which the Operating Subsidiaries have an interest multiplied by the working interest owned by the Operating Subsidiaries.

" NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

" North Atlantic" means North Atlantic Refining Limited, a private company, and all wholly owned subsidiaries of North Atlantic.

" NYSE"  means the New York Stock Exchange.

" Operating Subsidiaries" means, collectively, Harvest Operations, Redearth Partnership, Breeze Resource Partnership, Breeze Trust No. 1, Breeze Trust No. 2, Hay River Partnership, and HRGP (and all direct and indirect wholly-owned subsidiaries of HRGP), each a direct or indirect wholly-owned subsidiary of the Trust other than Redearth Partnership in respect of which the Trust, indirectly, holds a 60% interest, and "Operating Subsidiary" means any of them.

" Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

" Production" means, with respect to the Upstream operations the produced petroleum, natural gas and natural gas liquids attributed to the Properties and with respect to the Downstream operations, the production of refined petroleum products at the Refinery.

" Properties" means the working, royalty or other interests of the Operating Subsidiaries in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by the Operating Subsidiaries from time to time.

" Purchase and Sale Agreement" means the purchase and sale agreement dated August 22, 2006 between the Trust and Vitol Refining Group B.V. providing for the purchase of the outstanding shares of North Atlantic and the entering into of the Supply and Offtake Agreement.

" Refinery"  means the 115,000 barrel per day medium gravity sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, owned by North Atlantic, which is described in "Downstream Business".

" Reserve Report" means, collectively, the reports prepared by the Independent Reserve Engineering Evaluators evaluating the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as at December 31, 2009, in accordance with the standards contained in the COGE Handbook and the reserve definitions and other requirements contained in NI 51-101.

" Reserve Value"  means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax cash flow net of capital expenditures from the proved plus probable reserves shown in the Reserve Report for such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and natural gas industry).

" Special Resolution"  means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

" Supply and Offtake Agreement" or " SOA" means the supply and offtake agreement dated October 19, 2006 and as amended October 12, 2009 entered into between North Atlantic and Vitol Refining, S.A., the terms of which are summarized under the "Downstream Business – Supply and Offtake Agreement".

" Tax Act"  means the Income Tax Act (Canada) and the regulations thereunder.

" Trust" means Harvest Energy Trust.

" Trust Fund"  at any time, shall mean those monies, properties and assets of the type contemplated in the Trust Indenture that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture.

" Trust Indenture"  means the fifth amended and restated trust indenture dated May 20, 2008 between the Trustee and Harvest Operations, as amended on December 22, 2009 pursuant to the KNOC Arrangement, as such indenture may be further amended by supplemental indentures from time to time.

" Trust Unit" means a trust unit of the Trust and unless the context otherwise requires means ordinary trust units of the Trust.

" Trust Unit Rights" means the rights to purchase Trust Units at specified exercise prices issued by the Trust under the Trust Unit Rights Incentive Plan.

" Trust Unit Rights Incentive Plan" means the former trust unit rights incentive plan of the Trust, which ceased to be effective following completion of the KNOC Arrangement.

" Trustee"  means 1496965 Alberta Ltd. (a wholly-owned subsidiary of KNOC Canada), or its successor as trustee of the Trust.

" TSX" means the Toronto Stock Exchange.

" Unit Awards" means unit awards to receive Trust Units, issued by the Trust under the Unit Award Incentive Plan.

" Unit Award Incentive Plan" means the former unit award incentive plan of the Trust, which ceased to be effective following the KNOC Arrangement.

" Unitholders"  means the holders from time to time of one or more Trust Units.

" Upstream"  means our petroleum and natural gas segment, consisting of the development, production and subsequent sale of petroleum, natural gas and natural gas liquids in Alberta, Saskatchewan and British Columbia.

" VERT"  means Viking Energy Royalty Trust, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

" VHI" means Viking Holdings Inc., a corporation incorporated under the laws of the Province of Alberta that formerly acted as administrator of VERT, which amalgamated with Harvest Operations on July 1, 2006.

" Working Interest" means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Bcf	billion cubic feet
bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBTU	million British Thermal Units

Other

AECO	Carlyle/Riverstone Global Energy and Power Fund’s natural gas storage facility located at Suffield, Alberta.
ASP	alkaline surfactant polymer.
BOE
barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

BOE/d	barrels of oil equivalent per day.
EOR	enhanced oil recovery.
MBOE	thousand barrels of oil equivalent.
MMBOE	million barrels of oil equivalent.
OOIP	original oil in place.
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
API	The measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MW	megawatts of electrical power.
3D	three dimensional.
Darcies	the measure of permeability (being the ease with which a single fluid will flow through connected pore space when a pressure gradient is applied).
Porosity	The measure of the fraction of pore space of a reservoir.
$000	thousands of dollars.
$millions	millions of dollars.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Annual Information Form are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, Cdn$, C$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following table sets forth for each period indicated, the average, high, low and end of period noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). Such rates are set forth as U.S. dollars per $1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Year Ended December 31,
	2009	2008	2007
High	0.9716	1.0289	1.0905
Low	0.7692	0.7711	0.8437
Period End	0.9555	0.8166	1.0120
Average (1)	0.8706	0.9332	0.9376

Note:
(1)     Average represents the average of the rates on the last day of each month during the period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events and future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Harvest Operations believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

·	expected financial performance in future periods;
·	expected increases in revenue attributable to development and production activities;
·	estimated capital expenditures;
·	competitive advantages and ability to compete successfully;
·	intention to continue adding value through drilling and exploitation activities;
·	emphasis on having a low cost structure;
·	intention to retain a portion of cash flows to repay indebtedness and invest in further development of our properties;
·	reserve estimates and estimates of the present value of our future net cash flows;
·	methods of raising capital for exploitation and development of reserves;
·	factors upon which to decide whether or not to undertake a development or exploitation project;
·	plans to make acquisitions and expected synergies from acquisitions made;
·	expectations regarding the development and production potential of petroleum and natural gas properties;

·	treatment under government regulatory regimes including without limitation, environmental and tax regulation;
·	overall demand for gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products; and
·	the level of global production of crude oil feedstocks and refined products.

With respect to forward-looking statements contained in this Annual Information Form and the documents incorporate by reference herein, Harvest has made assumptions regarding, among other things:

·	future oil and natural gas prices and differentials between light, medium and heavy oil prices;
·	the cost of expanding Harvest's property holdings;
·	the ability to obtain equipment in a timely manner to carry out development activities;
·	the ability to market oil and natural gas successfully to current and new customers;
·	the impact of increasing competition;
·	the ability to obtain financing on acceptable terms;
·	the ability to add production and reserves through development and exploitation activities; and
·	the ability to produce gasoline, low sulphur diesel, jet fuel, furnace oil, and other refined products that meet customer specifications.

Some of the risks that could affect Harvest's future results and could cause results to differ materially from those expressed in forward-looking statements include:

·	the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;
·	the uncertainty of estimates of petroleum and natural gas reserves;
·	the impact of competition;
·	difficulties encountered in the integration of acquisitions;
·	difficulties encountered during the drilling for and production of oil and natural gas;
·	difficulties encountered in delivering oil and natural gas to commercial markets;
·	foreign currency fluctuations;
·	the uncertainty of Harvest's ability to attract capital;
·	changes in, or the introduction of new, government laws and regulations relating to the oil and natural gas business including without limitation, tax, royalty and environmental law and regulation;
·	costs associated with developing and producing oil and natural gas;
·	compliance with environmental and tax regulations;
·	liabilities stemming from accidental damage to the environment;
·	loss of the services of any of Harvest's senior management or directors;
·	adverse changes in the economy generally;
·	the volatility of refining gross margins including the price of feedstocks as well as the prices for refined products; and
·	the stability of the Refinery throughput performance.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward- looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, neither the Trust nor Harvest Operations undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Annual Information Form.

NON-GAAP MEASURES

Harvest uses certain financial reporting measures that are commonly used as benchmarks within the petroleum and natural gas industry. These measures include: "Payout Ratio", "Cash G&A", "Operating Netbacks", "Earnings from Operations" and "Gross Margin". These measures are not defined under Canadian generally accepted accounting principles and should not be considered in isolation or as an alternative to conventional Canadian GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements. These measures should be given careful consideration by the reader.

Specifically, management uses “Payout Ratio”, “Cash G&A” and “Operating Netbacks” as they are non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Payout Ratio is the ratio of distributions to total Cash from Operating Activities. Operating Netbacks are always reported on a per BOE basis, and include gross revenue, royalties, transportation and operating expenses. Cash G&A are G&A expenses, excluding the effect of unit based compensation plans. “Gross Margin” is also a non-GAAP measure commonly used in the refining industry to reflect the net cash received from the sale of refined product after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Earnings from Operations” is also a non-GAAP measure commonly used in the petroleum and natural gas and in the refining and marketing industries to reflect operating results before items not directly related to operations.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Trust's most recently completed financial year, being the year ended December 31, 2009.

STRUCTURE OF HARVEST ENERGY TRUST

Harvest Energy Trust

Harvest Energy Trust (the “Trust”) is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and is governed pursuant to the Amended and Restated Trust Indenture dated December 22, 2009 between Harvest Operations Corp. (“Harvest Operations”), a wholly owned subsidiary and manager of the Trust, and 1496965 Alberta Ltd. as Trustee (the “Trust Indenture”). The beneficiary of the Trust is the holder of its Trust Units (the “Unitholder”). On December 22, 2009, Korea National Oil Corporation Canada Ltd. (“KNOC Canada”), a wholly owned subsidiary Korea National Oil Corporation (“KNOC”), purchased all of the issued and outstanding Trust Units of the Trust.

It is expected that Harvest will reorganize its structure in 2010 so as to, effectively convert from an investment trust issuer to a corporate issuer. The reorganization is anticipated to result in Harvest Operations becoming the parent entity of the remaining Operating Subsidiaries.

The head and principal office of the Trust and Harvest Operations is located at Suite 2100, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of Harvest Operations is located at Suite 4500, Bankers Hall East 855 – 2 nd Street S.W., Calgary, Alberta T2P 4K7.

The business of Harvest is to, indirectly through Harvest Operations and its other Operating Subsidiaries, exploit, develop and hold interests in petroleum and natural gas properties in its upstream segment as well as conduct petroleum refining and marketing operations in its downstream segment.

Operating Subsidiaries

Each of the subsidiary entities identified below is a direct or indirect wholly-owned subsidiary of the Trust other than Redearth Partnership, in respect of which the Trust indirectly holds a 60% interest.

Harvest Operations, a taxable corporation

Harvest Operations was incorporated under the ABCA on May 14, 2002. Subsequently, Harvest Operations has been amalgamated with numerous corporate subsidiaries of Harvest and continued in each case as "Harvest Operations Corp". All of the issued and outstanding common shares of Harvest Operations are by the Trust.

In addition to administering the affairs of the Trust, Harvest Operations manages the affairs of the other Operating Subsidiaries and is responsible for providing all of the technical, engineering, geological, land management, financial, administrative and commodity marketing services relating to Harvest's upstream operations.

Redearth Partnership, a general partnership

Redearth Partnership is a general partnership formed on August 23, 2002 under the laws of the Province of Alberta. In June 2004, Harvest Operations acquired its 60% ownership interest in Redearth Partnership. Redearth Partnership's assets consist of direct ownership interest in properties located in north central Alberta.

Harvest Breeze Trust No. 1, a commercial trust

Breeze Trust No. 1 is an unincorporated commercial trust established under the laws of the Province of Alberta on July 8, 2004. Breeze Trust No. 1 is wholly owned by the Trust and its assets consist of the intangible portion of direct ownership interests in petroleum and natural gas properties purchased from the Breeze Resources Partnership and the Hay River Partnership and a 99% interest in each of those partnerships.

Harvest Breeze Trust. No. 2, a commercial trust

Breeze Trust No. 2 is an unincorporated commercial trust established under the laws of the Province of Alberta on July 8, 2004. Breeze Trust No. 2 is wholly owned by the Trust and its assets consist of a 1% interest in each of the Breeze Resources Partnership and the Hay River Partnership.

Breeze Resources Partnership, a general partnership

Breeze Resources Partnership (indirectly wholly-owned by the Trust) is a general partnership formed on June 30, 2004 under the laws of the Province of Alberta. Breeze Resources Partnership was acquired in September 2004. Its assets consist of the tangible portion of direct ownership interest in petroleum and natural gas properties located in east central Alberta and southern Alberta and a promissory note due from Breeze Trust No. 1.

Hay River Partnership, a general partnership

Hay River Partnership (indirectly wholly-owned by the Trust) is a general partnership formed on December 20, 2004 under the laws of the Province of Alberta. Hay River Partnership was acquired in August 2005. Its assets consist of the tangible portion of direct ownership interests in petroleum and natural gas properties located in northeastern British Columbia and a promissory note due from Breeze Trust No. 1.

Harvest Refining General Partnership, a general partnership

Harvest Refining General Partnership is a general partnership formed on September 27, 2006 under the laws of the Province of Alberta. The Trust holds a 99% partnership interest and Calpine Natural Gas Trust, an Alberta commercial trust wholly owned by the Trust, holds the residual 1% partnership interest. Harvest Refining General Partnership's assets consist of unsecured debt owing from each of VERT and North Atlantic as well as a 100% equity interest in both VERT and North Atlantic.

North Atlantic Refining Limited, a taxable corporation

North Atlantic Refining Limited (is a wholly-owned subsidiary of HRGP amalgamated under the laws of the Province of Newfoundland and Labrador on October 19, 2006. North Atlantic's assets consist of preferred partnership units representing 75% of the total preferred partnership interest in the North Atlantic Refining Limited Partnership as well as common partnership units representing 5% of the total common partnership interest in the same partnership.

North Atlantic manages the affairs of North Atlantic Refining Limited Partnership and is responsible for providing the engineering, operations and administrative services related to Harvest's refining operations. The feedstock supply management and marketing of refined products has been contracted to Vitol Refining, S.A. pursuant to the Supply and Offtake Agreement.

Viking Energy Royalty Trust, a commercial trust

Viking Energy Royalty Trust (a, wholly-owned subsidiary of North Atlantic Refining Limited) is a trust established under the laws of the Province of Alberta on November 5, 1996. VERT's assets consist of preferred partnership units representing 25% of the total preferred partnership interest in the North Atlantic Refining Limited Partnership as well as common partnership units representing 95% of the total common partnership interest in the same partnership.

North Atlantic Refining Limited Partnership, a limited partnership

North Atlantic Refining Limited Partnership is a limited partnership formed on October 13, 2006 under the laws of the Province of Newfoundland and Labrador. North Atlantic Refining Limited Partnership's assets consist of the Refinery and related retail marketing assets.

Organizational Structure of the Trust

The structure of the Trust and its significant subsidiaries is set forth below:

Notes:

(1)
All operations and management of the Trust and the Operating Subsidiaries are conducted through Harvest Operations except for the operations of the North Atlantic Refining Limited Partnership which is conducted by the management and employees of North Atlantic Refining Limited.

(2)	Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to Harvest Operations.

GENERAL DEVELOPMENT OF THE BUSINESS

Harvest was formed in July 2002 and acquired 8,500 BOE/d of production in the same year. Harvest acquired 7,475 BOE/d in 2003, 24,000 BOE/d in 2004, and 5,200 BOE/d in 2005 for aggregate consideration of $1,127.7 million. In late 2005, Harvest agreed to a plan of arrangement with VERT to create a stronger entity with a more balanced portfolio of assets as well as providing its security holders with greater liquidity and participation in one of the largest oil and natural gas trusts in Canada. During 2006, Harvest's upstream production averaged approximately 59,729 BOE/d with a year end exit rate of approximately 65,023 BOE/d comprised of approximately 45% light and medium oil, 25% heavy oil and 30% natural gas. The acquisition of the North Atlantic refinery was completed in October 2006 and for the month of December 2006, being the first month of full operations since acquiring the Refinery, the throughput of the North Atlantic refinery totalled 101,679 BOE/d.

Year ended December 31, 2007

In August 2007, Harvest acquired all of the issued and outstanding shares of Grand Petroleum Inc. ("Grand") for an aggregate transaction cost of $139.3 million comprised of $109.7 million in cash to acquire the shares of Grand, $28.8 million to repay Grand’s bank debt and $0.8 million in respect of related acquisition costs. During the three months ended March 31, 2007, Grand’s production averaged 3,409 BOE/d comprised of 68% light oil and 32% natural gas.

During 2007, Harvest's upstream production averaged approximately 60,336 BOE/d comprised of approximately 49% light and medium oil, 24% heavy oil and 27% natural gas. Capital spending on internal development in our upstream business aggregated to $300.7 million, a decrease of $76.2 million over the prior year while capital spending in our downstream business totalled $44.1 million. For 2007, the daily throughput of feedstock for the Refinery averaged 98,617 bbls/d reflecting two planned shutdowns in the fourth quarter for turnaround and scheduled maintenance activities.

Year ended December 31, 2008

On July 24, 2008, Harvest acquired all of the issued and outstanding shares of a private corporation with production of approximately 390 bbl/d of light oil and 2,300 mcf/d of natural gas for cash consideration of $36.8 million. On September 8, 2008, Harvest acquired petroleum and natural gas producing properties in the Peace River Arch area of northern Alberta with approximately 1,250 bbl/d of light oil and 3,900 mcf/d of natural gas for cash consideration of $130.8 million plus some minor property interests which produced approximately 85 BOE/d.

During 2008, Harvest's upstream production averaged approximately 55,932 BOE/d comprised of approximately 50% light and medium oil, 22% heavy oil and 28% natural gas. Capital spending on internal development in our upstream business aggregated to $271.3 million, a reduction of $29.4 million as compared to the prior year while capital spending in our downstream business totalled $56.2 million as compared to $44.1 million in 2007. For 2008, the daily throughput of feedstock for the Refinery averaged 103,497 bbls/d as compared to 98,617 bbls/d in the prior year.

Year ended December 31, 2009

On June 15, 2009, Harvest and Pegasus Oil & Gas Inc. ("Pegasus") entered into a pre-acquisition agreement pursuant to which Harvest agreed to make an offer to purchase all of the outstanding shares of Pegasus in consideration for 0.015 of a Trust Unit for each Pegasus share. The total transaction value was composed of $4.6 million of Harvest Trust Units, $13.9 million of assumed Pegasus debt and $1.0 million of acquisition costs. Harvest completed the acquisition of 100% of the outstanding shares of Pegasus on August 12, 2009.

On October 21, 2009, Harvest and KNOC entered into a definitive arrangement agreement pursuant to which KNOC agreed to acquire the Trust in a transaction valued at approximately $4.1 billion (including debt) pursuant to a plan of arrangement under Section 193 of the ABCA. A special meeting of the holders of the outstanding Trust Units, Trust Unit Rights and Unit Awards to consider the KNOC Arrangement was held on December 15, 2009. A special resolution approving the KNOC Arrangement was passed by a majority vote of over 90% of such securityholders. The KNOC Arrangement was subsequently approved by the Court of Queen's Bench of Alberta on December 16, 2009 and became effective on December 22, 2009, whereupon the Trust become an indirect wholly-owned subsidiary of KNOC.

Pursuant to the KNOC Arrangement, all of the issued and outstanding Trust Units were acquired by KNOC Canada for cash consideration of $10.00 per Trust Unit. In addition, all outstanding Trust Unit Rights and Unit Awards of Harvest were cancelled in exchange for a cash payment equal to, for each Trust Unit Right, the greater of $0.01 and the amount, if any, by which $10.00 exceeded the exercise price thereof and, for each Unit Award, $10.00 for each Trust Unit issuable on the exercise thereof. The Trust Units were subsequently delisted from both the TSX and the NYSE.

The Debentures and the 7⅞% Senior Notes continued as obligations of the Trust and Harvest Operations, as applicable, following completion of the KNOC Arrangement. See "General Description of Capital Structure" and "Supplemental Capital Structure Information - 7⅞% Senior Notes ". The outstanding Debentures remain listed on the TSX. See "Market for Securities".

Concurrent with closing of the KNOC Arrangement, Harvest Operations repaid approximately $600 million of then existing bank indebtedness and entered into an amended $600 million credit facility with a syndicate of lenders. See "Supplemental Capital Structure Information – Credit Facility".

During 2009, Harvest's upstream production averaged approximately 51,646 BOE/d comprised of approximately 51% light and medium oil, 20% heavy oil and 29% natural gas. Capital spending on internal development in our Upstream business aggregated to $186.3 million, a reduction of $85.0 million as compared to the prior year while capital spending in our Downstream business totalled $43.9 million as compared to $56.2 million in 2008.

In the Downstream operations the Refinery averaged 83,939 bbls/d in 2009, down from 103,497 bbls/d in the prior year. A major planned turnaround was successfully completed during the second quarter, expanding our hydrocracking capacity by an additional 1,000 barrels per stream-day. Operations in the third quarter resulted in throughputs similar to the first quarter; however, margins were considerably reduced. Fourth quarter margins were also weak, and North Atlantic took advantage of this to reduce throughputs and complete maintenance activities.

Recent Developments

As completion of the KNOC Arrangement constituted a "change of control" under the Debenture Indenture, the Trust was required to make, and did on January 19, 2010 make offers to purchase all outstanding Debentures for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest. As at March 4, 2010 all of the offers to purchase expired and the following redemptions were made: (a) $13.3 million principal amount was tendered in respect of the 6.5% Debentures Due 2010, leaving a principal balance of $23.8 million outstanding; (b) $67.8 million principal amount was tendered in respect of the 6.40% Debentures Due 2012, leaving a principal balance of $106.8 million outstanding; (c) $48.7 million principal amount was tendered in respect of the 7.25% Debentures Due 2013, leaving a principal balance of $330.5 million outstanding; (d) $13.2 million principal amount was tendered in respect of the 7.25% Debentures Due 2014, leaving a principal balance of $60.1 million outstanding; and (e) $13.4 million principal amount was tendered in respect of the 7.50% Debentures Due 2015, leaving a principal balance of $236.6 million outstanding. See "General Description of Capital Structure – Debentures and Debenture Indenture – Change of Control of the Trust".

The indenture pursuant to which the 7⅞% Senior Notes were issued contains a similar "change of control" provision. Accordingly, on January 20, 2010, the Harvest Operations made an offer to purchase all of the outstanding 7⅞% Senior Notes for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest. On February 16, 2010, that offer expired with US$40.4 million principal amount having been tendered in acceptance of the offer, leaving a principal balance of US$209.6 million outstanding.

In early 2010, we issued an incremental $466 million of equity to KNOC Canada, which was used to further reduce bank debt in advance of the required change-of-control offers to holders of the 7⅞% Senior Notes and Debentures.

In March 2010, Harvest closed an acquisition of certain petroleum and natural gas assets for $31.0 million.

GENERAL BUSINESS DESCRIPTION

Overview

With its acquisition of North Atlantic in October 2006, Harvest became an integrated petroleum and natural gas producer with downstream operations located in Newfoundland and Labrador and upstream operations located in Alberta, Saskatchewan and British Columbia.

In the upstream operations, Harvest employs a disciplined approach to acquiring high working interest, large resource-in-place, producing properties and uses "best practice" technical and field operational processes to extract maximum value from its assets. These operational processes include hands-on approach to management with a focus on optimizing production rates, the application of enhanced oil recovery and other technologies and selective capital investment to maximize reservoir recovery while stressing operational efficiencies to control operating costs. As at March 23, 2010, Harvest employed 365 full-time employees in its upstream business 237 of which are located in the head office and 128 of which are located in the field.

Harvest's downstream business consists of a medium gravity sour crude oil hydrocracking refinery with 115,000 barrels per stream day nameplate capacity and with related docking and storage facilities as well as a marketing division with retail gasoline, home heating, commercial, wholesale and bunkers business all operated in Province of Newfoundland and Labrador. As at March 23, 2010, Harvest employed 450 full-time employees and 72 part-time employees in its downstream business, all of which are located in the Province of Newfoundland and Labrador.

Business Strategies, Policies & Practices

Harvest's business strategy is focused on cash flow generation, acquiring assets with identified operational and development opportunities and increasing the long-term value of its assets with proven development strategies. Prior to 2006, Harvest had applied its strategies to opportunities in the petroleum and natural gas industry in western Canada. With the valuation of petroleum and natural gas assets in western Canada ever increasing through 2005 and into 2006, the opportunities to acquire such assets with significant upside potential became difficult. As a result, in 2006 Harvest changed its focus in western Canada to aggressively pursuing development opportunities within our existing asset base and in 2007, implemented three enhanced oil recovery projects with modest capital requirements but the potential to add significant reserves.

In 2006, Harvest expanded its core business to include crude oil refining and a retail petroleum marketing business. This initiative was undertaken to diversify our business with a long-life asset that has considerable growth potential by increasing the throughput, shifting the yield to higher-valued refined products as well as enhancing capacity to handle a heavier, more-sour crude oil feedstock.

Upstream Segment

Within the upstream segment, Harvest employs the following operating strategies:

1.
Acquire Properties with Operational and Development Opportunities - Harvest will continue to selectively acquire properties with an established production history and once acquired, focus on improving resource recovery, reducing costs and extending reserve life thereby creating additional value for its securityholders. Harvest will continue to evaluate future acquisitions on the basis of their net present value.

2.
Enhanced Oil Recovery Projects - Harvest will continue to promote its enhanced oil recovery projects. At Wainwright, we implemented a polymer flood pilot to improve recovery rates. With the success of this pilot, we expect to expand the project to impact a larger portion of the reservoir at Wainwright. At both Bellshill Lake and Suffield, we have increased our injected water by introducing water produced at adjacent properties to re-pressurize the reservoir. Future enhanced oil recovery opportunities have been identified in Hayter, Hay River, Kindersley and southeast Saskatchewan, while carbon dioxide (CO2) flooding and sequestration, oilsands and coal bed methane (CBM) represent longer term recovery opportunities for Harvest.

3.
Increase Operating Netbacks - Harvest focuses on reducing operating costs and optimizing marketing alternatives to increase its operating netback and thereby extending the life and increasing the value of its proved reserves. Cost reduction initiatives include continuous improvements to water handling and disposal alternatives and contracting for volume discounts on well servicing and purchased materials. Optimizing marketing alternatives includes blending crude oil production to meet pricing specifications and reviewing transportation alternatives to achieve the highest prices available at the wellhead.

4.
Insurance Coverage - In addition to preventative maintenance operating practices, Harvest maintains property damage and business interruption insurance to mitigate the risk associated with its practice of controlling operations and future development by maintaining a high working interest in its petroleum and natural gas properties. Harvest's property damage coverage is subject to a $500,000 deductible per occurrence and a claim limit of $130 million while the business interruption insurance covers its five highest revenue generating properties subject to a 30 day deductible period and claim limit of $130 million. Harvest also maintains an industry standard environmental, health and safety program – See "Environmental, Health & Safety Policies & Practices" below under "Other Upstream Information".

Downstream Segment

Within the downstream segment, Harvest employs the following operating strategies:

1.
Acquire Established Operating Facilities – The North Atlantic operations acquired by Harvest in 2006 had over ten years of continuous operations with a committed workforce and operating plan. In respect of the related feedstock procurement and marketing of refined products, Harvest has contracted with Vitol Refining S.A. to provide these services as well as the related working capital financing subject to a mutual six month termination clause after November 1, 2011. The Refinery is currently configured to produce high quality gasoline and distillates that meet or exceed the ever increasing environmental requirements, from a medium gravity sour feedstock.

2.
Profitability Improvement and Expansion – We have identified a "Debottlenecking Project" involving an increase in the design capacity from 115,000 bbl/d to 130,000 bbl/d, improving the yield of gasoline and distillate products, enhancing feedstock receiving and storage facilities and improving process heating design and combustion technologies. In 2009, we made considerable progress toward the Debottleneck Projects. This suite of investments is estimated to cost a total of approximately US$310 million through 2010 and 2011 and has compelling economics. It involves the licensing and incorporation of demonstrated and mature process technologies into existing processes to capture additional capacities, enhanced yields and reduced expenses.  We spent approximately US$11 million advancing these projects during 2009.

3.
Insurance Coverage – North Atlantic maintains property damage and business interruption insurance on its refinery operations to a maximum annual loss limit of US$1 billion subject to a property damage deductible of US$7.5 million and a 45 day deductible period for the business interruption coverage subject to a minimum of US$20 million for any one occurrence. North Atlantic receives its crude oil feedstock via water born vessels and protects its exposure to marine pollution and related clean-up by requiring any vessel delivering feedstock to the Refinery or shipping refined products from the Refinery to carry US$1 billion of coverage per vessel and to insure the cargo for 110% of its value. In addition, North Atlantic maintains sudden and accidental pollution insurance in the amount of US$200 million subject to a deductible of US$0.5 million.

Cash Flow Risk Management

Harvest’s cash flow risk management strategies are financially integrated, reflecting that the commodity price risk of our cash flow from producing crude oil in western Canada is financially offset partially by our requirement to purchase crude oil feedstock for our downstream operations even though the crude oil produced in western Canada does not physically flow to our refinery in Newfoundland. As a result, our 2010 cash flow at risk is comprised of approximately net 33,000 bbls/d of refined product price exposure, 82,000 bbls/d of refined product crack spread exposure and 79,000 mcf/d of western Canadian natural gas price exposure.

Commencing in 2006, we limited our financial hedge counterparties to lenders in our syndicated Credit Facility as the security provided under our Credit Facility will extend to our price risk management contracts. This eliminates the requirement for margin calls and the pledging of collateral as well as enables the negotiation of a more limited number of events of default which limits the potential that these contracts could exacerbate credit concerns.

UPSTREAM BUSINESS
STATEMENT OF RESERVES DATA

The statement of reserves data and other oil and natural gas information set forth below (the " Statement") is dated March 23, 2010. The effective date of the Statement is December 31, 2009 and the preparation date of the Statement is March 23, 2010.

Disclosure of Reserves Data

Harvest retained qualified, Independent Reserves Engineering Evaluators to evaluate and prepare reports on 100% of Harvest's crude oil and natural gas reserves as of December 31, 2009. Harvest's reserves were evaluated by McDaniel (who evaluated approximately 40% of Harvest's total proved plus probable reserves), and GLJ (who evaluated approximately 60% of Harvest's total proved plus probable reserves). All of Harvest's reserves were evaluated using the price and cost assumptions of McDaniel as at January 1, 2010.

The Statement summarizes the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries and the net present values of future net revenue for these reserves using forecast prices and costs. The Reserve Report has been prepared by the Independent Reserve Engineering Evaluators in accordance with the standards contained in the COGE Handbook and the reserve definitions and other requirements contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Harvest engaged the Independent Reserve Engineering Evaluators to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Operating Subsidiaries' reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Operating Subsidiaries' crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Forecast Prices and Costs) – December 31, 2009

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2009
FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL (1)		HEAVY OIL (1)		NATURAL GAS
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)

PROVED
Developed Producing	52,299	47,125	30,612	27,095	163,734	143,896
Developed Non-Producing	872	734	2,030	1,601	13,562	11,857
Undeveloped	8,703	7,392	4,540	3,668	29,241	23,763
TOTAL PROVED	61,874	55,251	37,182	32,364	206,537	179,516

PROBABLE	25,161	22,127	17,915	14,920	79,559	67,482

TOTAL PROVED PLUS PROBABLE	87,035	77,378	55,097	47,284	286,096	246,998

	RESERVES
	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MBOE)	Net (MBOE)

PROVED
Developed Producing	5,811	4,265	116,010	102,468
Developed Non-Producing	392	269	5,554	4,580
Undeveloped	627	473	18,744	15,493
TOTAL PROVED	6,830	5,007	140,309	122,541

PROBABLE	2,819	2,025	59,155	50,319

TOTAL PROVED PLUS PROBABLE	9,649	7,032	199,463	172,860

						Value Per
						Boe Before
	NET PRESENT VALUES OF FUTURE NET REVENUE					Income Tax
	BEFORE INCOME TAXES DISCOUNTED AT (%/year) (2)					Discounted
	0%	5%	10%	15%	20%	At 10%/year
RESERVES CATEGORY	($M)	($M)	($M)	($M)	($M)	($/BOE)

PROVED
Developed Producing	4,374,392	3,215,812	2,573,005	2,160,755	1,873,176	25.11
Developed Non-Producing	161,211	120,018	92,936	74,578	61,509	20.29
Undeveloped	519,311	343,482	239,289	172,512	127,176	15.45
TOTAL PROVED	5,054,914	3,679,312	2,905,230	2,407,845	2,061,861	23.71

PROBABLE	2,540,437	1,419,771	921,405	653,517	491,192	18.31

TOTAL PROVED PLUS PROBABLE	7,595,351	5,099,083	3,826,635	3,061,362	2,553,053	22.14

	NET PRESENT VALUES OF FUTURE NET REVENUE
	AFTER INCOME TAXES DISCOUNTED AT (%/year) (2)
	0%	5%	10%	15%	20%
RESERVES CATEGORY	($M)	($M)	($M)	($M)	($M)

PROVED
Developed Producing	3,972,534	2,976,906	2,415,640	2,050,517	1,792,523
Developed Non-Producing	122,150	92,362	72,708	59,292	49,645
Undeveloped	392,228	254,922	174,020	122,490	87,712
TOTAL PROVED	4,486,912	3,324,190	2,662,368	2,232,299	1,929,880

PROBABLE	1,900,340	1,063,836	691,516	491,395	370,180

TOTAL PROVED PLUS PROBABLE	6,387,252	4,388,026	3,353,884	2,723,694	2,300,060

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2009
FORECAST PRICES AND COSTS

RESERVES	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOP- MENT COSTS	WELL ABANDON- MENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES (2)	INCOME	FUTURE NET REVENUE AFTER INCOME
CATEGORY	($M)	($M)	($M)	($M)	($M)	($M)	TAXES	TAXES (2)

Proved Reserves	10,710,153	1,379,054	3,659,152	438,711	178,324	5,054,914	568,001	4,486,912

Proved Plus Probable Reserves	15,950,806	2,143,867	5,352,942	659,518	199,130	7,595,350	1,208,099	6,387,252

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2009
FORECAST PRICES AND COSTS

		FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year)	UNIT VALUE ($/bbl or
RESERVES CATEGORY	PRODUCTION GROUP	($M) (2)	$/mcf)

Proved Reserves	Light and Medium Crude Oil (including solution gas and associated by-products)	1,109,181	26.20
	Heavy Crude Oil (including solution gas and associated by-products)	1,268,141	26.05
	Associated and Non-Associated Natural Gas (including associated by-products)	523,480	3.25
	Non-conventional Oil & Gas Activities	4,428	1.88
		2,905,230	24.58
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and associated by-products)	1,444,367	23.87
	Heavy Crude Oil (including solution gas and associated by-products)	1,683,693	24.37
	Associated and Non-Associated Natural Gas (including associated by-products)	692,311	3.13
	Non-conventional Oil & Gas Activities	6,264	1.87
		3,826,635	22.90

Notes to Reserves Data Tables

1.
The reserves attributable to Harvest's Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason.  We have presented Hay River reserves as medium gravity crude in the reserve tables above as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia.  If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing:  11.9 MMbbl, Proved Undeveloped: 5.2 MMbbl, Total Proved: 17.1 MMbbl, Probable: 5.5 MMbbl and Proved plus Probable: 22.6  MMbbl, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing:  10.5 MMbbl, Proved Undeveloped: 4.3 MMbbl, Total Proved: 14.8 MMbbl, Probable: 4.9 MMbbl, and Proved plus Probable: 19.7 MMbbl.

2.	Columns may not add due to rounding.

3.
The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserve Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

4.
The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserve Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of these definitions are set forth below:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

·	analysis of drilling, geological, geophysical and engineering data;

·	the use of established technology; and

·	specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c)
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(d)
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(e)
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(f)
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Forecast Prices and Costs – January 1, 2010

Forecast prices and costs are those:

(a)	generally acceptable as being a reasonable outlook of the future; and

(b)
if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Operating Subsidiaries is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized in the Reserve Report, based on McDaniel's then current forecasts at the date of the Report, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of January 1, 2010
FORECAST PRICES AND COSTS

	OIL					NATURAL GAS	NATURAL GAS LIQUIDS	INFLATION RATES (6)	U.S./ CAN EXCHANGE RATE (7)
Year	WTI Crude Oil (1) ($US/ bbl)	Edmonton Light Crude Oil (2) ($Cdn/ bbl)	Alberta Heavy Crude Oil (3) ($Cdn/ bbl)	Alberta Bow River Hardisty Crude Oil (4) ($Cdn/ bbl)	Sask Cromer Medium Crude Oil (5) ($Cdn/ bbl)	Alberta AECO Spot Price ($Cdn/ GJ)	Edmonton Cond. and Natural Gasolines ($Cdn/ bbl)	(%/Year)	($US/$Cdn)
Forecast
2010	80.0	83.2	68.1	72.3	76.5	6.05	85.2	2.0	0.95
2011	83.6	87.0	67.6	73.8	79.1	6.75	89.0	2.0	0.95
2012	87.4	91.0	68.0	74.4	81.8	7.15	93.1	2.0	0.95
2013	91.3	95.0	68.1	75.8	85.4	7.45	97.1	2.0	0.95
2014	95.3	99.2	71.1	79.2	89.2	7.80	101.4	2.0	0.95
2015	99.4	103.5	74.2	82.6	93.1	8.15	105.7	2.0	0.95
2016	101.4	105.6	75.7	84.3	94.9	8.40	107.9	2.0	0.95
2017	103.4	107.7	77.2	85.9	96.8	8.55	110.0	2.0	0.95
2018	105.4	109.8	78.7	87.6	98.7	8.70	112.1	2.0	0.95
2019	107.6	112.1	80.4	89.4	100.7	8.90	114.5	2.0	0.95
2020	109.7	114.3	81.9	91.2	102.7	9.05	116.7	2.0	0.95
2021	111.9	116.5	83.6	93.0	104.8	9.25	119.0	2.0	0.95
2022	114.1	118.8	85.2	94.8	106.8	9.45	121.3	2.0	0.95
2023	116.4	121.2	86.9	96.7	109.0	9.65	123.8	2.0	0.95
2024	118.8	123.7	88.7	98.7	111.2	9.85	126.3	2.0	0.95
There-after	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.95

Notes:

(1)	West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur.
(2)	Edmonton Light Sweet 40 degrees API, 0.3% sulphur.
(3)	Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality).
(4)	Bow River at Hardisty Alberta (Heavy stream).
(5)	Midale Cromer crude oil 29 degrees API, 2.0% sulphur.
(6)	Inflation rates for forecasting prices and costs.
(7)	Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Operating Subsidiaries for the year ended December 31, 2009, were $4.29/mcf for natural gas, $45.03/bbl for natural gas liquids, $58.18/bbl for light/medium oil, and $52.91/bbl for heavy oil.

6.	Future Development Costs

The following table sets forth development costs deducted in the estimation of the Operating Subsidiaries' future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs
	($M)
Year	Proved Reserves	Proved Plus Probable Reserves
2010	$119,221	$199,782
2011	$114,181	$176,598
2012	$63,841	$95,615
2013	$5,440	$22,802
2014	$4,974	$12,687
Thereafter	$139,127	$167,608
Total Undiscounted	$446,784	$675,092
Total Discounted at 10%	$328,177	$511,348

Future development costs will be funded through cash flow and the Trust's Credit Facility.

7.
Estimated future abandonment costs related to a property have been taken into account by the Independent Reserve Engineering Evaluators in determining reserves that should be attributed to a property and in determining the aggregate future net revenue there from. No allowance was made; however, for reclamation of well sites or the abandonment and reclamation of any facilities. See "Other Upstream Business Information – Additional Information Concerning Abandonment and Reclamation Costs" for more information.

8.	The forecast price and cost assumptions assume the continuance of current laws and regulations.

9.
The extent and character of all factual data supplied to the Independent Reserve Engineering Evaluators were accepted by the Independent Reserve Engineering Evaluators as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves

RECONCILIATION OF
OPERATING SUBSIDIARIES COMPANY GROSS
BY PRINCIPAL PRODUCT TYPE
FORECAST  PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON- ASSOCIATED NATURAL GAS
	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable
FACTORS	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)

31-Dec-08	68,505	28,788	97,293	40,245	18,977	59,224	231,973	90,175	322,148

Extensions/ Improved Recovery	411	1,435	1,846	401	329	730	5,017	(1,141)	3,876
Technical Revisions	2,220	(4,761)	(2,541)	244	(1,402)	(1,160)	6,738	(9,847)	(3,109)
Discoveries	0	0	0	0	0	0	0	0	0
Acquisitions	77	19	96	37	10	47	11,120	5,605	16,725
Dispositions	(707)	(319)	(1,026)	0	0	0	(15,426)	(5,233)	(20,659)
Production	(8,633)	0	(8,633)	(3,745)	0	(3,745)	(32,885)	0	(32,885)

31-Dec-09	61,873	25,162	87,035	37,182	17,914	55,096	206,537	79,559	286,096

	NATURAL GAS LIQUIDS			TOTAL (BOE)
	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable
FACTORS	(Mbbl)	(Mbbl)	(Mbbl)	(MBOE)	(MBOE)	(MBOE)

31-Dec-08	6,847	2,865	9,712	154,260	65,660	219,919

Extensions/ Improved Recovery	243	(140)	103	1,889	1,434	3,323
Technical Revisions	509	(30)	479	4,097	(7,836)	(3,739)
Discoveries	0	0	0	0	0	0
Acquisitions	344	171	515	2,312	1,134	3,446
Dispositions	(121)	(47)	(168)	(3,398)	(1,238)	(4,636)
Production	(992)	0	(992)	(18,851)	0	(18,851)

31-Dec-09	6,830	2,819	9,649	140,309	59,154	199,462

Note:
(1)	Columns may not add due to rounding.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook.

As at January 1, 2010, Harvest has a total of 24.3 MMBOE of gross reserves that are classified as proved non-producing, of these non-producing reserves approximately 77% are undeveloped reserves. The balance are developed non-producing reserves which would be wells that are not currently producing and are eligible to be brought on production given economics and production information as at January 1, 2010. Substantially all of the undeveloped reserves are based on Harvest's then current 2010 budget and long range development plans for the major assets noted elsewhere in this document. Approximately 80% of these reserves are expected to be developed within the next two years. The remaining undeveloped reserves are expected be developed over the next five years, in most cases due to processing facility capacity restrictions. The capital cost has been taken into account for these programs in the estimated future net revenue.

TIMING OF INITIAL UNDEVELOPED
RESERVES ASSIGNMENT

	Gross Reserves First Attributed by Year
PRODUCT TYPE	Units	Prior	2007	2008	2009	Total
Proved Undeveloped
Light and Medium Crude Oil	Mbbl	1,621	1,826	65	417	3,929
Heavy Crude Oil	Mbbl	2,028	5,290	3,663	429	11,410
Natural Gas	MMcf	6,229	22,494	(2,840)	1,337	27,221
Natural Gas Liquids	Mbbl	242	202	6	22	472
Total Oil Equivalent	MBOE	4,929	11,067	3,261	1,091	20,348

Probable Undeveloped
Light and Medium Crude Oil	Mbbl	1,893	7,837	(48)	1,410	11,092
Heavy Crude Oil	Mbbl	4,233	5,802	(1,179)	492	9,348
Natural Gas	MMcf	5,068	21,972	(3,260)	2,148	25,929
Natural Gas Liquids	Mbbl	215	775	93	41	1,124
Total Oil Equivalent	MBOE	7,186	18,076	(1,677)	2,302	25,886
Notes:

(1)	Hay River reserves are considered to be heavy crude oil for this analysis.

(2)	First attributed volumes include additions during the year and do not include revisions to previous undeveloped reserves.

Significant Factors or Uncertainties

Information in this Annual Information Form contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at March 29, 2010.

Important economic factors that should be taken into consideration that may affect particular components of the reserve data include: oil pricing, power costs and operating expenses.

Oil and Gas Wells

The following table sets forth the number of wells in which Harvest held a working interest as at December 31, 2009:

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	2,980	2,254	1,811	1238.6	1,241	516	790	336
British Columbia	147	147	35	35	5	3.8	28	19
Saskatchewan	1,089	866.7	443	389.8	35	23.5	11	6.6
Total	4,216	3,268	2,289	1,663	1,281	543	829	361

	Service Wells
	Active		Suspended
	Gross	Net	Gross	Net
Alberta	615	493	73	49.2
British Columbia	146	146	5	4
Saskatchewan	137	132	74	56.2
Total	898	770	152	110

Note:

(1)	"Gross Wells" are wells in which Harvest has an interest (operating or non-operating).
(2)	"Net Wells" are Harvest's interest share of the gross wells (operating or non-operating).

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Harvest completed during its 2009 financial year:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil Wells			42	35.1
Gas Wells			38	15.7
Service Wells	1	1	25	24.5
Dry Holes	-	-	1	0.3
Total Wells	1	1	106	75.6

Note:

(1)	"Gross Wells" are wells in which Harvest has an interest (operating or non-operating).
(2)	"Net Wells" are Harvest's interest share of the gross wells (operating or non-operating).

For a discussion of Harvest's exploration and development activities refer to the "2009 Capital Expenditures Plan" section under "Other Upstream Information".

Properties with No Attributed Reserves

The following table sets out Harvest's undeveloped land holdings as at December 31, 2009.

	Undeveloped Acres
	Gross	Net

Alberta	512,522	366,763
British Columbia	44,630	36,653
Saskatchewan	99,146	77,484
Total	656,298	480,900

	Undeveloped Acres for which rights expire within one year
	Gross	Net
Alberta	92,074	69,034
British Columbia	3,003	2,067
Saskatchewan	12,873	7,456
Total	107,950	78,557

Harvest conducts ongoing development activity to retain land that would otherwise expire.  As a result of this activity, the actual land holdings that will expire within one year will be less than indicated above.

Production Estimates

The following table sets forth the volume of production from the company’s gross reserves estimated for 2010 as found in the Reserve Report:

	2009 Production Forecast
	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (bbls/d)	Total (BOE/d)
Proved Producing	13,052	17,548	74,747	2,462	45,519
Proved Developed Non-Producing	133.3	221	3,280	103.7	1,004
Proved Undeveloped	473	1,069	3,682	122.1	2,278
Total Proved	13,659	18,837	81,710	2,688	48,800
Total Probable	1,171	1,102	6,293	187.2	3,509
Total Proved Plus Probable	14,830	19,939	88,003	2,875	52,311

OTHER UPSTREAM BUSINESS INFORMATION

Oil and Natural Gas Properties

The Operating Subsidiaries’ portfolio of significant Properties is discussed below.  Reserve amounts discussed are gross reserves and are stated at December 31, 2009 based on forecast prices and cost assumptions.

In general, the Properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer.  Generally, the Properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production.  Harvest Operations is actively engaged in cost reduction, production and reserve replacement optimization efforts directed at reserve addition through extending the economic life of these producing properties beyond the limits used in the Reserve Report and developing new proven reserves previously not evaluated by the Independent Reserve Engineering Evaluators.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence levels as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

2009 Historical Production by Material Property

Material Property	Light, Medium and Heavy Crude Oil (bbls/d)	Natural gas (Mcf/d)	NGL (bbls/d)	Average Daily Production (BOE/d)

Hay River	5,143	1,618	13	5,425
Markerville	822	20,607	667	4,923
Rimbey	150	17,527	1,012	4,083
Southeast Saskatchewan	3,911	227	38	3,987
Suffield	2,835	466	32	2,945
Hayter	2,491	320	20	2,564
Bellshill Lake	2,083	645	40	2,230
Red Earth	2,086	169	58	2,171
Wainwright	1,951	-	-	1,951
Crossfield	3	6,990	375	1,543
Lloydminster	1,250	433	-	1,322
Other	11,189	41,096	464	18,502
Total	33,912	90,097	2,718	51,646

Principal Producing Properties at December 31, 2009

Hay River :  Hay River was acquired by Harvest on August 2, 2005 and is located approximately 125 miles NW of Grande Prairie in northeastern British Columbia. In 2009, Hay River produced 5,143 bbl/d of medium gravity 24 ° API crude oil and 1.6 mmcf /day of natural gas from the Bluesky Formation located at a depth of approximately 450m. Produced emulsion is processed at our central emulsion processing facility with the clean oil transported via pipeline to sales points.  Natural gas produced in conjunction with the oil is processed at the central facility and is either re-injected into the reservoir for pressure maintenance, or sold through a sales gas pipeline connected to the facility. Hay River is a winter only access area in that drilling operations can only be undertaken when the ground is frozen (typically between late December and late March). The Hay River medium gravity oil production is priced at a discount to the Edmonton Light oil benchmark, contributing to stronger netbacks when compared to other similar gravity crudes.  Harvest has an average 100% working interest in this operated property. In 2009, Harvest drilled 45 wells including 22 producing horizontal wells and 23 water source and water injection wells with a total capital expenditure of $88 million. Since 2007, Harvest has focused on increasing water injection into the producing Bluesky Formation to improve overall production and recovery of oil from the reservoir. A gas plant constructed in 2007 was commissioned in the spring of 2008 to eliminate flaring at the site and to manage production of associated gas. Connection of commercial power to the site was also completed in 2008 which allowed for optimization of the production in the field.

Markerville :   The Markerville area is located approximately 35 kilometres southwest of Red Deer, Alberta. Harvest is the operator for a majority of the production in the area and has a working interest varying from 50 to 90% in the majority of the area’s wells.  Markerville averaged 4,923 BOE/d (70 % natural gas) for the 12 months ending December 31, 2009.  The area offers multi-zone potential with a number of producing horizons. The Pekisko Formation, at a well depth of approximately 2,200 metres, contains sweet natural gas along with associated liquids. The formation is developed using both vertical and horizontal wells.  The Edmonton sands are a tight gas reservoir located at a depth of approximately 800 metres that contains sweet natural gas that is developed exclusively with vertical wells. Harvest also has a 25 to 50% working interest in Leduc Pinnacle Reef formations that produce light oil and associated natural gas. In 2009, the company had capital expenditures of $5.6 million primarily to complete, equip and tie-in wells drilled in the latter part of 2008. Harvest has ownership in various pipelines, compressors, and gas processing facilities that service the wells in this area.

Rimbey : The Rimbey area is located approximately 50 miles NW of Red Deer. In 2009, the Rimbey area produced 4,083 BOE/d of primarily natural gas (approximately 75%) from various formations including the Rock Creek, Viking, Ostracod, and Cardium. Harvest’s working interest in this area ranges from 25% to 100%. In 2009, Harvest drilled 11gross (3.3 net) wells. Harvest continued to build on a successful exploration program into 2009 at Chedderville by drilling an additional 3 delineation wells into the Basal Mannville (Ostracod) Formation. Production from the Chedderville property accounted for 50% of the total Rimbey production on a BOE basis. Total capital expenditures in Rimbey were $10.2 million for the year ending December 31, 2009. Gas produced from this area is generally transported on company owned and third party owned infrastructure to five company owned compression facilities at Wilson Creek and Rose Creek, Willesden Green and Ferrier as well as third party gas processing facilities.

Southeast Saskatchewan : Our southeast Saskatchewan properties are located approximately 110 miles southeast of Regina. Production from southeast Saskatchewan averaged 3,987 bbl/d of average 33 ° API crude oil in 2009, primarily produced from the Tilston and Souris Valley Formations of Mississippian age.  Harvest has an average working interest of over 90% in this primarily operated property. In 2009, Harvest drilled 9 gross (6 net) wells, primarily horizontal development and infill wells into defined pools. Fluid produced from the area is processed at our 100% owned Hazelwood facility and is pipeline connected to the Enbridge system . Harvest has extensive proprietary 3D seismic coverage which offers control of the opportunity, and will be used to identify further opportunities on and off our land base.

Suffield : Suffield is located 160 miles SE of Calgary and is located on the site of the Canadian Forces Base Suffield. Production from this region averaged 2,945  BOE/d of primarily heavy oil in 2009, averaging 11 to 18 ° API from the Upper Mannville Glauconitic Formation. Harvest has an average 99% working interest in this operated property.  Fluid produced from the area is processed at three emulsion processing facilities located at Caen, Lark and Batus with clean oil transported via pipeline to sales points.  In 2009, Harvest drilled 1 gross (1 net) water injection well as part of our enhanced water injection into this reservoir. By increasing injection, Harvest believes the ultimate recovery of oil will be increased. Harvest’s capital investment in 2009 was $5.2 million including additional pipeline infrastructure to re-distribute produced water for injection. Future development at Suffield may include step-out, extension and infill drilling in the established pools. Pool optimization and enhanced recovery projects will target increased water injection into under-injected reservoirs that have not received adequate pressure maintenance.

Hayter : Harvest acquired the Hayter property in November 2002. Production in 2009 averaged approximately 2,564  bbl/d of 14 ° to 15 ° API oil, producing from the Lower Cretaceous Cummings/Dina Formation. Harvest has an average 94% working interest in this operated property. Emulsion produced from the wells is processed at one of two central processing facilities and then transported via pipeline to sales points. In 2009, Harvest had capital expenditures of $5.5 million to complete upgrades to the infrastructure as part of a production optimization project identified in 2008. Future development at Hayter may include additional infill and step-out drilling, as well as enhanced oil recovery projects. Harvest has identified the Hayter area as being amenable for enhanced recovery and will undergo additional testing of enhanced oil recovery techniques. Operating expense reduction projects such as low pressure water disposal wells, horizontal disposal wells, and battery optimization are ongoing.

Bellshill Lake : Harvest holds an average 98% working interest in this area, including a 100% working interest in the Bellshill Lake Ellerslie Unit, as well as working interests ranging from 6.5% to 100% in non-unit leases located next to the unit, all of which is operated by Harvest. Production consists of 26° to 28° API oil produced from the Ellerslie, and Dina formations, and totalled 2,230 BOE/d in 2009 weighted 95% towards oil and liquids.  The Unit and area comprises 707 gross wells of which 580 are producing oil wells. The majority of these wells are tied-in to one central facility consisting of an oil processing facility, a water injection plant and a gas processing facility. Oil is transported to market via Gibson's pipeline and the gas is sold on the spot market.  In 2008 Harvest constructed a water transfer line to bring incremental injection water to improve the ultimate recovery of oil from this large oil pool. In 2009, there was evidence of the benefit of this injection as the pool Gas Oil Ratio decreased indicating the reservoir pressure was increasing, which Harvest believes will ultimately result in increased oil recovery.

Red Earth :  Production in 2009 from Red Earth averaged 2,171  BOE/d (98% oil) with an average oil quality of 37 ° to 39 ° API from the Devonian Slave Point, Granite Wash and Gilwood Formations.  Harvest has an average 80% working interest in this primarily operated area.  In 2009, Harvest drilled 8 gross (5.7 net) wells with total capital expenditures of $11.2 million. The Slave Point has typically been exploited using vertical wells, and the application of mutlistage fractured horizontal wells has the potential to allow Harvest to access hydrocarbon previously not considered economic. Future development at Red Earth may include downspace drilling in the Slave Point G pool, application of horizontal well technology as well as potential water injection to increase the recovery factor in a number of smaller Slave Point pools by offsetting production decline.  Harvest has an extensive seismic database in the Red Earth area which was instrumental in the discovery of a new oil pool in the area, and will assist our plans to infill drill our identified Granite Wash and Slave Point pools.

Wainwright : Harvest acquired the Wainwright properties in September 2004.  Production in 2009 from this pool averaged approximately 1,951 BOE/d of 22 ° to 24 ° API medium gravity oil, produced from the Cretaceous Upper Mannville Sparky Formation. Harvest has an average 99% working interest in these operated properties.  In 2009, Harvest completed the construction and start-up of a polymer injection facility. This was a follow-up to a 2007 engineering study to evaluate the feasibility of using a polymer based injection fluid to increase waterflood sweep efficiencies and ultimate recoveries in this large oil pool. Total capital expenditures at Wainwright in 2009 were $8.0 million including approximately $6.0 million on the polymer facility alone.

Crossfield : Crossfield is located approximately 20 miles NW of Calgary. Production in 2009 from this region was primarily natural gas (75%) with some liquids and averaged approximately 1,543 BOE/d from the Lower Cretaceous Basal Quartz Formation.  Harvest has an average 75% working interest in this operated and non-operated property.  Harvest continues to evaluate opportunities to downspace and drill additional locations at Crossfield including the application of multi-stage fractured horizontal wells which have been successfully applied in similar geological formations. Capital expenditures in 2009 were $1.6 million to install a gas liquids separator package as part of a production optimization project.

Lloydminster : Harvest has an approximately 95% working interest in this heavy oil field located 10 miles south of the town of Lloydminster. Production of 12 ° to 14 ° API heavy crude oil is from the Lloydminster Sandstone Formation, and averaged 1,322 BOE/d (98% oil) in 2009. Harvest drilled 3 gross (1.5 net) horizontal wells in 2009 with total capital expenditures of $3.1 million. Production from the area wells is processed at a central processing facility with solution gas conservation and then trucked to Harvest’s Bellshill Lake pipeline terminal sales point. Future plans include downspacing the pool with additional horizontal wells and assessing the potential impact of water injection for pressure maintenance and enhanced recovery.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Harvest's activities for the year ended December 31, 2009:

Property acquisition costs	($millions)
Proved properties	(62.1)
Undeveloped properties	3.5
Total property acquisition costs	(58.6)
Exploration costs	-
Development costs	182.8
Total Capital Expenditures	124.2

2010 Capital Expenditure Plan

Harvest’s expected total capital spending on its oil and natural gas properties for 2010 is expected to be approximately $ 320 million. The primary areas of focus for Harvest’s capital program during 2010 are the following:

·	Hay River – Expenditures of approximately $28 million to drill 11 producing multi-leg horizontal oil wells and water injection wells as well as upgrading our processing infrastructure

·	Red Earth – Drill 18 gross light oil wells for a net expenditure of $34 million with up to 10 multistage fractured horizontal wells for the Slave Point Formation

·	SE Saskatchewan – Drill 31 gross wells for a total expenditure of $48 million pursuing infill and step out horizontal wells in the Tilston, Souris Valley and Bakken Formations

·	Kindersley, Saskatchewan – Drill 10 multistage fractured horizontal wells into the Viking Formation for a total expenditure of $17 million

·	Lloydminster – Drill 18 gross horizontal wells for a total expenditure of $15 million

·	Various Areas – Expenditures of approximately $51 million to pursue production optimization including pump upsizing, facility debottlenecking and zonal recompletion.

Incremental Exploitation and Development Potential

Management of Harvest Operations has identified numerous development opportunities, many of which provide the potential for capital investment and incremental production beyond that identified in the Reserve Report. Opportunities being considered include:

·	Implementation or optimization of enhanced waterfloods in selected pools such as Hay River and Kindersley resulting in increased production and recovery;

·
Increasing water handling and water disposal capacity at key fields such as Hayter, Suffield and Bellshill Lake to add incremental oil volumes.  This includes additional use of free water knock-outs and additional disposal wells;

·	De-bottlenecking existing fluid handling facilities and surface infrastructure;

·	Optimizing field oil cut management through the shut-in of select wells and increased total fluid from offset higher oil cut wells. Shut-in wells would be available for restart as oil cuts vary;

·	Uphole completions of bypassed or untested reserves in existing wellbores, including recompletion of existing shut-in wells to access undrained reserves;

·	Selected infill and step-out development drilling opportunities for various proven targets generally defined by 3D seismic;

·	Numerous exploratory opportunities defined by seismic from which value might be extracted by sale, Farmout or joint venture;

·
Opportunity to increase recovery factors in established pools using available and evolving enhanced recovery technologies such as Alkaline Surfactant Polymer at Wainwright, carbon dioxide injection at Bashaw and acid gas injection at Hayter;

·
Utilizing multistage fracture technology in horizontal wells to increase oil recovery from tight oil and gas formations at Red Earth (Slave Point Formation), Crossfield (Basal Quartz), Kindersley (Viking), Rimbey (Cardium) and SE Saskatchewan (Bakken).

Marketing Arrangements

Crude Oil and Natural Gas Liquids (NGL’s)

Harvest's crude oil and NGL production is marketed to a diverse portfolio of intermediaries and end users with the majority of contracts on 30 day continuously renewing basis and the NGL contracts on one year terms with both commodities receiving the prevailing monthly market prices. Harvest has a small number of condensate purchase contracts, required for blending heavy oil to meet pipeline specifications, that are a combination of one year and monthly spot contracts both at the prevailing monthly price.

Harvest received an average sales price, excluding the effects of commodity price risk management contracts, of $58.18/bbl for its light and medium crude oil, $52.91/bbl for its heavy crude oil and $45.03/bbl for its NGL’s for the year ending December 31, 2009 compared to $89.72/bbl, $77.22/bbl and $75.16/bbl for the year ending December 31, 2008, respectively.

Natural Gas

Approximately 95% of Harvest's natural gas production is currently being sold at the prevailing daily spot market price in Alberta with the remaining 5% of its production dedicated to aggregator contracts which are also reflective of market prices and are under contract until 2015.

Harvest received an average sales price, excluding the effects of commodity price risk contracts, of $4.29/mcf for its natural gas for the year ending December 31, 2009 compared to $8.60/mcf in 2008.

Additional Information Concerning Abandonment and Reclamation Costs

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which are expected to be incurred by Harvest and for the periods indicated:

Period	Abandonment & Reclamation costs (undiscounted and using a 2% inflation rate) ($000)	Abandonment & Reclamation costs (discounted at 10% using a 2% inflation rate) ($000)

Total as at December 31, 2009	1,281,802	255,170
Anticipated to be paid in 2010	10,907	9,915
Anticipated to be paid in 2011	22,872	18,902
Anticipated to be paid in 2012	14,913	11,204

The number of net wells for which the Independent Reserve Engineering Evaluators estimated that Harvest would incur abandonment and reclamation costs is 4,806.5 wells (Proved plus Probable).

Abandonment costs (excluding salvage values) associated only with wells to which reserves were attributed were deducted by the Independent Reserve Engineering Evaluators in estimating future net revenue in the Reserve Report.  The estimated future undiscounted expense related to facilities, pipelines and no reserve addition wells is 1,082.7 million ($204.9 million discounted at 10%).  The nature of these expenses are not expected to change the anticipated costs for the next three years as they will not be incurred until the end of a field's reserve life profile.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

Average Daily Production Volumes	2009
(before the deduction of royalties)	Q1	Q2	Q3	Q4	Total

Light & Medium Oil (bbls/d) (1)	24,233	24,316	22,793	23,281	23,651
Heavy Oil (bbls/d)	11,141	10,365	10,066	9,491	10,261
Total Oil (bbls/d)	35,374	34,681	32,859	32,772	33,912
NGL (bbls/d)	2,837	2,675	2,648	2,714	2,718

Natural Gas(Mcf/d)	95,421	92,335	89,163	83,610	90,097
Total Daily Production (BOE/d)	54,115	52,745	50,368	49,421	51,646

Total Sales Production	2009
	Q1	Q2	Q3	Q4	Total

Light and Medium Oil (bbls) (1)	2,180,993	2,212,779	2,096,979	2,141,864	8,632,615
Heavy Oil (bbls)	1,002,713	943,238	926,095	873,219	3,745,265
Total Oil (bbls)	3,183,706	3,156,017	3,023,074	3,015,083	12,377,880
NGL (bbls)	255,330	243,425	243,616	249,699	992,070

Natural Gas (Mcf)	8,587,867	8,402,462	8,202,973	7,692,103	32,885,405
Total Production (BOE)	4,870,347	4,799,852	4,633,852	4,546,799	18,850,851

Average Sales Prices Received	2009
	Q1	Q2	Q3	Q4	Total

Light & Medium oil ($/bbl) (1)	40.99	57.54	64.57	70.09	58.18
Heavy Oil ($/bbl)	37.16	55.12	58.57	62.62	52.91
Total Oil ($/bbl)	39.78	56.82	62.73	67.93	56.59

Natural Gas ($/Mcf)	41.22	42.26	44.71	51.95	45.03
NGL ($/bbl)	5.33	3.87	3.22	4.76	4.29
Total BOE ($/BOE)	37.56	46.28	48.97	55.94	47.02

Royalties Paid	2009
	Q1	Q2	Q3	Q4	Total

Light & Medium Oil ($000) (1)	11,666	17,972	21,085	27,817	78,540
Heavy Oil ($000)	4,353	6,972	9,759	7,091	28,175
Natural gas & NGL's ($000)	8,510	3,255	4,950	5,430	22,145
Total BOE ($000)	24,529	28,199	35,794	40,338	128,860

Light & Medium Oil ($/bbl) (1)	5.35	8.12	10.05	12.99	9.10
Heavy Oil ($/bbl)	4.34	7.39	10.54	8.12	7.52
Natural gas & NGL's ($/BOE)	5.05	1.98	3.07	3.55	3.42
Total BOE ($/BOE)	5.04	5.88	7.72	8.87	6.84

Operating Expenses (2)	2009
	Q1	Q2	Q3	Q4	Total

Light & Medium Oil ($000) (1)	39,937	32,413	31,663	32,013	136,026
Heavy Oil ($000)	14,725	12,211	12,459	12,623	52,018
Natural gas & NGL's ($000)	20,673	16,693	16,208	17,057	70,631
Total BOE ($000)	75,335	61,317	60,330	61,693	258,675

Light & Medium Oil ($/bbl) (1)	18.31	14.65	15.10	14.95	15.76
Heavy Oil ($/bbl)	14.69	12.95	13.45	14.46	13.89
Natural gas & NGL's ($/BOE)	12.26	10.15	10.06	11.14	10.91
Total BOE ($/BOE)	15.47	12.77	13.02	13.57	13.72

Netback Received (3)	2009
	Q1	Q2	Q3	Q4	Total

Light & Medium Oil ($/bbl) (1)	17.33	34.77	39.42	42.15	33.32
Heavy Oil ($/bbl)	18.13	34.78	34.58	40.04	31.50
Natural gas & NGL's ($/BOE)	16.07	13.91	10.03	17.68	14.37
Total BOE ($/BOE)	17.05	27.63	28.23	33.50	26.46

Notes:

(1)
Medium oil production includes production from our Hay River property.  The crude oil from this property has an average API of 24 [o] (medium grade); however, it benefits from a heavy oil royalty regime and therefore, would be classified as heavy oil according to NI 51-101.

(2)	Before gains or losses on commodity derivatives.
(3)	Netbacks are calculated by subtracting royalties and operating expenses before gains or losses on commodity derivatives and transportation expenses.

Potential Acquisitions

Harvest continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program.  Harvest is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  Except as otherwise disclosed herein, of the date hereof, Harvest has not reached an agreement on the price or terms of any potential material acquisitions and cannot predict whether any current or future opportunities will result in one or more acquisitions for Harvest.

Tax Horizon

In our structure, taxable income from the Operating Subsidiaries is transferred to the Trust on an annual basis and taxable income of the Trust was transferred to our Unitholders with the payment of distributions.  The transfer of taxable income from the Operating Subsidiaries was primarily accomplished with the payment of the various net profits interests and the interest on the unsecured debt obligations owing to the Trust which are both deductible by the Operating Subsidiaries for income tax purposes.  No material income taxes were paid by either the Trust or its subsidiaries in 2009. See "Risk Factors – Risks Related to Harvest’s Structure - Re-assessment of Prior Years’ Income Tax Returns."

Harvest is expected to convert to a corporate structure in 2010.  Harvest currently has $3 billion of tax pools to shelter its taxable income.  Harvest anticipates that there will be no income tax liability payable prior to 2013.  Harvest’s future capital spending will further delay the tax horizon while a strengthening of commodity prices beyond that anticipated by the forward curve would result in tax pools being utilized earlier and the tax horizon accelerated.  However, providing guidance on the timing of future cash income taxes is difficult in an industry with highly volatile commodity prices and significant fluctuations in the level of capital spending, both of which impact the tax horizon.

Environment, Health and Safety Policies and Practices

Harvest continues to maintain its Platinum-level status in the Canadian Association of Petroleum Producers’ (CAPP) Stewardship program. In 2009, Harvest was an active member of the CAPP Stewardship Redesign Committee making important contributions to this collaborated industry effort that has resulted in more meaningful stewardship benchmarks and metrics. The Stewardship reporting framework focuses on continuous improvement, Environment, Health and Safety (EH&S) management systems and reporting of environmental, health, safety and social performance.

Harvest continues to evolve and develop the existing environmental, health and safety management system as a means for mitigating the risk to our personnel, assets, the environment and the public. In 2009, updates to the EH&S management system included revisions to the existing system and the addition of key safe work practices, the medium for the delivery of the EH&S program manual hard copy to electronic and the formalization of contractor selection, engagement and safety performance tracking.

Harvest’s Upstream Manager of Environment, Health and Safety is responsible for monitoring regulatory requirements and when required, implementing appropriate compliance procedures and causing our operations practices to be carried out in accordance with the applicable environmental requirements with adequate safety precautions. At the conclusion of 2009 Harvest had implemented its Fugitive Emissions Program in accordance with the requirements set forth by the regulatory agencies.

In 2009, Harvest spent $7 million on the management and retirement of environmental liabilities. This work included: the restoration of recent and historic spill sites; the assessment, monitoring and remediation of sites with identified environmental impacts; and the reclamation of abandoned well sites and unused access roads. In 2009, Harvest had 268 active (operated) reclamation sites and 25 of these sites were submitted to regulators for reclamation certification. In 2010, it is expected that Harvest will have 300 active reclamation sites and will submit approximately 40 for reclamation certification.

Impact of Volatility in Commodity Prices

Harvest's operational results and financial condition will be dependent on the prices received for petroleum and natural gas production.  Petroleum and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, which are influenced by weather and general economic conditions.  Any decline in petroleum and natural gas prices could have an adverse effect on Harvest's financial condition.  Harvest mitigates such price risk through closely monitoring the various commodity markets and establishing commodity price risk management programs, as deemed necessary, to provide stability to its cash flows.

A summary of financial and physical contracts in respect of price risk management activities can be found in Note 20 to Harvest's consolidated financial statements for the year ended December 31, 2009 and under the heading "Cash Flow Risk Management" in Harvest's management’s discussion and analysis for the year ended December 31, 2009, both of which are filed on SEDAR at www.sedar.com.  Both Note 20 of Harvest's audited consolidated financial statements for the year ended December 31, 2009 and the "Risk Management, Financing and Other" discussion in Harvest's management’s discussion and analysis for the year ended December 31, 2009 are incorporated herein by reference.

Industry Conditions

The petroleum and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of petroleum and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the petroleum and gas industry. It is not expected that any of these controls or regulations will affect Harvest's operations in a manner materially different than they would affect other petroleum and natural gas entities of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the petroleum and natural gas industry.

Pricing and Marketing – Petroleum, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan, petroleum, natural gas and associated products are generally sold at market index based prices.  These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and location differentials.  While these indices tend to track industry reference prices (i.e. West Texas Intermediate crude oil at Cushing, Oklahoma or natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances.  These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The producers of crude oil are entitled to negotiate sales contracts directly with purchasers, with the result that the market determines the price of crude oil. Crude oil prices are primarily based on worldwide supply and demand.  The specific price depends in part on quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Crude oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such exports has been obtained from the National Energy Board of Canada (the " NEB"). Any crude oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m 3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, pipeline capacity is an important consideration and may impact the oil and natural gas industry by limiting the ability to export oil and natural gas.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties.  Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are from time to time carved out of the Working Interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time, the federal and provincial governments in Canada have established incentive programs which have included royalty rate reductions (including for specific wells), royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.  However, the trend in recent years has been to eliminate these types of programs in favour of long term programs which enhance predictability for producers. If applicable, oil and natural gas royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments.

Alberta

The Government of Alberta (the “Government”) implemented its New Royalty Framework (the “NRF”) effective January 1, 2009.  Conventional oil royalties are set by a single sliding rate formula containing separate elements that account for oil price and well production, with royalty rates ranging up to 50% and rates capped when oil prices reach $120 Cdn per barrel.  Natural gas royalties are also set by a single sliding rate formula, with royalty rates ranging from 5% to 50% and rates capped when natural gas prices reach $17.50 Cdn/MMBtu.  Oil sands base royalty rates start at 1%, and increase for every dollar when oil is priced above $55 per barrel to a maximum of 9% when oil prices reach $120 Cdn per barrel.  Once the oil sands project has recovered specified allowed costs, the royalty rate will range from 25% to 40%.

In November 2008, the Government announced that companies drilling new natural gas and conventional oil wells at depths between 1,000 and 3,500 metres, which are spudded between November 19, 2008 and December 31, 2013, will have a one-time option of selecting new transitional royalty rates or new royalty framework rates.  The transition option provides lower royalties in the initial years of a well's life.  For example, under the transition option, royalty rates for natural gas wells will range from 5% to 30%.  The election must be made prior to the end of the first calendar month in which the leased substance is produced.

The Deep Oil Exploration Program ("DOEP") and the Natural Gas Deep Drilling Program ("NGDDP") are new programs that began January 1, 2009.  These programs provide upfront royalty adjustments to new wells.  To qualify for such royalty adjustments under the DOEP, exploration wells must have a vertical depth greater than 2,000 metres with a Crown interest and must be spudded after January 1, 2009.  These oil wells qualify for a royalty exemption on either the first $1 million of royalty or the first 12 months of production.  The NGDDP applies to wells producing at a true vertical depth greater than 2,500 metres.  The NGDDP will have an escalating royalty credit in line with progressively deeper wells from $625 per metre to a maximum of $3,750 per metre.  There are additional benefits for the deepest wells.  Both the DOEP and the NGDDP are five year programs.  Any wells spud after December 31, 2013, or any wells that choose the transition option, will not qualify under either program.  No royalty adjustments will be granted under either the DOEP or the NGDDP after December 31, 2018.

On March 3, 2009, the Government of Alberta announced a new three-point stimulus plan.  On June 25, 2009 the Government extended the first two points by one year to March 2011:

·
Drilling royalty credit for new conventional oil and natural gas wells – effective for wells spud on or after April 1, 2009, this two-year program will provide a $200 per-metre-drilled royalty credit, with the maximum credit determined on a sliding scale based on the individual company’s total Alberta-based 2008 Crown oil and gas production.

·
Royalty rate cap for new conventional oil and natural gas wells – effective April 1, 2009, this program will provide a maximum 5% royalty rate for the first 12 months of production, to a maximum of 50,000 barrels of oil or 500 million cubic feet of natural gas per well, to all new wells that begin producing conventional oil or natural gas between April 1, 2009 and March 31, 2011.

·
Abandonment and reclamation fund – the province will provide $30 million to be invested by the Orphan Well Association to abandon and reclaim old well sites where there is no legally responsible or financially able party available.

On March 11, 2010, the Alberta Government announced its intention to adjust royalty rates effective January 1st, 2011.  This adjustment includes making the current incentive program royalty rate of 5% on new natural gas and conventional oil wells a permanent feature of the royalty system with current time and volume limits.  The maximum royalty rate will be reduced from the current levels of 50% to 40% for conventional oil and to 36% for natural gas. The transitional royalty framework for oil and gas will continue until December 31, 2013 as announced and no new wells will be allowed to select transitional royalty rates effective January 1, 2011; wells that have selected the transitional royalty rates will be allowed to switch to the new rates effective January 1, 2011.  All royalty curves will be finalized and announced by May 31, 2010.  The implementation of the royalty adjustments is subject to certain risks and uncertainties, including changes to existing legislation and the regulation and development of proprietary software to support the calculation and collection of royalties.  Certain proposed changes may require further consultation and there may be modifications introduced prior to implementation of the royalty adjustments on January 1, 2011.

Saskatchewan

Crown natural gas royalty rates are sensitive to the individual productivity of each well.  The rates are applied to the respective portions of each classification of gas ("fourth tier gas", "third tier gas", "new gas" and "old gas") produced from a well.

Each month, the royalty rates are adjusted based on the level of the Provincial Average Gas Price ("PGP") established by the Province monthly.  The PGP represents the weighted average fieldgate price (expressed in $/103m3) received by producers during the month for the sale of all gas subject to royalty.  Crown royalty of the production volume is calculated on each individual well using the applicable royalty rate to the volume of gas produced by each well on a monthly basis.  The operator must elect to use either the PGP or the Operator Average Gas Price ("OGP") for purposes of valuing the Crown's royalty share of the production volume from each well.  The OGP is determined each month by the operator and represents the weighted average fieldgate price ($/103m3) received by the operator for sales of gas during the month.  The Crown royalty share is calculated by multiplying the Crown royalty volume determined for each well by the wellhead value of the gas for the month.

Crown royalty rates for conventional oil are sensitive to the individual productivity of each well and the type of oil produced from the well.  Each month, royalty rates are adjusted based on the level of the reference price established by the Province for each type of oil.  For Crown royalty purposes, crude oil is classified as "heavy oil", "southwest designed oil" or "non-heavy oil other than southwest designated oil".  There are separate reference prices established for each type of oil which represent the average wellhead price (in $/m3) received by producers during the month for sales of that oil type in Saskatchewan.

The Crown royalty share of production volume is calculated on each individual well using the applicable royalty rate to the volume of oil produced from the well each month.  The Crown royalty share is calculated by multiplying the Crown royalty volume determined for each well by the wellhead value of the oil for the month.  A separate cost sensitive royalty structure applies to incremental production from enhanced oil recovery projects, which incorporates lower royalty and freehold production tax rates before the project reaches payout of investment and operating expenditures.

Saskatchewan has introduced a new orphan oil and gas well and facility program, solely funded by oil and gas companies to cover the cost of cleaning up abandoned wells and facilities where the owner cannot be located or has gone out of business.  The program is composed of a security deposit, based upon a formula considering assets of the well and the facility licensee against the estimated cost of decommissioning the well and facility once it is no longer producing, and an annual levy assessed to each licensee.

British Columbia

The British Columbia natural gas royalty regime is price-sensitive, using a "select price" as a parameter in the royalty rate formula.  When the reference price, being the greater of the producer price or the Crown set posted minimum price ("PMP"), is below the select price, the royalty rate is fixed.  The rate increases as prices increase above the select price.  The Government of British Columbia determines the producer prices by averaging the actual selling prices for gas sales with shared characteristics for each company minus applicable costs.  If this price is below the PMP, the PMP will be the price of the gas for royalty purposes.

Natural gas is classified as either "conservation gas" or "non-conservation gas".  There are three royalty categories applicable to non-conservation gas, which are dependent on the date on which title was acquired from the Crown and on the date on which the well was drilled.  The base royalty rate for non-conservation gas ranges from 9% to 15%.  A lower base royalty rate of 8% is applied to conservation gas.  However, the royalty rate may be reduced for low productivity wells.

The royalty regime for oil is dependent on age and production.  Oil is classified as "old", "new" or "third tier" and a separate formula is used to determine the royalty rate depending on the classification.  The rates are further varied depending on production.  Lower royalty rates apply to low productivity wells and third tier oil to reflect the increased cost of exploration and extraction.  There is no minimum royalty rate for oil.

In May 2008, the Government of British Columbia introduced the Net Profit Royalty Program to stimulate development of high risk and high cost natural gas and oil resources in British Columbia that are not economic under other royalty programs. The program allows for the calculation of royalties based on the net profits of a particular project and is governed under the Net Profit Royalty Regulation, which came into effect in May 2008.

On August 6, 2009, the Province of British Columbia announced an Oil and Gas Stimulus package providing for:

·	A one-year, two per cent royalty rate for all natural gas wells drilled in a 10 month window (September 2009 - June 2010).
·	An increase of 15 per cent in the existing royalty deductions for natural gas deep drilling.
·	Qualification of horizontal wells drilled between 1,900 and 2,300 metres into the Deep Royalty Credit Program.
An additional $50 million was allocated in the fall of 2009 for the Infrastructure Royalty Credit Program to  stimulate investment in oil and gas roads and pipelines.

Land Tenure

Crude oil and natural gas located in western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from 2 years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of provincial and federal legislation.  Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations.  In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

In Alberta, environmental compliance is governed by the Alberta Environmental Protection and Enhancement Act.  In British Columbia, environmental compliance is governed by the Environmental Assessment Act and in Saskatchewan by the Environmental Assessment Act.

Canada is a signatory to the United Nations Framework Convention on Climate Change.  The Canadian federal government previously released the Regulatory Framework for Air Emissions, updated March 10, 2008 entitled Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions (collectively, the "Regulatory Framework"), for regulating greenhouse gas ("GHG") emissions by proposing mandatory emissions intensity reduction obligations on a sector by sector basis.  Legislation to implement the Regulatory Framework had been expected to be put in place this year, but the federal government has delayed the release of any such legislation and potential federal requirements in respect of GHG emissions are unclear.  On January 30, 2010, the Canadian federal government announced its new target to reduce overall Canadian GHG emissions by 17% below 2005 levels by 2020, from the previous target of 20% from 2006 levels by 2020, to align itself with U.S. policy.  In 2009, the Canadian federal government announced its commitment to work with the provincial governments to implement a North American-wide cap and trade system for GHG emissions, in cooperation with the United States.  Canada would have its own cap-and-trade market for Canadian-specific industrial sectors that could be integrated into a North American market for carbon permits.

The Canadian federal government currently proposes to enter into equivalency agreements with provinces to establish a consistent regulatory regime for GHGs, but the success of any such plan is uncertain, possibly leaving overlapping levels of regulation. It is uncertain whether either federal GHG regulations or an integrated North American cap and trade system will or will not be implemented, or what obligations might be imposed under any such system.

As the details of the implementation of any federal legislation for GHGs have not been announced, the effect on Harvest's operations cannot be determined at this time.

Alberta regulates GHG emissions under the Climate Change and Emissions Management Act, the Specified Gas Reporting Regulation (the "SGRR"), which imposes GHG emissions reporting requirements, and the Specified Gas Emitters Regulation (the "SGER") which imposes GHG emissions limits. Under the SGRR, Harvest must report if it has GHG emissions of 100,000 tonnes or more from a facility in any year. Under the SGER, GHG emission limits apply once a facility has direct GHG emissions in a year of 100,000 tonnes or more. Under the SGER, any facility coming into commercial production after 2000 will be considered a new facility and will be required to reduce its emission intensity (e.g. tonnes of GHGs emitted per unit of production) by 2% per year beginning in its fourth year of commercial operation.  The SGER permits Harvest to meet the applicable emission limits by making emissions intensity improvements at facilities, offsetting GHG emissions by purchasing offset credits or emission performance credits in the open market, or acquiring 'fund credits' by making payments of $15/per tonne to the Alberta Climate Change and Management Fund. The Alberta government recently announced its intention to raise the price of fund credits and increase the required reductions in GHG emissions intensity to unspecified levels.  In addition, Alberta facilities must currently report emissions of industrial air pollutants and comply with obligations imposed in permits and under environmental regulations.

The Province of British Columbia intends to reduce its GHG emissions to 33% below 2007 levels by 2020 and has set interim targets of 6% below 2007 levels by 2012 and 18% below 2007 levels by 2016 and, accordingly, has implemented the Greenhouse Gas Reduction Targets Act.  The Crown is obligated to report every second year on the amount of reductions achieved in the province, although there is no mechanism in place to measure compliance nor is there any consequence for failing to reach the target.  A carbon tax was implemented on the purchase or use of fossil fuels within the Province of British Columbia, starting at $10/ton on July 1, 2008 and rising by $5 per year to $30/ton in 2012.  Fuel sellers are required to pay a security equal to the tax payable on the final sale to end purchasers, and end purchasers are required to pay the tax.  Fuel sellers collect carbon tax at the time fuel is sold at retail to the end purchaser.  Carbon capture and storage is required for all new coal-fired electricity generation facilities and a 0.4% levy tax has been implemented at the consumer level on electricity, natural gas, grid propane and heating oil that goes towards establishing the Innovative Clean Energy Fund.

On May 11, 2009, the Province of Saskatchewan introduced Bill 95 an Act Respecting the Management and Reduction of Greenhouse Gases and Adaptation to Climate Change.  The new legislation will establish a provincial plan for reducing GHG emissions to meet provincial targets and promote investments in low-carbon technologies.  The Province has indicated that it intends to enter into an equivalency agreement with the federal government to achieve equivalent environmental outcomes under provincial regulation.

In 2009, following the United Nations Climate Change Conference (the “Copenhagen Summit”)  Canada committed to reducing its greenhouse gas emissions by 17% below 2005 levels by 2020. However, the Federal government has not indicated how it will achieve the greenhouse gas reductions.

DOWNSTREAM BUSINESS

Harvest’s downstream business, operating under the North Atlantic trade name, is composed of a medium gravity sour crude oil hydrocracking refinery with a 115,000 barrels per stream day nameplate capacity, and a marketing division with 64 gasoline outlets, a retail heating fuels business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador. The daily sales volume of our retail and wholesale marketing division averages over 14,000 barrels, representing approximately 43% of the Newfoundland market.

Brief History

The construction of the Refinery commenced in 1971 with the crude oil distillation unit commissioned in late 1973 and most other process units in 1974.  The Refinery was shut down two years later as the owner filed for bankruptcy protection during the oil price shock.  In 1980, Petro-Canada purchased the Refinery but did not operate it, and in late 1986, sold the Refinery to a third-party private company.  From 1986 through 1994, the new owner invested approximately $132 million in the Refinery including the construction of a new hydrogen unit.  On April 24, 1994, the Refinery experienced a fire at the vacuum tower and, as a consequence, the entire facility was again shut down as the owner was unable to finance the restoration of the Refinery.

The Vitol Refining Group B.V. (“ Vitol Group”) acquired the Refinery in August 1994 and commenced a major restoration and successfully recommissioned the Refinery in late 1994.  More than US$400 million was invested to maintain, upgrade and expand the facility prior to our acquisition of the Refinery on October 19, 2006.  These investments significantly improved the Refinery's operating performance in terms of refinery throughput, reliability, saleable yield, product quality, safety and environmental performance.

In 2009, the Refinery averaged 83,939 bbls/d, down from 103,497 bbls/d in the prior year. A major planned turnaround was successfully completed during the second quarter, expanding our hydrocracking capacity by an additional 1,000 barrels per stream-day.  Operations in the third quarter resulted in throughputs similar to the first quarter; however, margins were considerably reduced.  Fourth quarter margins were also weak and North Atlantic took advantage of this to reduce throughputs and complete maintenance activities.

Overview of Refinery Operations

The Refinery's crude oil and other feedstocks are waterborne cargos originating primarily from Iraq, Russia and Venezuela.  The Refinery produces high quality gasoline, ultra low sulphur diesel, jet fuel, and furnace oil, and high sulphur fuel oil (" HSFO").  Approximately 10% of our refined products are sold in the Province of Newfoundland and Labrador while approximately 90% are export cargos sold in U.S. east coast markets, such as Boston, New York City, and Europe or farther abroad when economics justify the increased shipping charges.  The Refinery enjoys a significant transportation advantage as a result of its ice-free, deep water docking facility and it has approximately seven million barrels of tankage, including six 575,000 barrel crude tanks enabling the receipt of crude oil transported on very large crude carriers which typically result in significantly lower per barrel transportation charges.  North Atlantic’s dock facilities are used for off-loading refinery feedstocks and for loading refined products.  The dock facilities handle approximately 220 vessels each year with North Atlantic owning and operating two tugboats to assist with berthing and unberthing tankers.

The following map illustrates the refinery’s proximity to the key Atlantic crude oil and product shipping lanes.

Refinery Feedstock

Crude oil and other feedstocks are delivered to the Refinery via waterborne cargos. Typically, there are approximately 20 days of crude oil feedstock in tankage at the Refinery to mitigate the effects of any supply disruptions.  Over the past three years, the country of origin of the feedstock has been as follows:

	2009	2008	2007
	(Mbbls)	(Mbbls)	(Mbbls)

Iraq	18,098	21,218	23,230
Venezuela	4,690	7,102	5,180
Russia	5,816	5,973	3,367
Other	2,033	3,586	4,218
Total Feedstock	30,637	37,879	35,995
As % of nameplate capacity	73%	90%	86%

Refined Products

Over the past three years, the Refinery has produced the following refined products:

	2009	2008	2007
	(Mbbls)	(Mbbls)	(Mbbls)

Gasoline products	10,499	12,068	11,515
Distillate products	12,196	15,668	14,406
High sulphur fuel oil( "HSFO")	7,538	9,952	9,843

Total Products	30,233	37,688	35,764
Total Liquid Yield (as a % of feedstock)	99%	100%	99%

Refinery Processing

The following is a simplified schematic of the primary process flow of the Refinery.

Operations Reliability

Improving the reliability of the Refinery has been a major focus with significant capital expenditures and a change in maintenance philosophy.  Our maintenance philosophy has evolved to one that emphasizes long term solutions to reliability issues through the conduct of rigorous analysis regarding the root cause of reliability issues.  Of particular note, we have developed an advanced Equipment Integrity Program whereby remaining equipment life calculations are utilized to determine equipment turnaround schedules and with the intent that equipment is repaired or replaced before failure occurs.

Supply and Offtake Agreement

Concurrent with the acquisition of North Atlantic by Harvest in 2006, North Atlantic entered into a Supply and Offtake Agreement (the “ SOA”) with Vitol Refining S.A. (" Vitol"), and this agreement was amended and extended October 12, 2009; effective November 1, 2009.  The SOA provides that the ownership of substantially all crude oil and other feedstocks and refined product inventories at the Refinery be retained by Vitol and that Vitol be granted the exclusive right and obligation to provide crude oil feedstock and other feedstocks for delivery to the Refinery as well as the exclusive right and obligation to purchase virtually all refined products produced by the Refinery for export.  The SOA also provides that Vitol will receive a time value of money amount (the " TVM") reflecting the cost of financing the working capital associated with the purchase of crude oil and other feedstocks and sale of refined products, as the SOA requires that Vitol retain ownership of the crude oil and other feedstocks until delivered through the inlet flange to the Refinery as well as immediately take title to the refined products as they are delivered by the Refinery through the inlet flange to designated storage tanks.  Further, the SOA provides North Atlantic with the opportunity to share the incremental profits and losses resulting from the sale of products beyond the U.S. east coast markets.

Pursuant to the SOA, we, in consultation with Vitol, request a certain slate of crude oil and other feedstocks and Vitol is obligated to provide the feedstocks in accordance with the request.  The SOA includes a feedstock transfer pricing formula that aggregates the pricing for the feedstocks purchased as correlated to published future contract settlement prices, the cost of transportation from the source of supply to the Refinery and the settlement cost or proceeds for related operational price risk management contracts plus a marketing fee.  The purpose of these operational price risk management contracts is to convert the fixed price of crude oil and other feedstock purchases to floating prices for the period from the purchase date through to the date the refined products are sold to North Atlantic to allow "matching" of feedstock purchases to refined product sales, thereby mitigating the gross margin risk between the time feedstocks are purchased and the time refined products are sold.

The SOA requires that Vitol purchase and lift all refined products produced by the Refinery, except for certain excluded refined products to be marketed by North Atlantic in the local Newfoundland market, and provides a product purchase pricing formula that aggregates a price based on the current Boston and New York City markets less the costs of transportation, insurance, port fees, inspection charges and similar costs incurred by Vitol, plus the TVM component.

The SOA is effective until November 1, 2011 and may be terminated by either party at any time thereafter by providing notice of termination no later than six months prior to the desired termination date or if the Refinery is sold in an arm’s length transaction, upon 30 days notice prior to the desired termination date.  Further, the SOA may be terminated upon the continuation for more than 180 days of a delay in performance due to force majeure but prior to the recommencing of performance.  Upon termination of the entire agreement or the right and obligation to provide feedstocks, North Atlantic will be required to purchase the related feedstocks and refined product inventories, respectively, at the prevailing market prices.

Vitol is an indirect wholly-owned subsidiary of the Vitol Group, a privately owned worldwide marketer of crude oil providing oil trading and marketing services to upstream producers through to downstream retailers of petroleum products. The Vitol Group is one of the largest independent gasoline traders in the world.  With headquarters in Rotterdam, the Netherlands and Geneva Switzerland, with trading entities in Houston, London, Bahrain and Singapore the Vitol Group has 24 hour coverage of all the world's oil markets.  In the crude oil sector, the Vitol Group has developed a worldwide reputation as a reliable business partner.

Marketing Division

Our marketing division (the " Marketing Division") is headquartered in St. John's, Newfoundland and is composed of five business segments: retail gasoline, retail heating fuels, commercial, wholesale and bunkers.   Since 2001, the sales price of residential home heating fuels and automotive gasoline and diesel fuel sold for consumption within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Product Act (Newfoundland), administered by the Public Utilities Board.  Under this act, the Pricing Commissioner has the authority to set the maximum wholesale and retail prices that a wholesaler and a retailer may charge and to determine the minimum and maximum mark-up between the wholesale price to the retailer and the retail price to the consumer in the Province of Newfoundland and Labrador.  The wholesale and retail prices of petroleum products are adjusted weekly based on the New York Harbour benchmark price for these products.

Retail Gasoline Business

Our retail gasoline business operates 61 retail gasoline stations and 3 commercial cardlock locations with 38 locations branded as "North Atlantic" and 15 locations branded as "Home Town" (a secondary brand for small market areas) with the remaining 11 locations unbranded.  Most locations include a convenience store which is independently operated.  In 2009, the volume of gasoline sold at these retail locations represented a market share of approximately 20% of the Newfoundland market.  The major competitors in the Newfoundland market are Irving Oil, Imperial Oil and Ultramar.

Retail Heating Fuels Business

Our retail heating fuels business delivers furnace oil and propane to approximately 20,000 residential heating and commercial customers throughout Newfoundland with about 75% of the demand for furnace oil, 23% for propane and 1% for kerosene

Commercial Business

North Atlantic delivers distillates, jet fuel, propane and No. 6 fuel oil to commercial heating, marine, aviation, trucking and construction industries from seven storage terminals.

Wholesale Business

North Atlantic provides distillates, jet fuel and propane to a number of wholesale customers from both its wharf and truck rack facilities.

Bunker Business

North Atlantic sells bunkers to crude oil and refined product vessels at its wharf facilities.

Employees and Labour Relations

Our downstream operations have approximately 450 full-time employees of which 67% are unionized and approximately 72 part-time employees of which 97% are unionized and represented by the United Steel Workers of America in four collective bargaining agreements.  North Atlantic has had a history of good relations with its union which is evidenced by the lack of any work stoppage at the Refinery.  Three of these collective bargaining agreements have a three year term ending December 2010 and the fourth expires March 2010.  See " Risk Factors".

We maintain a number of benefit programs for our employees including basic life insurance and accidental death and dismemberment insurance, extended healthcare and dental coverage, as well as a defined benefit and defined contribution pension plans and we provide certain post retirement health care benefits which cover substantially all employees and their surviving spouses.  At December 31, 2009, the pension plan and other benefit plan obligations exceeded the pension plan and other benefit plan funding by approximately $17.5  million.  For additional information, refer to Note 19 in our audited consolidated financial statements for the year ended December 31, 2009 filed on SEDAR at www.sedar.com.

Environment, Health and Safety Policies and Practices

Our downstream business has an active and comprehensive Integrated Management System to promote the integration of safety, health and environmental awareness into our refinery and related businesses.  The Refinery is continuing to benefit from previous Workplace Health, Safety and Compensation Commission audits and claims history with workers' compensation assessment rates reduced again for the seventh consecutive year.  In 2009, the Refinery was in compliance with Provincial Air Quality and Federal Effluent Regulations.

Industry Conditions

The petroleum refining industry is subject to extensive controls and regulations governing its operations (including marine transportation, product specifications, refining emissions and market pricing) imposed by legislation enacted by various levels of government all of which should be carefully considered by investors. It is not expected that any of these controls or regulations will affect our downstream operations in a manner materially different than they would affect other petroleum refining entities of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted.

An oil refinery is a manufacturing facility that uses crude oil and other feedstocks as a raw material and produces a variety of refined products.  The actual mix of refined products from a particular refinery varies according to the refinery's processing units, the specific refining process utilized and the nature of the feedstocks.  The refinery processing units generally perform one of three functions: the different types of hydrocarbons in crude oil are separated, the separated hydrocarbons are converted into more desirable or higher value products, or chemicals treat the products to remove unwanted elements and components such as sulphur, nitrogen and metals.  Refined products are typically differing grades of gasoline, diesel fuel, jet fuel, furnace oil and heavier fuel oil.

Refining is primarily a margin based business in which the feedstocks and the refined products are commodities.  Both crude oil and refined products in each regional market react to a different set of supply/demand and transportation pressures and refiners must balance a number of competing factors in deciding what type of crude oil to process, what kind of equipment to invest in and what range of products to manufacture.  As most refinery operating costs are relatively fixed, the goal is to maximize the yield of high value refined products and to minimize crude oil and other feedstock costs.  The value and yield of refined products are a function of the refinery equipment and the characteristics of the crude oil feedstock while the cost of feedstock depends on the type of crude oil.  The refining industry depends on its ability to earn an acceptable rate of return in its marketplace where prices are set by international as well as local markets.

Demand for refined oil products has significantly increased in recent years due to the industrialization of countries such as China, India and Brazil.  Demand for gasoline and diesel continues to rise due to rising transportation usage.  In the United States, demand for gasoline continues to be volatile, the diesel demand continues to strengthen in Europe; diesel demand continues to outgrow its production capability.  Over the long term, refining margins and crude oil prices are typically correlated as both are driven by the demand for refined petroleum products.

Global investment in refining capacity has been restrained as weak refining margins have not supported investment in either capacity increases at existing refineries or the construction of new refineries.

In addition to the global tightening of the refined product supply/demand balance, global crude oil supply has become heavier and higher in sulphur content.  The incremental production from most OPEC countries and many other export producers has tended to be sour crude, containing more sulphur, while incremental crude oil production from Canada, Venezuela and Mexico has been both heavy and sour.  Because global refining capacity is largely configured to process the higher gravity and lower sulphur crude oil, lower gravity and more-sour crude oil has increasingly been sold at a discount to the lighter and sweeter crude oil.  At the same time, refiners have turned to lighter and sweeter crude oil as feedstocks to meet the lower sulphur fuel specifications in North America and Europe resulting in a greater discount for sour crude oil.  Notwithstanding the widening quality differentials, the higher prices paid for all crude oil has accelerated the development of heavier gravity and higher sulphur crude oil production.

As presented in the following graph, a moderate creep in refinery capacity has not kept pace with the demand for crude oil resulting in the spare refining capacity tightening from over 15% in 1987 to 5% in 2008. Source: Energy Information Administration

Relative to the U.S. import of refined products, the European refined product markets over the past ten years have been characterized as an ever increasing import of distillates (primarily low sulphur diesel) and an increase in the export of gasoline products. Typically, the North American motor fuels market is dominated by gasoline and to a lesser extent diesel, whereas the European motor fuels market is predominately diesel fuel. Source: Energy Information Administration

RISK FACTORS

Both Harvest's upstream operations and its downstream operations are conducted in the same business environment as most other operators in the respective businesses.  However, the Harvest Energy Trust structure is significantly different than that of a traditional corporation with share capital and there are certain unique business risks of Harvest's structure.  We have segregated Harvest's business risks into those generally applicable to upstream operators as well as downstream operators and those applicable to Harvest's organizational structure.

The following is a summary of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Risks Related to Harvest's Upstream Operations

Volatility of Commodity Prices and Foreign Exchange Risk

Harvest’s cash flow from its upstream operations is dependent on the prices received from the sale of petroleum, natural gas and natural gas liquids production.  Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of Harvest Operations or the Trust.  Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate.  A decline in petroleum and/or natural gas prices or an increase in the Canadian/US currency exchange rate could have a material adverse effect on Harvest's cash from operating activities and financial condition as well as funds available for the development of its petroleum and natural gas reserves.  From time to time, Harvest Operations may manage the risk of changes in commodity prices and currency exchange rates by entering into commodity price risk management contracts and/or currency exchange contracts.  To the extent that Harvest engages in risk management activities related to commodity prices and currency exchange rates, it will be subject to counterparty risk.

Crude Oil Differentials

At the end of 2009, Harvest's production was approximately 51% light and medium gravity crude oil, 20% heavy oil and 29% natural gas.  Processing and refining heavy oil is more expensive than processing and refining light oil and accordingly, producers of heavy oil receive lower prices for their production.  The differential between light oil and heavy oil has fluctuated widely during recent years and when compounded with the fluctuations in the benchmark prices for light oil, the result is a substantial increase in the volatility of heavy oil prices.  An increase in the heavy oil differential usually results in Harvest receiving lower prices for its heavy oil and could have a material adverse effect on Harvest’s cash from operating activities and financial condition as well as funds available for the development of its petroleum and natural gas reserves.  The heavy oil price differential is normally the result of the seasonal supply and demand for heavy oil, pipeline constraints and heavy oil processing capacity of refineries, all of which are beyond the control of Harvest Operations.

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected and/or dangerous conditions resulting in damage to Harvest Operation's assets and potentially assets of third parties.  Harvest Operations employs prudent risk management practices and maintains liability insurance in amounts consistent with industry standards.  In addition, business interruption insurance has been purchased for selected facilities.  The Trust's Operating Subsidiaries may become liable for damages arising from such events against which it cannot insure or which it may elect not to insure.  Costs incurred to repair such damage or pay such liabilities will reduce Harvest's cash flow.

Continuing production from a property and to a certain extent, the marketing of production there from, are largely dependent upon the capabilities of the operator of the property.  To the extent the operator fails to perform its duties properly, production may be reduced and proceeds from the sale of production from properties operated by third parties may be negatively impacted.  Although Harvest Operations operates the majority of its Properties, there is no guarantee that it will remain operator of such Properties or that it will operate other Properties that may be acquired.

A portion of Harvest's operating expenses are electrical power costs.  Since deregulation of the electrical power system in Alberta, electrical power prices have been set by the market based on supply and demand and recently, electrical power prices in Alberta have been volatile. To mitigate its exposure to the volatility in electrical power prices, Harvest Operations may enter into fixed priced forward purchase contracts for a portion of its electrical power consumption in Alberta.  In respect of its operations in Saskatchewan, the Saskatchewan power system is regulated and as such, electrical power costs are not subject to significant volatility.  However, there can be no certainty that the Saskatchewan power system will not deregulate in the future.

Although title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of an Operating Subsidiary to certain Properties

Harvest's ability to market petroleum and natural gas from its wells also depends upon numerous other factors beyond its control, including:

·	The availability of capacity to refine heavy oil;
·	The availability of natural gas processing capacity;
·	The availability of pipeline capacity;
·	The availability of diluent to blend with heavy oil to enable pipeline transportation;
·	The price of oilfield services;
·	The accessibility of remote areas to drill and subsequently service wells and facilities; and
·	The effects of inclement weather;

Because of these factors, Harvest may be unable to market all of the petroleum or natural gas it is capable of producing or to obtain favourable prices for the petroleum and natural gas it produces.

Reserve Estimates

The reserve and recovery information contained in Harvest's Reserve Report are complex estimates and the actual production and ultimate reserves recovered from the Properties may differ from the estimates prepared by the Independent Reserve Engineering Evaluators.

The Reserve Value of the Properties as estimated by Independent Reserve Engineering Evaluators is based in part on cash flows to be generated in future years as a result of future capital expenditures.  The Reserve Value of the Properties as estimated by the Independent Reserve Engineering Evaluators will be reduced to the extent that such capital expenditures on the Properties do not achieve the level of success assumed in such engineering reports.

Depletion of Reserves (Sustainability)

Harvest's cash from operating activities, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Accordingly, absent additional capital investment from other sources, production levels and reserves attributable to the Properties will decline.

The Operating Subsidiaries' future oil and natural gas reserves and production, and therefore their cash flows, will be highly dependent on their success in exploiting their resource base and acquiring additional reserves.  Without reserve additions through acquisition or development activities, the Operating Subsidiaries' reserves and production will decline over time as reserves are produced.  There can be no assurance that the Operating Subsidiaries will be successful in developing or acquiring additional reserves on terms that meet the Operating Subsidiaries' investment objectives.

Failure to Realize an Adequate Rate of Return on Prices Paid for Properties

The prices paid for acquisitions were based, in part, on engineering and economic assessments made by independent engineers.  These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves.  Many of these factors are subject to change and are beyond the control of Harvest. In particular, the prices of and markets for petroleum and natural gas may change from those anticipated at the time of making acquisitions.  In addition, all engineering assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Properties.

Changes in Legislation

There can be no assurance that income and capital tax laws, government incentive programs and regulations relating to the petroleum and natural gas industry, such as environmental and operating regulations, will not be changed in a manner which adversely affects Harvest.

Environmental Concerns

The petroleum and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines on the Operating Subsidiaries or the issuance of clean up orders on the Properties.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Harvest. The operations of Harvest are, and will continue to be, affected in varying degrees by laws and regulations regarding environmental protection.  It is impossible to predict the full impact of these laws and regulations on Harvest's operations.  It is not anticipated that Harvest's competitive position will be adversely affected by current or future environmental laws and regulations governing their current oil and natural gas operations.  Harvest is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to environmental protection.  Harvest also believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards. See "Other Upstream Business Information – Environment, Health and Safety Policies and Practices" and "Other Upstream Business Information – Industry Conditions".

Competition

There is strong competition relating to all aspects of the petroleum and natural gas industry.  The Operating Subsidiaries and/or the Trust actively compete for capital, skilled personnel, undeveloped land, acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other petroleum and natural gas organizations, many of which may have greater technical and financial resources than the Operating Subsidiaries and/or the Trust, individually or combined.  Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Harvest Board or officers of Harvest Operations are directors or officers of corporations which are in competition to the interests of Harvest.  No assurances can be given that opportunities identified by such Harvest Board members or officers will be provided to the Operating Subsidiaries and/or the Trust.  See "Conflicts of Interest".

Risks Related to Harvest's Downstream Operations

Investment in North Atlantic

Harvest's investment in North Atlantic is in the form of interest bearing notes and interests in various partnerships and trusts; accordingly, Harvest is dependent upon the ability of North Atlantic to pay its interest obligations under the notes and distributions from the various partnerships.  North Atlantic's ability to pay interest and distributions is entirely dependent on its operations and assets which will be impacted by risks typical of refinery and marketing operations.

Volatility of Commodity Prices

Our downstream earnings and cash flows from refining and wholesale and retail marketing operations are dependent on a number of factors including fixed and variable expenses (including the cost of crude oil and other feedstocks) and the price at which we are able to sell refined products.  In recent years, the market prices for crude oil and refined products have fluctuated substantially.  These prices depend on a number of factors beyond Harvest’s control, including the demand for crude oil and refined products, which are subject to, among other things:

·	Changes in the global demand for crude oil and refined products;
·	The level of foreign and domestic production of crude oil and refined products;
·	Threatened or actual terrorist incidents, acts of war, and other worldwide political conditions in both crude oil producing and refined product consuming regions;
·	The availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;
·	Supply and operational disruptions including accidents, weather conditions, hurricanes or other natural disasters;
·	Government regulations including changes in fuel specifications required by environmental and other laws;
·	Local factors including market conditions and the operations of other refineries in the markets in which we compete; and
·	The development and marketing of competitive alternative fuels.

Generally, fluctuations in the price of gasoline and other refined products are correlated with fluctuations in the price of crude oil; however, the prices for crude oil and prices for refined products can fluctuate in different directions as a result of worldwide market conditions.  Further, the timing of the relative movement in prices as well as the magnitude of the change could significantly influence refining margins as could price changes occurring during the period between purchasing crude oil feedstock and selling refined products manufactured from the feedstock.  Harvest does not produce crude oil that can be economically transported to our refinery and must purchase all of its crude oil feedstock at prices that fluctuate with worldwide market conditions and this could significantly impact our earnings and cash flow. We also purchase refined products from third parties for sale to our customers and price changes during the period between purchasing and selling these products could also have a material adverse effect on our business and results of operations, as well as Harvest’s financial condition and cash from operating activities.

We purchase approximately 250,000 megawatt hours of electrical power from Newfoundland and Labrador Hydro, a provincial crown corporation.  A substantial proportion of Newfoundland and Labrador Hydro's electricity is generated by hydroelectric power, a relatively inexpensive source compared to fossil fuel generators.  Our refinery’s cost of electrical power has remained relatively constant averaging $0.0497 per kilowatt hour in 2005 as compared  to $0.0407 in 2009.  Electricity prices have been and will continue to be affected by supply and demand for service in both local and regional markets and continued price increases could also have a material adverse effect on our business and results of operations, as well as Harvest’s financial condition and the cash from operating activities.

Fluctuations in the Canada-United States Exchange Rates

The prices for crude oil and refined products are generally based on market prices in U.S. dollars while our downstream operating costs and capital expenditures are primarily in Canadian dollars.  Fluctuations in the exchange rates between the U.S. and Canadian dollar result in a currency exchange rate exposure.  Although this currency exchange rate exposure may be hedged, there can be no assurance that a currency exchange rate risk management program will be sufficient to effectively cover all of our exposure.

Disruptions in the Supply of Crude Oil and Delivery of Refined Products

Our refinery receives all of its crude oil and other feedstocks and delivers approximately 90% of its refined products via water borne vessels including very large crude carriers.  In addition to environmental risks of handling such vessels discussed below, we could experience a disruption in the supply of crude oil because of accidents, governmental regulation or third party actions.  A prolonged disruption in the availability of vessels to deliver crude oil to the Refinery and/or to deliver refined products to market would have an adverse material effect on our business and results of operations, as well as Harvest’s financial condition and cash from operating activities.

Since our acquisition of North Atlantic, over 67% of our crude oil feedstock has been from sources in Iraq.  We do not maintain supply commitments with any of our crude oil producers.  To the extent that crude oil producers reduce the volume of crude oil produced as a result of declining production or competition or otherwise, our business, financial condition and results of operations may be adversely affected to the extent that we are not able to find a substantial amount and similar type of crude oil.  Further, we have no control over the level of development in the fields that currently produce the crude oil we process at our refinery nor the amount of reserves underlying such fields, the rate at which production will decline or the production decisions of the producers which are affected by, among other things, prevailing and projected crude oil prices, demand for crude oil, geological considerations, government regulation and the availability and cost of capital.

Vitol purchases our crude oil feedstock pursuant to the SOA and Harvest enters into price risk management contracts to reduce exposure to adverse fluctuations in the prices of crude oil and refined products.  Accordingly, should the creditworthiness of Vitol and/or Harvest deteriorate, crude oil producers and suppliers as well as financial counterparties may change their view on contracting with us for the supply of crude oil and/or price risk management contracts, respectively, and induce them to shorten the payment terms or require additional credit support, such as letters of credit.  Due to the large dollar amount of credit associated with the volume of crude oil purchases and long-term price risk management contracts, any imposition of more burdensome payment terms may have a material adverse effect on our financial liquidity which could hinder our ability to purchase sufficient quantities of crude oil to operate the Refinery at full capacity.  In addition, if the price of crude oil increases significantly, the credit requirements to purchase enough crude oil to operate the Refinery at full capacity will also increase.  A failure to operate the Refinery at full capacity could have an adverse material effect on our business and results of operations, as well as Harvest’s financial condition and cash from operating activities.

Operational Risks

The Refinery is a single integrated and interdependent facility which could experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down.  A shutdown of one part of the Refinery could significantly impact the production of refined products and may reduce, and even eliminate, cash flow.  Any one or more of the Refinery's processing units may require a planned turnaround or encounter unexpected downtime for maintenance or repair and the time required to complete the work may take longer than anticipated.  There are no assurances that the Refinery will produce refined products in the quantities or at the cost anticipated, or that it will not cease production entirely in certain circumstances which could have a material adverse effect on our business and results of operations, as well as Harvest’s financial condition and cash from operating activities.

Our refining operations, including the transportation of and storage of crude oil and refined products, are subject to hazards and inherent risks typical of similar operations such as fires, natural disasters, explosions, spills and mechanical failure of its equipment or third-party facilities, any of which can result in personal injury claims as well as damage to our properties and the properties of others.  While we carry property, casualty and business interruption insurance, we do not maintain insurance coverage against all potential losses, and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.  The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business and results of operations, as well as Harvest’s financial condition and cash from operating activities. Currently, we have the opportunity and intend to consider opportunities to grow our business through the reconfiguration and enhancement of our refinery assets with the suite of expansion or Debottlenecking projects.  However, if unanticipated costs occur or our revenues decrease as a result of lower refining margins, operating difficulties or other matters, there may not be sufficient capital to enable us to fund all required capital and operating expenses.  There can be no assurance that cash generated by our operations or funding available from debt financings will be available to meet our capital and operating requirements.

The operation of refineries and related storage tanks is inherently subject to spills, discharges or other releases of petroleum or hazardous substances.  If any of these events had previously occurred or occurs in the future in connection with any of our storage tanks, or in connection with any facilities to which we send wastes or by-products for treatment or disposal, other than events for which we are indemnified, we could be liable for all costs and penalties associated with their remediation under federal, provincial and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills.  The penalties and clean-up costs that we may have to pay for releases or spills, or the amounts that we may have to pay to third parties for damage to their property, could be significant and the payment of these amounts could have a material adverse effect on our business and results of operations, as well as Harvest’s financial condition and cash from operating activities.

We operate in environmentally sensitive coastal waters where tanker operations are closely regulated by federal, provincial and local agencies and monitored by environmental interest groups.  Transportation of crude oil and refined products over water involves inherent risk and subjects us to the provisions of Canadian federal laws and the laws of the Province of Newfoundland and Labrador.  Among other things, these laws require us to demonstrate our capacity to respond to a "worst case discharge" to a maximum 10,000 metric tonne oil spill.  Our marine division manages vessel traffic to the Refinery and works with regulatory authorities on measures to prevent and mitigate the risk of oil spills and other marine related matters.  The marine division has two tugboats to assist in berthing and unberthing tankers at our dock with one tugboat equipped with fire fighting capability.  The tugboat operations have a safety management system certified under the International Safety Management Code and are also certified under the International Ship and Port Security Code.  In addition, we have contracted with the Eastern Canada Response Corporation to supplement our resources.  However, there may be accidents involving tankers transporting crude oil or refined products, and response services may not respond in a manner to adequately contain a discharge and we may be subject to a significant liability in connection with a discharge.

We have in the past operated service stations with underground storage tanks in the Province of Newfoundland and Labrador, and currently operate 17 retail service stations and 3 cardlock locations with underground storage tanks.  We are required to comply with provincial regulations governing such storage tanks in the Province of Newfoundland and Labrador and compliance with these requirements can be costly.  The operation of underground storage tanks also poses certain other risks, including damages associated with soil and groundwater contamination.  Leaks from underground storage tanks which may occur at one or more of our service stations, or which may have occurred at previously operated service stations, may impact soil or groundwater and could result in fines or civil liability.  While we maintain insurance in respect of such risks, there are no assurances that such insurance will be adequate to fully compensate for any liability we may incur if such risks were to occur.

Aviation Fuel Risks

We produce aviation fuels which involves inherent risks and subjects us to the provisions of Canadian Federal laws. Our product quality assurance programs are extensive; however, these procedures may not be sufficient to detect and prevent contaminants from entering into our aviation fuels which could result in aircraft engines being damaged and/or aircraft crashes. While we maintain insurance in respect of such risks, there are no assurances that such insurance will be adequate to fully compensate for any liability we may incur if such risks were to occur.

Environmental, Health and Safety Risks

Our operations and properties are subject to extensive federal, provincial and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management and characteristics and composition of gasoline and diesel fuels.  If we fail to comply with these regulations, we may be subject to administrative, civil and criminal proceedings by governmental authorities as well as civil proceedings by environmental groups and other entities and individuals.  A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against us or governmental or court orders that could alter, limit or stop our operations.

Consistent with the experience of other Canadian refineries, environmental laws and regulations have raised operating costs and required significant capital investments at our refinery.  We believe that our refinery is substantially compliant with existing laws and regulatory requirements. However, material expenditures could be required in the future for our refinery to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make unanticipated expenditures.  Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.  Harvest is not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced.  The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change.  To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business and results of operations as well as Harvest's financial condition and cash from operating activities.

We are presently subject to litigation and investigations with respect to the use of MTBE and the delivery of contaminated sulphur (see "Legal Proceedings") and although indemnified by the previous owner, with respect to the MTBE litigation, there is no assurance that such indemnity will be sufficient to offset our costs and liabilities.  We may become involved in further litigation or other proceedings, or may be held responsible in any existing or future litigation or proceedings, the costs of which could be material.

Management Risks

Our future performance depends upon the continued contributions of our senior management team and key technical and operations employees.  The loss of one or more members of our downstream senior management team or a number of key technical and operations employees could result in a disruption to our downstream operations.  In addition, we face competition for these key individuals from competitors, customers and other companies operating in the refining industry and to the extent that we lose members of our senior management team or key technical and operations employees for any reason, we will be required to hire other personnel to manage and operate our downstream operations and we may not be able to locate or employ such qualified personnel on acceptable terms.  As a result, future revenue, profitability, prospects and viability may not be indicative of our downstream operations.

Employee Relations

We have approximately 450 full-time employees and 72 part-time employees in our downstream operations of which approximately 67% and 97%, respectively, are represented by the United Steel Workers of America pursuant to collective bargaining agreements. Although we were able to negotiate a new three year contract in late 2007, we may not be able to renegotiate future collective agreements on satisfactory terms, or at all, which may result in an increase in operating costs.  In addition, the existing collective agreements may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on our downstream business and results of operations as well as Harvest's financial condition and cash from operating activities.

Competition

We compete with a broad range of refining and marketing companies, including multinational oil companies.  Because of their geographic diversity, larger and more complex refineries and greater resources, some of our competitors may be better able to better withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage and to bear the economic risks inherent in all phases of the refining industry than we are able to withstand.

Terrorist Attacks, Threats of Attacks or Acts of War

Our downstream business is affected by general economic conditions as well as fluctuations in consumer confidence and spending which can decline as a result of numerous factors outside of its control, such as terrorist attacks, threatened terrorist attacks or acts of war.  Terrorist attacks, as well as events occurring in response to or in connection with them, including future terrorist attacks against Canadian or U.S. targets, rumours or threats of war, actual conflicts involving the military of Canada, the United States or their allies could cause trade disruptions impacting crude oil producers or refined product customers or energy markets generally, and may adversely impact our downstream business and results of operations as well as Harvest's financial condition and cash from operating activities.

Since the terrorist attacks of September 11, 2001, the Government of the United States of America has issued public warnings that energy-related assets (which could include our refinery) may be at greater risk of future terrorist attacks than other targets in Canada or the United States.  Such occurrences could significantly impact energy prices, including prices for crude oil and refined products, which could have a material adverse effect on our downstream business and results of operations as well as Harvest's financial condition and cash from operating activities.

Risks Related to Harvest's Structure

Debt Service

As of February 28, 2010, Harvest has indebtedness of approximately $130 million under the Credit Facility.  In addition, letters of credit have been issued to third parties totalling approximately $ 1.3 million on behalf of Harvest Operations to secure services, primarily electric power, for its upstream operations.  Harvest Operations has also issued US$250 million of 7⅞% Senior Notes due October 15, 2011 of which a total principal of $209.6 million remains outstanding after a mandatory Change of Control offer was executed in February 2010. Semi-annual interest payments are required on the Senior Notes of approximately $8.3 million payable April 15 and October 15.  The Operating Subsidiaries have provided the lenders under the Credit Facility with security over all of Harvest's assets.  If Harvest commits an event of default or the lenders demand repayment, the lenders may foreclose on and/or sell Harvest's assets.

Certain payments by the Operating Subsidiaries are prohibited upon an event of default or demand for repayment under the Credit Facility.  Any indebtedness of the Operating Subsidiaries to the Trust is subordinate to payments required pursuant to the Credit Facility pursuant to subordination agreements between the Lenders, the Trust, and the Operating Subsidiaries.  These subordination agreements may restrict the ability of the Operating Subsidiaries to pay amounts to the Trust.

Harvest must meet certain ongoing financial and other covenants under the Credit Facility.  The covenants are customary restrictions on the Operating Subsidiaries' operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt and the sale of assets.  Harvest is also subject to certain covenants under the note indenture respecting the 7⅞% Senior Notes, including limitations on the ability of Harvest to issue secured debt.

Debt Repayment

Harvest is permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and for working capital purposes.  Borrowings of the Operating Subsidiaries may be repaid with funds received from the Trust.  Variations in interest rates could result in significant changes in the amount required to be applied to debt service

Interest and principal payable pursuant to the 7⅞% Senior Notes are payable in U.S. dollars.  Harvest is permitted to borrow funds under its Credit Facility in U.S. dollars and would be required to settle interest and principal amounts in the same currency.  Variations in the Canadian/U.S. currency exchange rate could result in a significant increase in the amount of the interest and principal payments under the Credit Facility and the 7⅞% Senior Notes.

Access to External Capital Resources

Global economic conditions, including disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions, and the significant volatility in commodity prices resulting from the uncertainties over the supply and demand for commodities due to the current state of the global economy, have made it difficult to raise equity and debt on economically favourable terms.  To the extent that external capital, including debt financing from banks or other creditors, becomes limited, unavailable or available on less economic terms, Harvest’s ability to fund the necessary capital investments to maintain or expand its petroleum and/or natural gas reserves as well as debottleneck its refinery operations will be impaired.

Additional Financing

To the extent that external sources of capital, becomes limited or unavailable, Harvest’s ability to make the necessary capital investments to maintain or expand its petroleum and natural gas reserves will be impaired.

Reliance on Management of Harvest Operations

Holders of securities of the Trust will be dependent on the management of Harvest Operations in respect of the administration and management of all matters relating to the Trust, the Operating Subsidiaries and the Properties.  Investors who are not willing to rely on the management of Harvest Operations should not invest in the Trust.

Re-assessment of Prior Years’ Income Tax Returns

From time to time, the Trust may take steps to organize its affairs in a manner that minimizes taxes and other expenses payable with respect to the operation of the Trust and the Operating Subsidiaries.

In January 2009, the Canada Revenue Agency (the "CRA") issued a Notice of Reassessment to the Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totalling $6.2 million.  The CRA has adjusted the Trust’s taxable income to include the net profits interest revenue to an accrual basis whereas the Trust’s income tax filings have been prepared on a cash basis.  In 2005, the Trust’s income tax return was also prepared on a cash basis with no taxes payable and if prepared on an accrual basis of reporting consistent with the 2002 through 2004 taxation years as reassessed by the CRA, there would be taxes, interest and penalties owing of approximately $40 million.  Although the management of Harvest and our legal tax advisors believe the reassessments by the CRA are not proper, there can be no assurances given that the Trust will not be required to pay approximately $46.2 million of taxes, interest and penalties. Harvest has filed a Notice of Objection with the CRA and filed a Notice of Appeal with the Tax Court.  The CRA has advised that they will file their Reply/Statement of Defence shortly and Harvest has now scheduled examinations for discovery for April 2010.

Adoption of International Financial Reporting Standards

Effective January 1, 2011, Harvest will be required to adopt of the International Financial Reporting Standards ("IFRS") which may result in materially different reported financial results and may require amendments to its credit agreements to reflect the changes in accounting principles.  As of the date of this AIF, Harvest has not yet determined its accounting policies under IFRS and is unable to quantify the impact IFRS will have on its financial statements.  Harvest has the option to adopt IFRS standards prior to January 1, 2011 and is evaluating whether or not to adopt early.

INTEREST PAID TO HOLDERS OF CONVERTIBLE DEBENTURES

The following table sets forth the interest rate and semi-annual payment dates for each series of outstanding Debentures.

Series of Debentures	Rate	Semi-Annual Payment Dates	Maturity Date
6.5% Debentures Due 2010	6.5%	June 30 and December 31	December 31, 2010
6.40% Debentures Due 2012	6.4%	April 30 and October 31	October 31, 2012
7.25% Debentures Due 2013	7.25%	March 31 and September 30	September 30, 2013
7.25% Debentures Due 2014	7.25%	February 28 and August 31	February 28, 2014
7.50% Debentures Due 2015	7.5%	May 31 and November 30	May 31, 2015

Two former series of convertible debentures of the Trust matured during 2009.  The Trust settled its payment obligations on maturity of the former 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009 and the former 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009 matured by issuing an aggregate of 396,090 Trust Units.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The outstanding securities of the Trust consist of the Trust Units and the Debentures.

The Trust Units constitute the only outstanding equity securities of the Trust.  All of the outstanding Trust Units are held by KNOC Canada.  See "Structure of Harvest Energy Trust" and "General Development of the Business – Year ended December 31, 2009".

The Debentures continue to be outstanding obligations of the Trust governed by the terms and conditions of the Debenture Indenture.  Although the Debentures were not dealt with under the KNOC Arrangement, completion of the KNOC Arrangement did result in an automatic adjustment to the conversion privilege under each outstanding series of Debentures such that the Debentures are no longer convertible into Trust Units.  See "General Description of Capital Structure – Debentures and the Debenture Indenture – Conversion Privilege".

In the event that Harvest reorganizes its structure in 2010 so as to effectively convert from an investment trust issuer to a corporate issuer, the corporate entity that becomes the parent entity of the Operating Subsidiaries will, in accordance with the provisions of the Debenture Indenture, assume the Trust's obligations under the Debentures.

Trust Units and the Trust Indenture

The following is a summary of certain provisions of the Trust Indenture and the Trust Units.  For a complete description, reference should be made to the Trust Indenture, as may be subsequently amended and superseded, a copy of which may be viewed at the offices of, or obtained from, the Trustee and a copy of which has been filed on SEDAR at www.sedar.com.

Trust Indenture

Harvest Energy Trust was created, and Trust Units issued, pursuant to the Trust Indenture.  The Trust Indenture provides for the administration of the Trust, the investment of the Trust's assets, the calculation and payment of cash distributions to Unitholders, the calling of and conduct of business at meetings of Unitholders, the appointment and removal of the Trustee and the redemption of Trust Units.  Among other things, material amendments to the Trust Indenture, the early termination of Harvest and the sale or transfer of all or substantially all of the property of Harvest require the approval of a Special Resolution by not less than 66 2/3% of the votes cast at a Special Meeting of the Unitholders.  The Trust Indenture has been amended and restated on each of July 10, 2003, May 4, 2005, February 3, 2006, January 1, 2008 and May 20, 2008 and was further amended on December 22, 2009 pursuant to the KNOC Arrangement.

Trust Units

The Trust is authorized to issue three classes of Trust Units, described and designated as ordinary trust units, special trust units and special voting units, pursuant to the Trust Indenture.  Unless otherwise specifically designated as such, all references herein to Trust Units are deemed to be references to ordinary trust units of the Trust.

Ordinary Trust Units - Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and any net assets of the Trust in the event of termination or winding-up of the Trust.  All Trust Units rank equally among themselves and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Redemption Rights" below.  On December 22, 2009, KNOC Canada, a wholly-owned subsidiary of KNOC, acquired all of the issued and outstanding Trust Units pursuant to the KNOC Arrangement.  No other person holds any Trust Units as at the date hereof.

Special Trust Units - The Trust Indenture allows for the creation of an unlimited number of special trust units.  Each special trust unit entitles the holder thereof to three-sixteenths of one vote at any meeting of the Unitholders.  The special trust units were created and issued to enable the plan of arrangement under ABCA by which the Trust merged with VERT in February 2003 and were all subsequently cancelled.  No special trust units were outstanding as at December 31, 2009 or at the date hereof.

Special Voting Units - The Trust Indenture allows for the creation of an unlimited number of special voting units. Holders of special voting units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at a meeting of Unitholders as may be prescribed by Harvest's Board in the resolution authorizing the issuance of any special voting units.  Except for the right to vote at meetings of Unitholders, the special voting units shall not confer upon the holders thereof any other rights.  No special voting units were outstanding as at December 31, 2009 or at the date hereof.

Issuance of Securities

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine.  The Trust Indenture also provides that Harvest Operations may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as Harvest Operations may determine.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture.  No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption.  The Trust Indenture imposes limitations on the amount of cash consideration the Trust may pay out for the Trust Units tendered for redemption and also provides for the determination of the redemption price payable if the Trust Units are not listed for trading on a stock exchange.

Trustee

1496965 Alberta Ltd., a wholly-owned subsidiary of KNOC Canada, is the trustee of the Trust.  Most of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to Harvest Operations pursuant to the Trust Indenture and the Administration Agreement.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Harvest Operations, or any other person to whom the Trustee has, with the consent of Harvest Operations, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Harvest Operations to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Delegation of Authority, Administration and Governance

Harvest Operations (and, accordingly, the Harvest Board) has generally been delegated the significant management decisions of the Trust.  In particular, the Trustee has delegated to Harvest Operations responsibility for any and all matters relating to the following: (i) an offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v)  all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

The Operating Subsidiaries have the exclusive control and authority over development of, and recovery of petroleum, natural gas and natural gas liquids from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests.  The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of assets for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Harvest Board.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of Harvest Operations by the Trust and the costs of providing such services.

General and administrative costs are generally charged to the Trust by Harvest Operations based on direct costs incurred in fulfilling the obligations of Harvest Operations to the Trust pursuant to the Trust Indenture and the Administration Agreement. Harvest Operations is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture, the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust.  Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Harvest Operations and the appointment of the auditors of the Trust.

Termination of the Trust

Unitholders may by Special Resolution vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to certain minimum requirements with respect to the number of Trust Units held by persons requesting the meeting and quorum represented in person or by proxy at the meeting. Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099.

Financial Reporting

The annual consolidated financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The year end of the Trust is December 31.  The Trust is subject to the continuous disclosure obligations under the applicable securities legislation of each of the provinces and certain of the territories of Canada.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, Harvest Operations and any other subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.  Debt service costs incurred by the Trust are deducted in determining the cash available for distribution to Unitholders.

Debentures and the Debenture Indenture

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not include a description of all of the terms of each series of Debentures, and reference should be made to the respective Debenture Indenture filed at www.sedar.com for a complete description of such terms.

General

Each series of Debentures will specify a maturity date, an interest rate, the terms of the conversion privilege and the redemption terms, if any.  The principal amount and interest of the Debentures will be payable in lawful money of Canada.

The Debentures are direct obligations of the Trust and are not secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination".  The Debenture Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

In accordance with the provisions of the Debenture Indenture, the completion of the KNOC Arrangement resulted in an automatic adjustment to the conversion privilege under each outstanding series of Debentures.  The Debentures are no longer convertible into Trust Units.  They are instead now convertible into the same cash consideration (based on the acquisition price under the KNOC Arrangement of C$10.00 per Trust Unit) that a holder of Debentures would have received under the KNOC Arrangement had the holder converted their Debentures into Trust Units immediately prior to the effective time of the KNOC Arrangement.  Accordingly, in the event of a valid exercise of the conversion right by a holder of Debentures today, the holder will receive, in lieu of the number of Trust Units that would have been issuable prior to the effective time of the KNOC Arrangement, a cash payment in an amount equal to C$10.00 for each such Trust Unit that would otherwise have been issued at such time.  Based on the conversion price of each outstanding series of Debentures, a holder who converts any Debentures today will receive, in exchange for their converted Debentures, a cash payment that is less than the principal amount converted.  Holders of Debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their Debentures.

Redemption and Purchase

The Debentures may be redeemable after a specified date and prior to maturity in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice as specified for each series of Debentures plus accrued and unpaid interest thereon, if any.  In the case of redemption of less than all of a series of Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.  The Trust has the right to purchase the Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. Any accrued and unpaid interest thereon will be paid in cash.

Subordination

The payment of the principal of and interest on the Debentures will be subordinated in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust is defined in the Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust or any subsidiary of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures.  The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors.

The Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon.  The Debenture Indenture also provides that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Debenture Trustee, unless the Senior Indebtedness has been repaid in full.  No holder of a Debenture has the right to institute any act or proceeding to enforce the Debentures in a manner inconsistent with the terms of the Indenture.

Debentures May Be Issued in Series and Rank Pari Passu

The Debentures may be issued in one or more series with each series established by a supplement to the Debenture Indenture specifying, among other things, any limit to the aggregate principal amount of the Debentures of the series to be issued, the date or dates on which the principal of the Debentures of the series is payable, the rate or rates at which the Debentures of the series shall bear interest, the right, if any, of the Trust to redeem Debentures of the series and the period or periods and price and whether and under what circumstances and terms, the Debentures of the series will be convertible into Trust Units.

All issued and outstanding Debentures of the Trust are direct unsecured obligations of the Trust with each series of Debentures ranking pari passu with all other series of Debentures of the Trust and each Debenture of a series ranking pari passu with each Debenture of the same series of Debentures.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a " Change of Control"), the Trust is required to make an offer in writing to purchase all of the Debentures then outstanding (the " Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the " Debenture Offer Price").  The Debenture Indenture provides that a change of control does not include a merger, reorganization, combination or other similar transaction if the previous holders of Trust Units and securities convertible or carrying the right to acquire Trust Units hold at least 50% of the voting control or direction in such merged, reorganized, combined or other continuing entity.

The Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer.  The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price.  Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer. See "General Development of the Business – Recent Developments".

Restrictions on Certain Transactions

The Debenture Indenture contains provisions to the effect that subject to the discussion under "Offers for Debentures" below, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a " Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless, among other things prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as are necessary or advisable to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures and the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debenture holders under the Debenture Indenture.

Events of Default

The Debenture Indenture provides that an Event of Default (" Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon receipt of a written request signed by holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable.  In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, by written request, instruct the Debenture Trustee to waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Covenants of the Trust

The Debenture Indenture includes covenants of the Trust with the Debenture Trustee to, among other things, pay principal, premium (if any) and interest to the holders of the Debentures on the date specified in the Debenture Indenture and respective supplemental indentures and to limit distributions to the holders of the Trust Units if at the time the directors of the Harvest Board resolve to make the said declaration, the directors of the Harvest Board has actual knowledge that the paying of said distribution on the payment date will result in an Event of Default.

Offers for Debentures

The Debenture Indenture contains provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the Securities Act (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

SUPPLEMENTAL CAPITAL STRUCTURE INFORMATION

The Trust Indenture provides that Harvest Operations may authorize the creation and issuance of debentures, notes and other evidence of indebtedness of the Trust and its subsidiaries from time to time on such terms and conditions to such persons and for such consideration as the Harvest Board may approve.  As at December 31, Harvest Operations had a $600 million Credit Facility (" Secured Debt") and US$250 million of 7⅞% Senior Notes (collectively, the " Senior Debt").  The Senior Debt are legal obligations of Harvest Operations and are guaranteed by the Trust and its subsidiaries.  Payments on the Senior Debt have priority over payments to the Trust from the Trust’s wholly-owned partnerships and trusts. However, Unitholders have no direct liability with respect to the Senior Debt.

A copy of the Credit Facility agreement (including amendments thereto) and the indenture governing the 7⅞% Senior Notes are filed as Material Contracts on SEDAR at www.sedar.com.

Credit Facility

This Credit Facility is a secured covenant-based $600 million credit facility with a syndicate of financial institutions that is currently scheduled to mature in April 2010, subject to further extension by the lenders.  Harvest has provided the lenders with a $2.5 billion first floating charge over all of its assets plus a first mortgage security interest on the refinery assets.  As at December 31, 2009, $428  million was drawn on this facility.  The Credit Facility requires standby fees on un-drawn amounts and interest on amounts borrowed at varying rates depending on Harvest’s ratio of the drawn amount under the Credit Facility to its earnings before interest, taxes, depletion, and amortization over the previous four quarters ("EBITDA") as more fully defined below.

In addition to the standard representations, warrants and covenants commonly contained in a credit facility, the Credit Facility agreement contains the following covenants:

(a)	An aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating security interest;

(b)	A limitation to carrying on business in countries that are not members of the Organization for Economic Cooperation and Development;

(c)	A limitation on the payment of distributions to Unitholders in certain circumstances such as an event of default; and

(d)	A limitation on the availability of borrowing pursuant to the Borrowing Base Covenant of the 7⅞% Senior Notes described below and also subject to the following quarterly financial covenants:

(1)	Drawn amount of Secured Debt to EBITDA of 3.0 to 1.0 or less;

(2)	Total amount of Total Debt to EBITDA of 3.5 to 1.0 or less;

(3)	Drawn amount of Secured Debt to Capitalization of 50% or less; and

(4)	Total amount of Total Debt to Capitalization of 55% or less.

For purposes of determining the financial covenants, the following terms are defined in the Credit Facility agreement:

(a)	EBITDA is the aggregate of the past four quarters Net Earnings plus:

(1)	Interest and financing charges;

(2)	Future income tax expense;

(3)	Depletion, depreciation, amortization and other;

(4)	Unrealized gains/losses on risk management contracts;

(5)	Unrealized currency exchange gains/losses; and

(6)	Non-cash unit based compensation expense.

(b)
Capitalization is the aggregate of the amounts drawn under the Credit Facility, the 7⅞% Senior Notes, the Debentures and the Unitholders’ Equity, all as reported in Harvest’s consolidated balance sheet in accordance with Canadian GAAP.

With respect to these financial covenants, Harvest’s December 31, 2009 financial ratios were as follows:

·	Drawn amount of Secured Debt to EBITDA of 0.73 to 1.0;

·	Total amount of Total Debt to EBITDA of 2.71 to 1.0;

·	Drawn amount of Secured Debt to Capitalization of 11%; and

·	Total amount of Total Debt to Capitalization of 40%.

7⅞% Senior Notes

On October 15, 2004, Harvest Operations issued US$250 million of 7⅞% Senior Notes which mature on October 15, 2011 and contain the following financial covenants in addition to the standard representations, warrants and covenants:

(a)	A limitation on additional indebtedness if such incurrence would result in an interest coverage ratio of less than 2.5 to 1.0;

(b)
A limitation on additional secured debt if such incurrence would result in secured debt exceeding 65% of the present value of the future net revenues from its proved petroleum and natural gas reserves discounted at an annual rate of 10% (the "Borrowing Base"); and

(c)
A limitation on the payment of distributions to Unitholders to an aggregate amount not to exceed an amount equal to $40 million plus 100% of the net cash proceeds from the issuance of Trust Units plus 80% of cash from operating activities before the settlement of asset retirement obligations and changes in non-cash working capital since the issuance of the 7⅞% Senior Notes.

With respect to these financial covenants, Harvest’s December 31, 2009 financial covenant test were as follows:

·	The interest coverage ratio was 5.6 times;

·	Total borrowing base was approximately $1.9 billion;

·
The aggregate of $40 million plus 100% of net cash proceeds from the issuance of Trust Units and 80% of cash from operating activities before the settlement of asset retirement obligations and changes in non-cash working capital totalled approximately $2.2 billion in excess of the distributions paid since the issuance of the 7⅞% Senior Notes.

Additional information on Harvest’s Senior Debt is contained in Notes 11 and 12 to our audited consolidated financial statements for the year ended December 31, 2009 and in the "Liquidity and Capital Resources" discussion in our management’s discussion and analysis for the year ended December 31, 2009, both of which are filed on SEDAR at www.sedar.com .

MARKET FOR SECURITIES

Prior to the acquisition by KNOC Canada of all of the outstanding Trust Units pursuant to the KNOC Arrangement, the Trust Units were listed and traded on the TSX and the NYSE under the trading symbols "HTE.UN" (TSX) and "HTE" (NYSE), respectively.  The Trust Units were delisted from both the TSX and the NYSE shortly after the December 22, 2009 completion of the KNOC Arrangement.

The Debentures are listed and traded on the TSX under the symbols "HTE.DB.B" for the 6.5% Debentures Due 2010, "HTE.DB.D" for the 6.40% Debentures Due 2012, "HTE.DB.E" for the 7.25% Debentures Due 2013, "HTE.DB.F" for the 7.25% Debentures Due 2014 and "HTE.DB.G" for the 7.50% Debentures Due 2015.

6.5% Debentures Due 2010 (HTE.DB.B)

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.5% Debentures Due 2010 as reported by the TSX for the periods indicated.

2009	High	Low	Close	Volume
January	$89.00	$78.01	$81.00	3,879,000
February	$85.00	$75.00	$75.00	381,000
March	$80.00	$68.00	$75.00	712,000
April	$85.00	$72.25	$85.00	232,000
May	$91.00	$82.00	$91.00	3,078,000
June	$92.00	$89.00	$90.00	4,635,000
July	$93.00	$88.25	$93.00	1,858,400
August	$96.00	$91.00	$95.50	4,072,000
September	$99.30	$94.05	$99.00	1,556,000
October	$100.94	$97.50	$99.50	6,584,000
November	$100.40	$99.40	$99.75	1,497,000
December	$102.00	$99.75	$101.35	2,650,000
2010
January	$101.55	$101.00	$101.25	1,979,000
February	$101.50	$100.00	$101.11	2,449,000
March (1-23)	$101.45	$101.00	$101.08	890,000

6.40% Debentures Due 2012 (HTE.DB.D)

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.40% Debentures Due 2012 as reported by the TSX for the periods indicated.

2009	High	Low	Close	Volume
January	$53.99	$43.00	$44.01	2,410,000
February	$45.00	$38.00	$39.99	4,295,000
March	$45.99	$35.00	$42.31	2,544,000
April	$55.00	$43.00	$53.00	2,064,000
May	$75.00	$52.75	$75.00	4,394,000
June	$75.00	$69.75	$72.00	3,891,000
July	$72.40	$68.00	$71.50	1,967,000
August	$81.00	$70.00	$81.00	1,852,000
September	$88.00	$81.00	$86.00	1,166,000
October	$100.00	$86.00	$98.76	30,468,500
November	$100.35	$98.65	$100.00	21,072,000
December	$101.50	$100.00	$101.05	10,941,300
2010
January	$101.50	$100.65	$101.00	23,953,000
February	$101.45	$101.00	$101.20	16,967,000
March (1-23)	$101.50	$101.10	$101.19	6,203,000

7.25% Debentures Due 2013 (HTE.DB.E)

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2013 as reported by the TSX for the periods indicated.

2009	High	Low	Close	Volume
January	$52.00	$41.50	$44.99	5,029,000
February	$45.00	$35.00	$37.49	4,842,000
March	$42.00	$32.80	$41.45	7,105,500
April	$55.00	$41.25	$54.25	49,471,000
May	$65.50	$54.00	$64.65	36,041,000
June	$69.50	$64.75	$65.03	22,692,000
July	$66.50	$59.00	$64.00	35,843,000
August	$80.00	$63.02	$78.50	41,665,000
September	$83.50	$76.76	$80.80	20,449,000
October	$100.15	$79.60	$99.70	93,691,400
November	$101.30	$99.65	$100.75	92,231,400
December	$102.00	$100.75	$101.70	26,965,000
2010
January	$102.00	$100.50	$101.70	51,420,000
February	$102.25	$101.50	$102.05	23,562,000
March (1-23)	$103.50	$101.75	$102.50	22,310,000

7.25% Debentures Due 2014 (HTE.DB.F)

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2014 as reported by the TSX for the periods indicated.

2009	High	Low	Close	Volume
January	$55.00	$47.51	$47.51	413,000
February	$50.00	$38.50	$39.02	741,000
March	$49.00	$36.00	$48.95	953,000
April	$57.00	$44.00	$54.00	1,496,000
May	$65.00	$54.76	$65.00	4,428,000
June	$69.00	$64.56	$66.00	1,545,000
July	$66.99	$61.00	$64.50	199,000
August	$77.00	$63.30	$76.00	17,419,000
September	$82.00	$74.00	$81.00	13,051,000
October	$100.76	$81.00	$99.75	14,741,000
November	$102.50	$99.70	$100.55	3,694,000
December	$101.91	$100.20	$101.70	3,232,000
2010
January	$102.50	$101.50	$101.70	8,523,000
February	$107.50	$101.00	$102.00	2,777,000
March (1-23)	$103.00	$102.00	$103.00	4,877,000

7.50% Debentures Due 2015 (HTE.DB.G)

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.50% Debentures Due 2015 as reported by the TSX for the periods indicated.

2009	High	Low	Close	Volume
January	$51.00	$43.27	$45.00	10,358,000
February	$46.00	$35.01	$38.55	35,961,000
March	$45.99	$35.00	$42.00	4,906,000
April	$57.00	$43.02	$54.00	3,048,000
May	$65.50	$54.00	$64.01	9,599,000
June	$69.00	$62.50	$64.00	3,427,500
July	$64.00	$59.50	$62.50	5,373,000
August	$75.00	$62.00	$73.50	36,201,000
September	$81.00	$72.50	$79.00	8,784,000
October	$101.52	$77.00	$101.40	120,416,500
November	$102.25	$101.00	$102.25	29,890,000
December	$102.85	$101.50	$102.75	52,513,000
2010
January	$104.00	$102.50	$103.50	24,768,000
February	$103.90	$102.50	$103.51	12,764,000
March (1-23)	$104.50	$103.00	$104.50	6,311,000

DIRECTORS AND OFFICERS OF HARVEST OPERATIONS

The names, jurisdiction of residence, present positions and offices with Harvest Operations and principal occupations during the past five years of the directors and executive officers of Harvest Operations as at the date hereof are set out in the table below.

Name and Jurisdiction of Residence	Position with Harvest Operations	No. of Trust Units Held	Principal Occupation

Dr. Seong-Hoon Kim (3) South Korea	Director, Chairman since January 2010	Nil
Geologist; Director and Senior Executive Vice President of KNOC. Dr. Kim has been with KNOC for the past 27 years and has held the position of Executive Vice President for New Ventures & Business Exploration as well as other senior management positions within the New Ventures and Exploration division of KNOC.

Dennis Balderston (1) Alberta, Canada	Director since January 2010	Nil
Chartered Accountant and was formerly an audit partner at Ernst & Young in Calgary. As an audit partner he was responsible for a portfolio of public clients, the majority in the oil and gas sector. Now retired he has served on a number of public entity Boards and is currently a Board member of Ember Resources Inc., Suroco Energy Inc. and Avenir Diversified Income Trust.

William A. Friley Jr. (2)(3) Alberta, Canada	Director from 2006 to 2009 and reappointed in January 2010.	Nil
President and Chief Executive Officer of Telluride Oil and Gas Ltd. (a private oil and natural gas company), President of Skyeland Oils Ltd. (a private oil and natural gas company), and Chairman of TimberRock Energy Corporation (a private oil and natural gas company); Lead Director of OFUM Oilsands Corp. (a private company) and Director of Silver Star Energy Services (a private company); Prior thereto, President and Chief Executive Officer of Triumph Energy Corporation (a public oil and natural gas company); Previously Director of Mustang Resources Inc. (a public oil and natural gas company); Past Chair of Canadian Association of Petroleum Producers.

J. Richard Harris (1)(2) Alberta, Canada	Director since January 2010	Nil
An independent oil and gas consultant in Calgary. Previously, the President of four Canadian public oil and gas companies and has served on the boards of nine other oil and gas or service companies. He was a member of the Alberta Securities Commission's Oil and Gas Securities Taskforce that led to the completion of National Instrument 51-101, and he served on the Commission's Reserve Advisory Committee until his retirement from the Committee in 2005. A member of several industry societies and holds the designations of Professional Geologist in Canada and Certified Petroleum Geologist and Certified Professional Geological Scientist in the United States.

Name and Jurisdiction of Residence	Position with Harvest Operations	No. of Trust Units Held	Principal Occupation

Hong-Geun Im (3) South Korea	Director since January 2010	Nil
Geologist; Director and Executive Vice President for New Ventures & Exploration of KNOC. Mr. Im has been with KNOC since 1982 and has held positions for the exploration and development of oil and gas assets in both Korea and foreign countries. Prior to his current position, Mr. Im was the General Manager of the KNOC Calgary office. In 2000, Mr. Im received a Presidential Award from the President of the Republic of Korea for his achievement in the successful exploration of an offshore gas field in Korea.

Chang-Koo Kang (3) South Korea	Director since January 2010	Nil
Vice President, Finance Management Department; he previously held the position of Finance Team Senior Manager at KNOC, since February 2005. He held financing for the merger and acquisition of PetroTech Peruana S.A., Peru, Harvest Energy, and Sumble JSC, Kazakhstan while in office. He is currently Vice President of Finance Management Department, KNOC.

William D. Robertson (1) Alberta, Canada	Director from 2008 to 2009 and reappointed in January 2010	Nil
Fellow Chartered Accountant, (Retired) Partner of PricewaterhouseCoopers LLP where he acted as lead oil and gas specialist. He has served on the CIM Petroleum Society Standing Committee on Reserve Definitions, the Alberta Securities Commission Financial Advisory Committee, the working sub-committee of the Alberta Securities Commission Taskforce of Oil and Gas Reporting and the Council of the Institute of Chartered Accounts of Alberta.   Currently, Mr. Robertson serves on the boards of several public companies in the energy sector.

John E. Zahary Alberta, Canada	President & Chief Executive Officer, Director since 2008 (4)	Nil
Professional Engineer, President and Chief Executive Officer of Harvest Operations since February 2006.  From May 11, 2004 was President and Chief Executive Officer of VHI; and prior thereto was President of Petrovera Resources.

Kyungluck Sohn Alberta, Canada	Chief Financial Officer	Nil
Holds a Business Management degree from the Busan National University in South Korea. Mr. Sohn was a Vice President of KNOC, in the Finance Management Department in 2009, and in the Offshore Rig Operations department from May 2006 to December 2008. Mr. Sohn also held positions as Administration Manager in Ulsan Gas Terminal, a Financing Manager, and Information Manager in the Petroleum Information department and a Marketing Manager in the Offshore Rig Operations department. Prior to these roles, he held a senior position in the Procurement department of Hyundai Heavy Industry Co., Ltd for four years.

Rob Morgan Alberta, Canada	Chief Operating Officer – Upstream	Nil
Professional Engineer, Chief Operating Officer - Upstream of Harvest Operations since February 2, 2006.  Prior thereto was Vice President, Operations and Corporate Development of VHI from June 2004 to February 2006.

Name and Jurisdiction of Residence	Position with Harvest Operations	No. of Trust Units Held	Principal Occupation

Brad Aldrich Missouri, USA	Chief Operating Officer – Downstream	Nil
Engineer, on November 26, 2007 appointed Chief Operating Officer - Downstream; from 2006 to June 2007 was President & Chief Operating Officer of Changing World Technologies; from 2005 to 2006 was Vice President of Thermodyne Holdings Corp.; and prior thereto was Vice President, Production Yukos Oil Company.

Brian Kwak Alberta, Canada	Deputy Chief Operating Officer – Upstream & Vice President, Oilsands	Nil
M. Sc, B. Sc Geology, On January 19, 2010 appointed Deputy Chief Operating Officer, Upstream and Vice President, Oilsands of Harvest Operations; from November 2006 to January 2010 was Manager, Subsurface of KNOC Canada; from August 2005 to November 2006 was Manager, Offshore Drilling Rig of KNOC; from February 2002 to August 2005 was Deputy Manager, Exploration of Cuulong Joint Operating Company in Vietnam.

Gary Boukall Alberta, Canada	Vice President, Geosciences	Nil
Professional Geologist, on March 16, 2007 appointed Vice President, Geosciences of Harvest Operations; from December 2002 to March 2007 held various positions with Harvest Operations including Chief Geologist, Manager of Geology and Manager of Geosciences.

James Sheasby Alberta, Canada	Vice President, Engineering	Nil
Professional Engineer;  on March 16, 2007 appointed to Vice President, Engineering of Harvest Operations; from February 2, 2006 to March 2007 was Manager, Engineering of Harvest Operations; from November 2005 to February 2, 2006 was Manager, Engineering of VHI; from November 2004 to October 2005 was Vice President, Engineering of Hygait Resources.

Neil Sinclair Alberta, Canada	Vice President, Operations	Nil
On March 16, 2007 was appointed Vice President, Operations of Harvest Operations; from February 2, 2006 to March 2007 was Manager, Operations of Harvest Operations; from June 9, 2004 to February 2, 2006 was Manager, Operations of VHI.

Phil Reist Alberta, Canada	Vice President, Controller	Nil
Chartered Accountant; on March 16, 2007 was appointed Vice President, Controller of Harvest Operations; from February 2, 2006 to March 2007 was Controller of Harvest Operations; from September 2005 to February 2, 2006 was Controller of VHI; from March 2004 to June 2005 was Vice President, Controller of Penn West Petroleum Ltd.

Les Hogan Alberta, Canada	Vice President, Land	Nil
Landman; on December 3, 2007 was appointed Vice President, Land of Harvest Operations; from June 2002 to November 2007 held various positions including Vice President Land and Community Affairs at Pioneer Natural Resources Canada.

Name and Jurisdiction of Residence	Position with Harvest Operations	No. of Trust Units Held	Principal Occupation

Dean Beacon Alberta, Canada	Vice President, Treasurer	Nil
On March 5, 2010 was appointed Vice President in addition to his existing role as Treasurer of Harvest Operations since 2007. Previously, Mr. Beacon held various senior management positions within the corporate finance, risk management and treasury departments within the Canadian banking industry as well as with oil and gas companies such as TransCanada PipeLines and Talisman Energy.

Jongwoo Kim Alberta, Canada	Corporate Secretary	Nil
Mr. Kim holds a Master of Science in Finance graduate degree from the Daniel's College of Business, University of Denver. He has recently been appointed the Vice President, Business Planning and Corporate Secretary of Harvest Operations following the completion of the KNOC Arrangement. Prior to this, Mr. Kim held various positions at the KNOC over a 17 year period.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Reserves, Safety and Environment Committee.
(3)	Member of the Compensation and Corporate Governance Committee.
(4)	The terms of office of all of the directors will expire at the next annual Unitholders' meeting of the Trust.

As at December 31, 2009, the directors and executive officers of Harvest Operations and their associates and affiliates, as a group, did not beneficially own, control or direct any of the outstanding Trust Units.

EXECUTIVE COMPENSATION

 Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee of the Harvest Board consists of Dr. Seong-Hoon Kim (Chairman of the Committee), Hong-Geun Im, Chang-Koo Kang and William A. Friley Jr.  The Compensation and Corporate Governance Committee, which is responsible for establishing and overseeing the administration of Harvest’s compensation program, periodically reviews the Trust’s compensation policy with respect to its executive officers.  For additional information on the mandate of the Compensation and Corporate Governance Committee as it pertains to executive compensation, see Section 7 of the section entitled "Corporate Governance Disclosure".

Compensation Discussion & Analysis

Compensation Strategy

The compensation structure of Harvest consists of salary, benefits, short-term incentive programs and long-term incentive programs. With respect to salaries and benefits, the objective of Harvest’s compensation philosophy is to set aggregate executive salaries and benefits at competitive levels, relative to individual skill sets, expertise and the peer group. The Compensation and Corporate Governance Committee reviews the completion of operational metrics, strategic objectives and the financial performance of Harvest compared to a peer group currently comprised of oil and gas royalty trusts and companies to determine what performance level has been achieved. Harvest has adopted a strong commitment to a "pay for performance" philosophy throughout the organization and this approach will be reflected in appropriate differentiation in annual grants of short-term incentives and long-term incentives provided to individual members of the executive team. Further, Harvest considers carefully the mix between short-term compensation and long-term compensation granted to the executive with particular concern for the retention features of any long-term incentives granted as well as the alignment of the interests of the executives to those of the securityholders. All components of executive compensation including base salary, benefits, short-term incentives and long-term incentives are reviewed by the Compensation and Corporate Governance Committee annually to ensure that the above-stated objectives of the plan are met.

Harvest’s compensation structure includes a short-term incentive plan, or annual bonus plan, which offers performance-based incentives relative to the achievement of certain annual objectives. The plan is based on the premise of pay for performance, where performance is measured on a comparable basis to other industry peers. The short-term incentives are paid annually and are based on an evaluation of Harvest's prior year performance.

Comparisons are made to performance targets specific to corporate operational goals as well as to performance metrics relative to the peer group. These metrics include relative return as compared to the peer group. The performance metrics are weighted and considered relative to the Harvest’s fundamental goal of value creation for its securityholders. The Committee has the discretion to adjust the final performance factors when considering other qualitative factors relative to building longer-term value. Included among the performance metrics used to determine the annual short-term incentive are performance relative to the peer group, and execution of strategic and operational goals and long-term value creation.

Harvest’s compensation plan for the Named Executive Officers consists of a combination of base salary, bonuses and short-term and long-term incentives. The Compensation and Corporate Governance Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other similarly sized Canadian conventional oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the annual Canadian oil and gas industry salaries and benefits survey prepared by Mercer Human Resource Consulting (" Mercer"), a firm of independent consultants that regularly reviews compensation practices in Canada.

The compensation of Named Executive Officers at Harvest is comprised of the following components:  base salary, short-term incentives and long-term incentives.  These three components support Harvest’s long-term sustainability strategy and the following objectives:

·	alignment of executive and securityholders’ interests;
·	attraction and retention of highly qualified individuals by remaining competitive with Harvest’s peers;
·	focus on performance by rewarding executives for the achievement of business objectives and financial results;
·	support of retention of key executives for leadership succession.

CEO Compensation

The compensation for the President and Chief Executive Officer ("CEO") is set annually by the Harvest Board.  Salary, bonus, short-term incentives and long-term incentives  (defined below) are determined based on both comparable compensation in the marketplace, as published by Mercer, and individual performance against set objectives.

In particular, the Compensation and Corporate Governance Committee considered a group of industry peers, including the following listed companies, for which comparison was most relevant.  In determining this group, the Committee placed emphasis on daily oil and gas production volumes, which provide a reasonable measure of the competitor’s size, and those peers with which Harvest competes for individual talent within the oil & gas industry.

2009 Group of Industry Peers

· Advantage Oil & Gas Ltd.	· Paramount Energy Trust
· ARC Energy Trust	· Pengrowth Energy Trust
· Baytex Energy Trust	· Penn West Energy Trust
· Bonavista Energy Trust	· Provident Energy Trust
· Crescent Point Energy Corp.	· Trilogy Energy Trust
· Enerplus Resources Fund	· Vermilion Energy Trust
· NAL Oil & Gas Trust

The Compensation and Corporate Governance Committee reviewed the CEO’s performance in 2009 against several specific corporate and individual goals and objectives. These included goals relating to financial returns, asset quality, production and reserve levels on an absolute and per Trust Unit basis, refining output, operating and administrative costs, reserve replacement costs, recycle ratios, oil refining margins, balance sheet strength, and employee and organizational culture issues.  In addition, performance was assessed against specific goals concerning safety and environment issues, corporate governance, staff development, and involvement and leadership within industry and the community.  Performance in these areas was reviewed on both a stand-alone basis and relative to other oil and gas entities, where applicable. Based on the review, the CEO’s salary, bonus, short-term incentive and long-term incentive compensation were determined accordingly.

Other than the performance measures described above, the Compensation and Corporate Governance Committee has not established additional strict predetermined quantitative performance criteria linked to the setting of the CEO’s salary level or the payment of bonuses.

The committee also reviewed the performance of the other Named Executive Officers in relation to similar goals in their respective areas of responsibility and determined their salaries, bonuses, short-term incentive and long-term incentive compensation accordingly.

Elements of Compensation

Base Salaries

Base salaries for employees (including the Named Executive Officers) are determined with reference to comparable marketplace salaries, as published by Mercer.  Harvest’s base salary structure is competitive with other Canadian independent oil and gas royalty trusts and similar sized oil and natural gas companies and is targeted at the median of Harvest’s peer group.  In addition to the information published by Mercer, the amount of base salaries is further adjusted based on an overall determination of the Trust's and the individual's performance.  The Compensation and Corporate Governance Committee has not established additional strict predetermined quantitative performance criteria linked to the setting of salary levels.

Short-Term Incentive Program

All employees (including the Named Executive Officers) are eligible to participate in Harvest's annual short-term incentive program, which is designed to reward individual and corporate performance in the form of cash bonus payments.  These bonus payments are determined with reference to comparable marketplace amounts, as published by Mercer.  Awards are intended to be competitive with Harvest’s peer group if average individual and corporate performance is achieved, and exceed the average if performance is better. The measures used to assess performance include changes in production and reserves per Trust Unit, total unitholder return (capital appreciation plus distributions) and individual contributions to Harvest.

The amount of bonus payments is not set in relation to any specific formula or criterion but is the result of an overall determination of the Trust's and the individual's performance.  The Compensation and Corporate Governance Committee has not established strict predetermined quantitative performance criteria linked to the payment of bonuses.

Long-Term Trust Unit Rights Incentive Plan and Unit Award Incentive Plan

Prior to the KNOC Arrangement, rights were granted under the Trust Unit Rights Incentive Plan and Unit Award Incentive Plan in 2009 to directors, officers (including the Named Executive Officers), employees and other service providers upon their commencement of service and additional grants were made periodically to recognize the exemplary performance or special contributions and to replace vested and/or expired rights.  Annual grants were also made based on individual performance and Harvest’s performance during the most recently completed financial year in relation to expected performance.

 All outstanding Trust Unit Rights and Units Awards were terminated pursuant to the KNOC Arrangement.  Holders of Trust Unit Rights received, for each Trust Unit Right held, a cash payment equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeded the exercise price thereof, the holders of Unit Awards received for each Unit Award $10.00 in cash for each Trust Unit issuable on the exercise of such Unit Award.  The Trust Unit Rights Incentive Plan and Unit Award Incentive Plan ceased to be effective following completion of the KNOC Arrangement.

Summary

The Compensation and Corporate Governance Committee believes that long-term securityholder value is enhanced by compensation based upon corporate performance achievements.  Through the elements of compensation described above, a significant portion of the compensation for all employees, including the Named Executive Officers, is based on corporate performance as well as industry-competitive pay practices.  It is the view of the Compensation and Corporate Governance Committee and of the Harvest Board that the compensation granted to the Trust's executive team was consistent with the desired objectives. The industry in which the Trust operates has highly competitive compensation practices and it is a significant challenge to attract and retain qualified senior executives. One of the competitive advantages of Harvest is that it possesses a highly skilled and effective senior management team.

 Summary Compensation Table

The following table sets forth for the year ended December 31, 2009 information concerning the compensation paid to our CEO, Chief Financial Officer ("CFO") and the next three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) other than the CEO and CFO at December 31, 2009 whose total compensation for the year so ended was more than $150,000 (each a "Named Executive Officer" or "NEO" and collectively the "Named Executive Officers" or "NEO’s").

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Unit- based awards (2) ($)	Option- based awards (3) ($)	Annual incentive plans (4)	Long- term incentive plans	Pension value ($)	All other compensation (5)	Total compensation ($)
John Zahary (1)(6) Chief Executive Officer	2009 2008	380,000 380,000	nil 68,000	nil 134,000	310,000 325,000	-	-	1,471,544 48,645	2,161,544 955,645
Bob Fotheringham former Chief Financial Officer	2009 2008	240,000 240,000	nil 47,600	nil 80,400	130,000 130,000	-	-	839,150 33,921	1,209,150 531,921
Robert Morgan (1) Chief Operating Officer, Upstream	2009 2008	240,000 240,000	nil 54,400	nil 87,100	157,000 165,000	-	-	867,502 34,449	1,264,502 580,949
Brad Aldrich (1) Chief Operating Officer, Downstream	2009 2008	240,000 240,000	nil 54,400	nil 87,100	157,000 165,000	-	-	955,625 31,980	1,352,625 578,480
Neil Sinclair Vice President, Operations	2009 2008	192,501 185,010	nil 34,000	nil 33,500	60,800 70,304	-	-	153,731 28,441	407,032 351,255

Notes:

(1)
Harvest Operations has entered into employment agreements with each of Zahary, Morgan and Aldrich.  Please see the section below entitled "Termination and Change of Control Benefits - Employment Contracts" for further details.

(2)
Unit-based awards consisted of Unit Awards granted pursuant to the Unit Award Incentive Plan.  The method of calculation and the assumptions used are the same as those used by the Trust in calculating its liability under this plan in its consolidated financial statements for the year ended December 31, 2009.

(3)
Option-based awards consisted of Incentive Rights issued pursuant to the Trust Unit Rights Incentive Plan.  The method of calculation and the assumptions used are the same as those used by the Trust in calculating its liability under this plan in its consolidated financial statements for the year ended December 31, 2009.

(4)	The above amounts were paid to each Named Executive Officer shortly after the end of the fiscal year.
(5)	Includes the employer’s contributions to each Named Executive Officer’s savings plan (equal to 10% of salary) and other taxable benefits.
(6)	Mr. Zahary is a director of Harvest Operations, but did not receive compensation for his services as a director.

The total cash compensation (salary plus annual bonus) paid to our CEO, CFO and the next three most highly compensated executive officers whose total compensation was more than $150,000 as a percentage of annual cash flow from operations was 0.45%, 0.33%  and  0.22%  for 2009, 2008 and 2007 respectively.

CEO Summary Compensation Statement

CEO Compensation – John E. Zahary

	Total	2009		2008	2007
Annual Compensation
Base Salary	$1,115,000	$380,000		$380,000	$355,000
Variable Compensation
Annual Bonus	$635,000	$310,000		$325,000	-
Incentive Rights Granted	375,000	-		200,000	175,000
Value of Incentive Rights (1)	$657,775	-		$134,000	$523,775
Unit Awards Granted	13,000	-		10,000	3,000
Value of Unit Awards (2)	$119,750	-		$68,000	$51,750
Total Direct Compensation	$2,527,525	$690,000		$907,000	$930,525
Savings Plan Contributions	$111,500	$38,000		$38,000	$35,500
Other taxable benefits	$1,454,220	$1,443,544		$10,645	$10,031
Total Compensation	$4,093,245	$2,161,544		$955,645	$976,056
As a % of Net Income		n/a	(3)	0.19	n/a	(3)
As a % of Operating Cashflow		0.16		0.14	0.15

  Notes:

1.	The value of the Incentive Rights is calculated using the binomial lattice methodology.
2.	The value of the Unit Awards is calculated using the binomial lattice methodology.
3.	The Trust incurred a net loss in 2009 and in 2007.

Incentive Plan Awards

Value Vested or Earned During the Year

Ordinary Vesting

The following table sets forth, for each Named Executive Officer, the value of all option-based and unit-based awards that vested, and the value of all non-equity incentive plan compensation earned, during the year ended December 31, 2009, without giving effect to the accelerated vesting of any such awards as a result of the "change of control" of the Trust occasioned by the KNOC Arrangement.

Name	Option-based awards (1) – Value vested during year (2) ($)	Unit-based awards (3) – Value vested during year (4) ($)	Non-equity incentive plan compensation – Value earned during year ($)
John Zahary	$27,000	$78,405	nil
Bob Fotheringham	$16,200	$52,791	nil
Robert Morgan	$17,550	$63,365	nil
Brad Aldrich	$17,550	$107,561	nil
Neil Sinclair	$6,750	$34,303	nil
(1)
Option-based awards consist of incentive rights to purchase Trust Units issued to the Named Executive Officer pursuant to the former Trust Unit Rights Incentive Plan of the Trust.  Each vested right entitled the holder to acquire, on exercise, one Trust Unit on payment of a stipulated exercise price.

(2)
The value of such option-based awards has been calculated as the value that would have been realized if the vested rights had been exercised on the vesting date based on the difference between the market price of the Trust Units on the TSX on that date and the exercise price of the rights.

(3)
Unit-based awards consist of unit awards granted to the Named Executive Officer pursuant to the former Unit Award Incentive Plan of the Trust.  Each vested unit award entitled the holder to receive, on exercise, the number of Trust Units that were then subject to the award or, with the consent of the Harvest Board, a cash payment in lieu thereof based on the then current market value of such underlying Trust Units.  The number of Trust Units subject to a unit award was based on the "adjustment ratio" at the time of exercise, which was initially set at one (1) and was subject to cumulative compounding adjustments on each date that cash distributions accrued to the Trust Units.

(4)
The value of such unit-based awards has been calculated by multiplying the number of Trust Units issuable on exercise of the vested unit awards by the market price of the Trust Units on the TSX on the vesting date.

Accelerated Vesting

Completion of the KNOC Arrangement on December 22, 2009 constituted a "change of control" of the Trust for the purposes of the former Trust Unit Rights Incentive Plan of the Trust and the former Unit Award Incentive Plan of the Trust, and resulted in the accelerated vesting of all rights and unit awards previously issued thereunder that had not yet vested.

Under the KNOC Arrangement, all rights issued under the former Trust Unit Rights Incentive Plan of the Trust and all awards issued under the former Unit Award Incentive Plan of the Trust (whether vested or unvested) were transferred and terminated in exchange for a cash payment equal to: (i) in respect of each such right, the greater of $0.01 and the amount, if any, by which $10.00 exceeds the exercise price thereof; and (ii) in respect of each such award, $10.00 for each Trust Unit issuable on the exercise thereof.

The following table sets forth, for each Named Executive Officer, the value of all option-based and unit-based awards that vested during the year ended December 31, 2009 on an accelerated basis as a result of the "change of control" of the Trust occasioned by the KNOC Arrangement, with the value of all such accelerated awards based on the consideration paid therefore pursuant to the KNOC Arrangement.

Name	Option-based awards (1) – Value vested as a result of the KNOC Arrangement (2) ($)	Unit-based awards (3) – Value vested as a result of the KNOC Arrangement (4) ($)
John Zahary	$96,080	$80,884
Bob Fotheringham	$57,600	$59,437
Robert Morgan	$62,400	$65,411
Brad Aldrich	$62,400	$65,411
Neil Sinclair	$24,000	$37,187

Notes:

(1)
Option-based awards consist of incentive rights to purchase Trust Units issued to the Named Executive Officer pursuant to the former Trust Unit Rights Incentive Plan of the Trust.  Each vested right entitled the holder to acquire, on exercise, one Trust Units on payment of a stipulated exercise price.

(2)
The value of such rights has been calculated as the amount payable under the KNOC Arrangement in consideration for the rights for which vesting was accelerated as a result of the "change of control" occasioned by the KNOC Arrangement, being an amount equal to, in respect of each such right, the greater of $0.01 and the amount, if any, by which $10.00 exceeds the exercise price thereof.

(3)
Unit-based awards consist of unit awards granted to the Named Executive Officer pursuant to the former Unit Award Incentive Plan of the Trust.  Each vested unit award entitled the holder to receive, on exercise, the number of Trust Units that were then subject to the award or, with the consent of the Harvest Board, a cash payment in lieu thereof based on the then current market value of such underlying Trust Units.  The number of Trust Units subject to a unit award was based on the "adjustment ratio" at the time of exercise, which was initially set at one (1) and was subject to cumulative compounding adjustments on each date that cash distributions accrued to the Trust Units.

(4)
The value of such awards has been calculated as the amount payable under the KNOC Arrangement in consideration for the awards for which vesting was accelerated as a result of the "change of control" occasioned by the KNOC Arrangement, being an amount equal to, in respect of each such award, $10.00 for each Trust Unit issuable on the exercise thereof.

Incentive Plan Awards

 Grants Made During the Year

Neither Trust Unit Rights nor Unit Awards were issued to the Named Executive Officers during the year ended December 31, 2009.

Termination and Change of Control Benefits

Current Arrangements

Harvest Operations has entered into an executive employment agreement with each of John Zahary (President and Chief Executive Officer), Rob Morgan (Chief Operating Officer - Upstream) and Brad Aldrich (Chief Operating Officer - Downstream).  Each such agreement provides that, in the event of termination of employment without cause, the executive shall be entitled to receive a cash payment equal to a multiple of the executive's total monthly compensation based on (i) his then annual base salary, (ii) an amount equal to 20% of base salary for loss of benefits and (iii) an amount equal to the average annual bonus payments made in the two prior years (or the last annual bonus or a reasonable estimate thereof if only one bonus year or no bonus year has been completed, as the case may be), plus any amount that the executive may be entitled to receive under any long-term incentive plan of Harvest Operations.  The agreed multiple is 15 months of total monthly compensation plus one additional month for each full or partial year of service under the agreement (commencing December 22, 2009) to a maximum of 18 months.

If the employment of any of Messrs. Zahary, Morgan or Aldrich is terminated for cause or in the event of permanent disability (within the meaning of the employment agreement), or if any such executive shall voluntarily resign his employment, the executive shall be entitled to receive payment of any earned but unpaid base salary, but shall not be entitled to receive any bonus, severance or termination pay or other payment for loss of employment.

The following table discloses the estimated payments that would have been made to each of the identified Named Executive Officers pursuant to their respective employment agreements if their employment had been terminated on December 31, 2009 without cause.

Estimated Termination Payment
John Zahary	$1,787,392
Rob Morgan	$1,005,683
Brad Aldrich	$1,005,683
Total	$3,798,758

Previous Arrangements

Completion of the KNOC Arrangement on December 22, 2009 constituted a "change of control" of the Trust for the purposes of the executive employment agreements then in effect between Harvest Operations and each of Messrs. Zahary, Morgan and Aldrich as well as Robert Fotheringham, the former Chief Financial Officer. Accordingly, pursuant to the terms of those agreements, upon completion of the KNOC Arrangement each such officer became entitled to receive a payment based on his then current annual base salary and prior year bonuses.  Aggregate cash compensation of approximately $2,625,000 was paid to these executive officers following completion of the KNOC Arrangement, as follows: (i) John Zahary received a payment of $927,750; (ii) Robert Fotheringham received a payment of $585,750; and (iii) each of Rob Morgan and Brad Aldrich received a payment of $555,750.

Compensation of Directors

Each of the directors of Harvest Operations Corp., except for John E. Zahary, was paid an annual retainer of $20,000, as well as $500 for each Board meeting attended, $500 for each committee meeting attended (if on a date different from a Board meeting date) and was entitled to reimbursement for expenses incurred in carrying out his duties as director. Where applicable, retainer fees were pro-rated for a partial year’s service. The directors were entitled to participate in the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

The following table sets forth all compensation provided to the directors of Harvest Operations  for the most recently completed financial year, December 31, 2009.  The US directors are paid in US dollars and for reporting purposes these amount have been converted to Canadian dollars at the average exchange rate for the year.

Name	Fees earned ($)	Option based awards ($)	All other compensation ($)	Total compensation ($)
M. Bruce Chernoff (1)	$24,500	$19,200	Nil	$43,700
John A. Brussa (1)	$24,000	$38,620	$48,013	$110,633
William A. Friley Jr.	$24,500	$19,700	$14,895	$59,095
Verne G. Johnson (1)	$25,000	$38,620	$32,845	$96,465
Hector J. McFadyen (1)	$24,000	$38,620	$102,857	$165,477
William Robertson	$23,500	$19,400	Nil	$42,900
(1) As at December 22, 2009 these directors resigned from the Harvest Board in connection with the completion of the KNOC Arrangement. In January 2010 Dr. Seong-Hoon Kim was appointed Chairman of the Harvest Board, and Dennis Balderston, J. Richard Harris, Hong-Geun Im and Chang-Koo Kang were appointed as directors. William A. Friley Jr. and William D. Robertson also resigned from the Harvest Board in connection with the KNOC Arrangement but were re-appointed to the Harvest Board in January 2010.

Directors earn fees based on attendance at meetings either in person or remotely.  Chairs of the audit committee earn an added per-meeting fee.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" (" NI 58-101") and the TSX requires listed companies to provide, on an annual basis, the corporate governance disclosure that is prescribed by NI 58-101.

The prescribed corporate governance disclosure for Harvest is that contained in Form 58-101F1 which is attached to NI 58-101 (" Form 58-101F1 Disclosure").

The corporate governance structure of Harvest is not the same as for a corporation.  Harvest Operations, by agreement with the Trustee of the Trust, is responsible for the overall governance of Harvest.  Harvest Operations is, in turn, managed by the Harvest Board.  The Harvest Board is, in effect, responsible for the overall stewardship and governance of Harvest, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Harvest's corporate governance practices as at the date hereof, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

Harvest Board

1.	Disclose the identity of directors who are independent.

The Harvest Board has determined that the following four (4) directors of Harvest Operations are independent:

J. Richard Harris
Dennis Balderston
William A. Friley Jr.
William D. Robertson

2.	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Dr. Seong-Hoon Kim is not independent. He is the Senior Executive Vice President & Executive Board Member of KNOC.

Hong-Geun Im is not independent. He is the Executive Vice President, New Ventures & Exploration for KNOC.

Chang-Koo Kang is not independent. He is the Vice President, Finance Management Department for KNOC.

John E. Zahary is not independent.  He is the President & Chief Executive Officer of Harvest Operations

3.
Disclose whether or not a majority of directors is independent.  If a majority of directors is not independent, describe what the Harvest Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Harvest Board has determined that one-half (50%) of the directors of Harvest Operations are independent.

4.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of Harvest Operations are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
William D. Robertson	Inter Pipeline Fund
Cinch Energy Corp.
Dennis Balderston	Suroco Energy Inc.
Ember Resources Inc.
Avenir Diversified Income Trust
John E. Zahary	Triton Energy Corp.

5.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Harvest Board does to facilitate open and candid discussion among its independent directors.

In accordance with the mandate of the Harvest Board as well as the mandate of each of the Audit Committee, the Compensation and Corporate Governance Committee and the Reserves, Safety and Environment Committee, at the end of or during each meeting of the Harvest Board or Audit Committee, the Compensation and Corporate Governance Committee and the Reserves, Safety and Environment Committee, as applicable, the members of management of Harvest Operations and KNOC who are present at such meeting may be asked to leave the meeting in order that the independent directors can discuss any necessary matters without management of Harvest Operations and KNOC being present.

6.
Disclose whether or not the chair of the Harvest Board is an independent director.  If the Harvest Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Harvest Board has neither a chair that is independent nor a lead director that is independent, describe what the Harvest Board does to provide leadership for its independent directors.

The Harvest Board has determined that Dr. Seong-Hoon Kim, the Chairman of the Harvest Board, is not independent. As the Chairman, Dr. Kim provides overall leadership to the Harvest Board. Independent directors are included on every committee of the Harvest Board including the Audit Committee, the Compensation and Corporate Governance Committee and the Reserves, Safety and Environment Committee. In the case of the Audit Committee and Reserves, Safety and Environment Committee the chairman of each of the committees is an independent director. The Chairman communicates with all directors and committee chairs to co-ordinate input from directors and optimize the effectiveness of the Harvest Board and its committees.  The Chairman communicates regularly with the Chief Executive Officer to ensure that the Harvest Board receives adequate and regular updates on all issues important to the direction of Harvest. Independent directors are encouraged to communicate with the Chairman and the Chief Executive Officer.

7.	Disclose the attendance record of each director for all Harvest Board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each of the directors of Harvest Operations is as follows:

Name of Director	Harvest Board Meetings Attended	Committee Meetings Attended

John E. Zahary	8 out of 8 (100%)	4 out of 4 (100%)

William A. Friley Jr.	8 out of 8 (100%)	2 out of 4 (50%)

William D. Robertson	7 out of 8 (88%)	4 out of 4 (100%)

Note:  All of the above meetings included an in camera session without members of management present.

Harvest Board Mandate

1.	Disclose the text of the Harvest Board's written mandate. If the Harvest Board does not have a written mandate, describe how the Harvest Board delineates its role and responsibilities.

The mandate of the Harvest Board is attached as Appendix E hereto.

Position Descriptions

1.
Disclose whether or not the Harvest Board has developed written position descriptions for the chair and the chair of each Harvest Board committee.  If the Harvest Board has not developed written position descriptions for the chair and/or the chair of each Harvest Board committee, briefly describe how the Harvest Board delineates the role and responsibilities of each such position.

The Harvest Board has developed written position descriptions for the Chairman of the Harvest Board as well as the Chairman of each of the Audit Committee, the Compensation and Corporate Governance Committee, and the Reserves, Safety and Environment Committee.

2.
Disclose whether or not the Harvest Board and CEO have developed a written position description for the CEO.  If the Harvest Board and the CEO have not developed such a position description, briefly describe how the Harvest Board delineates the role and responsibilities of the CEO.

The Harvest Board has developed a position description for the President and Chief Executive Officer of Harvest Operations.

Orientation and Continuing Education

1.
Briefly describe what measures the Harvest Board takes to orient new directors regarding: (i) the role of the Harvest Board, its committees and its directors; and (ii) the nature and operation of the issuer's business.

The Compensation and Corporate Governance Committee has the mandate to develop for approval by the Harvest Board, an orientation and education program for new Harvest Board members in order to ensure that new directors are familiarized with Harvest's business, including Harvest's field operations, management, administration, policies and plans, and the procedures of the Harvest Board.  When a new director is appointed to the Harvest Board and/or one of its committees the director is provided with copies of Harvest's most recent Annual Report, Quarterly Report and Annual Information Form, as well as a copy of the Harvest Board Mandate and relevant Committee Mandates.

2.
Briefly describe what measures, if any, the Harvest Board takes to provide continuing education for its directors.  If the Harvest Board does not provide continuing education, describe how the Harvest Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Harvest Operations encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars . From time to time, Harvest organizes guest seminars for the benefit of its directors related to various relevant topics.

Ethical Business Conduct

1.
Disclose whether or not the Harvest Board has adopted a written code for the directors, officers and employees.  If the Harvest Board has adopted a written code; disclose how a person or company may obtain a copy of the code;

The Harvest Board has adopted a code of ethics applicable to all members of Harvest Operations, including directors,  officers and employees.  In addition, the Harvest Board has adopted a code of ethics specifically applicable to its senior officers.  Each director, officer and employee of Harvest Operations has been provided with a copy of the applicable code of ethics.  In addition, a copy of each code of ethics has been filed on SEDAR at www.sedar.com.

2.
Describe how the Harvest Board monitors compliance with its code, or if the Harvest Board does not monitor compliance, explain whether and how the Harvest Board satisfies itself regarding compliance with its code; and

The Harvest Board monitors compliance with the codes of ethics by requiring each of the officers and employees of Harvest Operations to affirm in writing on hiring and annually thereafter their compliance with the applicable code of ethics.

3.
Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the year ended December 31, 2009, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation's code of ethics.

4.
Describe any steps the Harvest Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the ABCA, directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

5.	Describe any other steps the Harvest Board takes to encourage and promote a culture of ethical business conduct.

The Harvest Board has also adopted a "Whistleblower Policy" wherein employees of Harvest Operations are provided with a mechanism by which they can raise concerns in a confidential and anonymous manner.

Nomination of Directors

1.	Describe the process by which the Harvest Board identifies new candidates for Harvest Board nomination.

The responsibility for proposing new nominees to the Harvest Board falls within the mandate of the Compensation and Corporate Governance Committee.  New candidates for nomination to the Harvest Board are identified and selected having regards to the strengths and constitution of the Harvest Board members and the perception of the Compensation and Corporate Governance Committee of the needs of Harvest.

2.
Disclose whether or not the Harvest Board has a nominating committee composed entirely of independent directors.  If the Harvest Board does not have a nominating committee composed entirely of independent directors, describe what steps the Harvest Board takes to encourage an objective nomination process.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Harvest Board, is comprised of Dr. Seong-Hoon Kim, Hong-Geun Im, Chang-Koo Kang and William A. Friley Jr., Mr. Friley is independent.

3.	If the Harvest Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Harvest Board, also assists the Harvest Board in matters pertaining to its approach to governance issues, the organization and composition of the Harvest Board, the organization and conduct of Harvest Board meetings, and the effectiveness of the Harvest Board in performing and fulfilling its responsibilities.

In addition to any other duties and authorities delegated to it by the Harvest Board from time to time, the Compensation and Corporate Governance Committee has the authority and responsibility for each of the following matters:

·
annually reviewing the mandates of the Harvest Board and its committees and recommending to the Harvest Board such amendments to those mandates as the Compensation and Corporate Governance Committee believes are necessary or desirable;

·	considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

·	making recommendations to the Harvest Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

·
reviewing on a periodic basis the composition of the Harvest Board and ensuring that an appropriate number of independent directors sit on the Harvest Board, analyzing the needs of the Harvest Board and recommending nominees who meet such needs;

·
assessing, at least annually, the effectiveness of the Harvest Board as a whole, the committees of the Harvest Board and the contribution of individual directors, including considering the appropriate size of the Harvest Board;

·
recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Harvest Board and governing the desirable individual characteristics for directors;

·	as required, overseeing the development, for approval by the Harvest Board, an orientation and education program for new recruits to the Harvest Board;

·
acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Harvest Board meeting, including the performance of management or individual members of management or the performance of the Harvest Board or individual members of the Harvest Board;

·	developing and recommending to the Harvest Board for approval and periodically review structures and procedures designed to ensure that the Harvest Board can function effectively and independently;

·	reviewing annually the Compensation and Corporate Governance Committee's Mandate and Terms of Reference;

·	reviewing and considering the engagement at the expense of Harvest Operations of professional and other advisors by any individual director when so requested by any such director;

·	establishing, reviewing and updating periodically a Code of Business Conduct and Ethics (the " Code") and ensuring that management has established a system to monitor compliance with this code; and

·	reviewing management's monitoring of Harvest Operations compliance with the organization's Code.

Compensation

1.	Describe the process by which the Harvest Board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The Compensation and Corporate Governance Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks of being an effective director.  The Compensation and Corporate Governance Committee benchmarks directors' compensation against compensation received by directors in similar positions. The Harvest Board will set director compensation based upon recommendations from this committee.

Please see ”Executive Compensation – Compensation of Directors” in this Annual Information Form for information regarding compensation of our directors.

Compensation of Officers

Please refer to the Executive Compensation section on pages 78 through 83 of this Annual Information Form for a discussion of the process by which the Harvest Board determines the compensation for Harvest’s officers.

Disclose whether or not the Harvest Board has a compensation committee composed entirely of independent directors.  If the Harvest Board does not have a compensation committee composed entirely of independent directors, describe what steps the Harvest Board takes to ensure an objective process for determining such compensation.

The Harvest Board has appointed the Compensation and Corporate Governance Committee; whose members are Dr. Seong-Hoon Kim, Hong-Geun Im, Chang-Koo Kang and William A. Friley Jr. Mr. Friley is independent.

If the Harvest Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation and Corporate Governance Committee is responsible to the Harvest Board for reviewing matters relating to the human resource policies, employee retention and short and long-term compensation of the directors, officers and employees of Harvest Operations and its subsidiaries in the context of the budget and business plan of Harvest Operations.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation and Corporate Governance Committee has not engaged any advisors during 2009 to assist in developing compensation for Harvest's directors and officers other than relying on the market compensation information published by Mercer.

Other Harvest Board Committees

1.	If the Harvest Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation and Corporate Governance Committee, the Harvest Board has also appointed a Reserves, Safety and Environment Committee.

The Reserves, Safety and Environment Committee is comprised of J. Richard Harris, John E. Zahary and William A Friley Jr.  The Reserves, Safety and Environment Committee's responsibilities include reviewing the annual evaluation reports on our oil and gas reserves, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on our oil and natural gas reserves and meeting with the engineers employed or otherwise retained by those who prepare such reports.

The Reserves, Safety and Environment Committee is also responsible for monitoring Harvest’s performance in the areas of safety and environmental stewardship and providing strategic direction in those areas when required.

Assessments

1.
Disclose whether or not the Harvest Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Harvest Board satisfies itself that the Harvest Board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee is responsible for reviewing, on an ongoing basis, the effectiveness of the Harvest Board as a whole and its committees and the contribution and effectiveness of each individual director.  The Compensation and Corporate Governance Committee, which includes the Chairman of the Harvest Board, assesses the performance of each director, each committee and the Harvest Board as a whole on a regular basis, including having each director complete a yearly self-assessment and questionnaire.  The Compensation and Corporate Governance Committee also annually reviews the need to recruit and recommend new candidates to fill vacancies on the Harvest Board giving consideration to their competencies, skills and personal qualities with a view of improving the overall effectiveness of the Harvest Board.  The Compensation and Corporate Governance Committee then recommends to the Harvest Board the nominees for election at each annual meeting.

The Compensation and Corporate Governance Committee also develops and reviews the Trust's approach to corporate governance matters and reviews, develops and recommends to the Harvest Board for approval, procedures designed to ensure that the Harvest Board can function independently of management.

CONFLICTS OF INTEREST

Directors and officers of Harvest Operations may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise (see "Risk Factors").  Properties will not be acquired from officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of Harvest Operations and the Trust.  No assurances can be given that opportunities identified by such Harvest Board members will be provided to Harvest Operations and the Trust.

LEGAL AND REGULATORY PROCEEDINGS

There are no legal proceedings which the Trust or any subsidiary of the Trust is or was a party to, or that any of their property is or was the subject of during the year ended December 31, 2009, nor are there any proceedings known to Harvest to be contemplated that involves a claim for damages exceeding ten per cent of our current assets, other than methyl tertiary butyl ether (" MTBE") proceedings against North Atlantic in The State of New Hampshire versus Amerada Hess Corp. et al, in of more than 100 MTBE product liability litigation cases that have been consolidated for pre-trial purposes in this matter.  The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE.  Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants.  All consolidated law suits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims.  Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements in respect of this matter.  In addition, Harvest received an indemnity under the Purchase and Sale Agreement from the vendor of the shares of North Atlantic, Vitol Group, in respect of this contingent liability.

There were no penalties or sanctions imposed against the Trust or any subsidiary of the Trust by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2009 or any other penalties or sanctions imposed by a court or regulatory body against the Trust or any subsidiary of the Trust that would likely be considered important to a reasonable investor in making an investment decision.  No settlement agreements were entered into by the Trust or any subsidiary of the Trust with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2009.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Annual Information Form, no director or executive officer of Harvest Operations, no person that beneficially owns, or controls or directs, directly or indirectly more than 10% of the outstanding Trust Units, and no known associate or affiliate of, any such person, has a material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Trust.

AUDITORS

KPMG LLP, Chartered Accountants, have been appointed auditor of the Trust.  KPMG LLP has been the Trust’s auditor since 2002.

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company, at its principal offices in Calgary, Alberta, is the transfer agent and registrar of the 6.5% Debentures Due 2010, 7.25% Debentures Due 2013, 7.25% Debentures Due 2014, and 7.5% Debentures Due 2015.  The transfer agent and registrar of the 6.40% Debentures Due 2012 is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by the Trust within the most recently completed financial year, or before the most recently completed financial year but still in effect, are the following:

1.	the Trust Indenture pursuant to which the Trust was established, as described in under “General Description of Capital Structure – Trust Units and the Trust Indenture";

2.	the Debenture Indenture, as described under "General Description of Capital Structure – Debentures and the Debenture Indenture";

3.	the Indenture between Harvest Operations, the Subsidiary Guarantors, the Trust and U.S. Bank National Association entered into in connection with the 7⅞% Senior Notes;

4.	Amended and Restated Credit Agreement dated October 19, 2006 relating to the Credit Facility;

5.	the May 7, 2007 Amending Agreement to the Amended and Restated Credit Agreement;

6.	the December 21, 2009 Amending Agreement to the Amended and restated Credit Agreement;

7.	the SOA described under “Downstream Business – Supply and Offtake Agreement”.

Copies of each of these documents have been filed on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Trust during, or related to, the Trust's most recently completed financial year other than McDaniel and GLJ, the Independent Reserve Engineering Evaluators and KPMG LLP, the Trust's auditors.  As at the date hereof, none of the principals of McDaniel and GLJ as a group, directly or indirectly, owned more than 1% of any class of securities of the Trust and KPMG LLP has advised Harvest's Audit Committee that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust.

ADDITIONAL INFORMATION

Additional financial information is provided in Harvest's audited consolidated financial statements and notes thereto for the year ended December 31, 2009 and Harvest’s management’s discussion and analysis for the year ended December 31, 2009 which may be found on SEDAR at www.sedar.com.

APPENDIX A

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Harvest Operations Corp. (" Harvest Operations") on behalf of Harvest Energy Trust (the " Trust") are responsible for the preparation and disclosure of information with respect to Harvest Operations’ and the Trust's other subsidiaries' oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Harvest Operations’ and the Trust's other subsidiaries' reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves, Safety & Environment Committee (the " RSE Committee") of the board of Harvest Operations has:

(a)	reviewed Harvest Operations’ procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The RSE Committee of the board of directors of Harvest Operations has reviewed Harvest Operations’ procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The board of directors of Harvest Operations has, on the recommendation of the RSE Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and natural gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(signed) "John Zahary"	(signed) "Rob Morgan"
John Zahary	Rob Morgan
President & CEO	COO, Upstream

(signed) "J. Richard Harris"	(signed) "William A. Friley Jr."
J. Richard Harris	William A. Friley Jr.
Director and Chairman of the RSE Committee	Director and Member of the RSE Committee

March 23, 2010

1

APPENDIX B

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Harvest Operations Corp. (the " Harvest Operations"):

1.
We have evaluated Harvest Operations’  and Harvest Energy Trust's other subsidiaries' reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of Harvest Operations’ management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute on Mining, Metallurgy & Petroleum (Petroleum Society).

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

5.
The following table sets forth the estimated future net revenue (before deductions of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs, and calculated using a discount rate of 10 percent, included in the reserves data of Harvest Operations  evaluated by us for the year ended December 31, 2009. This table also identifies the respective portions thereof that we have evaluated and reported on to Harvest Operations’  Management and board of directors.

			Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate)($M)
Independent Qualified Reserves Evaluator or Auditor	Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
McDaniel and Associates Consultants Ltd.	February 25, 2010	Canada	-	1,492,618	-	1,492,618
GLJ Petroleum Consultants Ltd.	February 23, 2010	Canada	-	2,334,017	-	2,334,017
Totals			-	3,826,635	-	3,826,635

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

7.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective dates.

8.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

(Signed) C.B. Kowalski	(Signed)

McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada

February 25, 2010	February 23, 2010

1

APPENDIX C

HARVEST OPERATIONS AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit Committee of the Harvest Board is attached hereto as Appendix "D".  The members of the Audit Committee are Dennis Balderston, J. Richard Harris, and William D. Robertson.

Composition of the Audit Committee

The Harvest Board has determined that each member of the Audit Committee is an "independent" director and "financially literate" in accordance with National Instrument 52-110.  In considering criteria for the determination of financial literacy, the Harvest Board looked at the ability to read and understand a balance sheet, an income statement and cash flow statement of a public company as well as the director's past experience in reviewing or overseeing the preparation of financial statements.

Relevant Education and Experience

Name (Director Since)	Principal Occupation & Biography
Mr. Dennis Balderston (January 2010) Other Canadian Public Board of Director Memberships Suroco Energy Inc. Ember Resources Inc. Avenir Diversified Income Trust
Chartered Accountant and was formerly an audit partner at Ernst & Young in Calgary . As an audit partner he was responsible for a portfolio of public clients, the majority in the oil and gas sector. Now retired he has served on a number of public entity Boards and is currently a Board member of Ember Resources Inc. and Suroco Energy Inc.

Mr. J. Richard Harris (January 2010) Other Canadian Public Board of Director Memberships None
An independent oil and gas consultant in Calgary. Previously, the President of four Canadian public oil and gas companies and has served on the boards of nine other oil and gas service companies. He was a member of the Alberta Securities Commission's Oil and Gas Securities Taskforce that led to the completion of National Instrument 51-101, and he served on the Commission's Reserve Advisory Committee until his retirement from the Committee in 2005. A member of several industry societies and holds the designations of Professional Geologist in Canada and Certified Petroleum Geologist and Certified Professional Geological Scientist in the United States.

Mr. William D. Robertson (August 2008 reappointed January 2010) Other Canadian Public Board of Director Memberships Inter Pipeline Fund Cinch Energy Corp.
Mr. Robertson is a Fellow Chartered Accountant and was formerly the lead oil and gas specialist at Price Waterhouse and PriceWaterhouseCoopers in Calgary. After enjoying a 36-year career with the firm, Mr. Robertson retired from practice in 2002. Prior to this, he served on the CIM Petroleum Society Standing Committee on Reserve Definitions, the Financial Advisory Committee of the Alberta Securities Commission, the working sub committee of the Alberta Securities Commission on Oil and Gas Reporting and the Council of the Institute of Chartered Accountants of Alberta.  Mr. Robertson graduated with a Bachelor of Commerce degree from the University of Alberta.

Pre-Approval of Policies and Procedures

All non-audit or special services performed by any independent accountants must be first approved by the Audit Committee.  All remuneration provided to the Trust's auditor and any independent accountants are also approved by the Audit Committee.  The Trust's auditor meets with the Audit Committee, without management present, at least annually and more often at the request of either the Audit Committee or the auditor.

1

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Trust's external auditor in each of the last two fiscal years for audit services (audit and review of Harvest's annual financial statements and review of quarterly financial statements), were $974,000 in 2009 and $935,000 in 2008.

Audit and Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by the Trust's external auditor that are reasonably related to the performance of the audit or review of the Trust's financial statements that are not reported under "Audit Fees" above were $135,800 in 2009 and $75,000 in 2008.  These fees are primarily related to prospectus comfort letters and French translation fees.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Trust's external auditor for regular tax compliance, tax advice and tax planning were nil in 2009 and 2008.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Trust's auditors other than services reported above were nil in 2009 and 2008.

2

APPENDIX D

HARVEST OPERATIONS AUDIT COMMITTEE MANDATE AND TERMS OF REFERENCE

Role and Objective

The Audit Committee (the " Committee") is a committee of the board of directors of Harvest Operations Corp. (" Harvest Operations") to which the Harvest Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for approval of the Harvest Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.  The primary objectives of the Committee are as follows:

1.	to assist directors to meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Harvest and related matters;

2.	to provide better communication between directors and external auditors;

3.	to enhance the external auditor's independence;

4.	to increase the credibility and objectivity of financial reports; and

5.	to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1.
The Committee shall be comprised of at least three (3) directors of Harvest Operations, none of whom are members of management of Harvest Operations and all of whom are "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees (" MI 52-110") unless the Harvest Board shall have determined that the exemption contained in Section 3.6 of MI 52-110 is available and has determined to rely thereon.

2.	The Harvest Board shall appoint the Committee Chair, who shall be an unrelated director.

3.
All of the members of the Committee shall be "financially literate" (as defined in MI 52-110) unless the Harvest Board shall determine that an exemption under MI 52-110 from such requirement in respect of any particular member is available and has determined to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

1.
It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2.	It is the responsibility of the Committee to satisfy itself on behalf of the Harvest Board with respect to Harvest's Internal Control Systems:

(a)	identifying, monitoring and mitigating business risks; and

(b)	ensuring compliance with legal, ethical and regulatory requirements.

3.
It is a primary responsibility of the Committee to review the annual and interim financial statements of Harvest and related management's discussion and analysis (" MD&A") prior to their submission to the Harvest Board for approval.  The process should include but not be limited to:

1

(a)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

(b)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	ascertaining compliance with covenants under loan agreements;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(g)	reviewing unresolved differences between management and the external auditors; and

(h)	obtain explanations of significant variances with comparative reporting periods.

4.
The Committee is to review the financial statements, prospectuses, MD&A, annual information forms (" AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Harvest Board approval.  The Committee must be satisfied that adequate procedures are in place for the review of Harvest's disclosure of all other financial information and shall periodically assess the accuracy of those procedures.

5.	With respect to the appointment of external auditors by the Harvest Board, the Committee shall:

(a)	recommend to the Harvest Board the external auditors to be nominated;

(b)
recommend to the Harvest Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall report directly to the Committee;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Trust to determine the auditors' independence;

(d)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(e)
review and pre-approve any non-audit services to be provided to Harvest or its subsidiaries by the external auditors and consider the impact on the independence of such auditors.  The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

6.
Review with external auditors (and internal auditor if one is appointed by Harvest) their assessment of the internal controls of Harvest, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses.  The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Harvest and its subsidiaries.

7.	The Committee shall review risk management policies and procedures of Harvest (i.e. hedging, litigation and insurance).

2

8.	The Committee shall establish a procedure for:

(a)	the receipt, retention and treatment of complaints received by Harvest regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of Harvest of concerns regarding questionable accounting or auditing matters.

9.	The Committee shall review and approve Harvest's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Harvest.

10.	The Committee shall have the authority to investigate any financial activity of Harvest. All employees of Harvest are to cooperate as requested by the Committee.

11.
The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of Harvest without any further approval of the Harvest Board.

Meetings and Administrative Matters

1.
At all meetings of the Committee every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2.
The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

3.
A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Harvest Board unless otherwise determined by the Committee or the Harvest Board.

4.
Meetings of the Committee should be scheduled to take place at least four times per year.  Minutes of all meetings of the Committee shall be taken.  The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5.
The Committee shall meet with the external auditor at least once per year (in connection with the preparation of the year end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6.	Agendas, approved by the Chair, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7.
The Committee may invite such officers, directors and employees of Harvest Operations as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

8.	Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Harvest Board.

9.	The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Harvest Operations.

3

10.
Any members of the Committee may be removed or replaced at any time by the Harvest Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.  The Harvest Board may fill vacancies on the Committee by appointment from among its members.  If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.  Subject to the foregoing, each member of the Committee shall hold such office until the close of the next annual meeting of Unitholders following appointment as a member of the Committee.

Any issues arising from these meetings that bear on the relationship between the Harvest Board and management should be communicated to the Chairman of the Harvest Board

4

APPENDIX E

HARVEST OPERATIONS

MANDATE OF THE HARVEST BOARD

The Board of Directors of Harvest Operations is responsible for the stewardship of Harvest Operations, the other subsidiaries of Trust and the Trust to the extent delegated to Harvest Operations under the Trust Indenture (hereinafter collectively referred to as “Harvest”).  In discharging its responsibility, the Harvest Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Harvest.  In general terms, the Harvest Board will:

A.	in consultation with the President of Harvest Operations, define the principal objective(s) of Harvest;

B.	supervise the management of the business and affairs of Harvest with the goal of achieving Harvest’s principal objective(s) as defined by the Harvest Board;

C.	discharge the duties imposed on the Harvest Board by applicable laws; and

D.	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Harvest Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Harvest Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1.	require Management to present annually to the Harvest Board a longer range strategic plan and a shorter range business plan for Harvest’s business, which plans must:

(a)	be designed to achieve Harvest’s principal objectives,

(b)	identify the principal strategic and operational opportunities and risks of Harvest's business, and

(c)	be approved by the Harvest Board as a pre-condition to the implementation of such plans;

2.	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

3.	identify the principal risks of Harvest's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

4.	approve the annual operating and capital plans;

5.	approve acquisitions and dispositions in excess of a pre-determined limit;

6.	approve the establishment of credit facilities;

7.	approve issuances of additional Trust Units or other securities to the public;

8.	monitor Harvest's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

1

Management and Organization

9.	monitor overall human resources policies and procedures, including compensation and succession planning;

10.	approve the distribution policy of Harvest;

11.	appoint the President and determine the terms of the President's employment with Harvest;

12.	in consultation with the President, develop a position description for the President;

13.	in consultation with the President, establish the limits of management's authority and responsibility in conducting Harvest's business;

14.	in consultation with the President, appoint all officers of Harvest Operations and approve the terms of each officer's employment with Harvest Operations;

15.	receive annually from the Compensation Committee their evaluation of the performance of each senior officer;

16.	develop a system under which succession to senior management positions will occur in a timely manner;

17.	approve any proposed significant change in the management organization structure of Harvest;

18.	in consultation with the President, establish a communications policy for Harvest;

19.	generally provide advice and guidance to management;

Finances and Controls

20.	use reasonable efforts to ensure that Harvest maintains appropriate systems to manage the risks of Harvest's business;

21.	monitor the appropriateness of Harvest's capital structure;

22.	ensure that the financial performance of Harvest is properly reported to Unitholders, other security holders and regulators on a timely and regular basis;

23.
in consultation with the President, establish the ethical standards to be observed by all officers and employees of Harvest Operations and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

24.	require that the President institute and monitor processes and systems designed to ensure compliance with applicable laws by Harvest Operations and its officers and employees;

25.	require that the President institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

26.	review and approve material contracts to be entered into by Harvest;

27.	recommend to the Unitholders of Harvest a firm of chartered accountants to be appointed as Harvest's auditors;

2

28.
take all necessary actions to gain reasonable assurance that all financial information made public by Harvest (including Harvest's annual and quarterly financial statements) is accurate and complete and represents fairly Harvest's financial position and performance;

Governance

29.	in consultation with the Chairman of the Harvest Board, develop a position description for the Chairman of the Harvest Board;

30.	facilitate the continuity, effectiveness and independence of the Harvest Board by, amongst other things,

(a)	selecting from nominees made by independent directors for election to the Harvest Board,

(b)	appointing a Chairman of the Harvest Board who is not a member of management;

(c)	appointing from amongst the directors an audit committee and such other committees of the Harvest Board as the Harvest Board deems appropriate and in compliance with corporate governance regulations,

(d)	defining the mandate of each committee of the Harvest Board,

(e)
ensuring that processes are in place and are utilized to assess the size of the Harvest Board, the effectiveness of the Chairman of the Harvest Board, the Harvest Board as a whole, each committee of the Harvest Board and each director,

(f)	review the orientation and education program for new (and existing) members to the Harvest Board to ensure that it is adequate and effective; and

(g)	establishing a system to enable any director to engage an outside adviser at the expense of Harvest;

31.	review annually the adequacy and form of the compensation of directors.

Delegation

The Harvest Board may delegate its duties to and receive reports and recommendations from any committee of the Harvest Board.

Meetings

1.	The Harvest Board shall meet at least four times per year and/or as deemed appropriate by the Harvest Board Chair;

2.	minutes of each meeting shall be prepared;

3.	the President or his/her designate(s) may be present at all meetings of the Harvest Board;

4.	Vice-Presidents and such other staff as appropriate to provide information to the Harvest Board shall attend meetings at the invitation of the Harvest Board.

5.	Implement medium(s) to solicit feedback from securityholders

6.	At the end of each meeting independent members have the option to meet without non-independent directors and management present

3

News Release
Sustainable Growth

HARVEST ENERGY CONFIRMS FILING OF
2009 ANNUAL INFORMATION FORM

Calgary, Alberta – March 30, 2010  – Harvest Energy (“Harvest”) (TSX:HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces that it has filed its Annual Information Form (“AIF”) for the year ended December 31, 2009 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada.  The AIF contains Harvest’s statement of reserves data and other oil and natural gas information required pursuant to the Canadian Securities Administrators’ National Instrument 51-101.

Electronic copies of the AIF may be obtained on Harvest’s corporate website at www.harvestenergy.ca, or an electronic copy of the AIF may be accessed on Harvest’s SEDAR profile at www.sedar.com.  Hard copies of the aforementioned documents are also available from Harvest at no charge upon request by calling 1-866-666-1178 or by emailing to information@harvestenergy.ca.

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (“KNOC”), is a significant operator in Canada’s energy industry offering exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Corporate Head Office:                                                                  Investor & Media Contacts:
Harvest Energy                                                                                  John Zahary, President & CEO
2100, 330 – 5th Avenue S.W.                                                           Kari Sawatzky, Investor Relations Associate
Calgary, AB   Canada   T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email:  information@harvestenergy.ca
Website: www.harvestenergy.ca

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

I, John E. Zahary, Chief Executive Officer of Harvest Operations Corp., certify the following

1.
Review: I have reviewed the Annual Information Form (“ AIF”), if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Harvest Energy Trust  (the "issuer") for the financial year ended December 31 ,2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations (“ COSO”) Financial Controls Framework.

5.2	N/A

5.3	N/A

2

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on such evaluation; and

(ii)	N/A

7.
Reporting changes in ICFR : The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.
Reporting to the issuer’s auditors and board of directors or audit committee : The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 30, 2010

((Signed))
John E. Zahary
President & Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

I, Kyungluck Sohn, Chief Financial Officer of Harvest Operations Corp., certify the following

1.
Review: I have reviewed the Annual Information Form (“ AIF”), if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Harvest Energy Trust  (the "issuer") for the financial year ended December 31 ,2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations (“ COSO”) Financial Controls Framework.

5.2	N/A

5.3	N/A

2

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on such evaluation; and

(ii)	N/A

7.
Reporting changes in ICFR : The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.
Reporting to the issuer’s auditors and board of directors or audit committee : The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 30, 2010

((Signed))
Kyungluck Sohn
Chief Financial Officer

Harvest Energy Trust

SUPPLEMENTAL TRUST INDENTURE

THIS FIRST SUPPLEMENTAL TRUST INDENTURE is made the 22nd day of December 2009,

BETWEEN:

HARVEST OPERATIONS CORP., a body corporate incorporated under the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta ("**Operations**")

AND:

VALIANT TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry on business in the Province of Alberta, in its capacity as trustee of Harvest Energy Trust (the "**Trustee**")

WHEREAS the Trustee is the trustee of Harvest Energy Trust (the "**Trust**") under the terms of the fifth amended and restated trust indenture in respect of the Trust made as of May 20, 2008 between the Trustee and Operations (the "**Trust Indenture**");

AND WHEREAS pursuant to a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) involving, among others, the Trust, Operations, Korea National Oil Corporation, KNOC Canada Ltd., the Trustee and securityholders of the Trust (the "**Arrangement**") the Trust Indenture is to be amended to the extent necessary to enable TrusteeCo to be appointed as the trustee of the Trust and to otherwise facilitate the Arrangement;

AND WHEREAS the Arrangement provides that Valiant Trust Company shall be removed as trustee of the Trust, and TrusteeCo shall be appointed as trustee of the Trust in substitution for, and as successor to, Valiant Trust Company;

AND WHEREAS the Arrangement was approved by the requisite majority of securityholders of the Trust at a special meeting held on December 15, 2009 and by the Court of Queen's Bench of Alberta by final order dated December 16, 2009;

AND WHEREAS the Arrangement is effective the date hereof;

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties acknowledge and agree as follows:

ARTICLE I
INTERPRETATION

1.1 Incorporation in Trust Indenture

The parties acknowledge and agree that the Trust Indenture is amended as set out herein and that henceforth this Supplemental Indenture and the Trust Indenture shall form one and the same instrument.

WSLegal\054581\00004\5690422v3

- 2 -

ARTICLE II
AMENDMENTS TO TRUST INDENTURE

2.1 Amendments

(a) Section 6.6 of the Trust Indenture is amended by deleting Section 6.6 in its entirety and replacing it with the following:

6.6 Qualifications of the Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act.

(b) Section 6.2 of the Trust Indenture is amended by deleting Section 6.2 in its entirety and replacing it with the following:

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

ARTICLE III
GENERAL

3.1 Confirmation

The Trust Indenture, as amended, shall in all other respects remain in full force and effect.

3.2 Counterparts

This Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument which shall be sufficiently evidenced by any of such original counterparts.

3.3 Governing Law

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. The parties hereby irrevocably submit to the jurisdiction of the courts of the Province of Alberta.

WSLegal\054581\00004\5690422v3

- 3 -

IN WITNESS WHEREOF, each of the parties has caused this Indenture to be duly executed as of the day and year first written above.

HARVEST OPERATIONS CORP.

Per: ______________________________
John Zahary
President and Chief Executive Officer

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

WSLegal\054581\00004\5690422v3

- 3 -

IN WITNESS WHEREOF, each of the parties has caused this Indenture to be duly executed as of the day and year first written above.

HARVEST OPERATIONS CORP.

Per: ______________________________
John Zahary
President and Chief Executive Officer

Per: ______________________________
Name: BONNIE STEEDMAN
Title: SENIOR MANAGER, CLIENT SERVICES

Per: ______________________________
Name: JUNE LAM
Title: ACCOUNT MANAGER

WSLegal\054581\00004\5690422v3

Harvest Energy Trust

SUPPLEMENTAL TRUST INDENTURE

THIS SECOND SUPPLEMENTAL TRUST INDENTURE is made the 22nd day of December 2009,

BETWEEN:

HARVEST OPERATIONS CORP., a body corporate incorporated under the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta ("**Operations**")

AND:

1496965 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta ("**TrusteeCo**")

WHEREAS Valiant Trust Company has submitted its resignation as the trustee of Harvest Energy Trust (the "**Trust**") under the fifth amended and restated trust indenture of the Trust made as of May 20, 2008 between Valiant Trust Company, as trustee, and Operations, as amended by the first supplemental trust indenture made December 22, 2009 (as amended, the "**Trust Indenture**");

AND WHEREAS the removal of Valiant Trust Company as trustee of the Trust, and the appointment of TrusteeCo as trustee of the Trust in substitution for, and as successor to, Valiant Trust Company, constitutes a step in the plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) involving, among others, the Trust, Operations, Korea National Oil Corporation, KNOC Canada Ltd., Valiant Trust Company, TrusteeCo and securityholders of the Trust (the "**Arrangement**"), which plan of arrangement was approved by the requisite majority of securityholders of the Trust at a special meeting held on December 15, 2009 and by the Court of Queen's Bench of Alberta by final order dated December 16, 2009;

AND WHEREAS the Arrangement is effective the date hereof and this Supplemental Trust Indenture is intended to confirm the change of trustee contemplated thereby with effect at the Effective Time (as that term is defined in the Arrangement);

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties acknowledge and agree as follows:

ARTICLE I
INTERPRETATION

1.1 Incorporation in Trust Indenture

The parties acknowledge and agree that the Trust Indenture is and shall be amended as set out herein and that henceforth this Supplemental Indenture and the Trust Indenture shall form one and the same instrument.

WSLegal\054581\00004\5693579v3

- 2 -

ARTICLE II
TRUSTEE

2.1 New Trustee

TrusteeCo is appointed, and TrusteeCo accepts such appointment, as trustee of Harvest Energy Trust pursuant to Section 6.4 of the Trust Indenture, and TrusteeCo assumes all obligations of the Trustee related to the Trust Indenture.

2.2 Continuing Rights of Valiant Trust Company

The indemnities of Valiant Trust Company provided for in the Trust Indenture shall survive the removal of Valiant Trust Company as trustee of the Trust.

ARTICLE III
GENERAL

3.1 Confirmation

The Trust Indenture, as amended hereby, shall in all other respects remain in full force and effect.

3.2 Counterparts

This Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument which shall be sufficiently evidenced by any of such original counterparts.

3.3 Governing Law

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. The parties hereby irrevocably submit to the jurisdiction of the courts of the Province of Alberta.

IN WITNESS WHEREOF, each of the parties has caused this Indenture to be duly executed as of the day and year first written above.

1496965 ALBERTA LTD.

Per: ______________________
Dr. Seong Hoon Kim
President and Secretary

HARVEST OPERATIONS CORP.

Per: ______________________
John Zahary
President

WSLegal\054581\00004\5693579v3

Harvest Energy Trust

SUPPLEMENTAL TRUST INDENTURE

THIS THIRD SUPPLEMENTAL TRUST INDENTURE is made the 22nd day of December 2009,

BETWEEN:

HARVEST OPERATIONS CORP., a body corporate incorporated under the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta ("**Operations**")

AND:

1496965 ALBERTA LTD., a body corporate, with an office in the City of Calgary, in the Province of Alberta, in its capacity as trustee of Harvest Energy Trust (the "**Trustee**")

WHEREAS the Trustee is the trustee of Harvest Energy Trust (the "**Trust**") under the terms of the fifth amended and restated trust indenture of the Trust made as of May 20, 2008, as amended and supplemented by the first supplemental trust indenture and the second supplemental indenture, each made December 22, 2009 (as amended and supplemented, the "**Trust Indenture**");

AND WHEREAS pursuant to a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) involving, among others, the Trust, Operations, Korea National Oil Corporation, KNOC Canada Ltd. and securityholders of the Trust (the "**Arrangement**"), which plan of arrangement was approved by the requisite majority of securityholders of the Trust at a special meeting held on December 15, 2009 and by the Court of Queen's Bench of Alberta by final order dated December 16, 2009, the Trust Indenture shall be amended to make the ordinary trust units of the Trust (the "**Trust Units**") redeemable, at the election of the Trust or the holder, at a redemption price of $10.00 per Trust Unit;

AND WHEREAS the Arrangement is effective the date hereof and this Supplemental Indenture is intended to confirm the redemption privilege in respect of the Trust Units contemplated thereby;

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties acknowledge and agree as follows:

ARTICLE I
INTERPRETATION

1.1 Incorporation in Trust Indenture

The parties acknowledge agree that the Trust Indenture is and shall be amended as set out herein and that henceforth this Supplemental Indenture and the Trust Indenture shall form one and the same instrument.

WSLegal\054581\00004\5704883v3

- 2 -

ARTICLE II
AMENDMENTS TO TRUST INDENTURE

2.1 Amendments

(a) Section 3.8 of the Trust Indenture is amended by deleting Section 3.8 in its entirety and replacing it with the following:

3.8 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Except as otherwise provided in Section 3.13, there are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units.

(b) The Trust Indenture is hereby amended by adding a new Section 3.13, which shall state the following:

3.13 Redemption of Trust Units

(a) The Trust Units may at any time at the option of the Trust be redeemed upon payment of $10.00 per Trust Unit. The Trust Units so to be redeemed shall be redeemed as nearly as may be possible in proportion to the number of Trust Units registered in the name of each Unitholder.

(b) In any case of the redemption of Trust Units by the Trust, the Trust shall at least three (3) days before the date specified by the Trust for redemption mail to each person who at the date of mailing is a registered holder of Trust Units to be redeemed a notice in writing of the intention of the Trust to redeem such Trust Units unless the registered holder has waived the right to receive such advance notice in writing. Such notice shall be mailed by letter, post prepaid, addressed to each such Unitholder at its address as it appears on the books of the Trust provided, however, that accidental failure or omission to give any such notice to one or more such Unitholders shall not affect the validity of such redemption as to the other holders. Such notice shall set out the date on which redemption is to take place and, if part only of the Trust Units held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Trust shall pay or cause to be paid to or to the order of the registered holders of the Trust Units to be redeemed $10.00 per Trust Unit to be redeemed on presentation and surrender at the head office of the Trust or any other place designated in such notice of the certificates for the Trust Units called for redemption and the certificates for such Trust Units shall thereupon be cancelled and the Trust Units represented thereby shall thereupon be and be deemed to be redeemed. If part only of the Trust Units represented by any certificate is redeemed, a new certificate for the balance shall be issued. From and after the date specified in any such notice, the Trust Units called for redemption shall cease to be entitled to distributions and the holders thereof shall not be entitled to exercise any of the rights of Unitholders in respect thereof. The Trust shall have the

WSLegal\054581\00004\5704883v3

- 3 -

right, at any time after the mailing of the notice of its intention to redeem any Trust Units, to deposit the redemption price of the Trust Units so called for redemption or any of such of the said Trust Units represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such Trust Units called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Trust Units in respect whereof such deposit shall have been made shall be and be deemed to be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest, their proportionate share of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest allowed on such deposit shall belong to the Trust.

(c) Any holder of Trust Units shall be entitled, at its option and upon giving notice as hereinafter provided, to require the Trust to redeem at any time the whole, but not less than the whole, of the then outstanding Trust Units registered in its name upon payment of $10.00 for each Trust Unit to be redeemed.

(d) The right provided for in Section 3.13(c) above may be exercised by a Unitholder by notice in writing to be received by the Trust at its head office at least three (3) days before the date for redemption specified in the notice unless the Trust has waived the right to receive such advance notice in writing, accompanied by the certificates representing the Trust Units registered in the name of such holder and such notice shall be signed by the person registered on the records of the Trust as the holder of the Trust Units in respect of which such right is being exercised or by its duly authorized attorney. The receipt of such notice (if any) and Trust Unit certificates by the Trust shall constitute the holder's irrevocable election to exercise its right in respect of that number of Trust specified in such notice. On or after the date specified for redemption, the Trust shall issue a cheque payable in accordance with the provisions hereof to the registered holder of the Trust Units represented by the certificates accompanying such notice and the certificates shall thereupon be cancelled and the Trust Units represented thereby shall thereupon be and shall be deemed to be redeemed.

ARTICLE III
GENERAL

3.1 Confirmation

The Trust Indenture, as amended hereby, shall in all other respects remain in full force and effect.

WSLegal\054581\00004\5704883v3

- 4 -

3.2 Counterparts

This Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument which shall be sufficiently evidenced by any of such original counterparts.

3.3 Governing Law

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. The parties hereby irrevocably submit to the jurisdiction of the courts of the Province of Alberta.

IN WITNESS WHEREOF, each of the parties has caused this Indenture to be duly executed as of the day and year first written above.

HARVEST OPERATIONS CORP.

Per: ______________________
John Zahary
President

1496965 ALBERTA LTD., in its capacity as trustee of Harvest Energy Trust

Per: ______________________
Dr. Seong Hoon Kim
President and Secretary

WSLegal\054581\00004\5704883v3

CORPORATE ACCESS NUMBER: 2015096338

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

HARVEST OPERATIONS CORP.
IS THE RESULT OF AN AMALGAMATION FILED ON 2010/01/01.

REGISTRAR OF CORPORATIONS

REGISTERED ON
THE ALBERTA REGISTRIES
CORES SYSTEM
JAN 01 2010
CRM

BUSINESS CORPORATIONS ACT

Alberta

Articles of Amalgamation

1. Name of Amalgamated Corporation

HARVEST OPERATIONS CORP.

2. The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

The attached Schedules of Share Capital and of Series Provisions are incorporated into and form part of this form.

3. Restrictions on share transfers (if any):

None.

4. Number, or minimum and maximum number of directors:

Not less than one (1) director and not more than fifteen (15) directors.

5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

None.

6. Other provisions (if any):

The attached Schedule of Other Provisions is incorporated into and forms part of this form.

7. Name of Amalgamating Corporations	Corporate Access Number
Harvest Operations Corp.	2015081959
Harvest Pegasus Inc.	2014848176
1115638 Alberta Ltd.	2011156383
1115650 Alberta Ltd.	2011156508

4. DATE	SIGNATURE	TITLE
January 1, 2010	[signature]	PRESIDENT & CHIEF EXECUTIVE OFFICER

(54581-4/CRP) S:\C4\CORPSERV\ALF\CRM\D51623.DOC

SCHEDULE OF SHARE CAPITAL

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares, an unlimited number of Non-Voting Common Shares issuable in series, an unlimited number of Exchangeable Shares issuable in series, an unlimited number of First Preferred Shares, and an unlimited number of Second Preferred Shares issuable in a series, which shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

1. Voting Rights

The holders of Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

2. Dividends

The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends, provided that no dividend may be declared in respect of, or any other benefit conferred upon the holders of, Common Shares unless concurrently therewith the same dividend in respect of, or the same benefit is conferred upon the holders of, Non-Voting Common Shares.

3. Liquidation

The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Non-Voting Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

NON-VOTING COMMON SHARES

1. Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta), the Board of Directors of the Corporation may at any time and from time to time issue the Non-Voting Common Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors of the Corporation. Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta), the Board of Directors of the Corporation may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Non-Voting Common Shares.

2. Voting Rights

The holders of Non-Voting Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Non-Voting Common Shares as such) provided that, except as required by law, the holders of the Non-Voting Common Shares shall not be entitled as such to vote at any meeting of the shareholders of the Corporation.

WSLegal\054581\00004\5730831v1

-2-

3. Dividends

The holders of Non-Voting Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Non-Voting Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of dividends, provided that no dividend shall may be declared in respect of, or any other benefit conferred upon the holders of Non-Voting Common Shares unless concurrently therewith the same dividend in respect of, or the same benefit is conferred upon the holders of, Common Shares.

4. Liquidation

The holders of Non-Voting Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Non-Voting Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

EXCHANGEABLE SHARES

1. Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta), the Board of Directors of the Corporation may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors of the Corporation. Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta), the Board of Directors of the Corporation may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a return of capital on dissolution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

2. Liquidation

The holder of each series of Exchangeable Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, in priority to holders of Common Shares, Non-Voting Common Shares, First Preferred Shares and any other shares of the Corporation raking junior to the Exchangeable Shares from time to time with respect to return of capital on dissolution, to share rateably together with the holders of each other series of Exchangeable Shares in such assets of the Corporation, if any, specified as being payable preferentially to the holders of such series on a return of capital on dissolution.

3. Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares, Non-Voting Common Shares, First Preferred Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends or any benefit conferred upon the holders of such shares, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends or benefits, if any, specified as being payable preferentially to the holders of such series.

WSLegal\054581\00004\ 5730831v1

-3-

FIRST PREFERRED SHARES

1. Voting Rights

The holders of the First Preferred Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the First Preferred Shares as such) provided that, except as required by law, the holders of the First Preferred Shares shall not be entitled as such to vote at any meeting of the shareholders of the Corporation.

2. Dividends

The holders of the First Preferred Shares shall be entitled to receive if, as and when declared by the Board of Directors of the Corporation out of the monies of the Corporation applicable to the payment of dividends, such dividends in any financial year as the Board of Directors in its absolute discretion may by resolution determine, and the directors may, subject to Section 11 hereof declare dividends on any other class of share at different times or at the same time in different amounts than dividends declared on the First Preferred Shares.

3. Redemption

3.1 Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding First Preferred Shares at a price per share equal to that amount being the fair market value of any property received by the Corporation as consideration for the issuance of such First Preferred Shares divided by the total number of First Preferred Shares issued (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

3.2 In case only a part of the then outstanding First Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of First Preferred Shares or in such other manner as the Board of Directors deems reasonable.

3.3 On any redemption of First Preferred Shares under this Section 3, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof, give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem First Preferred Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of First Preferred Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the First Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed.

3.4 The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being or by such other reasonable means as the Corporation deems desirable. The mailing of such cheque from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of First Preferred Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such First Preferred Shares to be redeemed.

3.5 If a part only of the First Preferred Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

WSLegal\054581\00004\ 5730831v1

-4-

3.6 At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all First Preferred Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

3.7 From and after the Redemption Date, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

3.8 First Preferred Shares which are redeemed or deemed to be redeemed in accordance with this Section 3 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

4. Retraction

4.1 A holder of First Preferred Shares shall have the right, at his option, at any time or times, to require the Corporation to redeem at a price per share equal to the Redemption Value thereof, together with all accrued and unpaid dividends thereof up to the Retraction Date (as hereinafter defined) (the whole amount being herein referred to as the "Retraction Price"), all or any of such shares which are registered in such holder's name on the books of the Corporation. Such right shall be exercised by the registered holder delivering to the Corporation at its registered office:

a. a notice in writing executed by such holder (the "Retraction Notice") specifying:

    i. the number of First Preferred Shares which such holder wishes to have redeemed by the Corporation; and

    ii. the business day on which such holder wishes to have the Corporation redeem such shares (the "Retraction Date"), which day shall not be less than 21 days from the date the Retraction Notice is received by the Corporation; and

b. a share certificate or certificates representing such shares, duly endorsed, which such holder wishes to have the Corporation redeem.

4.2 Upon receipt of the documents set out in Section 4.1, the Corporation shall, on the Retraction Date, pay the Retraction Price for each First Preferred Share to be redeemed (less any tax required to be withheld by the Corporation). Such payment shall be made by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being. Such shares shall be redeemed on the Retraction Date, and from and after the Retraction Date, the holder of such shares being redeemed shall cease to be entitled to dividends, and shall not be entitled to exercise any rights in respect thereof, unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of such holders shall remain unaffected until the Retraction Price has been paid in full.

4.3 First Preferred Shares which are retracted or deemed to be retracted in accordance with this Section 4 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

WSLegal\054581\00004\ 5730831v1

-5-

5. Purchase for Cancellation

5.1 In addition to its right to redeem First Preferred Shares as provided in Section 3, the Corporation may at any time or times purchase for cancellation the whole or any part of the outstanding First Preferred Shares at a price per share equal to the Redemption Value thereof.

5.2 First Preferred Shares purchased in accordance with this Section 5 shall, subject to the applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

6. Liquidation

6.1 In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of First Preferred Shares shall be entitled to receive the Redemption Value per share, together with any accrued and unpaid dividends thereof up to the date of commencement of any such liquidation, dissolution, winding up or other distribution of the assets of the Corporation, to be paid all such money before any money shall be paid or property or assets distributed to the holders of any Common Shares or other shares in the capital of the Corporation ranking junior to the First Preferred Shares with respect to return of capital.

6.2 After payment to the holders of the First Preferred Shares of the amounts so payable to them in accordance with this Section 6, the holders of First Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

7. Amendments

The rights, privileges, restrictions and conditions attached to the First Preferred Shares may be amended, modified, suspended, altered or repealed but only if consented to, or approved by, the holders of the First Preferred Shares in the manner hereinafter specified and in accordance with any requirements of applicable law.

8. Creation of Additional Shares

No class of shares may be created ranking as to capital or dividends in priority to or on a parity with the First Preferred Shares without the consent or approval of the holders of the First Preferred Shares in the manner hereinafter specified and in accordance with any requirements of applicable law.

9. Approval by Holders of First Preferred Shares

For the purpose of Sections 7 and 8, any consent or approval given by the holders of First Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding First Preferred Shares or by a resolution passed at a meeting of holders of First Preferred Shares duly called and held upon not less than 21 days' notice in writing to the holders at which the holders of at least 50% of the outstanding First Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than two thirds of the votes cast at such meeting. On every ballot cast at every meeting of the holders of the First Preferred Shares, every holder of a First Preferred Share shall be entitled to one (1) vote in respect of each First Preferred Share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by laws of the Corporation.

10. Adjustment

10.1 The fair market value of any property received as consideration for the issuance of any First Preferred Shares shall be determined initially by the accountants of the Corporation; but if it should subsequently be ascertained that the fair market value of the said property is greater than or less than such determined value whether by:

WSLegal\054581\00004\ 5730831v1

-6-

a. a tribunal or court of competent jurisdiction;

b. agreement between the Corporation and the Department of National Revenue; or

c. agreement between the Corporation and the holders of the First Preferred Shares;

then, subject to the Business Corporations Act (Alberta), the Board of Directors, on behalf of the Corporation, shall ensure that the Redemption Value be increased or decreased accordingly. This adjustment shall be made retroactively effective as of the date of issuance of the First Preferred Shares.

10.2 If an adjustment is made to the Redemption Value pursuant to Section 10.1, and if the Board of Directors of the Corporation decide that an adjustment to the stated capital of the First Preferred Shares is required, then subject to the provisions of the Business Corporations Act (Alberta), the stated capital of the First Preferred Shares shall be adjusted retroactively to the date of issuance of the First Preferred Shares to the amount determined by the Board of Directors of the Corporation.

10.3 If dividends are paid on the First Preferred Shares between the date of issue and the actual date of any adjustment provided for in Section 10.1, then forthwith upon any adjustment being made pursuant to Section 10.1, an amount equal to the difference between the amount of dividend actually received and the amount of dividend which would have been received if the adjustment, pursuant to Section 10.1, had actually been made at the date of issuance of the First Preferred Shares shall be paid to the Corporation by the recipients of the dividend or to the recipients of the dividend by the Corporation, as the case may be.

10.4 If any First Preferred Shares are redeemed, retracted or purchased pursuant to any of Sections 3, 4 or 5 before the actual date of any adjustment provided for in Section 10.1, then forthwith upon any adjustment being made pursuant to Section 10.1, an amount equal to the difference between the price actually paid on the redemption, retraction or purchase of the First Preferred Shares and the price which would have been paid on the redemption, retraction or purchase of the redeemed, retracted or purchased First Preferred Shares if the adjustment pursuant to Section 10.1 had actually been made at the date of issuance of the First Preferred Shares shall be paid by the Corporation or the person whose First Preferred Shares were redeemed, retracted or purchased, as the case may be.

10.5 The First Preferred Shares are created pursuant to and in accordance with the exchange of property provisions of subsection 28(3) of the Business Corporations Act (Alberta).

11. Restriction on Distributions

No distribution shall be made to the holders of any of the Common Shares or Non-Voting Common Shares, if such distribution would result in the Corporation having insufficient net assets to redeem or purchase the First Preferred Shares. For the purposes of this section,

a. "net assets" of the Corporation means the amount for which the assets of the Corporation could realize in cash at that time less the liabilities of the Corporation at that time; and

b. "distribution" means any declaration, payment or distribution to or to the account of any holders of any Common Shares or Non-Voting Common Shares of the Corporation, now or hereafter outstanding by way of:

   (1) dividends in cash or specie, except dividends payable in shares of any class of share of the Corporation; or

   (2) purchase, redemption or other retirement of any outstanding shares except when such purchase, redemption or other retirement is paid for out of the proceeds of a fresh issue of shares made for that purpose.

WSLegal\054581\00004\ 5730831v1

-7-

SECOND PREFERRED SHARES

1. Issuance in Series

1.1 The Second Preferred Shares may be issued in one or more series.

2. Voting Rights

2.1 Subject to the Business Corporations Act (Alberta) (the "Act"), holders of Second Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

WSLegal\054581\00004\ 5730831v1

SHARES IN SERIES

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES, SERIES 1

The Exchangeable Shares, Series 1 (the "Exchangeable Shares") shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"Act" means the Business Corporations Act (Alberta), as amended;

"affiliate" has the meaning given to that term in the Securities Act;

"Annual Redemption" has the meaning given to that term in Section 5.1(d) of these share provisions;

"Annual Redemption Date" means any date that is within the first 90 days of any calendar year commencing in 2005;

"Automatic Redemption" has the meaning given to that term in Section 5.1(a) of these share provisions;

"Automatic Redemption Date" means the date that is the fifth anniversary of the Effective Date;

"Board of Directors" means the Board of Directors of the Corporation;

"Business Day" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"Call Notice" has the meaning given to that term in Section 4.3 of these share provisions;

"Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"Common Shares" means the common shares in the capital of the Corporation;

"Corporation" means Harvest Operations Corp., a corporation incorporated under the Act, and where the context requires, its successors;

"Cumulative Dividend Amount Exchange Ratio", at any time, shall equal the Exchange Ratio at such time less one;

"Current Market Price" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 5 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Current Market Price of a Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"De Minimus Redemption" has the meaning given to that term in Section 5.1(c) of these share provisions;

"De Minimus Redemption Date" has the meaning given to that term in Section 5.1(c) of these share provisions;

WSLegal\054581\00004\5730818v1

-2-

"Distribution" means a distribution paid by Harvest in respect of the Units, expressed as an amount per Unit;

"Distribution Payment Date" means a date on which a Distribution is paid to Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"Distribution Record Date" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"Dividend Record Date" has the meaning given to that term in Section 3.3 of these share provisions;

"Effective Date" means June 30, 2004 or such other date as may be designated by the Board of Directors;

"Exchange Ratio", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by:

(a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(b) decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"Exchange Rights" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"Exchangeable Shares" mean the non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"holder" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"LCR Exercising Party" has the meaning given to that term in Section 6.5 of these share provisions;

"Liquidation Amount" has the meaning given to that term in Section 6.1 of these share provisions;

"Liquidation Call Right" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"Liquidation Date" has the meaning given to that term in Section 6.1 of these share provisions;

"Liquidation Offer" has the meaning given to that term in Section 6.5 of these share provisions;

"Harvest ExchangeCo" means Harvest ExchangeCo Inc., a corporation incorporated under the Act;

WSLegal\054581\00004\5730818v1

-3-

"Harvest" means the Harvest Energy Trust, a trust established under the laws of Alberta;

"Optional Redemption" has the meaning given to that term in Section 5.1(b) of these share provisions;

"Optional Redemption Date" means any date that is after the second anniversary of the Effective Date;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Promissory Note" means the promissory note of the Corporation in favour of Harvest, dated the Effective Date;

"Purchase Price" has the meaning given to that term in Section 4.3 of these share provisions;

"RCR Exercising Party", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"Redemption Call Right" has the meaning given to that term in Section 5.5 of these share provisions;

"Redemption Date" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"Redemption Offer" has the meaning given to that term in Section 5.5 of these share provisions;

"Redemption Price" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Unit on the last Business Day prior to such Redemption Date;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Retracted Shares" has the meaning given to that term in Section 4.1(a) of these share provisions;

"Retraction Call Right" has the meaning given to that term in Section 4.1(b) of these share provisions;

"Retraction Date" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares;

"Retraction Offer" has the meaning given to that term in Section 4.1(b) of these share provisions;

"Retraction Price" has the meaning given to that term in Section 4.1 of these share provisions;

"Retraction Request" has the meaning given to that term in Section 4.1 of these share provisions;

"Securities Act" means the Securities Act (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Support Agreement" means the agreement made among Harvest, Harvest ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date;

"TSX" means the Toronto Stock Exchange;

"Transfer Agent" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

WSLegal\054581\00004\5730818v1

-4-

"Trustee" means the trustee chosen by Harvest to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"Units" means the trust units of Harvest as constituted on the Effective Date;

"Unitholders" means holders of Units;

"U.S. Person" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"Voting and Exchange Trust Agreement" means the agreement made among Harvest, Harvest ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1 The Corporation is authorized to issue an unlimited number of Exchangeable Shares without nominal or par value.

2.2 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Harvest, from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

WSLegal\054581\00004\5730818v1

-5-

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Harvest nor Harvest ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Harvest and Harvest ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Harvest's and Harvest ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Harvest or Harvest ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Harvest or Harvest ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

WSLegal\054581\00004\5730818v1

-6-

4.3 Harvest ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Harvest and Harvest ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Harvest and Harvest ExchangeCo in respect of the holder's Retracted Shares by providing to Harvest and Harvest ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Harvest or Harvest ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Harvest and Harvest ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Harvest or Harvest ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Harvest nor Harvest ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Harvest or Harvest ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Harvest or Harvest ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Harvest nor Harvest ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 The Corporation, Harvest or Harvest ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Harvest or Harvest ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

WSLegal\054581\00004\5730818v1

-7-

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Harvest or Harvest ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Harvest nor Harvest ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Harvest or Harvest ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Harvest or Harvest ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Harvest nor Harvest ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

WSLegal\054581\00004\5730818v1

-8-

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 20% of the Exchangeable Shares outstanding on the Effective Date (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Harvest and Harvest ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 90 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Harvest or Harvest ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Harvest or Harvest ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

WSLegal\054581\00004\5730818v1

-9-

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Harvest and Harvest ExchangeCo (the "Redemption Offer") the overriding right (Harvest's and Harvest ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Harvest or Harvest ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Harvest and Harvest ExchangeCo by sending or causing to be sent to Harvest and Harvest ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Harvest ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Harvest or Harvest ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

WSLegal\054581\00004\5730818v1

-10-

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Harvest nor Harvest ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Harvest or Harvest ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for

WSLegal\054581\00004\5730818v1

-11-

such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Harvest and Harvest ExchangeCo (the "Liquidation Offer") the overriding right (Harvest's and Harvest ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Harvest or Harvest ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Harvest ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Harvest and Harvest ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Harvest or Harvest ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

WSLegal\054581\00004\5730818v1

-12-

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Harvest nor Harvest ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

WSLegal\054581\00004\5730818v1

-13-

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Harvest or Harvest ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Harvest or Harvest ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Units (the "Delivered Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Harvest or Harvest ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Units (where the fair market value of the Delivered Units is determined by multiplying the number of Delivered Units by the weighted average trading price of a Unit on the TSX for the ten trading days preceding the date of purchase by Harvest or Harvest ExchangeCo, as applicable, of such Delivered Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Harvest, Harvest ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Harvest, Harvest ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

WSLegal\054581\00004\5730818v1

-14-

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Harvest:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of stock distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Units:

(i) securities of Harvest of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Harvest; or

(iv) assets of Harvest other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Units into a greater number of Units; or

(e) reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f) reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Harvest and Harvest ExchangeCo with all provisions of the Support Agreement applicable to the Corporation, Harvest and Harvest ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

WSLegal\054581\00004\5730818v1

-15-

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Harvest and Harvest ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Harvest and Harvest ExchangeCo as therein provided.

13.3 The Corporation, Harvest, Harvest ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Harvest, Harvest ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

WSLegal\054581\00004\5730818v1

-16-

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions the obligation of the Corporation, Harvest or Harvest ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Harvest or Harvest ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be an amount equal to the fair market value of one Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Harvest, Harvest ExchangeCo nor the Trustee shall deliver fractions of Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

WSLegal\054581\00004\5730818v1

-17-

SCHEDULE A
RETRACTION REQUEST

To The Corporation, Harvest and Harvest ExchangeCo Inc.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of the Corporation represented by the enclosed certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 4 of the Share Provisions:

- ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR

- ____________ SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by the Corporation or the Transfer Agent.

The undersigned acknowledges the overriding Retraction Call Right of Harvest and Harvest ExchangeCo Inc. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Harvest and Harvest ExchangeCo Inc. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Harvest and Harvest ExchangeCo Inc., may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Harvest or Harvest ExchangeCo Inc. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation, Harvest and Harvest ExchangeCo Inc. that the undersigned:

___ is

(select one)

___ is not

a non-resident of Canada for purposes of the Income Tax Act (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to the Corporation, Harvest and Harvest ExchangeCo Inc. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, Harvest or Harvest ExchangeCo Inc., as the case may be, free and clear of all liens, claims and encumbrances.

________	____________________	____________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

WSLegal\054581\00004\5730818v1

-18-

___ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and the enclosed certificate, together with such additional documents as the Corporation and the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________________

Name of Person in Whose Name Securities

Are to be Registered or Delivered (please print): ____________________________

Street Address or P.O. Box: ____________________________

Social Insurance Number: ____________________________

Signature of Shareholder: ____________________________

City, Province and Postal Code: ____________________________

Signature Guaranteed by: ____________________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

PROVISIONS ATTACHING TO THE SECOND PREFERRED SHARES SERIES 1, SECOND PREFERRED SHARES SERIES 2, AND SECOND PREFERRED SHARES SERIES 3

The Second Preferred Shares Series 1, Second Preferred Shares Series 2 and Second Preferred Shares Series 3 shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
ONLY ONE ISSUANCE

1.1 The Corporation is authorized to make only one issuance of each series of Second Preferred Shares.

ARTICLE 2
DEFINITION OF REDEMPTION AMOUNT

2.1 "Redemption Amount" for a share of a series of Second Preferred Share shall be equal to the fair market value of the consideration received by the Corporation in respect of the first issuance of shares of such series of Second Preferred Shares (with the fair market value being fixed by the Corporation as at the time of such first issuance of shares of such series of Second Preferred Shares) divided by the number of shares of such series of Second Preferred Shares issued at that time, plus any declared but unpaid non-cumulative dividends payable thereon as of the date of redemption, provided that if at a particular time the fair market value of such consideration shall be determined:

WSLegal\054581\00004\5730818v1

-19-

(a) by tribunal or court of competent jurisdiction;

(b) by agreement with Canada Revenue Agency; or

(c) by a valuator acceptable to the Corporation and the holder of Second Preferred Shares issued for such consideration;

to be different from the fair market value fixed by the Corporation, the fair market value of such consideration shall be adjusted by being increased or decreased so as to equal the fair market value so determined. The fair market value so adjusted shall be effective as of the time the shares of such series of Second Preferred Shares were issued and the Redemption Amount per share of such series of Second Preferred Share shall be appropriately adjusted.

ARTICLE 3
VOTING RIGHTS

3.1 Subject to the Business Corporations Act (Alberta) (the "Act"), holders of Second Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

ARTICLE 4
DIVIDENDS

4.1 Holders of shares of a series of Second Preferred Shares shall be entitled to receive in respect of each calendar year if, as and when declared by the Board of Directors, a non-cumulative preferential dividend in the amount (if any) declared by the Board of Directors on such series of Second Preferred Shares.

4.2 No dividends shall be declared or paid in any year on the Common Shares, Non-Voting Common Shares, Exchangeable Shares, First Preferred Shares, or any other shares of the Corporation ranking junior to the Second Preferred Shares from time to time with respect to the payment of dividends, unless all dividends which shall have been declared and which remain unpaid on the Second Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

4.3 If within four months after the expiration of any calendar year the Board of Directors shall not have declared a dividend on any series of Second Preferred Shares in respect of such calendar year, the rights of holders of such series to a dividend for such calendar year shall be forever extinguished. If a dividend is declared on any series of Second Preferred Shares during such four-month period, the rights of holders of such series to any further dividend for such calendar year shall be forever extinguished.

4.4 The rights of holders of Second Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this Article 4.

ARTICLE 5
LIQUIDATION

5.1 In the event of a in the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs (such event referred to herein as "Distribution"), holders of shares of each series of Second Preferred Shares shall be entitled to payment of an amount equal to the Redemption Amount in respect of the shares of such series in priority to the Common Shares, Non-Voting Common Shares, Exchangeable Shares, First Preferred Shares and any other shares ranking junior to the Second Preferred Shares from time to time with respect to payment on a Distribution and all such amounts shall be paid to the holders of the Second Preferred Shares before any amounts are paid to the holders of Common Shares, Non-Voting Common Shares, Exchangeable Shares, First Preferred Shares and any other shares ranking junior to the Second Preferred Shares from time to time with respect to payment on a Distribution. The Second Preferred Shares shall not confer a right to any further participation in the property of the Corporation on a Distribution. If, in the event of a Distribution, the remaining assets available for distribution to the shareholders of the Corporation shall be insufficient to pay to the holders of Second Preferred Shares the full amount

WSLegal\054581\00004\5730818v1

-20-

to which such holders are entitled, the holders of Second Preferred Shares shall share in any distribution of the remaining assets available for distribution on a pro rata basis based on the aggregate of the Redemption Amounts to which such holders are entitled.

ARTICLE 6
REDEMPTION BY THE CORPORATION

6.1 Subject to the Act, the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares on payment or deposit (in accordance with clause 6.4 below) of the Redemption Amount for each Second Preferred Share to be redeemed. If part only of the Second Preferred Shares are to be redeemed, the Board of Directors may select the Second Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the Board of Directors may in their discretion select. If part only of the Second Preferred Shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

6.2 In the case of a redemption of Second Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Second Preferred Shares called for redemption) setting forth the date specified for redemption (the date specified for redemption to be referred to herein as the "Redemption Date") to each person who at the date of mailing is a holder of Second Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount per Second Preferred Share, the Redemption Date and, if part only of the Second Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

6.3 Subject to the Act, the Corporation shall pay to the holder of the Second Preferred Shares to be redeemed the Redemption Amount of each such share on or after the Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Second Preferred Shares so called for redemption. Payment for Second Preferred Shares to be redeemed by the Corporation shall be made by cheque payable at par in Canadian funds at any branch of the Corporation's bankers. Such cheques shall be sent in accordance with the Act to holders of such Second Preferred Shares and redemption shall be deemed to have taken place upon such sending.

6.4 From and after the Redemption Date, the holders of any such Second Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of Second Preferred Shares in respect thereof unless payment or deposit of the Redemption Amount per Second Preferred Share shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Second Preferred Shares shall remain unaffected.

ARTICLE 7
REDEMPTION AT THE OPTION OF THE HOLDERS OF SECOND PREFERRED SHARES

7.1 Subject to the provisions of the Act, a holder of Second Preferred Shares shall be entitled to require the Corporation to redeem at any time or from time to time all or any part of the Second Preferred Shares held by such holder by depositing with the Corporation:

(a) an irrevocable request in writing specifying:

(i) that such holder desires to have the whole or any part of the Second Preferred Shares held by such holder redeemed by the Corporation; and

(ii) the business day, which shall not be less than thirty days after the day on which the request in writing is deposited with the Corporation, on which the holder desires to have the Corporation redeem such shares (the "Retraction Date") and

(iii) the share certificate(s) representing the Second Preferred Shares which the holder desires to have the Corporation redeem.

WSLegal\054581\00004\5730818v1

-21-

If part only of the Second Preferred Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(b) On the Retraction Date the Corporation, if permitted by the Act, shall redeem the number of Second Preferred Shares to be redeemed by paying the holder of such Second Preferred Shares an amount per share equal to the Redemption Amount, provided that all requirements set out under this Article 7 have been complied with. Payment for Second Preferred Shares to be redeemed by the Corporation shall be made by cheque payable at par in Canadian funds at any branch of the Corporation's bankers. Such cheque shall be sent in accordance with the Act to the holder of such Second Preferred Shares and redemption shall be deemed to have taken place upon such sending. If on the Retraction Date the Corporation would be prevented by the Act from redeeming all of the Second Preferred Shares requested by the holder thereof to be redeemed, the Corporation shall redeem, disregarding fractions, that number of Second Preferred Shares that it is permitted by the Act to redeem and the Corporation shall redeem the balance of the outstanding Second Preferred Shares requested by such holder to be redeemed at the earliest time or times as the redemption is permitted by the Act.

(c) From and after the Retraction Date, the holders of any such Second Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of Second Preferred Shares in respect thereof unless payment of the Redemption Amount per Second Preferred Share shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Second Preferred Shares shall remain unaffected.

ARTICLE 8
RESTRICTED PAYMENTS TO THE HOLDERS OF SHARES OF OTHER CLASSES

8.1 The Corporation shall not make any Restricted Payment (as defined in clause 8.2 below) to a holder of Common Shares, Non-Voting Common Shares, Exchangeable Shares, First Preferred Shares or shares of the Corporation of any class other than Second Preferred Shares if the Corporation is, or would after making the Restricted Payment be, unable to pay to the holders of Second Preferred Shares the Redemption Amount for each Second Preferred Share held.

8.2 For the purpose of clause 8.1, the Corporation makes a Restricted Payment when it:

(a) declares or pays a dividend other than a stock dividend consisting of shares of a class other than Second Preferred Shares,

(b) makes any payment to purchase, redeem or otherwise acquire Common Shares, Non-Voting Common Shares, Exchangeable Shares, First Preferred Shares or shares of the Corporation of any class other than Second Preferred Shares, or

(c) gives financial assistance by means of a loan, guarantee or otherwise.

WSLegal\054581\00004\5730818v1

SCHEDULE OF OTHER PROVISIONS

a. The directors of the corporation may, without authorization of the shareholders:

i. borrow money on the credit of the Corporation;

ii. issue, reissue, sell or pledge debt obligations of the Corporation;

iii. subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and

iv. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

b. The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

c. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

d. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario, Montreal, Quebec; or Halifax, Nova Scotia.

WSLegal\054581\00004\5730828v1

Amalgamate Alberta Corporation - Registration Statement

Alberta Registration Date: 2010/01/01

Corporate Access Number: 2015096338

Service Request Number:	14093598
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	HARVEST OPERATIONS CORP.
French Equivalent Name:	
Nuans Number:	
Nuans Date:	
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	4500, 855 - 2ND STREET S.W.
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4K7

RECORDS ADDRESS

Street:	
Legal Description:	
City:	
Province:	
Postal Code:	

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	THE ATTACHED SCHEDULES OF SHARE CAPITAL AND SERIES

PROVISIONS ARE INCORPORATED INTO AND FORM PART OF THIS FORM.
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	NONE.
Business Restricted From:	NONE.
Other Provisions:	THE ATTACHED SCHEDULE OF OTHER PROVISIONS IS INCORPORATED INTO AND FORMS PART OF THIS FORM.
Professional Endorsement Provided:	
Future Dating Required:	
Registration Date:	2010/01/01

Director

Last Name:	KIM
First Name:	SEONG-HOON
Middle Name:	
Street/Box Number:	1588-14, GWANYANG-DONG, DONGAN-GU
City:	ANYANG-SI, GYEONGGI-DO
Province:	
Postal Code:	431-711
Country:	REPUBLIC OF KOREA
Resident Canadian:	
Named On Stat Dec:	

Last Name:	GEUN
First Name:	IM HONG
Middle Name:	
Street/Box Number:	1588-14, GWANYANG-DONG, DONGAN-GU
City:	ANYANG-SI, GYEONGGI-DO
Province:	
Postal Code:	431-711
Country:	REPUBLIC OF KOREA
Resident Canadian:

Named On Stat Dec:

Last Name: ZAHARY
First Name: JOHN
Middle Name: E.
Street/Box Number: 2100, 330 - 5TH AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 0L4
Country:
Resident Canadian: Y
Named On Stat Dec: Y

Amalgamating Corporation

Corporate Access Number	Legal Entity Name
2011156383	1115638 ALBERTA LTD.
2011156508	1115650 ALBERTA LTD.
2014848176	HARVEST PEGASUS INC.
2015081959	HARVEST OPERATIONS CORP.

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2010/01/01
Shares in Series	ELECTRONIC	2010/01/01
Other Rules or Provisions	ELECTRONIC	2010/01/01
Statutory Declaration	10000001000210785	2010/01/01

Registration Authorized By: COLIN R. PERRY
SOLICITOR

HARVEST OPERATIONS CORP.

BY-LAW NO. 1

< Repealed on December 22, 2009 >

HARVEST OPERATIONS CORP.

BY-LAW NO. 2

WSLegal\054581\00004\5720305v1

INDEX

Page

DEFINITIONS 1

REGISTERED OFFICE 1

SEAL 1

DIRECTORS 2
- Number 2
- Vacancies 2
- Powers 2
- Duties 2
- Qualification 2
- Term of Office 3
- Election 3
- Consent to Election 3
- Removal 3
- Vacation of Office 3
- Validity of Acts 4

MEETINGS OF DIRECTORS 4
- Place of Meeting 4
- Notice 4
- Waiver of Notice 4
- Omission of Notice 4
- Telephone Participation 4
- Adjournment 4
- Quorum and Voting 5
- Resolution in Lieu of Meeting 5

COMMITTEES OF DIRECTORS 5
- General 5
- Audit Committee 6

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES 6

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL 7

CONFLICT OF INTEREST 7

FOR THE PROTECTION OF DIRECTORS AND OFFICERS 7

INDEMNITIES TO DIRECTORS AND OTHERS 8

OFFICERS 8
- Appointment of Officers 8

WSLegal\054581\00004\5720305v1

Removal of Officers and Vacation of Office 9
Vacancies 9
Chairman of the Board 9
President 9
Vice-President 9
Secretary 9
Treasurer 9
Assistant Secretary and Assistant Treasurer 10
Managing Director 10
Duties of Officers may be Delegated 10

SHAREHOLDERS' MEETINGS 10
Annual Meeting 10
Special Meetings 10
Meeting on Requisition of Shareholders 10
Notice 11
Waiver of Notice 11
Omission of Notice 11
Record Dates 11
Chairman of the Meeting 12
Votes 12
Right to Vote 12
Proxies 13
Telephone Participation 14
Adjournment 14
Quorum 14
Resolution in Lieu of Meeting 14

SHARES AND TRANSFERS 14
Issuance 14
Security Certificates 15
Agent 15
Dealings with Registered Holder 15
Surrender of Security Certificates 15
Defaced, Destroyed, Stolen or Lost Security Certificates 15
Enforcement of Lien for Indebtedness 16

DIVIDENDS 16

VOTING SECURITIES IN OTHER BODIES CORPORATE 17

NOTICES, ETC. 17
Service 17
Failure to Locate Shareholder 17
Shares Registered in More than one Name 17
Persons Becoming Entitled by Operation of Law 17
Deceased Shareholder 17
Signatures upon Notices 18
Computation of Time 18
Proof of Service 18

WSLegal\054581\00004\5720305v1

CUSTODY OF SECURITIES 18
EXECUTION OF CONTRACTS, ETC. 18
FISCAL PERIOD 19

WSLegal\054581\00004\5720305v1

HARVEST OPERATIONS CORP.

BY-LAW NO. 2

A by-law relating generally to the conduct of the business and affairs of Harvest Operations Corp. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Business Corporations Act* (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b) "board" means the board of directors of the Corporation;

(c) "by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2. The Corporation shall at all times have a registered office within Alberta. Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:

(a) change the address of the registered office within Alberta;

(b) designate, or revoke or change a designation of, a records office within Alberta; or

(c) designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

SEAL

3. The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

WSLegal\054581\00004\5720305v1

- 2 -

DIRECTORS

4. Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors. At least 25% of the directors shall be resident Canadians.

5. Vacancies. Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

6. Powers. Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.

7. Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

8. Qualification. The following persons are disqualified from being a director of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who

(i) is a dependent adult as defined in the *Dependent Adults Act* or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in the Mental Health Act,

(iii) is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both, or

WSLegal\054581\00004\5720305v1

- 3 -

(iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

9. Term of Office. A director's term of office (subject to the provisions, if any, of the Corporation's articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10. Election. Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11. Consent to Election. A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

12. Removal. Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

13. Vacation of Office. A director of the Corporation ceases to hold office when:

(a) he dies or resigns;

(b) he is removed from office; or

(c) he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

WSLegal\054581\00004\5720305v1

- 4 -

14. Validity of Acts. An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with paragraphs 4, 21 or 23 hereof.

MEETINGS OF DIRECTORS

15. Place of Meeting. Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16. Notice. Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17. Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18. Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

19. Electronic Participation. A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

20. Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to

WSLegal\054581\00004\5720305v1

- 5 -

form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

21. Quorum and Voting. Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least 25% of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

22. Resolution in Lieu of Meeting. Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

COMMITTEES OF DIRECTORS

23. General. The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least 25% of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission referred to in section 42 of the Act;

(g) approve a management proxy circular;

(h) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i) adopt, amend or repeal by-laws of the Corporation.

Notwithstanding the foregoing and subject to the articles or any unanimous shareholder agreement, the directors may, by resolution, delegate to a director, managing director or committee of directors the power to:

(a) borrow money on the credit of the Corporation;

WSLegal\054581\00004\5720305v1

- 6 -

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) subject to section 45 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

24. Audit Committee. Subject to subsection (3) of section 171 of the Act, if any of the issued shares of the Corporation, or securities of the Corporation which may or might be exchanged for or converted into shares of the Corporation, were part of a distribution to the public and the Corporation has more than fifteen shareholders, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25. Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

WSLegal\054581\00004\5720305v1

- 7 -

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

26. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

27. A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract. If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved. This paragraph is subject to any unanimous shareholder agreement.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

28. No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered

WSLegal\054581\00004\5720305v1

- 8 -

into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

29. (1) Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 29(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

(3) Notwithstanding anything in this paragraph 29, a person referred to in subparagraph 29(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a) was substantially successful on the merits of his defence of the action or proceeding; and

(b) fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

OFFICERS

30. Appointment of Officers. Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board and shall appoint a President and a Secretary and if deemed advisable may appoint one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. In case and whenever the same person holds the

WSLegal\054581\00004\5720305v1

- 9 -

offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

31. Removal of Officers and Vacation of Office. Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

32. Vacancies. If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 30 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.

33. Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.

34. President. The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

35. Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

36. Secretary. The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (3) and (5) of section 21 of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

37. Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in

WSLegal\054581\00004\5720305v1

- 10 -

the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

38. Assistant Secretary and Assistant Treasurer. The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

39. Managing Director. The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.

40. Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

41. Annual Meeting. Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine.

42. Special Meetings. The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place within Alberta as the directors may determine.

43. Meeting on Requisition of Shareholders. The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the

WSLegal\054581\00004\5720305v1

- 11 -

requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

44. Notice. A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

45. Waiver of Notice. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

46. Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

47. Record Dates. The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

WSLegal\054581\00004\5720305v1

- 12 -

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i) at the close of business on the last business day preceding the day on which the notice is sent; or

(ii) if no notice is sent, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

48. Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

49. Votes. Votes at meetings of shareholders may be given either personally or by proxy. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

50. Right to Vote. Subject to section 139 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

WSLegal\054581\00004\5720305v1

- 13 -

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

51. Proxies. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

> The undersigned shareholder of ____________________ hereby appoints ____________________ of ____________________, whom failing, ____________________ of ____________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ___ day of _______, 20__ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.
>
> Dated the ___ day of _________, 20__.
>
> ______________________________
> Signature of Shareholder

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telecopy, telegram, cable or telex) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in

WSLegal\054581\00004\5720305v1

- 14 -

accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

52. Electronic Participation. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

53. Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 149 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

54. Quorum. Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

55. Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.

SHARES AND TRANSFERS

56. Issuance. Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration

WSLegal\054581\00004\5720305v1

- 15 -

for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

57. Security Certificates. A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

58. Agent. The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

59. Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

60. Surrender of Security Certificates. Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

61. Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 67 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

WSLegal\054581\00004\5720305v1

- 16 -

62. Enforcement of Lien for Indebtedness. Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.

DIVIDENDS

63. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a) the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 43 of the Act, the Corporation may pay a dividend in money or property.

64. In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

WSLegal\054581\00004\5720305v1

- 17 -

VOTING SECURITIES IN OTHER BODIES CORPORATE

65. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

66. Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

67. Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

68. Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

69. Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

70. Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 66 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed

WSLegal\054581\00004\5720305v1

- 18 -

to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

71. Signatures upon Notices. The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

72. Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the Interpretation Act, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

73. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CUSTODY OF SECURITIES

74. All securities (including without limitation warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

75. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director(s) or officer(s) or any person(s) authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by any director or officer to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal,

WSLegal\054581\00004\5720305v1

- 19 -

immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of any director, officer or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FISCAL PERIOD

76. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

ENACTED the 22 day of December, 2009.

[signature]	[signature]
President	Secretary

WSLegal\054581\00004\5720305v1

HARVEST OPERATIONS CORP.

BY-LAW NO. 3

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by Harvest Operations Corp. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

The directors of the Corporation may from time to time:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e) delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing or replacing this by-law shall have been received by such party and duly acknowledged in writing.

ENACTED the 22 day of December, 2009.

President

Secretary

WSLegal\054581\00004\5720306v1